Exhibit D-2

THE REPUBLIC OF TURKEY

This description of the Republic of Turkey is dated as of January 19, 2016 and appears as Exhibit D-2 to the Republic of Turkey’s Amendment No. 2 to Annual Report on Form 18-K/A to the U.S. Securities and Exchange Commission for the fiscal year ended December 31, 2014.

Personal Income Tax	170
Corporate Income Tax	171
Investment Incentive System	171
Value Added Tax	172
Developments in Tax Policy	174
Tax Revenues	178
State Owned Enterprises (SOEs)	179
Privatization Implementations	183
Extra-Budgetary Funds	193
Local Government	193
Public Sector Fixed Investment	194
Public Sector Borrowing Requirement	194
DEBT	196
General	196
Domestic Debt	197
External Debt and Debt Management	218
Risk Management	228

FORWARD-LOOKING STATEMENTS

Turkey has made forward-looking statements in this Annual Report on Form 18-K. Statements that are not historical facts are forward-looking statements. These statements are based on Turkey’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Turkey undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. Turkey cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

•	interest rates in financial markets outside Turkey;

•	the impact of changes in the credit rating of Turkey;

•	the impact of changes in the international prices of commodities;

•	economic conditions in Turkey’s major export markets;

•	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;

•	the impact of any delays or other adverse developments in Turkey’s accession to the European Union; and

•	the impact of adverse developments in the region where Turkey is located.

•	Internal factors, such as:

•	general economic and business conditions in Turkey;

•	present and future exchange rates of the Turkish currency;

•	foreign currency reserves;

•	the level of domestic debt;

•	domestic inflation;

•	the ability of Turkey to effect key economic reforms;

•	the level of foreign direct and portfolio investment; and

•	the level of Turkish domestic interest rates.

RECENT DEVELOPMENTS AND SUMMARY

GENERAL

The Republic’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from the crisis since the last quarter of 2009. The Republic’s GDP increased by 4.0% in the third quarter of 2015 as compared to the third quarter of 2014. See “— Economic Developments”.

From December 14, 2015 to January 13, 2016, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) increased by 4.62%.

On May 13, 2014, an explosion at a coal mine in Soma, Manisa, caused an underground mine fire. 301 people died in that disaster. Following the incident, an investigation was initiated and 24 people were taken into custody. On November 10, 2014, the indictment of the case was presented to the court by the chief public prosecutor. The indictment has been rejected by the court on four grounds, including lack of testimony, lack of evidence, violation of the principle of individual criminal responsibility and submission of charges without including the necessary technical details. On March 7, 2015, the court approved a revised bill of indictment implicating 45 people in connection with the mining incident. The lawsuit is ongoing.

On December 14, 2014, Turkish authorities made over two dozen arrests of media representatives during raids of a newspaper and TV station with close ties to the US-based Islamic cleric Fethullah Gulen, the spiritual leader of the Gulen movement, an opposition movement in Turkey. The arrests were made on charges of forgery, fabricating evidence and forming an illegal organization to oppose the state. On December 14, 2014, European Union officials Federica Mogherini and Johannes Hahn issued a joint statement stating that such actions were incompatible with the freedom of media, which is a core principle of democracy. On December 15, 2014, Turkish President Recep Tayyip Erdogan issued a statement that such steps were necessary and within the rule of law against elements that threaten national security. Following the arrests, several detainees have been released with the remaining subject to further interrogation. On December 19, 2014, the 1st Istanbul Penal Court of Peace issued an arrest warrant for Fethullah Gulen. On February 24, 2015, an Istanbul Court issued a second arrest warrant for him. On September 17, 2015, a Turkish prosecutor sought a jail sentence for Fethullah Gulen of up to 34 years. On October 19, 2015, Istanbul’s High Penal Court issued an arrest warrant for Gulen and Sinan Dursun for “attempting to stage a coup, establishing and masterminding an armed organization and political espionage”. On November 9, 2015, the Istanbul 14th Criminal Court ordered the arrests of Fethullah Gulen and former police officer Emre Uslu over illegal wiretapping, along with 112 suspects. On December 28, 2015, another arrest warrant has been issued for Gulen, along with 60 suspects.

In 2015, there were a series of raids against opposition media outlets and Gulen -associated businesses throughout Turkey. For example, in January 2015, several policemen were arrested for illegal wiretapping and political spying charges. On September 1, 2015, Turkish police raided the Ankara-based offices of a media group affiliated with Fethullah Gulen. Six people were arrested and a warrant was issued for the conglomerate’s chief executive, Akin Ipek. On September 16, 2015, Turkish police issued warrants against eleven executives on charges of organized theft. The arrests took place in the central city of Kayseri, where police raided a university with alleged links to Fethullah Gulen. On October 26, 2015, an Ankara court appointed administrators to take control of the Koza İpek Holding, which Ankara Chief Public Prosecutor’s Office links as a Gulen-associated business.

On March 27, 2015, the Assembly approved the new domestic security law (Law No. 6638). Law No. 6638 was published in the Official Gazette on April 4, 2015 (No. 29316). The new law expands the powers of the Turkish police and increases penalties for people participating in unauthorized demonstrations.

In recent years, the Republic has experienced a number of terror-related incidents. On January 6, 2015, a police station in Istanbul was bombed. In June 2015, four people died and over 400 were injured after two explosions hit the city of Diyarbakir during a pro-Kurdish HDP election rally.

After DAESH’s (a synonym for the Islamic State terrorist group) terrorist attack in Suruç on July 20, 2015, and DAESH’s targeting Turkey’s military border post directly on July 23, 2015, Turkey initiated military actions against this terrorist organization in Syria. On July 24, 2015, Turkish Air Force bombed certain DAESH targets in Syria, based on Turkey’s right of self-defense in accordance with Article 51 of the UN Charter.

On October 10, 2015, two bombs exploded in Ankara during a peace rally killing nearly 100 individuals and wounding over 200 others. On October 28, 2015, the Ankara Chief Public Prosecutor’s office said a DAESH cell from Gaziantep, a province in southern Turkey that borders Syria, carried out the bombing. On January 12, 2016, a bombing in Istanbul killed at least 11 individuals including the bomber, a suspected DAESH activist based in Syria. More than a dozen other individuals were wounded in the attack. Following the suicide bombing, Turkish artillery attacked DAESH positions in Syria and Iraq, killing around 200 fighters within 48 hours.

In late July 2015, the terrorist group PKK declared an end to a two-year cease. Since July 2015, several Turkish soldiers and policemen have been killed by PKK, and Turkish security forces have carried out operations against the terrorist group in Turkey and Northern Iraq. The violence has continued to escalate resulting in hundreds of civilian as well as military casualties, and damage to infrastructure in the southeast region of Turkey. Since July 2015, there have also been airstrikes against PKK targets. In October 2015, Turkish aircraft bombed PKK targets overnight in Turkey and Northern Iraq. The Turkish Government has stated that PKK militants must relinquish their weapons and return to their camps in Northern Iraq before it will halt operations and restart peace talks.

On January 15, 2016 Turkish security forces detained 27 academics on charges of conducting terror propaganda. All of the detained academics were released after questioning.

The Republic is continuing its humanitarian efforts to provide shelter to refugees fleeing the conflict in Syria. As of January 11, 2016, 268,843 Syrian refugees occupied accommodation centers throughout Turkey. As of December 2015, the Republic spent more than U.S.$8 billion for Syrian refugees in Turkey.

On October 6, 2015, a draft action plan was published reflecting an agreement between the EU and the Republic to cooperate on support of refugees and migration management to address the unprecedented refugee crisis created by the situation in Syria and Iraq (the “Action Plan”). The Action Plan identifies collaborative actions to be implemented as a matter of urgency by the EU and the Republic with the objective to assist the Republic in managing the massive influx of refugees and preventing uncontrolled migratory flows from Turkey to the EU. The Action Plan contemplates immediate implementation to be jointly steered and monitored by the European Commission and the High Representative / Vice President and the Republic through the establishment of the EU-Turkey high-level dialogue on migration. On November 29, 2015, the Leaders of the European Union met in Brussels with their Turkish counterpart. In this meeting, the European Union declared that it is committed to provide an initial 3 billion euro of resources to Turkey for Syrian refugees.

On December 10, 2015, Prime Minister Ahmet Davutoğlu announced a structural reform agenda to be completed by January 2017. The main objectives of the structural reform agenda are reaching a high income level with strong and sustainable growth and ‘Inclusive Growth’ which will enable all parts of the society to benefit from the strong and sustainable growth.

Turkey became a member of the G20 troika (past, current and future hosts) on December 1, 2013, and its presidency of the G20 commenced on December 1, 2014. Turkish G20 Presidency hosted the meeting of G20 Ministers of Agriculture on May 6-8, 2015, in İstanbul. This was the first time G20 Agriculture Ministers convened since 2011. G20 Agriculture Ministers expressed their strong support of global efforts to ensure food security and agreed on the importance of establishing economically, socially and environmentally sustainable food systems. The G20 Labor and Employment Ministers Meeting was held on September 3-4, 2015, in Ankara. By adopting G20 Labor and Employment Ministerial Declaration, G20 Labor Ministers agreed upon a target to reduce the share of young people who are at most risk of being permanently left behind in the labor market by 15% by 2025. The first G20 Energy Ministers Meeting in the history of the G20 was held in İstanbul on October 2, 2015, focusing on issues relating to development and access in particular. The G20 Leaders’ Summit was held on November 15-16, 2015, in Antalya. After the conclusion of its term as the G20 President, Turkey passed the presidency over to China on December 1, 2015.

POLITICAL CONDITIONS

The latest general elections were held on November 1, 2015. The AKP, the CHP, the MHP and the HDP received 49.50%, 25.32%, 11.90% and 10.76% of the votes, respectively. After the elections, on November 24, 2015, AKP has formed a single party government.

The following table sets forth the composition of the Assembly by total number of seats as of January 14, 2016:

Political Party	Number of Seats
Justice and Development Party (AKP)	317
Republican People’s Party (CHP)	134
People’s Democratic Party (HDP)	59
Nationalist Action Party (MHP)	40
Total	550

Source: The Grand National Assembly of Turkey

Following the November 2015 elections, the Government started negotiations to form a new constitution with an aim to replace the existing constitution, which was enacted after the military coup in 1980, with a more democratic one.

INTERNATIONAL RELATIONS

On May 6, 2015, Turkey became an Associate Member of the CERN, the European Organization for Nuclear Research.

On June 18, 2015, the Minister of Energy of Russia Alexander Novak and the Minister of Productive Reconstruction, Environment and Energy of Greece Panagiotis Lafazanis signed a Memorandum of cooperation on the construction and operation of the TurkStream pipeline on the territory of Greece. On June 22, 2015, Turkey issued a permit on engineering surveys for the offshore section of the TurkStream pipeline. On September 14, 2015, Gazprom Deputy CEO Alexander Medvedev announced that the TurkStream pipeline would be postponed due to the political situation in Turkey. On December 3, 2015, Russia has announced that preparatory work on the TurkStream pipeline project was halted.

On August 7, 2015, the Northern Cyprus Water Supply project was completed with the installation of the final part of the pipeline connecting Turkey to the Turkish Republic of Northern Cyprus. In early October 2015, the first fresh water from Turkey reached the Turkish Republic of Northern Cyprus.

On November 10, 2015, the European Commission published EU Progress Report for Turkey. In its report, the European Commission urged Turkey to lift restrictions on media freedom, respect human rights and stop interfering in the judiciary. Report states that Turkey saw a deterioration of its security situation. The European Commission called for a relaunch of peace talks. Regarding the economic criteria, the report emphasized that the Turkish economy is well advanced and can be considered a functioning market economy. Additionally, it confirmed that Turkey is developing the capacity to cope with the competitive pressure and market forces within the EU. The Report also states that political dialogue on foreign and security policy continued, including on counter-terrorism, against the background of Turkey joining the international coalition against DAESH.

On December 14, 2015, Chapter 17-Economic and Monetary Policy of the EU Acquis was opened to negotiations. This brings the number of chapters opened to negotiations to 15, one of which is provisionally closed.

Cyprus

On April 26, 2015, Presidential elections were held in northern Cyprus. Mustafa Akinci won the elections by gaining 60.83% of the votes. Following the completion of the elections, comprehensive settlement negotiations resumed on May 15, 2015. On July 27, 2015, the Turkish Cypriot parliament approved the country’s new coalition government.

United States

On June 11, 2012, the United States issued a waiver to Turkey from certain U.S. extraterritorial sanctions against Iran that otherwise might have applied by reference to Turkish imports of Iranian crude oil. The waiver took effect as of June 28, 2012, for a renewable period of six months and was later superseded by additional sanctions relief under the Joint Plan of Action with Iran, enabling Turkey, among other countries, to continue purchasing its current average amounts of such crude oil from January 20, 2014 forward, subject to the non-involvement of the US financial system and other US elements in those transactions. This sanctions relief was last extended on July 14, 2015 in connection with the Joint Comprehensive Plan of Action (“JCPOA”) through “Implementation

Day” of the JCPOA sanctions relief, at which time the United States will suspend more broadly the relevant extraterritorial sanctions, while leaving in place the primary sanctions against the involvement of US elements in Iran-related oil transactions. On October 18, 2015, the Secretary of State issued contingent waivers of certain statutory sanctions provisions. These waivers will only take effect on Implementation Day. Until Implementation Day is reached, the only changes to the Iran-related sanctions are those provided for in the Joint Plan of Action of November 24, 2013, as extended.

On July 24, 2015, Turkey allowed its Incirlik air base to be used by the United States to fight against DAESH within a certain framework.

Syria

On May 16, 2015, a Turkish fighter jet shot down a Syrian aerial vehicle for violating Turkish air space in accordance with its rules of engagement and determination to protect its borders.

On July 24, 2015, Turkish Air Force bombed certain DAESH targets in Syria, based on Turkey’s right of self-defense in accordance with Article 51 of the UN Charter. Turkish Air Force also targeted PKK militant camps in Northern Iraq.

On August 16, 2015, having reassessed the threats stemming from the conflict in Syria, the United States and Germany decided to pull Patriot missile batteries from southern Turkey.

On December 3, 2015, the Prime Minister of Turkey announced that Turkey is setting up “physical barriers” in the 98-km (61 miles) stretch of land controlled on the Syrian side by DAESH.

On December 18, 2015 United Nations Security Council unanimously agreed a resolution endorsing an international roadmap for a Syria peace process. Turkey has announced that it supports a solution in which Bashar Assad would be transitioned out in the envisaged political transition process through absolute transfer of power to a transitional government.

Russia

Following the launch of Russian airstrikes in Syria commencing on September 30, 2015, on October 3-4, 2015, two Turkish F-16 fighter jets intercepted a Russian plane that entered Turkey’s airspace. The Republic strongly objected to the incidents and on October 5, 2015, NATO issued a statement denouncing the violation of Turkish airspace and requesting that Russia cease its attacks on the Syrian opposition and civilians, to focus its efforts on fighting DAESH, and to promote a solution to the conflict through a political transition.

On November 24, 2015, Turkey’s military downed a Russian warplane near Turkey’s border. The plane had violated Turkish air space after being repeatedly warned to change its course. Since then, relations between Turkey and Russia have deteriorated. Russia has imposed some economic sanctions to Turkey, including a ban on the import of some Turkish foods, banning Russian tourists from visiting Turkey, and a ban on charter flights to Turkey. Russia also announced an end to visa-free travel for Turks to Russia and terminated extension of labor contracts for Turks working there. On November 30, 2015, NATO has announced that Turkey has the right to protect and defend its borders following the downing of a Russian warplane.

On December 7, 2015, Deputy Prime Minister of Turkey has announced that a worst-case scenario of “zero relations” with Russia would cost Turkey about U.S. $9 billion. On December 30, 2015, Russia broadened its sanctions against Turkey, which include restricting new Turkish construction and curbing tourism activities in Russia.

Iraq

On December 6, 2015, Turkey deployed forces to a camp in a region of northern Iraq as a routine rotation to train Iraqis to retake Mosul from DAESH. Iraqi Prime Minister said his country might turn to the U.N. Security Council if Turkish troops sent to Northern Iraq were not withdrawn within 48 hours. Later, Turkey decided to halt transfer of troops. On December 8, 2015, Iraq’s ambassador to the United Nations stated that bilateral talks between the neighboring states were proceeding favorably. On December 18, 2015, Turkey decided to move troops out of Iraq to de-escalate tensions.

ECONOMIC DEVELOPMENTS

The following table sets forth the percentage of GDP represented by economic sector (at current prices and expressed in percentages) for the periods indicated:

GDP by Economic Sector	2014	2015 Q1	2015 Q2	2015 Q3
1. Agriculture, forestry and fishing	7.1	3.9	6.4	12.7
2. Mining and quarrying	1.5	1.0	1.2	1.5
3. Manufacturing	15.8	16.5	16.5	14.0
4. Electricity, gas, steam and air conditioning supply	1.6	1.4	1.5	1.4
5. Water supply, sewerage, waste management and remediation	0.7	0.7	0.7	0.8
6. Construction	4.6	4.4	4.8	4.1
7. Wholesale and retail trade	12.0	11.6	12.0	11.0
8. Transportation and storage	11.9	10.8	11.9	11.6
9. Accommodation and food service activities	2.6	2.1	2.1	3.9
10. Information and communication	1.9	2.1	1.8	1.5
11. Financial and insurance activities	3.0	3.3	2.9	3.9
12. Real Estate activities	9.8	10.6	9.9	9.0
13. Professional, scientific and technical activities	3.4	4.6	3.3	2.6
14. Administrative and support service activities	2.1	2.5	2.1	1.7
15. Public administration and defense; compulsory social security	4.2	4.8	4.1	4.3
16. Education	3.7	4.7	3.8	3.3
17. Human health and social work activities	1.5	1.8	1.5	1.4
18. Arts, entertainment and recreation	0.2	0.3	0.2	0.2
19. Other service activities	1.1	1.1	1.0	1.0
20. Activities of household as employers	0.2	0.3	0.1	0.1
21. Sectoral total	89.0	88.5	87.9	89.1
22. Financial intermediation services indirectly measured	1.4	1.5	1.6	1.4
23. Taxes-Subsidies	12.5	13.0	13.7	12.3
24. Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (at constant prices and expressed in percentages) for the periods indicated:

GDP growth rates (in %)	Q1	Q2	Q3	Q4	Annual
2014	5.1	2.4	1.8	2.7	2.9
2015	2.5	3.8	4.0

Source: TURKSTAT

For the month of December 2015, CPI increased by 0.21% and domestic PPI decreased by 0.33% as compared to the previous month.

In December 2015, the Republic’s annual CPI and domestic PPI increased by 8.81% and 5.71%, respectively, as compared to the same month of the previous year.

On December 16, 2015, the Government offered an interest rate of 10.79% for its 10-year Government Bond, compared to 8.44% on November 19, 2014.

The calendar adjusted industrial production index increased by 3.5% in November 2015 compared to November 2014 (year on year).

The following table indicates unemployment figures for 2015:

2015	Unemployment rate	Number of unemployed
January	11.3	3,259,000
February	11.2	3,226,000
March	10.6	3,069,000
April	9.6	2,821,000
May	9.3	2,789,000
June	9.6	2,880,000
July	9.8	2,970,000
August	10.1	3,058,000
September	10.3	3,112,000

Source: TURKSTAT

On April 2, 2015, the Government announced an 11 item package of investment and employment initiatives to increase employment. The new package is expected to create 120,000 new jobs by increasing the number of employed in public utility professions.

On January 11, 2016, the Medium Term Program covering 2016-2018 period (the “2016-2018 Medium Term Program”) was announced. The main objectives of the 2016-2018 Medium Term Program are increasing stable and inclusive growth, reducing inflation, preserving the decreasing trend in the current account deficit, increasing competitiveness, employment and productivity, and improving fiscal discipline and strengthening public finance. The 2016-2018 Medium Term Program set a central government budget deficit target of 1.3% of GDP by the end of 2016, 1.0% of GDP by the end of 2017, and 0.8% of GDP by the end of 2018. In the 2016-2018 Medium Term Program, the government announced that GDP target growth is 4.5% in 2016, and 5.0% in 2017 and 2018. The primary surplus to GDP target is 0.6% for 2016, 1.1% for 2017, and 1.3% for 2018. The current account deficit to GDP ratio target is 3.9% for 2016, 3.7% for 2017, and 3.5% for 2018.

TOURISM

In November 2015, the number of foreign visitors visiting the Republic decreased by approximately 0.53% to 1,720,554 as compared to the same month of 2014. Between January and November 2015, the number of foreign visitors visiting the Republic decreased by approximately 1.36% to 34,779,841 as compared to the same period in 2014. According to the Turkish Statistical Institute, in the third quarter of 2015, tourism revenues decreased by 4.4% compared to the same period of 2014.

EMPLOYMENT AND WAGES

On December 30, 2015, the Minimum Wage Determination Commission agreed to increase the minimum wage by 30% to TL 1,300 from TL 1,000. In order to prevent a black market economy and support employers, 40% of the effective increase will be compensated by the government. There are around 5.3 million workers on minimum wage payroll in Turkey.

As of October 2015, total civilian employment was approximately 26.9 million of whom approximately 20.4% were employed in agriculture, 27.6% in industry and 52% in services sectors. Moreover, in October 2015, the labor force participation rate was at 56.5%, compared to 55.6% in October 2014. There were approximately 3,509,000 public sector workers at the end of third quarter of 2015.

As of December 2015, the total asset value of the Unemployment Insurance Fund reached to TL 93 billion. Yearly return of the fund for 2015 was 7.64%. Approximately 92% of the Unemployment Insurance Fund is invested in bonds and 8% of the assets are held in deposits.

As of the end of 2015, the number of pension funds offered to the public equaled 249. The total net asset value of these funds increased to approximately TL 48.0 billion in 2015 from TL 37.8 billion in 2014.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In November 2015, the trade balance (according to provisional data) posted a deficit of U.S.$4.236 billion as compared to a deficit of U.S.$8.317 billion in the same period in 2014. In November 2015, total goods imported (c.i.f.), including gold imports, decreased by 10.2% to approximately U.S.$15.974 billion, as compared to approximately U.S.$21.385 billion during the same period in 2014. In November 2015, the import of capital goods, which are used in the production of physical capital, decreased by approximately 12.8% over the same period in 2014; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 44.9% over the same period in 2014; and the import of consumption goods decreased by approximately 6.7% over the same period in 2014. In November 2015, total goods exported (f.o.b.), decreased by 10.2% to approximately U.S.$11.738 billion, as compared to approximately U.S.$13.067 billion during the same period of 2014. In November 2015, the current account produced a deficit of approximately U.S.$2.105 billion, as compared to a deficit of approximately U.S.$5.794 billion in the same period of 2014.

Net foreign direct investment inflows into Turkey amounted to U.S.$14.1 billion in the period of January – November 2015.

The following table summarizes the balance of payments of Turkey for the periods indicated:

in millions of US dollar	2015 Jan-Nov
CURRENT ACCOUNT	-27.837
Trade Balance	-42.693
Goods Exports	139.864
Goods Imports	182.557
Services	23.554
Primary Income	-9.560
Secondary Income	862
CAPITAL ACCOUNT	-6
FINANCIAL ACCOUNT	-10.751
Direct Investment (net)	-9.188
Portfolio Investment (net)	14.783
Assets	6.937
Liabilities	-7.846
Other Investment (net)	-16.346
Assets	12.571
Liabilities	28.917
RESERVE ASSETS	-5.184
NET ERRORS AND OMISSIONS	11.908

Source: CBRT

In the January-October 2015 period, crude oil import has increased by 42.05% compared to the same period in 2014. In October 2015, natural gas imports increased by 8.83% to 3,745.98 million sm3 compared to 3,442.02 million sm3 in October 2014. In October 2015, liquefied petroleum gas imports increased by 12.5% to 300,616.75 tons compared to 267,244.39 in October 2014.

As of October2015, total gross international reserves of the Central Bank were approximately U.S.$142, 393 million (compared to U.S.$148,302 million as of October 2014). As of October 2015, gold reserves were approximately U.S.$18,439 million (compared to U.S.$19,577 million as of October 2014) and the Central Bank gross foreign exchange reserves were approximately U.S.$100,121 million (compared to approximately U.S.$112,710 million as of October 2014).

As of January 13, 2015, the Central Bank held approximately TL 12.4 billion in public sector deposits.

MONETARY POLICY

The Central Bank set the annual inflation target rate for 2016 at 5.0%. The following table sets forth the quarterly inflation path and uncertainty band for 2015:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2015

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

On January 13, 2016, the Central Bank foreign exchange buying rate for U.S. dollars was TL 3.0138 per U.S. dollar, compared to an exchange buying rate of TL 2.2778 per U.S. dollar on January 13, 2015.

The following table displays the period-end exchange rate of Turkish Lira per U.S. Dollar, Japanese Yen and against the US Dollar-Euro currency basket:

Period-End Exchange Rates

	2015	2016**
Turkish Lira per US Dollar	2.92	3.04
Turkish Lira per Euro	3.19	3.32
Turkish Lira per 100 Japanese Yen	2.43	2.61
Turkish Lira per Currency Basket (*)	3.05	3.18

(*)	The basket consists of U.S.$0.5 and EUR 0.5.
(**)	As of January 15, 2016.

Source: CBRT

On August 18, 2015, the Central Bank announced a roadmap for the process of simplifying monetary policy. The main directives of this process are: interest rate corridor would be made more symmetric around the one-week repo interest rate and the width of the corridor would be narrowed (during normalization), overnight borrowing facility provided for primary dealers via repo transactions would be terminated (before normalization), and collateral conditions would be simplified (before and during normalization). In an effort to support financial stability, the Central Bank introduced some incentives to encourage longer term borrowing of banks, and took measures to reduce intermediation costs, among others.

On October 21, 2015, the Monetary Policy Committee held a meeting at which it kept short-term interest rates constant (compared to the prior meeting) as follows:

a) Overnight Interest Rates: the Marginal Funding Rate was kept at 10.75%, and the borrowing rate was kept at 7.25%

b) The one-week repo rate was kept at 7.5%

c) Late Liquidity Window Interest Rates (between 4:00 p.m. – 5:00 p.m.): the borrowing rate was kept at 0% and the lending rate was kept at 12.25%

The Monetary Policy Committee stated that annual loan growth continued at reasonable levels in response to the tight monetary policy stance and macroprudential measures and that the favorable developments in the terms of trade and the moderate course of consumer loans contribute to the improvement in the current account balance. The Monetary Policy Committee also stated that external demand remained weak in the first half of the year, while domestic demand contributed to growth moderately. The Monetary Policy Committee assessed that the implementation of the announced structural reforms would contribute to potential growth significantly. The Monetary Policy Committee noted that energy price developments affect inflation favorably, while exchange rate movements delay the improvement in the core indicators. The Monetary Policy Committee also noted that considering this delay and taking into account the uncertainty in domestic and global markets and the volatility in energy and food prices, the Committee decided to implement a tighter liquidity policy as long as deemed necessary. The Monetary Policy Committee also stated that future monetary policy decisions will be conditional on the inflation outlook, and taking into account inflation expectations, pricing behavior and the course of other factors affecting inflation, the tight monetary policy stance will be maintained.

On November 24, 2015, the Monetary Policy Committee held another meeting at which it kept short-term interest rates constant compared to the prior meeting on October 21, 2015. The Monetary Policy Committee determined that developments in energy prices continue to affect inflation favorably, yet cumulative effects of the exchange rate movements delay the improvement in the core inflation trend. The Monetary Policy Committee also noted that the growth composition appears to be shifting in favor of net exports thanks to the rising demand from the EU countries. The Monetary Policy Committee stated that future monetary policy decisions will be conditional on the inflation outlook; taking into account inflation expectations, the pricing behavior and developments in other factors affecting inflation, the tight monetary policy stance will be maintained.

On December 9, 2015, the Central Bank announced the monetary and exchange rate policy for 2016. The Central Bank noted that it will maintain a price stability-oriented monetary policy framework and while aiming to keep inflation close to the target. The Central Bank stated that the uncertainty band will be maintained at 2% in both directions, as in previous years.

On December 29, 2015, the Monetary Policy Committee held another meeting at which it kept short-term interest rates constant compared to the prior meeting on November 24, 2015. The Committee stated that the desired improvement in the inflation outlook is yet to be seen. Although energy price developments continue to affect inflation favorably, cumulative exchange rate movements delay the improvement in the core inflation trend. Core inflation indicators are expected to remain at high levels in the short run. In addition, year-end unprocessed food inflation is likely to exceed the October Inflation Report projections. The effect of higher-than-targeted inflation expectations and the acceleration in wage increases necessitate close monitoring of the overall pricing behavior. Against this backdrop, the Committee stated that the tight liquidity stance would be maintained as long as deemed necessary. The Committee also stated that recent indicators suggest that domestic demand follows a more moderate course in the last quarter of the year, while external demand offers positive contribution to growth. Although geopolitical tensions pose a downside risk to external demand, the recovery in the European economies contributes to external demand. Meanwhile, the recovery in consumer confidence as well as investment and employment prospects amid waning domestic uncertainties is likely to support domestic demand in the upcoming period. Hence, economic activity is expected to maintain a stable growth trend.

As of January 14, 2016, the one-week repo auction rate of the Central Bank was 7.5%, the Central Bank overnight borrowing interest rate was 7.25% and the Central Bank Marginal Funding Rate was 10.75%.

BANKING SYSTEM

The Republic has a relatively strong, well-capitalized and profitable banking system. The banking system in the Republic had a capital adequacy ratio of 15.52% and a relatively low non-performing loan ratio of 3.05% as of November 2015. This ratio takes into account a moderate increase in non-performing retail loans.

As of November 2015, loan to deposit ratio and net income margin of banking sector is 122.69% and 3.12% respectively.

On May 29, 2015, Turkey’s first state-owned participation bank (a financial institution whose activities are in compliance with Islamic rules), Ziraat Participation Bank, officially began operating.

As of August 28, 2015, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for foreign exchange (FX) denominated liabilities of banks and financing companies were revised in order to encourage the extension of maturities of non-core liabilities. New ratios started to be applied to the liabilities after August 28, 2015 and the maintenance period began on October 23, 2015.

Liabilities other than deposits/participation funds	Current Ratios (%)	New Ratios (%)
With maturity up to (and including 1 year)	20	25
With maturity up to (and including 2 years)	14	20
With maturity up to (and including 3 years)	8	15
With maturity up to (and including 5 years)	7	7
With maturity longer than 5 years	6	5

Source: CBRT

As of December 10, 2015, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 8.5% depending on maturity. Furthermore, as of that date RRRs were 11.5% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months).

In February 2015, the Turkish Banking Regulation and Supervision Agency (the “BRSA”) ordered the seizure of Asya Katilim Bankasi, a publicly traded bank in Turkey that trades as Bank Asya, as a result of which the Turkish Savings and Deposits Insurance Fund assumed management control of the bank. The BRSA announced it was taking such action due to Bank Asya’s violation of a provision of the Banking Law that requires banks to have transparent and open shareholding and organizational structure that does not obstruct the efficient auditing of the bank by the BRSA. On May 29, 2015, the management of Bank Asya was transferred to the Savings Deposit Insurance Fund.

PUBLIC FINANCE AND BUDGET

During the period from January – December in 2015, the central government consolidated budget expenditures were approximately TL 506.0 billion and the central government consolidated budget revenues were approximately TL 483.4 billion, compared to central government consolidated budget expenditures of approximately TL 448.8 billion and consolidated budget revenues of approximately TL 425.4 billion during the same period in 2014. During the period from January – December in 2015, the central government consolidated budget deficit was approximately TL 22.6 billion, compared to a central government consolidated budget deficit of approximately TL 23.4 billion during the same period in 2014.

During the period from January – November December in 2015, the central government consolidated budget primary surplus reached approximately TL 30.4 billion, compared to the central government consolidated budget primary surplus of approximately TL 26.5 billion during the same period in 2014.

In December 2015, the central government consolidated budget expenditures were approximately TL 58.8 billion and the central government consolidated budget revenues were approximately TL 41.6billion, compared to central government consolidated budget expenditures of approximately TL 50.5 billion and consolidated central government budget revenues of approximately TL 38.5 billion during the same period in 2014.

In December 2015, the central government consolidated budget deficit was approximately TL 17.2 billion, compared to a central government consolidated budget deficit of approximately TL12.0 billion during the same period in 2014.

In December 2015, the central government consolidated budget primary deficit reached approximately TL 15.4 billion, compared to a central government consolidated budget primary deficit of approximately TL 10.6 billion during the same period in 2014.

The following table sets forth the details of the central government budget for the period from January-December 2015 and for December 2015.

Central Government Budget (Thousand TL)	January – December 2015 (cumulative)	December 2015
Budget Expenditures	56,874,952	17,726,246
1-Excluding Interest	10,459,912	3,110,105
Compensation of Employees	11,332,833	531,135
Social Security Contributions	53,005,740	1,734,184
Purchase of Goods and Services	483,386,422	41,593,887
Current Transfers	464,784,775	39,473,687
Capital Expenditures	407,474,654	34,729,587
Capital Transfers	19,655,281	609,778
Lending	2,208,499	156,689
2-Interest	26,540,977	2,859,946
Budget Revenues	7,932,221	498,802
1-General Budget Revenues	973,143	618,885

Central Government Budget (Thousand TL)	January – December 2015 (cumulative)	December 2015
Taxes	15,092,595	1,948,588
Property Income	3,509,052	171,612
Grants and Aids and Special Revenues	-22,606,010	-17,176,880
Interest, Shares and Fines	30,399,730	-15,442,696
Capital Revenues	56,874,952	17,726,246
Collections from Loans	10,459,912	3,110,105
2-Special Budget Institutions	11,332,833	531,135
3-Regularity & Supervisory Institutions	53,005,740	1,734,184
Budget Balance	483,386,422	41,593,887
Balance Excluding Interest	464,784,775	39,473,687

Source: Ministry of Finance

According to the Constitution, the budget law should be submitted to the Parliament at least 75 days prior to the year end. Moreover, the budget law (either provisional or not) should be enacted before the beginning of the fiscal year. However, due to the busy election calendar, the Parliament was not able to negotiate the budget. Under these circumstances, according to article 19 of the Law 5018 named Public Management and Control, a provisional budget would be enacted. The provisional budget, which covers the period between January 1, 2016 and March 31, 2016, was approved by the Parliament and published in the Official Gazette on December 23, 2015. Given that the revised Medium Term Program has been approved by the Council of Ministers, the preparation of the draft 2016 final budget law has almost been finalized, and this draft is expected to be enacted before the last day of provisional budget, i.e.: March 31, 2016.

PRIVATIZATION

The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S., Turk Hava Yollari A.O., electricity generators/distributors, bridges and ports, toll roads, Halkbank, and the national lottery.

In 2015, the privatization implementations of Turkey amounted to an aggregate U.S.$2 billion in value. The following indicates a summary of the most significant privatization implementations completed in 2015:

Name of The Company or Asset	Date of Privatization	Amount (US Dollar)
TCDD - Derince Port	25.02.2015	543,000,000
SEAŞ - Soma B Thermal Power Plants and immovable fixed assets of this Plant	22.06.2015	685,500,000
EÜAŞ - Orhaneli ve Tunçbilek Thermal Power Plants and immovable fixed assets of BLİ	22.06.2015	521,000,000

Note: Only privatizations worth U.S.$100 million or more are listed above.

Overall privatization proceeds realized by the Turkish Privatization Administration (PA) since 1985 have reached U.S.$66.92 billion as of January 15, 2016.

DEBT

On October 30, 2015, the Treasury announced the financing program for 2016. According to this program, total amount of debt service is projected to be TL 122.3 billion, comprising the payments of TL 72.0 billion in principal and TL 50.3 billion in interest. Total domestic debt service is expected to be TL 93.6 billion while total external debt service is expected to be TL 28.7 billion. On the external financing front, the Treasury announced that up to U.S.$4.5 billion equivalent external financing is planned in 2016 through bond and lease certificate issuances in international markets and the total amount of external financing is planned to reach at most U.S.$5.5 billion, with the inclusion of project and program loans from the World Bank, European Investment Bank and other international financial institutions.

The Central Government’s total domestic debt stock was approximately TL 439.5 billion as of the end of November 2015, compared to approximately TL 413.6 billion as of the end of November 2014. In 2015, the average maturity of the Republic’s domestic cash borrowing was 71.8 months, as compared to 68.5 months in 2014. The average annual interest rate on domestic cash borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 9.17% in 2015, compared to 9.62% in 2014.

In 2015, average external borrowing cost for dollar-denominated issuances was approximately 4.7%.

EU-defined general government debt to GDP ratio in third quarter of 2015 was 34.6%, compared to 33.5% in 2014.

The total gross outstanding external debt of the Republic was approximately US$405,985 million (at then-current exchange rates) at the end of the third quarter of 2015, The table below summarizes the gross external debt profile of the Republic (at period end).

Gross External Debt Profile (Million USD)	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
GROSS EXTERNAL DEBT	388,140	402,229	397,587	402,482	392,798	404,880	405,985
SHORT TERM	125,690	131,555	131,487	132,813	129,452	127,087	120,830
Public Sector	17,843	18,159	18,934	17,866	18,165	16,924	15,355
Central Bank	762	661	417	342	290	270	208
Private Sector	107,085	112,735	112,136	114,605	110,997	109,893	105,267
LONG TERM	262,450	270,674	266,100	269,669	263,346	277,793	285,155
Public Sector	99,376	101,402	100,130	99,844	95,223	98,796	99,447
Central Bank	4,100	3,628	2,527	2,142	1,820	1,708	1,344
Private Sector	158,974	165,643	163,444	167,683	166,303	177,288	184,363

Source: Undersecretariat of Treasury

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Turkey for the periods indicated:

	2010	2011	2012	2013	2014	2015
Nominal GDP (billion TL)	1,099	1,298	1,417	1,567	1,747	1,445	*
Real GDP Growth (%)	9.2	8.8	2.1	4.2	2.9	3.4	*
Unemployment (%)	11.2	9.2	8.4	9.1	10.0	10.2
Consumer Price Index (%)	6.40	10.45	6.16	7.40	8.17	8.81
Domestic Manufacturing Producer of Price Index (%)	6.02	13.3	5.5	4.5	11.4	5.9
Current Account Deficit (million USD)	45,312	75,008	48,535	64,658	46,526	27,837	**
Public Sector Budget Primary Balance /GDP (%)	0.7	1.8	0.8	1	0.6	0.8	***
Central Government External Debt Stock (million USD)	78,085	79,184	81,710	85,663	85,162	81,099	**
Public Sector Borrowing Requirement/GDP (%)	2.4	0.1	1	0.5	0.6	0	***

Source: TURKSTAT, CBRT, Treasury

*	9 months
**	As of November
***	2016-2018 Medium Term Program target

In 2015, growth was mainly driven by the increase in domestic demand and private investments. External demand’s contribution to growth has been negative. The unemployment rate increased due to the rise in labor force participation. Inflation increased due to increases in food prices and unfavorable exchange rates. The current account deficit in 2015 improved due to the decline in oil and commodity prices. The current account is mainly financed through long-term sources and direct capital investments. Domestic debt security yields have been increasing primarily because of the overall increase in global rates and tight liquidity conditions.

DESCRIPTION OF THE REPUBLIC

Turkey has a democratically elected parliamentary form of government. Since its founding in 1923, Turkey has aligned itself with the west and is a member of numerous international organizations, including the North Atlantic Treaty Organization (“NATO”), the Council of Europe, the World Bank, the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (the “OECD”). Turkey is also an associate member of the EU and a founding member of the European Bank for Reconstruction and Development (the “EBRD”).

Since 1980, the Turkish Government has embarked upon a series of market-oriented reforms which, among other things, were designed to remove price controls and reduce subsidies, reduce the role of the public sector in the economy, emphasize growth in the industrial and service sectors, encourage private investment and savings, liberalize foreign trade, reduce tariffs and promote export growth, ease capital transfer and exchange controls and encourage foreign investment, increase the independence of the Central Bank and reform the tax system. Turkey moved towards full convertibility of the Turkish Lira by accepting the obligations of Article VIII of the IMF Articles of Agreement in March 1990. Turkey has developed a market-oriented, highly diversified economy with growing industrial and service sectors, while retaining a prominent agricultural sector that makes the country largely self-sufficient in foodstuffs. According to the Ministry of Development, in 2014, agriculture, industrial sector and services sector accounted for 8.0%, 22.0% and 70.0% of GDP respectively. The average GDP growth rate during the 2010-2014 period was 5.4%. See “Economy—Services,” “Economy—Industry” and “Economy—Agriculture.”

LOCATION, AREA AND TOPOGRAPHY

Turkey, situated at the junction of Europe and Asia, is an important crossroads between Western Europe, the Middle East and Asia. Turkey’s location has been a central feature of its history, culture and politics. Turkey’s land borders extend for more than 2,600 kilometers and are shared with eight countries: Greece and Bulgaria in the west and northwest, Iran in the east, Armenia, Georgia and Azerbaijan in the northeast, and Iraq and Syria in the south.

Turkey’s coastline extends for approximately 7,200 kilometers along the Black Sea in the north, the Aegean Sea in the southwest and the Mediterranean Sea in the south, all of which are connected by the Bosphorus, the Sea of Marmara and the Dardanelles.

Turkey has an area of approximately 814,578 square kilometers (inclusive of its lakes), and its topography is varied. Most of the country consists of highland plateau surrounded by mountainous areas which rise toward the east. Climatic conditions differ widely among the regions.

POPULATION

According to estimates of the Turkish Statistical Institute (“TURKSTAT”) and the Ministry of Development, the population of Turkey was 77,695,904 on December 31, 2014. The annual population growth rate for Turkey in 2014 was 1.3%, compared to an annual growth rate of 1.4% in 2013. Turkey’s population is relatively young compared to other European countries, and the transformation of Turkey’s economy from a largely agricultural economy to an industrial and service-oriented economy has led to an increasingly urban population. According to TURKSTAT and the Ministry of Development, in 2012, 77.3% of the population lived in urban areas and 22.7% lived in rural areas. In 2012, the median age of the population in Turkey was 30.1, with a median age of 29.5 for males and 30.6 for females. Persons of working age, the age group of 15-64, constituted 67.7% of the total population in 2013.

The largest city in Turkey, with a population of about 13.9 million, is Istanbul, the country’s commercial center. Its history and heritage has allowed the city to be named the European Capital of Culture in 2010. Ankara, the capital city of Turkey, with a population of about 4.97 million is the second largest city. Izmir, with a population of about 4.0 million, comes in third in terms of population level. Other cities with populations in excess of one million are (in alphabetical order) Adana, Antalya, Aydin, Balikesir, Bursa, Diyarbakir, Gaziantep, Hatay, Kahramanmaraş, Kayseri, Kocaeli, Konya, Manisa, Mersin, Samsun, Sanliurfa and Van.

In 2014, total employment was 25,933 million, with approximately 21.1% employed in agriculture, 20.5% in industry and 58.4% in services (including construction). See “Economy-Employment and Wages.” The unemployment rate was 9.9% in 2014.

According to the Ministry of Development, Turkey has made significant progress in improving social welfare over the last decade. Life expectancy increased from an average of 67.4 years in 1990 to an average of 76.9 years in 2013. The infant mortality rate decreased from 51.5 per thousand live births for the year 1990 to 11.1 per thousand live births for the year 2014. According to the Address Based Population Registration System, the adult literacy rate among individuals aged 6 years and over increased sharply from 80.5% in 1990 to 96.1 in 2014.

Turkey is constitutionally a secular state. The vast majority of the Turkish population is Muslim. There are very small numbers of non-Muslims in Turkey, including Greek Orthodox, Armenian Christians and Jews. The official language of Turkey is Turkish.

GOVERNMENT ORGANIZATION AND POLITICAL BACKGROUND

A popular nationalist movement began in Turkey before the turn of the 20th century and gathered momentum in the aftermath of World War I. Turkey was declared a republic on October 29, 1923, upon the abolition of the Sultanate. Mustafa Kemal Ataturk was elected as Turkey’s first President. Ataturk instituted a series of sweeping social reforms that have played a central role in the development of modern Turkey. The Constitution of Turkey (the “Constitution”) was adopted in 1924 and provided for an elected Grand National Assembly (the “Assembly”) to be the repository of sovereign power. Executive authority was vested in the Prime Minister and the Council of Ministers (the “Cabinet”). Changes were made in the legal, political, social and economic structure of Turkey, and Islamic legal codes were replaced by Western ones. Ataturk’s reforms and Western orientation continue to be the dominant ideological element in Turkey today.

The Turkish military establishment has historically been an important factor in Turkish government and politics, interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.

Turkey’s current Constitution, which was revised and ratified by popular referendum in 1982, contains a system of checks and balances aimed at ensuring a strong central government and reducing factionalism in the Assembly. The Constitution provides for the Assembly, a President and a Prime Minister. Pursuant to a 2007 amendment to the

Constitution, the President is elected by the absolute majority vote of the public. Prior to this amendment, the President was elected by the Assembly. The President is elected for a five-year term, and can serve a maximum of two terms. The Prime Minister is appointed by the President from the Assembly. The Prime Minister, in turn, nominates other members of the Cabinet, who are then approved by the President. The Cabinet, chaired by the Prime Minister, exercises the executive powers of the Government.

The members of the Assembly are elected for four-year terms. The Constitution provides for a system of proportional representation and forbids the formation of political parties on the basis of class, religion or ethnic identity. The Law No. 2839 provides that parties whose nationwide vote in general elections is less than 10% are not eligible for seats in the Assembly.

Judicial power in Turkey is exercised by courts whose independence is guaranteed by the Constitution. The Constitutional Court (the “Constitutional Court”) decides issues relating to the form and substance of laws, decrees and rules of the Assembly and matters relating to public officials and political parties. The Court of Appeal is the court of last resort for most civil and criminal matters, while military matters are referred to a separate system of courts.

On July 25, 2008, the 13th Penal Court of Istanbul agreed to hear a case against 86 people (including two senior retired army officials, one political party leader and a number of journalists and non-governmental organization members) accused of, among other things, inciting an armed insurrection, aiding a terrorist group and plotting to overthrow the government. Over time, the investigation continued and additional defendants were charged. On August 5, 2013, 254 of the 275 defendants were convicted. In March 2014, the former chief of staff, sentenced to life imprisonment, was released by a decision of the Constitutional Court, on the grounds that he had been ‘unlawfully deprived of his freedom’. As a result of the court’s decision, more than 50 people convicted in the case were also released. In May 2015, the Supreme Court of Appeals Prosecutor’s Office has requested the reversal of the decision. The 16th Criminal Chamber of the Supreme Court of Appeals will hold the first hearing in the appeal case on October 6, 2015.

On September 21, 2012, in a separate case involving a plot to overthrow the government in 2003, over 300 military officials were sentenced to prison terms ranging from six years to twenty years. On October 9, 2013, the Supreme Court of Appeals ordered the retrial of 88 convicted suspects, while approving the convictions of 237 suspects in the case. After merging 230 separate individual appeals that were filed by the convicts, on June 18, 2014, the Constitutional Court ruled that the convicted suspects’ rights were violated concerning “digital data and defendants’ testimony,” requiring the cases of the suspects to be retried in local courts in order to eliminate the violations. On March 31, 2015, all suspects in the case were acquitted.

The AKP won the general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. CHP and MHP received 25.98% and 13.01% of the votes respectively.

The most recent local elections for municipalities were held on March 30, 2014. The AKP received 42.87% of the votes cast for the seats in councils of the municipalities. The CHP, the MHP and the Peace and Democracy Party (BDP) received 26.34%, 17.82% and 4.16% of the votes, respectively.

On August 10, 2014, the presidential elections were held. Recep Tayyip Erdogan was elected by absolute majority vote to a five-year term as president. Recep Tayyip Erdoğan received 51.79% of the total votes, whereas Ekmeleddin Ihsanoglu, the joint candidate of the Republic’s two largest opposition parties, claimed 38.44% and Selahattin Demirtas, candidate of the pro-Kurdish Democratic Regions Party (formerly the Peoples’ Democracy Party), won 9.76%.

On December 14, 2014, Turkish authorities made over two dozen arrests of media representatives during raids of a newspaper and TV station with close ties to the US-based Islamic cleric Fethullah Gulen, the spiritual leader of the Gulen movement, an opposition movement in Turkey. The arrests were made on charges of forgery, fabricating evidence and forming an illegal organization to oppose the state. On December 14, 2014, European Union officials Federica Mogherini and Johannes Hahn issued a joint statement stating that such actions were incompatible with the freedom of media, which is a core principle of democracy. On December 15, 2014, Turkish President Recep Tayyip Erdogan issued a statement that such steps were necessary and within the rule of law against elements that threaten national security. Following the arrests, several detainees have been released with the remaining subject to further interrogation. On December 19, 2014, the First Istanbul Penal Court of Peace issued an arrest warrant for Fethullah Gulen.

The latest general elections were held on June 7, 2015. The AKP, the CHP, the MHP and the HDP received 40.66%, 25.13%, 16.45% and 12.96% of the votes, respectively. The following table sets forth the composition of the Assembly by total number of seats as of July 31, 2015:

Political Party	Number of Seats
Justice and Development Party (AKP)	258
Republican People’s Party (CHP)	131
Nationalist Action Party (MHP)	80
People’s Democratic Party(HDP)	80
Independents	1
Total	550

Source: The Grand National Assembly of Turkey

FOREIGN POLICY

Since the foundation of the Republic, Turkey’s foreign policy has been guided by the principle of “peace at home, peace in the world.” Over the years, the country’s foreign policy has developed, always on the basis of this principle and in line with changes in the domestic and international environment.

As a democratic, secular and economically thriving country located at the center of a strategic and dynamic region, Turkey actively pursues a responsible, constructive and multidimensional foreign policy. Facing a multitude of opportunities and challenges in surrounding regions, Turkey seeks to be a positive influence and to help generate stability, security and prosperity in its region and beyond.

In pursuit of creating peace and prosperity in the surrounding region, Turkey aims to further develop its relations with neighboring countries through initiatives towards strengthening political dialogue, economic interdependence and social-cultural interaction among regional countries. The key element of this policy is fostering an environment where all regional actors can become part of the solution and agree on a common vision based on their shared interests.

Deepening existing strategic relations with European and Transatlantic political, economic and security structures and continuing the accession negotiations with the European Union (the “EU”) remain the main pillars of Turkish foreign policy. At the same time, drawing strength from its increased economic and political capabilities, Turkey has been more actively involved in a wider geography and in a wider set of global issues. In this context, Turkey has been developing and strengthening its relations bilaterally as well as with regional organizations in Africa, Asia-Pacific, and Latin America and the Caribbean. Turkey has also been taking on greater responsibility in global humanitarian and development initiatives, thus becoming a leading donor country internationally. Furthermore, Turkey has been playing a more prominent role in peace building and conflict prevention efforts, serving as a mediator or facilitator in various conflicts across the world as well as by initiating multilateral initiatives such as the United Nations Alliance of Civilizations and Mediation for Peace towards promoting tolerance and strengthening the role of mediation in the United Nations (the “UN”) and other international forums.

Strong commitment to human rights, the rule of law and democracy are among the guiding principles for Turkey in pursuing foreign policy objectives. With this understanding, Turkey gives its full support to protection, promotion and effective implementation of fundamental human rights in its surrounding region and beyond, as well as making significant contributions to the international standard-setting activities with respect to human rights.

Turkey has become party to the principal international human rights treaties of the UN.

Turkey is party to the European Convention on Human Rights and to a large number of protocols and other Council of Europe Conventions, including Protocol 6 and 13, abolishing the death penalty in all circumstances.

A series of comprehensive reforms have been introduced in line with Turkey’s international commitments and aspirations to further improve the standards of human rights, the rule of law and democracy. Existing legislation has been revised with a view to further align the domestic legal framework with international standards and principles, particularly those set by the European Court of Human Rights and the EU’s Copenhagen political criteria.

Turkey is committed to pursuing an active foreign policy which aims to strike a balance between national interests and universal values. In the face of many challenges presented by the current international environment, Turkey will continue its policies with the goal of ensuring that opportunities and cooperation prevail over risks and conflicts.

INTERNATIONAL ORGANIZATIONS

The Republic of Turkey has always placed great importance on multilateral cooperation and thus has played an active role in regional and international organizations. Its vision of contributing to peace and stability has not been limited to neighboring regions, rather Turkey’s involvement has highlighted the importance of political dialogue, increased social, cultural and economic interaction, cultural harmony and tolerance among all nations to avoid tensions and conflicts. Through the years, the country has greatly contributed to disseminating these messages to other countries and regions to ensure a free, prosperous and secure world for all. Turkey is the founding member of the UN, the Council of Europe, the EBRD and the Organization for Security and Cooperation in Europe (OSCE). Turkey is also a member of NATO, the OECD, the World Trade Organization (“WTO”), the Organization of the Islamic Cooperation (“OIC”), Islamic Development Bank, the Black Sea Economic Cooperation Organization (“BSEC”), the Economic Cooperation Organization (“ECO”), the Developing 8 (“D-8”) and the Conference on Interaction and Confidence Building Measures in Asia (“CICA”). Turkey also has either an “observer” or a “partner” status at various regional organizations, such as the African Union, Arab League, ASEAN, Shanghai Cooperation Organization and Organization of American States. Turkey also participates in the Euromed/Barcelona Process. Furthermore, Turkey is a member of the World Bank, the IMF, the European Resettlement Fund, the Asian Development Bank, the Multilateral Investment Guarantee Agency (“MIGA”), the Bank for International Settlements (“BIS”) and is a participant in the International Convention on the Harmonized Commodity Description and Coding System. As one of the founding members of the UN, Turkey has been playing an active and constructive role regarding all issues on the UN agenda. During the 2009-2010 period,

Turkey served on the UN Security Council (UNSC) as a non-permanent member. Throughout its UNSC membership, Turkey followed a balanced, transparent and principled stance in dealing with the complex issues on the UNSC’s agenda.

Turkey is a founding and an active member of the Organization of the Islamic Cooperation (“OIC”) and will host the 13th Islamic Summit of the OIC from March 31 to April 1, 2016 in İstanbul. Starting with this Summit, Turkey will assume the Summit Chairmanship for a period of three years.

Turkey is a member of The Group of Twenty (“G-20”). At the G-20 Leaders’ Summit in Cannes in 2011, it was announced that Turkey would assume the presidency of the G-20 in 2015. Turkey became a member of the G-20 troika (past, current and future hosts) on December 1, 2013 and its presidency of the G-20 commenced on December 1, 2014.

Turkey is one of the founding members of International Maritime Organization (“IMO”) and a member of its Executive Council since 1999. Turkey, particularly in the last decade, has intensified its efforts to improve the standards of its merchant fleet and to harmonize its legislation with the EU acquis in areas like maritime safety, fisheries and shipping. Turkey is also party to major IMO Conventions and Protocols.

Moreover, Turkey became an Associate Member of CERN, the European Organization for Nuclear Research, on May 6, 2015, following Turkey’s ratification of the Associate Member Agreement signed in 2014, granting Associate Member status to the country. Turkey’s Associate Membership will strengthen the long-term partnership between CERN and the Turkish scientific community.

INTERNATIONAL RELATIONS

EUROPEAN UNION

In 1963, Turkey signed an association agreement (Ankara Agreement) with the European Economic Community (“EEC”), which is now the EU. In 1970, an additional protocol to the Ankara Agreement was signed which established the framework and conditions of the transitional stage of the association. In April 1987, Turkey submitted its formal application for full membership in the EU. In December 1989, the European Commission in its “Opinion on Turkey’s Request for Accession to the Community” determined that the EEC could not accept a new member or engage in new accession negotiations prior to 1993, at the earliest. Moreover, the opinion stated that Turkey would have to fulfill certain requirements in terms of the country’s economic, social and political developments prior to any accession negotiations.

With the completion of the Customs Union, the association between Turkey and the EU, in accordance with the Ankara Agreement, entered its final stage and at the European Council (the “EU Summit”) held in Helsinki in December 1999, Turkey was granted candidate status. The recognition of Turkey as a candidate country for accession to the EU ushered in a new era in Turkey-EU relations. The Accession Partnership Document for Turkey was approved by the Council of the European Union (the “Council”) on March 8, 2001. In response, the Turkish Government adopted its National Program for the Adoption of the Acquis (“NPAA”) on March 19, 2001. Both the Accession Partnership Document and the NPAA are revised on a regular basis to take note of the progress made and to include new goals and priorities.

In December 2004, following the EU’s decision to start accession negotiations with Turkey, the Government confirmed that it was ready to sign the Additional Protocol extending the Ankara Agreement to all members of the EU prior to the actual start of accession negotiations. However, Turkey placed on record that this would in no way imply a formal legal recognition of the Greek Cypriot Administration by Turkey. The Additional Protocol extending the Ankara Agreement to 16 EU member states was concluded by an exchange of letters among Turkey, the EU Presidency and the European Commission on July 29, 2005. Turkey issued an official declaration, as an integral part of its letter, that its signature, ratification and implementation of the Protocol neither amount to any form of recognition of the Republic of Cyprus referred to in the Protocol; nor prejudice Turkey’s rights and obligations under the Treaty of Guarantee, the Treaty of Alliance, and the Treaty of Establishment of 1960. Accordingly, Turkey stated that, pending a comprehensive settlement, its position on Cyprus would remain unchanged and expressed its readiness to establish relations with the new Partnership State, which would emerge following a comprehensive settlement in Cyprus.

The European Council (the EU Summit) of 2004 confirmed that Turkey had fulfilled the “Copenhagen criteria,” which enumerates the prerequisites for opening accession negotiations with Turkey and on October 3, 2005, the Turkey-EU Intergovernmental Conference met for the first time, officially initiating the accession process.

Accession Negotiations

In Turkey’s EU accession negotiations, 14 chapters have been opened to negotiations, outlined in the table below, and one chapter is temporarily closed.

Chapters open to negotiations:

Chapter 25- Science and Research (provisionally closed) (Austria, 12.06.2006)

Chapter 20- Enterprise and Industrial Policy (Germany, 29.03.2007)

Chapter 18- Statistics (Germany, 26.06.2007)

Chapter 32- Financial Control (Germany, 26.06.2007)

Chapter 21- Trans-European Networks (Portugal, 19.12.2007)

Chapter 28- Consumer and Health Protection (Portugal, 19.12.2007)

Chapter 6- Company Law (Slovenia, 17.06.2008)

Chapter 7- Intellectual Property Law (Slovenia, 17.06.2008)

Chapter 4- Free Movement of Capital (France, 19.12.2008)

Chapter 10- Information Society and Media (France, 19.12.2008)

Chapter 16- Taxation (Czech Republic, 30.06.2009)

Chapter 27- Environment (Sweden, 21.12.2009)

Chapter 12- Food Safety, Veterinary and Phytosanitary Policy (Spain, 30.06.2010)

Chapter 22- Regional Policy and Coordination of Structural Instruments (Lithuania, 05.11.2013)

Although more than nine years have passed since the screening process, there are still nine chapters for which screening reports have not been approved and opening benchmarks have not been communicated to Turkey. Those chapters are: Chapter 2-Freedom of Movement for Workers, Chapter 13-Fisheries, Chapter 14- Transport Policy, Chapter 15-Energy, Chapter 23-Judiciary and Fundamental Rights, Chapter 24-Justice, Freedom and Security, Chapter 30-External Relations, Chapter 31-Foreign, Security and Defense Policy, Chapter 33-Financial and Budgetary Provisions.

According to the EU General Affairs and External Relations Council Decision of 11 December 2006, fulfilment of Turkey’s commitments under the Additional Protocol is the opening benchmark for eight chapters and the closing benchmark for all chapters.

The aforementioned decision states that: “The Council decided in particular to suspend negotiations on eight chapters relevant to Turkey’s restrictions with regard to the Republic of Cyprus, and will not close the other chapters until Turkey fulfils its commitments under the additional protocol to the EU-Turkey association agreement, which extended the EU-Turkey customs union to the ten member states, including Cyprus, that joined the EU in May 2004.”

Moreover, during the EU General Affairs Council (the Council) meeting of December 8, 2009, Greek Cypriots unilaterally declared that “normalization” of relations is a precondition for progress in 6 chapters: Chapter 2 - Free Movement of Workers, Chapter 15 – Energy, Chapter 23 - Judiciary and Fundamental Rights, Chapter 24 - Justice, Freedom and Security, Chapter, 26 - Education and Culture, Chapter 31 - Foreign, Security and Defense Policy.

As a result, 14 chapters have been politically blocked in light of the Cyprus issue. Turkey is ready to revive the process and proceed in the negotiations, which, however, may be difficult as long as the political blockages are in place. Currently, Turkey’s priority is to open Chapter 17-Economic and Monetary Policy. Following the subcommittee meeting on March 13, 2015, Turkey submitted its complementary Negotiating Position to the EU on March 20, 2015. At the same time, Common Position of the EU was prepared by the European Commission and submitted to the Council. Turkey expects the Chapter to be open to negotiations in the near future.

Further Efforts to Accelerate Accession Negotiations

1. Turkey’s New EU Strategy

The 62nd Government of Turkey was formed on August 29, 2014 and H.E. Ambassador Volkan Bozkır became Minister for EU Affairs and Chief Negotiator. The Government reiterated its commitment to the EU accession process through Turkey’s New EU Strategy (EU Strategy), which was announced by Mr. Bozkır on September 18, 2014. The EU Strategy rests on three pillars: determination in the political reform process, continuity in socio-economic transformation and effectiveness in communication.

The first pillar of the strategy involves the political reform process. The Reform Monitoring Group, which was established in 2003 and ensures the proper implementation of political reforms in Turkey, has been restructured as the Reform Action Group (RAG) to ensure more effective functioning of the reform implementation process. RAG will not only monitor the political reforms but also prepare and implement the reforms. The two initial meetings of the RAG were held on November 8, 2014 and February 20, 2015.

The second pillar of the EU Strategy is socio-economic transformation in Turkey, which is a continual process essential to fostering and consolidating democracy. Accordingly, a two-phase National Action Plan has been established, which focuses, among other things, on proper enforcement of relevant legislation to further raise the living standards of Turkish citizens. The National Action Plan is expected to be implemented in two phases, the first phase covers the period between November 2014 and June 2015 and the second phase covers the period between June 2015 and June 2019. The National Action Plan sets out priorities of Turkey in the negotiation of chapters with respect to the alignment of primary and secondary legislation with the EU acquis, as well as institutional capacity building initiatives along with other relevant work.

Moreover, to ensure that new legislation is drafted in line with the acquis, the Prime Ministry issued a Circular on September 25, 2014, which designates the EU Ministry as the coordinator institution to oversee the accession process.

The third pillar of the EU Strategy, Turkey’s “EU Communication Strategy,” was announced to the public on October 16, 2014. The EU Communication Strategy has two dimensions. The first dimension covers communication within the country, which aims to contribute to the domestic perception of the Turkish people of the EU accession process as a modernization project that aims to improve the living standards of Turkish people. The second dimension of the strategy addresses the European public opinion of Turkey and its accession negotiations with the EU.

In this context, the Ministry for EU Affairs hosted Civil Society Dialogue Meetings in six different cities, including İstanbul (on November 26, 2014), İzmir (on February 19, 2015), Konya (on March 18, 2015) Adana (on March 24, 2015), Bursa (on April 22, 2015) and Antalya (on April 28, 2015). Hundreds of Civil Society Organizations (“CSOs”) representing businesses, universities, different interest groups and local administrations were invited and over 2,000 participants in each of those cities attended the meetings. During the meetings, CSOs expressed their thoughts about Turkey’s EU accession process and shared their opinions/recommendations on how to establish a better dialogue between civil society and the public sector and participate more actively in every aspect of this process. The meetings created a forum and an opportunity not only for the CSO’s voices to be heard, but also for the Ministry to explain to the CSOs the goals of the EU Strategy, as well as discuss the EU funds available for CSO’s development, and for promoting public-civil society dialogue and civil society dialogue between Turkey and EU.

Within the framework of the “New European Union Communication Strategy,” to ensure contribution of all segments of Turkish society to the EU accession process, the Ministry for EU Affairs continues to take determined steps, such as opening its second Office in Antalya on December 21, 2014 and its third Office in İzmir on February 19, 2015, in addition to its headquarters in İstanbul. The three offices plan to work together to achieve harmonization and effective implementation of the EU acquis at a local level. The offices also plan to work in close cooperation with NGOs, municipalities, and public institutions in all EU related activities at the local level and to ensure efficient use of EU financial assistance to Turkey.

2. Sub-Committees

In order to monitor progress made with respect to the goals outlined in the Accession Partnership Document and align with EU acquis, eight sub-committees to the Association Committee were established by Decision No: 3/2000 of the EC-Turkey Association Council on April 11, 2000. However, because the subcommittees were established before the accession negotiations began, they remained a mechanism to harmonize the EU acquis, and therefore they lacked the capabilities needed to effectively respond to the challenges of the negotiation process.

These problems also affected continuity of sub-committee meetings and sub-committees had not met for nearly 3 years. Meanwhile, the success of the Positive Agenda exercise and the working groups established has shown that working on a chapter basis is much more efficient and result-oriented. Based on the results obtained from the working group experience, Turkey and the European Commission agreed on a new chapter-based methodology for sub-committee meetings. To date, six sub-committee meetings employing this methodology have already been held. The remaining sub-committees as well as some chapter-based meetings are planned to be held in autumn. Turkey expects sub-committees to deal specifically with opening and closing benchmarks and to be informed via official letters from the European Commission about the progress being made with respect to relevant benchmarks following sub-committee meetings.

3. Dialogue Platforms

Recently, new dialogue platforms were established between Turkey and the EU. Turkey welcomes intensifying the dialogue for deepening Turkey-EU relations, however the dialogue mechanisms between Turkey and the EU are not a substitute for the accession process. These mechanisms complement and support the accession process. For example, one of such dialogue platforms is the Turkey-EU Political Dialogue Meetings at Ministerial Level, which are being held regularly and have been since 2010. In these meetings, Turkey-EU relations and the accession process are discussed comprehensively and views are exchanged on regional and global issues which concern both parties. The EU-Turkey Strategic High Level Energy Dialogue was launched on March 16, 2015 and demonstrates the willingness of Turkey and the EU for further cooperation. Turkey is a natural energy hub between the energy resources of the Middle Eastern and Caspian Regions and the EU energy markets. Turkey’s development as an energy hub would be beneficial to both Turkey and the EU. Turkey hopes to set up new platforms in the future, such as a high level economic dialogue platform as well as others.

Political Reforms

Since 1999, a comprehensive transformation and reform process in line with the goal of EU accession has been underway. Turkey’s objective is full compliance with the EU Copenhagen political criteria and political reforms in the areas of human rights, democracy and the rule of law, which are prerequisites to EU accession.

Within the framework of the reform process, eight harmonization packages were enacted between February 2002 and July 2004. In this period, the Turkish Constitution was amended twice, revising nearly one-third of the articles of the Constitution. The amendments covered a wide range of issues related to improving human rights, strengthening the rule of law and restructuring democratic institutions. The Constitutional amendments were followed by legislative and administrative measures to ensure the proper implementation of these amendments. The Constitutional amendments were fortified by the adoption of laws that are fundamentally important for the protection of human rights. These Laws include the new Civil Code, the new Penal Code, the new Law on Associations and the new Code of Criminal Procedure. These reforms aim at strengthening democracy, promoting respect for human rights and fundamental freedoms, and consolidating the rule of law and the independence of the judiciary.

The Reform Monitoring Group, a ministerial group consisting of the Minister for EU Affairs and Chief Negotiator, the Minister of Justice, the Minister of Foreign Affairs and the Minister of Interior, was set up in 2003 and gathered continuously afterwards. As mentioned previously, following its last meeting in July 2014, the Reform Monitoring Group was restructured as the Reform Action Group (“RAG”). There already exists significant coordination between the participating Ministries in RAG, which are supportive of new and comprehensive reform initiatives. The RAG will no longer just monitor the political reforms, but it will also take on an active role in the whole cycle of the reform agenda, contributing to the preparation, adoption and implementation phases of reforms.

Furthermore, reforms with respect to freedom of thought and expression, freedom of association and peaceful assembly and freedom of religion have been implemented. There have also been reforms related to the judicial system, civil-military relations and anti-corruption measures. Relevant legislation has been changed to enable the learning of and broadcasting in languages and dialects which are used traditionally by Turkish citizens in their daily lives. In addition, the death penalty has been abolished and the prison system has been reformed. The right to property of community foundations belonging to certain minorities in Turkey has been ensured and the legal basis needed for the activities of foreign foundations in Turkey has been established. New definitions and measures to deal with illegal immigration have been introduced.

The Ninth Reform Package was introduced on April 12, 2006. This harmonization package contained pieces of legislation in the fields of transparency, ethics and civil-military relations, as well as legislation supporting the adoption of international conventions on human rights and fundamental freedoms. These included the UN Convention on Corruption, Protocol No. 14 to the Convention for the Protection of Human Rights and Fundamental Freedoms, amending the control system of the Convention, and the Revised European Social Charter and the Protocol amending the European Social Charter. Amendments to the following laws were adopted and put into force within the framework of the Ninth Reform Package: Law on Private Education Institutions, Law on Settlement and Law on Establishment and Legal Procedures of Military Courts.

On March 24, 2009, the Commission for Equal Opportunity between Women and Men was established in the Turkish Grand National Assembly with the primary goal of contributing to the protection and development of women’s rights. The Commission for Equal Opportunity continues to monitor developments on this issue at the national and international levels.

In June 2009, the Turkish Parliament adopted legislation which restricts the jurisdiction of military courts and enables civilian courts to try military personnel for non-military offences. This legislation also eliminates the powers of military courts to try civilians in peace time and has enabled the formation of military courts only with professional military judges by removing non-judge members of such courts, thus further aligning Turkey’s practices with EU practices. The Law came into force on June 30, 2010.

The comprehensive constitutional amendment adopted in 2010 led to improvements in the area of the judiciary and in the area of rights and freedoms which are mainly introducing positive discrimination for women, children and vulnerable people including the elderly and the disabled, and freedom of assembly. The majority of the amendments have made it possible to eliminate or alleviate several shortcomings identified in the decisions of the European Court of Human Rights and to comply with a range of recommendations and assessments, put forward either within the framework of the accession negotiations with the European Union or by the Commissioner for Human Rights of the Council of Europe, the Venice Commission, European Commission against Racism and Intolerance, Monitoring Committee of the Parliamentary Assembly of the Council of Europe, UN Committee on the Elimination of Discrimination against Women, UN Committee on the Elimination of Racial Discrimination and several other international monitoring mechanisms.

In 2009, the Government launched the “National Unity and Brotherhood Project,” publicly known as the “Solution Process.” The main objective of the Solution Process is raising democratic standards in Turkey for all citizens without any discrimination. The Solution Process has led not only to an open public debate but also to certain improvements in the area of cultural rights. The barriers to learning and supporting the different languages and dialects used traditionally by the Turkish citizens and to their use in political campaign were removed and the Government took many supportive measures to keep these languages alive. These supportive measures included broadcasting in different languages and dialects programs on state-owned television and radio and the establishment of institutions and introduction of academic centers to preserve these languages, as well as offering elective courses to teach these languages in compulsory education.

In December 2009, amendments were made to the By-law on Associations to facilitate the process of creating and establishing business associations.

The Democratization Package announced on September 30, 2013 proposed comprehensive reforms for further improvement and enjoyment of a wide-spectrum of civil and political rights. The package includes, allowing political discourse in languages and dialects other than Turkish, facilitation of local organization of political parties, enabling education in languages and dialects other than Turkish in private schools, lifting restrictions on renaming villages and the use of letters Q, X, W, ending the ban on women wearing headscarves in public service, enacting a comprehensive anti-discrimination legislation and establishment of the Anti-Discrimination Commission, as well as ensuring that a bigotry motive is taken into account as an aggravating circumstance in criminal proceedings.

After five years’ implementation, the Judicial Reform Strategy, which aims to further strengthen the independence, impartiality, efficiency and effectiveness of the judiciary, was renewed in 2015 with the contributions of all stakeholders in an open dialogue. Within the framework of the Judicial Reform Strategy, Turkey has adopted six judicial reform packages beginning in 2011. The amendments to the legislation were introduced to strengthen independence and impartiality and increase the effectiveness of the judiciary as well as to reduce the backlog of cases.

The First and Second Judicial Reform Packages entered into force in 2011 with the aim of speeding up and carrying out the judicial services swiftly, efficiently and economically and tackling the backlog of cases. On July 2, 2012, the Turkish Parliament adopted new measures, known as the Third Judicial Reform Package, intended to improve the effectiveness of the judiciary. This package, among others, enables further protection of freedom of expression, freedom of press as well as fight against corruption. This Reform Package has made major contributions to increasing the effectiveness and speed of judicial services. Certain data on the implementation of the Third Judicial Reform Package includes the number of people who received probation, which was 104,662 in 2010, 130,402 in 2011, and 197,400 as of December 2012.

Especially the Third and the Fourth Packages were designed to improve human rights and governance and to overcome the problem of long trials, as guided by the European Convention on Human Rights and case-law of the European Court of Human Rights. The Law also introduces the concept of a “judge of liberty” who is assigned to guarantee the personal freedom and security and the right to a fair trial. Instead of the judge who is hearing the case, another judge, known as the “judge of liberty” is assigned to decide on the measures of protection of suspects (such as search and seizure, apprehension, detention, arrest, appeal to arrest) during investigations. This new system has started to produce results to further strengthen the impartiality of the judiciary. The Packages also amended certain provisions in penal legislation including detention orders, administrative judiciary and legislation regarding freedom of expression and freedom of the press as well as fight against corruption. The amendments to the Turkish Criminal Code and the Anti-Terror Law give more room for interpretation in favor of freedom of the press and freedom of expression. In addition, the Packages amended the statute of limitations that existed with respect to offences of torture, by making them inapplicable to such offences.

The Fifth Reform Package contributed to enhancing legislation to ensure the right to a fair trial, personal freedom and protection of privacy and personal data, as well as presumption of innocence. The Sixth Reform Package introduced the regional courts of appeal in administrative judiciary, which courts are to act as a filter between first instance courts and Council of State. Regional Courts of Appeal may either uphold or quash the decision of the First Instance Courts. The Council of State is the last instance for reviewing judgments rendered by administrative courts. This in turn reduces the length of trials in administrative judiciary while strengthening the Council of State’s main role- safeguarding legal uniformity through case-law by reducing its backlog. In the area of human rights, the amendments strengthened the effectiveness of the penalties regarding offences against sexual integrity.

The Law amending the Law on Judges and Prosecutors and Certain Laws and Decree Laws entered into force December 12, 2014. The Law mainly aims to further strengthen independence, impartiality and the effectiveness of the judiciary in line with the provisions of the European Convention on Human Rights and case law of the European Court of Human Rights. The Law on Eradicating Terrorism and Strengthening Societal Integration was enacted to further enhance the on-going solution process and strengthen societal integration. It went into force in July 2014.

The Law amending the Law on Duties and Competencies of the Police and Certain Laws and Decree Laws (known as Reform Package on Internal Security and Protection of Freedoms) was adopted by the Parliament on March 27, 2015. The Law is aimed at striking a necessary balance between freedom and security.

New democratic institutions were established, which created notable improvements in the process of institutionalization of human rights. The Human Rights Institution, for example, is a public legal entity which has administrative and financial autonomy and has its own budget. The Laws regarding the Human Rights Institution of Turkey play a central role in protecting human rights. The Ombudsman Institution aims to improve the quality and effectiveness of public services, by addressing the complaints of citizens regarding public services in a fair and timely manner, free of charge. The establishment of an Ombudsman system is a first in Turkey and one of the most important steps taken to improve accountability, fairness and transparency of the public administration.

Following the Constitutional changes that were adopted by a referendum held in September 2010, the implementation of the individual application system to the Constitutional Court began on September 23, 2012.

With respect to trade union rights, the Parliament adopted two important pieces of legislation to ensure full trade union rights in line with the EU standards. With the amendment to the Law on Public Servants’ Trade Unions and Collective Agreement in April 2012, the right of collective agreement was extended to public servants and other public employees. The Law on Collective Labor Agreements entered into force in October 2012.

With the Law on Mediation in Legal Disputes, published in the Official Gazette on June 22, 2012, a mediation system was established through which the parties may freely address disputes arising from private law procedures. With this system, disputes can be resolved through a mediator chosen by the parties.

Significant steps have been taken to enhance the dialogue with different faith groups. The Ministers and Government officials have been continuously holding meetings with the representatives of religious communities to address their problems. Prime Minister Ahmet Davutoğlu met with the religious leaders and representatives of different faith groups twice in the first half of 2015. As a result of this open dialogue, the problems of these citizens in many areas, ranging from education to religious freedoms, were successfully addressed.

Following the request of the Greek community for a Greek Primary School in Gökçeada, permission was given as of March 28, 2013 to open a Greek minority school in Gökçeada. Furthermore, In September 2014, the Ministry of National Education approved the opening of the Private Mor Ephrem Syriac Kindergarten by Beyoğlu Virgin Mary Chaldean Church Foundation in Yeşilköy, İstanbul.

As a result of the 1923 population exchange between Turkey and Greece, ownership of Greek Orthodox Churches and Mosques in Anatolia (with the exception of İstanbul, Gökçeada and Bozcaada) were transferred to the relevant Turkish authorities, as the native population had to leave for Greece. The same applied to Mosques in Greece. The ownership of Greek Orthodox churches/monasteries located in the areas which were subjected to the population exchange of 1923, were transferred to the Turkish authorities in accordance with the Lausanne Peace Treaty due to the absence of local Orthodox communities. In the same vein, mosques in Greece were transferred to relevant Greek authorities. With respect to property rights, an important step was taken to resolve a long-standing issue regarding the immovable properties of minority foundations by the amendment of Law on Foundations in August 2011 and its Implementing By-Law, dated October 1, 2011. These amendments have paved the way for the return of the immovable properties of minority foundations. 116 community foundations have applied to the Directorate General of Foundations and the Foundations Assembly has decided for the return of 333 immovable properties, and has decided to pay compensation for 21 immovable properties.

On February 20, 2008, the Assembly adopted the new Foundations Law (Law No. 5737). This new Law that was published in the Official Gazette No. 26800 on February 27, 2008 allowed foreigners to establish new foundations in Turkey on the principle of reciprocity. Foundations will also be able to establish economic enterprises and companies on the condition that they notify Turkey’s foundations authority. The Law also improved the situation of non-Muslim community foundations in relation to their international activities. In addition, on May 13, 2010, the Prime Minister issued a Circular instructing all related Government institutions and offices to act with utmost diligence for the total elimination of problems encountered by non-Muslim minorities, such as those related to publications containing hatred.

An important step was taken to resolve a long-standing issue regarding the immovable properties of minority foundations by an amendment to the Law on Foundations in August 2011 and its implementing By-law dated October 1, 2011. The Foundations Assembly has already decided to return 318,333 immovable properties, and to award compensation for 21 immovable properties.

In addition, as a part of the Democratization Package, the disputed property of Mor Gabriel Monastery was returned to the Monastery Foundation in 2013.

Some churches and monasteries, including Sumela Monastery, Armenian Church of Akdamar on Lake Van and Surp Giragos (an Armenian Orthodox Church at Diyarbakir) that have been closed for years to religious ceremonies were opened. The recent example of reforms is the restoration of the Great Synagogue in Edirne by the General Directorate of Foundations, which opened for worship on March 26, 2015.

Visa Liberalization Dialogue

The launch of the Visa Liberalization Dialogue on December 16, 2013 was an important point in Turkey-EU relations. The Readmission Agreement was signed on the same day. Steps towards ensuring timely completion of the Visa Liberalization Dialogue and effective implementation of the Turkey-EU Readmission Agreement are being taken together with all the relevant Turkish institutions and with the collaboration of the European Commission.

The European Commission has already reported on October 20, 2014 that Turkey has fulfilled 62 out of 72 criteria presented in the Visa Liberalization Roadmap to some extent. The European Commission is expected to publish its second report on the Visa Liberalization Dialogue in November 2015. It is expected to conclude the Visa Liberalization Dialogue and obtain visa-free travel for Turkish citizens within a reasonable timeframe after the start of full implementation (vis-a-vis third country nationals and stateless persons) of the Readmission Agreement in late 2017.

In addition, the Visa Liberalization Dialogue should be evaluated and conducted independently from the rights and acquisitions stemming from the Association Law. In this regard, it is mentioned in the Readmission Agreement that this Agreement shall be without prejudice to the provision of the Ankara Agreement, its additional protocols, the relevant Association Council decisions as well as the relevant case-law of the Court of Justice of the European Union.

Harmonization with the Acquis

It has been half a century since the association relationship was established between Turkey and the EU. The EU has been a driving force for various reforms carried out in the country in the last fifty years. Especially since the establishment of the Customs Union in 1996, Turkey has continued its reform process in every field of the acquis and achieved an advanced level of alignment in most of them. In this regard, in 2014 alone, 24 primary and 154 secondary legislative enactments were made affecting the harmonization process with the EU acquis. Some outstanding steps aiming to align Turkish legislation with the EU acquis are mentioned below.

The 2010-2014 Anti-Corruption Strategy (The Strategy on Enhancing Transparency and Strengthening the Fight against Corruption) and its Action Plan was completed successfully. Turkey is committed to fight against corruption based on the principles of the 2010-2014 Anti-Corruption Strategy. Prime Minister Davutoğlu announced the legislative package on transparency in public life in January 2015. On June 24, 2011, the Financial Action Task Force (“FATF”), an inter-governmental global standard setting body responsible for developing and promoting policies to combat money laundering and terrorist financing (“AML/CFT”), identified Turkey among the jurisdictions that have strategic AML/CFT deficiencies. In 2012, Turkey took steps towards improving its AML/CFT regime (including its work on AML/CFT legislation) as well as Turkey’s high-level political commitment to work with the FATF to address its strategic AML/CFT deficiencies. For this purpose, the Law on the Prevention of the Financing of Terrorism and its implementing regulation were adopted in 2013. In addition, MASAK General Communiqué No. 12 entered into force on June 21, 2014 to ensure proper implementation of the mentioned primary legislation. After the new counter-financing of terrorism legislation had come into force, the first Council of Ministers’ decision was rendered on September 30, 2013. This decision, which became effective on October 10, 2013 upon its publication in the Official Gazette, enabled Turkey to update its list of individuals and entities designated by the Sanctions Committees, established pursuant to resolutions 1267 (1999), 1989 (2011) and 1988 (2011), in accordance with those kept by these Committees. As a result of aforementioned improvements, at its Plenary in October 2014, the FATF decided that Turkey had taken sufficient steps in addressing technical compliance with its Core and Key Recommendations, and removed Turkey from the targeted follow-up process. Furthermore, Turkey was also removed from the ICRG process of the FATF which detects and publicly announces high-risk jurisdictions in the same Plenary.

On September 26, 2011, The Council of Ministers approved the Decree-Law on Organization and Duties of Public Oversight, Accounting and Auditing Standards Authority. With the establishment of this Authority, the Turkish Accounting Standards Authority was abolished and as stated by the European Commission, the relevant closing benchmark of the Company Law Chapter 6 was met. The public oversight, namely Accounting and Auditing Standards Authority, has become the sole authority with the power to regulate accounting and auditing standards in Turkey. It has the authority to prepare and publish Turkish Accounting Standards in line with international standards, to ensure uniformity in implementation, necessary reliability and quality of independent auditing, to identify auditing standards, to authorize independent auditors and independent audit companies and supervise their audit activities and to ensure public oversight in the field of independent auditing.

On January 11, 2011, the Assembly approved the new Turkish Code of Obligations (Law No. 6098). Law No. 6098 was published in the Official Gazette No. 27836 of February 4, 2011. The new Law includes, inter alia, several amendments that provide protection to individuals against unilaterally pre-prepared contracts, such as the introduction of a new concept, “General Transaction Conditions,” similar to the “Terms and Conditions” concept commonly used in foreign contracts. Additionally, in the case of any unforeseen, extraordinary events, which with respect to the debtor, leads to changes to the conditions that existed at the time of the execution of a contract, such debtor is entitled to apply to a court for modification of such contract.

In January 2011, the Assembly approved the new Turkish Code of Commerce (Law No. 6102) and it was published in the Official Gazette No. 27846 of February 14, 2011 and entered into force on July 1, 2012. Under the new Turkish Code of Commerce (“TCC”), among other things, companies will be required to prepare financial statements in accordance with International Financial Reporting Standards and the obligations of companies regarding public disclosures and corporate governance principles have been broadened to be in line with global standards. The TCC also allows the establishment of joint stock companies or limited liability companies with a single shareholder or partner. Legal entities could become board members, board meetings can be held in electronic media (with the use of online votes in General Assemblies now being allowed), and board resolutions can also be signed with electronic signatures. Types of mergers, conditions of withdrawal from partnerships, financial assistance to employees, spin-offs and conversions have also been acknowledged in the TCC.

On July 4, 2012, it was announced that a Memorandum of Understanding was signed between the Central Bank of the Republic of Turkey and the European Central Bank, laying the groundwork for continued cooperation in the field of central banking, through regular dialogue at technical and policy level and possible staff exchanges.

The Capital Markets Law (No. 6362) entered into force on December 30, 2012. It includes provisions required for the functioning and development of the capital market in a reliable, transparent, effective, stable, fair and competitive environment. The Law also aims to regulate and supervise the capital markets in order to safeguard the rights of investors.

On April 3, 2013, the Assembly approved a Draft Law (No. 443) Including Changes on Law on Regulating Public Finance and Debt Management (Law No. 4749) and Some Decree Laws, which was published in the Official Gazette on April 18, 2013.

Payment and Securities Settlement Systems, Payment Services and E-Money Institutions Law No. 6493 entered into force on June 27, 2013. The Law was prepared in line with Turkish commitments to the EU alignment process. It regulates the payment and securities settlement systems, payment services, payment service providers and e-money institutions. The Law also aims at promoting financial stability, providing a sound legal basis for the payments area, supporting the developments in the payments area and contributing to the financial inclusion in Turkey.

Turkey signed the Convention on Cybercrime of the Council of Europe on November 10, 2010, which was ratified on April 22, 2014. The convention entered into force on January 1, 2015. This Convention will be useful to better implement limitations on illegal internet content, since it streamlined current regulations and provided a sound framework for the use of internet.

Moreover, implementation of the Southeastern Anatolia Project (“GAP”) for development continues. GAP includes a wide-ranging array of investment products from agriculture to health, education and transportation. The GAP Action Plan Phase I was implemented in 2008-2012. During the first implementation period of the Plan, the share of GAP initiatives in public investments increased from 7% to nearly 14%. More than TL 30 billion (around €12.7 billion) was allocated for investment in GAP Region in the 2008-2012 periods. Within the framework of the GAP Action Plan Phase II (2014-2018), almost €8.9 billion (TL 26.7 billion) is allocated to the region. Moreover, Konya Plain (“KOP”), Eastern Black Sea (“DOKAP”) and Eastern Anatolia (“DAP”) development action plans were adopted and have been implemented by their respective development administrations.

Progress Reports

Since 1998, the European Commission annually publishes its regular Progress Reports on Turkey, as well as the Enlargement Strategy Paper, which evaluate developments in all candidate and potential candidate countries.

The 2010 Progress Report on Turkey and the 2010-2011 Enlargement Strategy were published on November 9, 2010. The report states that Turkey continues to sufficiently fulfill the political criteria. The package of Constitutional amendments approved in a referendum on September 12, which created the conditions for progress in a number of areas, such as the judiciary and fundamental rights and public administration. The report also underlines that economic growth resumed in 2009 and accelerated in 2010, recouping most of the losses incurred during the crisis. Fiscal sustainability was maintained and access to external finance remained unproblematic for both the public and private sectors. Trade and economic integration with the EU remained high and Turkey strengthened its presence in new markets. Privatization and economic reforms advanced, albeit at a slower pace. Unemployment is higher than pre-crisis levels and external imbalances and financing needs increased. Access of SMEs to financing remains difficult. With regard to alignment with the EU acquis, the Progress Report confirms that progress or good progress has been made in 23 out of the 33 Chapters. Contrary to the 2009 Report, the 2010 Report does not identify any chapter where there is “no progress.”

In 2011, the Progress Report on Turkey and the 2011-2012 Enlargement Strategy were published on October 12, 2011. In the report, the European Commission concluded that

Turkey has made progress in meeting EU membership criteria. The Report indicated that Turkey continued to sufficiently fulfill the political criteria. According to the Report, work on implementing the 2010 Constitutional reform package was launched by the Government, free and fair parliamentary elections took place on June 12, 2011, and opened the way for further Constitutional reform. The establishment of a specific Ministry for EU Affairs was regarded as an encouraging signal for Turkey’s reform efforts to meet the EU accession criteria. The Report also indicated that the rapid economic expansion continued and the private sector remained the main driving force behind the rapid economic expansion. The report underlined the fact that robust economic development allowed strong employment growth and a sizeable drop in unemployment. In the progress report, it is also stated that Turkey continued to improve its ability to take on the obligations of membership, in particular Chapter 6-Company Law, Chapter 18-Statistics and Chapter 21-Trans-European Networks.

The 2012 Progress Report on Turkey and the 2012-2013 Enlargement Strategy were published on October 10, 2012. The Report welcomed the successful launch of the Positive Agenda in May to support and to complement the accession negotiations through enhanced cooperation in a number of areas of joint interest: political reforms, alignment with the EU law, dialogue on foreign policy, visa liberalization, mobility and migration, trade, energy, counter terrorism and participation in Community programs. In the Report, the Council invites the European Commission to take steps towards visa liberalization as a gradual and long-term perspective, in parallel with the signing of the Readmission Agreement between Turkey and the EU, which was signed in June 2012. It also stressed that Turkey should sign the Readmission Agreement to allow for a proper roadmap to be finalized. The Report welcomes the work on a new Constitution and acknowledges that a democratic and participatory process has been put in place. The Report also notes that representatives of non-Muslim minorities were officially received by Parliament. In the Report, terrorist attacks by the PKK (a terrorist organization in Northern Iraq) were strongly condemned by the EU, yet it is stated that the Kurdish issue remains a key challenge for Turkey’s democracy. Moreover, the Report stressed that several important pieces of legislation were adopted, in particular, laws on the protection of family and prevention of violence against women, probation, collective bargaining for civil servants, the Ombudsman Institution and the national human rights institution.

Turkey’s 2013 Progress Report and the Enlargement Strategy Document were published by the European Commission on October 16, 2013. The Report comprehensively described the political reforms undertaken in Turkey during the previous year. The report also emphasized the Turkish Government’s determination regarding the continuation of democratization and political reforms and, in this context, referred to the Democratization Package published on September 30, 2013, as well as to the steps taken with regards to the judiciary reform and ongoing work on the new Constitution. The Report stated that the process in Turkey that aims to end armed terrorist attacks and the activities of the PKK constitutes a milestone and continues to generate the support of the EU. The Report also referred to Turkey’s active role in foreign policy.

The 2014 Progress Report on Turkey and the 2014-2015 Enlargement Strategy were published on October 8, 2014. The Report specifically references Turkey’s positive actions implementing legislation within the Democratization Package framework and praises Turkey’s constructive approach outlined in the Solution Process. The report indicated that the adoption by Turkey of “The Action Plan on Prevention of ECHR Violations” was a critical step in the democratization process. The humanitarian assistance provided by Turkey to 1.5 million Syrians fleeing violence across the border was also praised in the Report. The Report also indicated that the growth of the economy since 2011 affirms the strength and resilience of the economy against the global economic shocks. With regard to alignment with the EU acquis, the Progress Report confirmed that progress has been made at various levels in 30 of the 33 negotiation chapters. The Progress Report also indicated that Turkey has reached advanced level of alignment in 26 of these chapters.

Economic Criteria

In accordance with the National Program and in response to Turkey’s serious economic crisis in 2001, numerous economic reform measures have been adopted. Turkey has restructured its financial sector, ensuring transparency in public finance and enhanced competitiveness and efficiency in the economy. Such structural reforms have yielded positive and tangible results. As a result of the banking sector restructuring following the 2001 crisis, Turkey’s financial system has had fewer difficulties emerging from the current global economic crisis. Turkey did, however, feel the negative effects of the global economic crisis resulting in shrinking exports, declining industrial production and downward pressure on growth. Nevertheless, thanks to the decisive implementation of the reforms, Turkey’s economy was more resilient in the face of the negative effects of the 2008 global economic crisis than it had been in the 2001 crisis. The reforms gave Turkey the opportunity to implement measures to minimize the adverse effects of the global economic crisis on domestic growth, to continue the disinflation process and to protect fiscal gains.

The European Commission has considered Turkey a functioning market economy in all its annual Progress Reports since 1998. As stated above, the recent Progress Reports have highlighted the robust financial sector of the country and resilience of the Turkish economy, with a special emphasis on its sustained growth rate despite the difficult international economic environment, in particular, the successful implementation of the economic stability program and the structural reforms carried out in many sectors.

In March 2015, Turkey submitted its Economic Reform Program (“ERP”) for the 2015-2017 period, which replaced the Pre-Accession Economic Program (“PEP”). The ERP was prepared on the basis of the 2015-2017 Medium Term Program.

The Turkish economy grew by 8.5% in 2011, 2.1% in 2012, and 4.2% in 2013 and 2.9 in 2014. According to the ERP for the 2015-2017 period, Turkey’s economy is expected to have growth rates of 4% in 2015 and 5% in 2016, and 2017. The year-end consumer price inflation rate was 10.45% in 2011, 6.2% in 2012, 7.4% in 2013, and 8.2% in 2014. Inflation target was set as 5% both for 2015 and 2016. Turkey’s unemployment rates were recorded as 8.4% in 2012, 9% in 2013, and 9.9% in 2014. Unemployment rate is expected to decrease to 9.5% in 2015, 9.2% in 2016 and 9.1 in 2017. Current Account deficit/GDP ratio figures were 10% in 2011, 6.2% in 2012, and 7.9% in 2013. ERP forecasts the Current Account deficit/GDP ratio as 5.4%, 5.4% and 5.2% in 2015, 2016 and 2017, respectively.

Customs Union

On the other hand, it is worth to underline the recent developments between Turkey and the EU vis-à-vis Customs Union. For Turkey, Customs Union was considered as a stepping stone and the reason for entering into such an asymmetric structure was the expectation of EU membership within a foreseeable period of time. As that foreseeable period has yet to arrive, and the systemic problems continue to exist, Turkey agreed with the EU that Customs Union requires an update. In this respect a common understanding has been reached between the parties. The update package will include solutions to the systemic problems Turkey faces and also the extension of the Customs Union to new areas, like services and public procurement.

One of the most important systematic problems of the Customs Union is the difficulty for Turkey to conclude free trade agreements (“FTAs”) similar to the ones EU concludes with third countries. Taking into account the Transatlantic Trade and Investment Partnership (“TTIP”), negotiations between the EU and the United States, and an important reflection and an integral part of this update process needs to be inclusion of Turkey to TTIP.

Financial Assistance

Following the expiration of 2007 to 2013 IPA term’s legal framework (“IPA I”), the European Commission and Turkey established priorities for financial assistance under the new Instrument for Pre-accession Assistance (“IPA II”), set out in the Indicative Strategy Paper for Turkey for the period 2014-2020. This key document was presented to the Commission’s IPA committee in July 2014 and adopted on August 26, 2014. The IPA II Framework Agreement, transferring the implementation principles into internal legislation was signed by both parties on February 11, 2015. The Law No. 6647 regarding approval of the Framework Agreement by the Turkish Grand National Assembly was published in the Official Gazette on April 28, 2015. Council of Ministers’ decision approving the Agreement was published in the Official Gazette No. 29393 on June 21, 2015. The Agreement will enter into force right after the procedure of the exchange of “nota verbale” between Turkey and the EU. In IPA II, reforms relating to the rule of law and fundamental rights, home affairs, and civil society are to receive increased funding compared to IPA I. Other priorities include education, employment and social policies. In the sectors of environment, transport, and energy, the IPA II will focus on promoting development towards a resource efficient, low carbon economy and on increasing inter-connectivity between Turkey and the EU. In the areas of agriculture and rural development, work will focus on food safety, veterinary and phytosanitary policy, agriculture, fisheries and rural development. These priorities will be used as the basis for sector programs promoting structural reforms, allowing more targeted assistance and improving the impact of financial assistance.

EU Process at the Local Level

According to the Ministry of Interior Circular No. 2010/6 of January 26, 2010 EU Harmonization, Consultancy and Steering Committees were established within 81 province governorship offices and within each of the 81 province governorships, one Deputy Governor has been appointed as the EU Focal Point.

Meanwhile the Ministry for EU Affairs started a project called “Improving the Effectiveness of Governorates in the EU Accession Process.” The fifth year of the project is continuing as of 2015. The project, which is being implemented in cooperation with the Ministry of Interior, contributes to the following objectives at the local level:

•	To adhere to the responsibilities brought by the EU accession process and to implement the regulations adopted within this context;

•	To obviate the misperceptions, prejudices and groundless fears in the public regarding the EU membership process;

•	To use the EU financial assistance more effectively; and

•	To spread the experience acquired through adoption of the EU acquis to the local regions, thereby disseminating the EU enthusiasm to the periphery.

The “Action Plan for Strengthening Capacity for EU Affairs at the Local Level” was prepared and released to the public on December 23, 2014. The Action Plan is a roadmap that will provide a more systematic and sustainable base for EU related activities carried out by the Ministry for EU Affairs and other relevant public institutions at the local level. It will also pave the way for a more effective performance of the work at the local level envisaged in Turkey’s New European Union Strategy and the new Communication Strategy, and for institutional capacity building required in this framework.

In the new implementation period of the IPA (2014-2020), the European Commission and Government of Turkey agreed that Civil Society would make up a specific sub-sector, under the overall sector of “Governance and Democracy.” About 190 million Euro will be allocated to this sub-sector. The programming of the IPA-II civil society sub-sector has been underway with the participation of all relevant parties.

The objectives under the Civil Society sub-sector are to support the development of civil society through more active democratic participation in policy and decision making processes; promote a culture of fundamental rights and dialogue; enhance civil society dialogue and inter-cultural exchange between civil societies in Turkey and Europe.

UNITED STATES

Turkey and the United States have been close allies and partners for more than sixty years. During the Cold War, the security aspect of the relationship became more pronounced, particularly following the Truman Doctrine and Turkey’s membership in NATO. In the ensuing post-Cold War era, relations between Turkey and the United States have been diversified and further enhanced in the pursuit of common interests based on shared values such as democracy, the rule of law, respect for human rights and development and growth of a market economy, as well as the desire to promote peace, stability and prosperity around the globe. Turkey-US relations have been defined as a “Model Partnership” by President Obama who paid his first overseas visit to Turkey in 2009, after being elected to his first term in office. This term reflects the distinct character and comprehensive nature of Turkey-US relations. It defines the relationship between a global power on the one hand and a regional power on the other, which also has the capacity to contribute positively to global affairs.

Turkey and the United States together face a host of international challenges of major significance. Turkey-US cooperation continues to make substantial contributions to efforts aimed at achieving global and regional peace, stability and prosperity. The United States is Turkey’s main military export-import partner. While defense ties form the bedrock of the relationship between two countries, there have also been significant improvements in bilateral trade and economic relations.

Recent developments in the Middle East and North Africa once again highlighted the relevance of Turkish-US cooperation. Turkey and the United States have been consulting frequently to exchange views on many issues of common concern. Today, Turkey and the United States cooperate on a wide range of issues affecting the Middle East, North Africa, the Balkans, the Caucasus, the Eastern Mediterranean, Central and South Asia, as well as on critically important issues, such as the fight against terrorism, energy supply security, nuclear non-proliferation and global economic developments.

Bilateral high level visits gained momentum during the last couple of years. Former President Gül visited the United States to attend the NATO Chicago Summit in May 2012. Former Secretary of State Clinton paid a visit to Turkey in June 2012 within the framework of the 2nd Coordination Committee meeting of the Global Counter Terrorism Forum. She also paid a working visit to Turkey on August 11, 2012. These high level visits proved to be important steps in highlighting the relevance of Turkey-US relations against the backdrop of significant developments surrounding Turkey’s region.

The visit of former Prime Minister, now President Erdoğan to Washington, D.C. in May 2013, has been of great significance as it brought about a fresh impetus to Turkey-US relations. This visit reaffirmed that Turkey and the United States share a common set of foreign policy priorities and that they have the common will to strengthen their cooperation with a view to addressing the challenges of the 21st century.

Other high level visits and regular contacts between Turkey and the United States during the course of 2013 included the visits of Secretary of State Kerry, former Foreign Minister, now Prime Minister, Davutoğlu and other Ministers as well as visits of Congressional delegations.

Frequent high-level visits and contacts between Turkey and the United States also took place in 2014. On the margins of the NATO Wales Summit and the UN General Assembly in 2014, President Erdoğan met with United States President Obama and United States Vice President Biden, respectively. Prime Minister Davutoğlu also met with Secretary of State Kerry on the margins of the NATO Wales Summit, in September 2014. In the last quarter of 2014, Turkey hosted a number of Senior Administrative Officials from the United States. In this period, Vice President Biden, Secretary of State Kerry, Secretary of Commerce Pritzker and Secretary of Defense Hagel visited Turkey.

United States Secretary of Commerce Pritzker’s visit with the President’s Export Council (“PEC”), the PEC’s first trip to Turkey, was an important occasion to discuss more business and investment opportunities between the two countries.

The United States is one of the major trade partners of Turkey. The bilateral trade volume between Turkey and the United States was approximately U.S.$19 billion in 2014. Turkish exports to the United States reached U.S.$6.3 billion, mainly composed of iron and steel, road transportation vehicles and textile fiber and its products. Total import volume was U.S.$12.7 billion. Iron ore and metal scraps, textile fiber and other transportation vehicles are the major import items of Turkey from the United States.

In the last decade (2004-2014), U.S. companies have invested U.S.$9.09 billion in Turkey. Currently, the United States ranks third in FDI flows into Turkey behind the Netherlands and Austria. US investments surpassed U.S.$325 million in 2014.

Turkey is also designated by the United States as one of the 6 preferential markets (Colombia, Indonesia, Vietnam, Saudi Arabia, South Africa and Turkey) in the world.

On June 11, 2012, the United States issued a waiver to Turkey from its Iran-related sanctions, effective as of June 28, 2012, for a period of six months. The U.S. State Department stated that Turkey, among other countries, had sufficiently reduced its purchases of Iranian oil to be awarded the waiver. This waiver was last extended until June 30, 2015.

The mechanism called Framework for Strategic Economic and Commercial Cooperation (“FSECC”) was launched in 2009 with a view to bringing economic, trade and investment relations to a level proportionate to political and security relations between the two countries. Deputy Prime Minister Ali Babacan and Economy Minister Zafer Çağlayan were entrusted with the mandate to coordinate bilateral endeavors for enhancing the economic interaction and commercial ties between Turkey and the United States. The first Ministerial meeting of FSECC was held in Washington, D.C. on October 19, 2010. The second and third meetings of FSECC were held in Ankara on June 26, 2012 and in Washington, D.C. on May 14, 2014, respectively. Deputy Prime Minister Ali Babacan and Minister of Economy Nihat Zeybekci (representing Turkey) and U.S. Secretary of Commerce Penny Pritzker and U.S. Trade Representative Ambassador Michael Froman (representing the United States) co-chaired the last meeting.

The Transatlantic Trade and Investment Partnership Agreement (“TTIP”) process between the United States and EU and how Turkey fits into this process is critically important for Turkey both economically and politically. A High Level Committee (“HLC”) was established with the aim to analyze the potential impact of the TTIP process with regard to Turkey’s Customs Union with the EU. The HLC is expected to pave the way to groundwork for the launch of the Free Trade Agreement negotiations between Turkey and the United States. Its first meeting was held on September 17, 2013 in Washington D.C. and its second meeting was held on the margins of the FSECC meeting in Washington D.C. on May 14, 2014.

The Economic Partnership Commission (“EPC”), one of the major mechanisms in Turkey-US economic cooperation, is being held twice a year as of 2011. EPC held its ninth meeting in Washington D.C. on November 28, 2012, and its tenth meeting on May 23, 2013 in Ankara. The ninth and the most recent meeting of the Trade and Investment Framework Agreement Council (“TIFA”) was organized in Washington D.C. occurring on February 21-22, 2013. The “Business Council” (BC), established under the auspices of the FSECC, held its first meeting in Istanbul on September 19, 2011, its second meeting in Washington, D.C. on June 3, 2013 and its most recent meeting on July 24, 2014 in Istanbul.

Turkish Airlines operates between Istanbul and seven American metropolitan areas (New York, Washington D.C., Chicago, Los Angeles, Houston, Boston and San Francisco), which reinforces the connection and expands cooperation among business circles. Direct flights to Miami and Atlanta are expected to start in the near future.

The Agreement on Scientific and Technological Cooperation between Turkey and the United States was signed in Washington, D.C. on October 20, 2010.

BALKANS

Turkey’s policy towards the Balkans is guided by the principles of “regional ownership” and “all-inclusiveness” and is based on four main pillars: security for all, high level political dialogue, economic interdependence and preservation of the multi-ethnic, multi-cultural and multi-religious social fabric of the region. In addition to having a common history and shared values, the Republic has a joint vision with the Balkan countries based on common goals and integration with European and Euro-Atlantic institutions.

Apart from political support, Turkey also provides assistance to the countries of the region in various areas including economy, culture, education, military and security through its relevant public institutions, municipalities, NGO’s and universities.

Turkey has played a leading role in launching major initiatives such as the South-Eastern European Cooperation Process (“SEECP”), the only major initiative starting from within the region, and the Multinational Peace Force Southeast Europe (“MPFSEE”)/South-eastern Europe Brigade (“SEEBRIG”). Turkey also plays an active role in the South-eastern Europe Defense Ministerial (SEDM) process. Turkey continues to be active within the Southeast European Law Enforcement Center (SELEC) as well.

Turkey intensified its efforts towards the Balkans beginning from the second half of 2009. In addition to successfully holding the Chairmanship in the Office of the SEECP for the term 2009-2010, Turkey established trilateral consultation mechanisms with Bosnia-Herzegovina and Serbia on the one hand, and Bosnia-Herzegovina and Croatia on the other. These cooperation mechanisms aim to enhance peace, stability and prosperity in Bosnia and Herzegovina and transform the Balkans to a more stable region.

On April 24, 2010, the first “Trilateral Balkan Summit” was held in İstanbul with the participation of the Heads of State of Turkey, Bosnia and Herzegovina and Serbia. The second meeting of the “Trilateral Balkan Summit” was held in Karadjordjevo, Serbia on April 26, 2011. The third “Trilateral Balkan Summit” was held in Ankara on May 14 and 15, 2013. At the summit, “Ankara Summit Declaration” was adopted and the Ministers of Economy of Turkey, Bosnia-Herzegovina and Serbia met on May 14, 2013 and established “Trilateral Trade Committee”.

The Trilateral Summits bring the parties together to engage in joint projects intended to strengthen the dialogue and contribute to the regional peace, stability and cooperation.

During 2014, several high level visits took place, including the visits of Borut Pahor, President of Slovenia, Bakir Izetbegović, Member of the Presidency of Bosnia and Herzegovina, Nikola Gruevski, Prime Minister of Macedonia to Turkey and, Prime Minister Davutoğlu’s visit to Macedonia. With these visits, Turkey’s economic and trade relations with the countries of this region have displayed a significant increase and the overall trade volume exceeded U.S.$21 billion as of the end of 2014.

GREECE

Following the dialogue and cooperation process initiated between Turkey and Greece in 1999, a more constructive understanding has begun to define the terms of bilateral relations which were problematic in past decades. The conclusion of 35 bilateral agreements/protocols/MoUs in various fields such as trade, tourism, environment, culture, energy, transportation and security-related matters has contributed towards cooperation on issues of common interest. During this process, 29 Confidence Building Measures (“CBM”) were adopted. Since 2009, Turkey and Greece have furthered their efforts in order to improve bilateral relations.

During then Prime Minister Erdoğan’s Athens visit on May 14-15, 2010, the High Level Cooperation Council (“HLCC”) held its first meeting and 22 documents were concluded in various fields. The second HLCC meeting was held in İstanbul on March 3-4, 2013, during which 25 documents were signed. The third meeting of HLCC was held in Athens on December 6, 2014 on the occasion of Prime Minister Ahmet Davutoğlu’s visit to Greece and a Joint Declaration was signed in this context. Implementation of the documents signed in the first two HLCC meetings and further enhancement of the cooperation between the two countries were the focus of the third HLCC meeting. In total 48 documents were signed at the HLCC meetings between Turkey and Greece.

The establishment of this mechanism signals the beginning of a more structured and institutionalized phase in Turkish-Greek relations, which will enable Turkey and Greece to upgrade the level of relations from rapprochement to partnership. The HLCC model in essence aims to bring together all relevant Ministers from both countries in the form of a joint cabinet meeting in order to raise their issues and develop a joint vision under the guidance of the two Prime Ministers.

The Greek Deputy Prime Minister and Foreign Minister Venizelos visited Turkey on November 28-30, 2014. Foreign Minister Çavuşoğlu attended the 31st Meeting of the Council of Ministers of Foreign Affairs of the Organization of the Black Sea Economic Cooperation (“BSEC”) held in Thessaloniki on December 12, 2014 and paid a private visit to Komotini on the same day.

In the meantime, established mechanisms work smoothly. By the end of 2014, 58 rounds of Exploratory Talks were held. Political consultations were held in June and November of 2014.

The mutual desire to bridge differences through dialogue and promote cooperation in the better interest of both countries has also reflected positively on other dimensions of bilateral relations, such as trade and tourism. The bilateral trade volume between Turkey and Greece had reached U.S.$3.57 billion in 2008. Although the trade volume fell to U.S.$2.76 billion in 2009 due to the impact of the global economic crisis, it displayed an upward trend in 2010 and amounted to U.S.$3 billion. Despite the deepening economic crisis in Greece, the trade volume has exceeded U.S.$4.0 billion in 2011. The bilateral trade volume has reached U.S.$4.9 billion in 2012. In 2013, it reached a record level of U.S.$5.7 billion, with a surplus of U.S.$2.7 billion in Greece’s favor. Bilateral trade volume was about U.S.$5.6 billion in 2014. Following the establishment of the HLCC mechanism, bilateral trade volume doubled between the two countries and Turkey has become the number one trade partner of Greece in 2013. Both sides are working tirelessly to meet the U.S.$10 billion target set by the Prime Ministers at the second HLCC meeting in May 2013 in İstanbul.

As the largest Turkish investment in Greece, the Athens and Komotini branches of Turkish Ziraat Bank were officially inaugurated in February 2009. The Bank opened also branches in Xanthi and Rhodes in October 2010 and October 2011, respectively. Turkish companies were mostly interested in investing in the tourism sector in Greece. The amount of Greek foreign direct investment in Turkey, with the banking sector taking the lead, soared to approximately U.S.$6.7 billion by the end of 2014, while the total of Turkish companies’ investments in Greece was about U.S.$ 500 million. In 2013, Turkey was the destination of choice for more than 800,000 Greek tourists. According to the Greek National Statistics Agency, Turkish tourists visiting Greece in 2014 reached 1,000,000. These figures mark the continuing upward trend in tourism. As a result of the benevolent climate between the two countries, increasing numbers of Greek pilots and academics are now working in Turkey. A number of Greek citizens have started their own businesses in Turkey. There are opportunities to enhance this cooperation in the health sector as well.

Energy has also proven to be a promising area of cooperation between the two countries. For example, the inauguration of the natural gas interconnector was held on November 18, 2007 at Ipsala on the Turkish-Greek border with the participation of the Prime Ministers of Turkey and Greece. This endeavor is of strategic significance for both countries as well as European markets, as it will provide the latter with an alternate secure energy transit route. The uninterrupted flow of natural gas from the Caspian Basin to the heart of Europe will be ensured with the extension of the present pipeline to Italy. The Baku-Tbilisi-Erzurum (“BTE”) Natural Gas Pipeline connection with the Turkey-Greece Interconnector is the very first alternate route to provide Europe with natural gas from the Caspian Basin.

The Southern Gas Corridor projects are key activities for the future delivery of natural gas primarily from Azerbaijan and Turkmenistan. Turkey and Azerbaijan reached an agreement concerning the sale and purchase of 6 bcm and the transit through Turkey to European markets of 10 bcm of Shah Deniz Phase 2 natural gas. The Intergovernmental Agreement and Host Government Agreement regarding development of the standalone pipeline, the Trans Anatolian Pipeline (“TANAP”) project, were signed by Turkey and Azerbaijan on June 26, 2012 in Istanbul. Constituting the backbone of the Southern Gas Corridor, TANAP will not be restricted to Shah Deniz gas and also aims to transport gas to be produced in other Azeri fields and from Turkmenistan. At the end of June 2013, the Shah Deniz Consortium opted for the Trans-Adriatic Pipeline (“TAP”) project, as the continuation of TANAP.

The Shah Deniz Consortium also announced that they have made the final investment decision for the Shah Deniz Phase 2 and an official signing ceremony was held on December 17, 2013 in Baku for the final investment decision.

The 20th anniversary of the “Contract of the Century” and the Southern Gas Corridor ground-breaking ceremony took place on September 20, 2014 at Sangachal Terminal in Baku.

As agreed by the Turkish and Greek Foreign Ministers during their meeting in New York in September 2013, the cross-visits of the Turkish Cypriot Negotiator Mr. Kudret Özersay and Greek Cypriot Negotiator Mr. Andreas Mavroyiannis to Athens and Ankara, respectively, took place on February 27, 2014, following the resumption of the comprehensive settlement negotiations on February 11, 2014. These visits were important to manifest the support and commitment of Turkey and Greece.

Turkey hopes that this trend in bilateral relations will continue in the period ahead, with a partnership spirit resulting in a climate of habitual cooperation beneficial to both countries. With this understanding, Turkey is determined to develop new joint projects for the welfare of both nations by using the opportunities that our common geography gives us.

CYPRUS

Turkey supports the UN Secretary General’s good offices mission, with a view to finding a just and lasting comprehensive settlement to the Cyprus problem, based on the long established UN parameters such as bi-zonality, political equality, equal status of the two constituent states and a settlement which will bring about a new partnership state. Turkey has openly declared its full support for a political settlement in the Island.

Cyprus is the home of two politically equal parties: Turkish Cypriots and Greek Cypriots who are two distinct peoples with different religions, cultures and ethnicities. The bitter past of ethnic conflict in Cyprus dictates that lasting peace can only be achieved through a viable equal partnership.

In 1963 the Greek Cypriots expelled Turkish Cypriots from the partnership state organs and institutions as well as from their homes, in violation of the Treaties of 1960. A UN peacekeeping operation began in 1964 and has been going on since then.

From 1963 to 1974 the Turkish Cypriots continued their existence in isolated enclaves corresponding to 3% of the Island, under frequent attacks organized by the Greek Cypriot side. When this culminated with a coup d’état in 1974, which was aimed at annexing the Cyprus island with Greece, Turkey as a guarantor power was left with no other option but to exercise its Treaty rights.

In the past forty-seven years of the UN negotiation process, the Turkish Cypriots have always supported a just, lasting and comprehensive settlement of the Cyprus issue on the basis of negotiations between the two peoples of the Island, under the auspices of the UN Secretary-General’s Good Offices mission. However, the Greek Cypriots rejected the 1985-86 Draft Framework Agreement, the UN sponsored Set of Ideas of 1992, and the package of Confidence Building Measures of 1994.

The political resolve demonstrated by the Turkish side for a settlement paved the way for a renewed initiative by the former UN Secretary General Mr. Kofi Annan in January 2004 for the resumption of negotiations between the parties on the Island with a view to reaching a comprehensive settlement in this long pending issue.

The UN Comprehensive Settlement Plan (the Annan Plan), which was freely negotiated at every stage by the two sides, constituted a culmination of the UN parameters and represented a carefully balanced compromise.

The Annan Plan was submitted to simultaneous separate referenda in the North and South of Cyprus on April 24, 2004. Turkish Cypriots accepted the Annan Plan with the encouragement of Turkey. However, the Greek Cypriots rejected the Plan with a ‘No’ vote of 76%.

Turkey as a guarantor power has given its full support to the constructive efforts of the Turkish Cypriots in the UN negotiating process for the establishment of a new partnership in Cyprus that will emerge following the comprehensive settlement which will bring peace and stability to the Eastern Mediterranean. The parameters of a settlement have been established throughout decades-long UN negotiations and culminated in the UN Comprehensive Settlement Plan of 2004. These negotiations have provided the necessary material for the achievement of the settlement on which a new state of affairs can be created in Cyprus and guaranteed according to the 1960 Treaties.

On April 18, 2010, Mr. Derviş Eroğlu was elected as the president of the Turkish Republic of Northern Cyprus (the “TRNC”) . President Eroğlu committed to continue the negotiations being conducted by President Talat and Mr. Christofias where they had been left off. President Eroğlu confirmed his stance in his letter to the UN Secretary General (“UNSG”) on April 23, 2010, clarifying once more and in detail that the Turkish Cypriots were in full cooperation with the UN.

The negotiations resumed on May 26, 2010, between the Turkish Cypriots and Greek Cypriots. During the process, the two leaders and the UNSG came together in tripartite meetings on November 18, 2010 in New York, on January 26, 2011 and July 7, 2011 in Geneva, and on October 30-31, 2011 and January 23-24, 2012 in Greentree, New York. During these meetings and going forward, the Turkish Cypriot side maintained their constructive and result-oriented approach.

The international community had high expectations from the tripartite meeting held on January 23-24, 2012 in Greentree. The Turkish side had been hoping that the second Greentree meeting would usher in the high-level meeting with the participation of the two sides and the three guarantors, which would address all remaining issues that couldn’t be agreed upon by the two sides in order to seal the settlement through a grand bargain. Regrettably, this was not achieved at the meeting, despite the sincere efforts of the Turkish Cypriot side and a very important opportunity was missed.

Throughout the period following the second Greentree meeting, the Turkish Cypriot side continued its determined and constructive efforts for the success of the UN process in the coming months, with Turkey’s full support. However, no progress was achieved. The UNSG informed the two leaders on April 21, 2012 that he did not consider the current conditions as being appropriate for convening a high-level meeting. This was especially disappointing for the Turkish Cypriot side, which spared no effort so that this opportunity would not be wasted.

After the Greek Cypriot elections in February 2013, it took almost a year for the new Greek Cypriot leader, Mr. Anastasiades, to sit at the negotiation table. As stated above, back in 2012, the process was halted when the high-level multilateral meeting with the participation of guarantors and subsequently the referenda were about to be held.

A joint statement exercise was actually launched in September 2013 since the Greek Cypriot side did not clarify its position on the convergences achieved in the 2008-2012 process. President Eroğlu had, however, confirmed several times his commitment to the agreed convergences and to all their positions so far tabled in the negotiations.

Almost a year after the election of Mr. Anastasiades and months-long effort to finalize the joint statement to be issued, the two leaders in Cyprus finally met on February 11, 2014 to resume the comprehensive settlement negotiations under the auspices of the UN.

Following the resumption of the comprehensive settlement negotiations, the cross-visits of the Turkish Cypriot Negotiator Mr. Kudret Özersay and Greek Cypriot Negotiator Mr. Andreas Mavroyiannis to Athens and Ankara, respectively, took place on February 27, 2014. These visits were important to manifest the support and commitment of Turkey and Greece as motherlands.

Since the resumption of the negotiations, Turkish Cypriot side had been making great effort to secure the existing convergences and to build upon them. Despite the leaders’ joint statement of February 11th that referred to “structured” negotiations to be carried out in a “results-oriented” manner, focusing on unresolved core issues, the Greek Cypriot side first came with new proposals in a selective manner, disregarding the convergences and tried to encourage the Turkish Cypriots to do the same. This was pushing them into a futile, time-consuming exercise, which meant losing the whole acquis of this process and returning back to 2008.

In their meeting on July 24, 2014, the leaders agreed that both sides had completed the submission of proposals on all issues.

Following the summer break, the leaders met again on September 17 so a basic agreement could be reached to move to the next phase of structured negotiations. The expectation was that the talks would proceed in a results-oriented manner and that following the referenda at the earliest opportunity, a lasting settlement would be achieved.

Instead of concentrating on the negotiation process at this critical juncture, the Greek Cypriot side started a new drilling activity on September 25, 2014 in the so-called license areas, which overlaps with those of the Turkish Cypriots. This was their second drilling after their first attempt in 2011. Despite Turkey’s and the TRNC’s warnings, on September 15, 2011, the Greek Cypriot side began its first offshore drilling activities on September 19, 2011. A continental shelf delimitation agreement was then signed on September 21, 2011 by Prime Minister Erdoğan and TRNC President Eroğlu in the margins of the 66th United Nations General Assembly in New York. Turkey and the Turkish Cypriots view this as a necessary reaction to the Greek Cypriot provocation, although they are in principle opposed to such undertakings before a comprehensive solution. The Greek Cypriots did not accept Mr. Eroğlu’s constructive proposal for a fair sharing of these natural resources put forth on September 24, 2011 or on September 29, 2012. In the absence of cooperation from the Greek Cypriot side, the Government of the TRNC then designated its own license areas around the Island and issued licenses for exploration and exploitation of oil and gas reserves on these areas to the Turkish Petroleum Corporation (TPAO). In the aftermath of the second drilling of the Greek Cypriots in June 2013, they urged once again the Greek Cypriots not to undermine negotiations as well as the rights of the Turkish Cypriots. The Turkish Cypriots made their decision clear to send a seismic research ship and a drilling platform to the area, if the Greek Cypriots did not stop their unilateral activities.

In response to the unilateral activities of the Greek Cypriot side, TRNC also started to conduct seismic research activity in its own license area, which does not overlap with the Greek Cypriots’ drilling activity area.

The NAVTEX massage for the seismic research being conducted by the Barbaros Hayrettin Paşa (“BHP”) ship was issued by Turkey as TRNC is unable to issue any NAVTEX due to the embargos applied by the Greek Cypriots. It should be stressed that Turkey has no claim in the maritime areas in the south of Cyprus, including the area where the Greek Cypriots started drilling activities.

In response to the Turkish Cypriots’ counter-measure, the Greek Cypriot stepped away from the UN negotiations table on October 7th.

The start of offshore drilling activities by the Greek Cypriot side in the Eastern Mediterranean was untimely and had a negative impact in terms of the settlement process. The Turkish Cypriots have equal and inherent rights over the resources of the whole continental shelf of the Island, which is accepted by the international community, and even the Greek Cypriots do not deny this. The two peoples of the Island should jointly decide on how to use the off-shore natural gas and oil resources. The Turkish Cypriots fair sharing proposals of September 24, 2011 and September 29, 2012 are still valid. As set forth with this proposal, Turkish and Greek Cypriots should determine jointly the future course of off-shore oil/gas activities, including revenue sharing.

Turkey considers the natural resources discovered around the Island as an additional encouraging element for a settlement. Reaching a comprehensive settlement in Cyprus will create a positive atmosphere for enhanced cooperation in the Eastern Mediterranean. The settlement will lead to an environment conducive to boosting the economic relations between the two peoples of the Island, Turkey and Greece. Over the last 10 years, the economic gap between the Turkish Cypriots and Greek Cypriots has narrowed considerably. This could eliminate another discouraging factor for the Greek Cypriots compared to the referenda back in 2004.

Water is another area for potential cooperation. Turkey and TRNC are about to complete a pipeline project, which will bring 75 million cubic meters of water from Turkey to Northern Cyprus. This amount can be increased tenfold in the future that would be equal to the double of the water requirement of the entire Island.

Following the Greek Cypriot side’s drilling activities coming to an end at the end of March, Turkish Cypriot side decided to withdraw the ship conducting seismic research from the region. The Turkish Cypriot Presidential elections were held in April 2015 and Mustafa Akıncı was elected as the President of the TRNC. Following the completion of the elections on the Turkish Cypriot side, the comprehensive settlement negotiations resumed on May 15, 2015.

The Turkish Cypriots accepted the UN Comprehensive Settlement Plan in 2004. In that regard, Turkey believes that the UN Security Council should heed the call made by the UNSG in his Report of May 28, 2004, towards putting an end to the isolation of the Turkish Cypriots. In his report, the UNSG noted that there is no Security Council resolution which imposes restrictions on the Turkish Cypriots and also called on members of the Security Council to encourage all Member States to eliminate unnecessary restrictions and barriers that isolate the Turkish Cypriots and impede their development. While the European Council decided on April 26, 2004, to end the isolation of the Turkish Cypriots with no conditions, this decision has not yet been implemented. This situation is discouraging, particularly with respect to the ongoing UN negotiations. In line with the UNSG’s call, Turkey hopes that the international community will call for the isolation to end, thus also contributing to the settlement aim.

IRAQ

Iraq’s recent history is full of wars, military invasions and sanctions which have had regional and global repercussions. The continuing violence and civil unrest in Iraq has negatively impacted its neighboring countries, including Turkey, which have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures.

Turkey has strongly supported Iraq’s stability, political unity and territorial integrity and made great efforts in helping Iraq to become a democratic, stable and prosperous country at peace with its own people and its neighbors. Turkey also attaches utmost importance to embracing all segments of the Iraqi society and reaching out to every part of Iraq. To this end, Turkey launched in 2003 “Iraq’s Neighboring Countries Process”, a regional initiative that played an important role in coordinating stabilization efforts of Iraq’s neighbors as well as various other countries and international organizations until 2008.

Turkey has also actively supported national reconciliation efforts in Iraq. Through reaching out to all segments of the Iraqi society and preserving its impartial stance towards all Iraqi political groups, Turkey encouraged national reconciliation through dialogue and contributed to the successful conclusion of the government formation processes after the general elections in March 2010 and April 2014.

Turkey also works towards integrating Iraq into the global economy and international energy markets. With this understanding, Turkey co-sponsored the UN Security Council resolutions 1956, 1957 and 1958 concerning the termination of UN-supervised arrangements for the Development Fund for Iraq and the residual activities of the Oil-for-Food Program as well as the lifting sanctions towards Iraq which were adopted at the Security Council High-Level Event on December 15, 2010.

Turkey’s relations with Iraq have been steadily developing in many fields. The Turkey-Iraq High Level Strategic Cooperation Council, established in 2008, provides the necessary legal framework to further increase bilateral cooperation between the two countries in a more structured fashion. The purpose of this High Level Strategic Cooperation Council (“HLSCC”) is to achieve full economic integration between the two countries through joint projects in areas such as trade, energy, agriculture, security, health and water.

The first ministerial meeting of the HLSCC was held in Istanbul on September 17-18, 2009, which was followed by Prime Minister Erdoğan’s visit to Baghdad in October 2009 to co-chair the first meeting of the Council. The High Level Strategic Cooperation Council presents a unique model of cooperation for promoting economic prosperity and integration in Turkey’s region.

Energy cooperation is an important aspect of bilateral relations. In cooperation with the Iraqi Government, Turkey wishes to export a significant part of Iraq’s oil and gas reserves to international markets through its territory. Turkey also promotes the swift adoption of the hydrocarbon and revenue sharing legislations by the Iraqi Parliament.

Turkey is expanding its consular presence in Iraq in line with its efforts to strengthen bilateral relations in all fields. In addition to the opening of its Mosul Consulate General in 2007, Turkey has also opened Consulates General in Basra and in Erbil in 2009 and 2010, respectively. Turkey is considering further expanding its Consular network in Iraq in the coming years.

Turkey’s main export items to Iraq are food products and beverages, basic metals, furniture, metal products, agriculture, electrical machinery, wearing apparel, rubber and plastic, and machinery and equipment products. There was a substantial increase in nearly all export items to Iraq between 2010-2014 period.

Turkey managed to diversify both its export markets and export products by implementing effective strategies in foreign trade. Export diversification to the MENA region allowed Turkish exports to grow despite weak demand in the EU, Turkey’s major trade partner, after the global financial crisis. Moreover, since 2010, export to Iraq increased mainly due to the recovery in the economic activity and political stability in the region. Turkish organizations and businesspersons increased operations in this region to take advantage of its geographic proximity to Turkey.

The major industries of Turkish companies operating in Iraq are finance, construction, logistics, and wholesale & retail trade.

By the end of 2014, the amount of Turkish exports to Iraq had reached nearly U.S.$11 billion, in comparison to U.S.$6 billion in 2010. Turkish companies also play a crucial role in Iraq’s reconstruction and development. As of 2014, a total of 1,600 Turkish companies operate in Iraq and their total undertakings reached U.S.$2.2 billion.

In recent years Turkey has also significantly improved its relations with the Kurdish Regional Government (KRG) in Iraq. Turkish businessmen, contractors and workers have made crucial contributions to the prosperity and welfare in northern Iraq. In addition to the opening of Consulate General in Erbil, in 2010, frequent high-level visits have been carried out between Turkey and the KRG. Another important factor in Turkish-Iraqi relations is the presence of the PKK, a terrorist organization in northern Iraq. Turkey believes that the PKK constitutes a threat not only to Turkey and its people but also to the security and stability of Iraq, as well as the region at large. In this regard, having initiated a process to terminate the terrorist activities of the PKK, Turkey, seeks more resolute support and enhanced cooperation from the Iraqi authorities in removing the presence of this terrorist organization in northern Iraq. Turkey expects the Iraqi authorities, including the KRG, to take decisive and result-oriented measures to stop the activities of the PKK on Iraqi territory.

In December 2011 the United States forces completed their withdrawal from Iraq. Almost simultaneously, the country fell into a political crisis which has not yet subsided. The security situation remains fragile. Lack of trust among the government partners, sectarian politics in general and the isolation of Sunnis and Kurds in particular, spillover effects of the Syrian crisis and, most importantly, the reluctance to address power and revenue sharing concerns seem to lie at the heart of the present political deadlock in Iraq.

The overall security situation has severely deteriorated since December 2013. Attacks by DAESH (a synonym for the Islamic State terrorist group) have resulted in loss of at least 1/3 of Iraq’s territory. As a result, the number of internally displaced persons continued to increase and reached 2 million by the end of 2014.

Throughout 2013 and most of 2014, due to dysfunctional government and lack of inclusive policies, public support to government has plunged, sectarian and ethnic based tensions have soared. Under these difficult circumstances, Iraqi Parliamentary elections were held in April 2014 and a new government was formed in September 2014. The initial inclusive approach adopted by this government was reciprocated by the full support of the international community. Political, military, humanitarian and financial support extended to Iraq was a response to the positive attitude of Iraqi politicians in promising to endorse inclusive policies and uphold representativeness in governance. Turkey has also followed suit and offered assistance through communicating its political will to further strengthen relations. Turkey has offered military assistance to Iraqi Government in fighting against DAESH, while expeditiously dispatching humanitarian assistance to those in need. Establishment of three IDP camps in the north of Iraq for approximately 40,000 people is part of this assistance initiative.

On the political spectrum, Turkey and Iraq held several high level bilateral exchanges, especially following the formation of the new government in 2014. By the end of 2014, a second HLSCC meeting was held in Turkey under the auspices of the two Prime Ministers with the attendance of relevant Ministers, as well as businessmen.

Turkey hopes that the Iraqi leaders will resolve the outstanding political issues through democratic and constitutional means, to ensure equitable power and revenue sharing, while embracing all segments of the Iraqi society without ethnic or religious discrimination.

IRAN

Iran is Turkey’s neighbor, located at the confluence of the Middle East, South Asia and the Caucasus. Developments with regard to Iran are of direct consequence to Turkey. Turkey has continually sought to engage Iran in helping stabilize this volatile region. Therefore, Turkey’s relationship with Iran is an asset not only for Turkey but also for the wider international community.

Given the already volatile and unstable situation in this region, Turkey believes that only negotiated and cooperative solutions can provide lasting arrangements for issues that are of regional and global concern. Turkey, therefore, actively supports the resolution of the Iranian nuclear issue through dialogue and diplomacy. With this understanding, Turkey believes that reaching a comprehensive and lasting agreement between Iran and P5+1 will positively contribute to stability in the region.

Iran is an important trading partner of Turkey. In 2012, the volume of trade between Turkey and Iran reached the record level of U.S.$21 billion. Since then, the trade volume decreased significantly. In January-November 2015 period, total imports from Iran decreased by 38% compared to the previous year, mainly due to lower energy costs, while exports to Iran declined only by 3.5%. In the last 6 years, the major products exported to Iran are natural or cultured pearls, precious metals and jewelry products, machinery and mechanical appliances, plastics and articles, wood and articles of wood, electrical machinery and equipment and parts, and tobacco products. Major products imported from Iran are mineral fuels and mineral oils, plastics and articles thereof, copper and articles thereof, organic chemicals, and fertilizers. In 2012, when the total trade reached its record level, the main product exported was gold and the main product imported was energy. Natural or cultured pearls, precious or semi-precious stones, precious metals, metals clad with precious metal and articles thereof, imitation jewelry, coin accounted for 65.9% of total exports in 2012. Mineral fuels, mineral oils and products of their distillation, bituminous substances, and mineral waxes accounted for 89.4% of total imports in 2012.

The tourism sector constitutes the main part of Turkey’s service trade, as well as trade in goods. The number of Iranian tourists visiting Turkey has increased rapidly in the last decade and reached its peak level of 1.9 million in 2010. From January-November 2015, the number of tourists from Iran was approximately 1.6 million, which accounted for a 4.6% share of the total number of tourists visiting Turkey during that same time period.

Given that Turkish and Iranian economies complement each other, bilateral relations between Turkey and Iran, particularly in trade and energy, will accelerate rapidly once the sanctions against Iran are lifted. Preferential Trade Agreement (PTA) between Turkey and Iran, which came into effect in 2015, will also be instrumental in increasing bilateral trade.

NON-PROLIFERATION AND DISARMAMENT

Turkey’s security policies exclude the production and use of all kinds of weapons of mass destruction (“WMD”). Party to all international non-proliferation instruments and export control regimes, Turkey supports the universal use of such measures, as well as effective implementation in good faith and consistency. With a view to fulfilling the provisions of these instruments and arrangements, Turkey has an enhanced system of export controls systems in line with the standards of the European Union.

Turkey pursues a comprehensive and integrated policy in its region. Due to its proximity to areas of internal and regional strife, Turkey also closely monitors developments in its region and takes part in collective efforts aimed at containing and reversing alarming trends. In this respect, Turkey supports all efforts towards the establishment of an effectively verifiable zone free of WMD and their means of delivery in the Middle East, as an important confidence building measure that would contribute to the peace, security and stability in the region.

MIDDLE EAST AND NORTHERN AFRICA

During 2010, several high level bilateral visits took place between Turkey and Syria. The Syrian President paid two visits to Turkey on May 8-9 and on June 7. Prime Minister Erdoğan visited Syria on October 11, 2010. A Quadripartite High Level Strategic Cooperation Council (“QHLSCC”) was also established among Turkey, Syria, Jordan and Lebanon in Istanbul in June 2010 with a view to creating a zone of free movement of goods and easing travel among its citizens to these areas.

A second Ministerial Meeting of the QHLSCC was held in Lattakia in October 2010 with the participation of 12 Ministers from the Turkish Cabinet. The Ministers assessed the ratification processes and the implementation of the agreements which were previously signed. Another meeting of QHLSCC at the Prime Ministers level took place in Ankara at the end of the year. Eleven new documents were signed and consensus was reached on various joint investment projects. During this period, Turkey urged the Syrian Administration to engage in reforms which would meet the needs of the Syrian people.

Turkey has invested substantial resources, politically, economically and otherwise, in its relations with Syria in the last ten years., prior to the conflict that began in March 2011, following the start of mass protests. The thriving relations between Turkey and Syria had contributed positively to bilateral trade, investment and tourism until the conflict erupted.

In March 2011, the Syrian people staged peaceful demonstrations, demanding democracy, freedom, human rights and the rule of law. However, the regime responded to these demonstrations with force and gradually started to use lethal force, killing many demonstrators. In the weeks and months that followed the initial protests, the regime continued its policy to suppress peaceful protests by using heavy weapons, tanks, fighter aircraft and ballistic missiles.

In view of these developments, on November 30, 2011, the Minister of Foreign Affairs Ahmet Davutoğlu announced measures vis-à-vis the Syrian Administration, in close consultation with the Arab League, in an effort to curtail the capacity of the Syrian administration to commit acts of violence against its citizens. The measures adopted include, among others, (i) suspending the High Level Strategic Cooperation Council mechanism until a democratic administration comes to power, (ii) imposing travel ban and asset-freeze measures against some members of the Syrian leadership who have been reportedly involved in incidents where excessive violence and illegal methods were used against civilians, (iii) freezing the financial assets of the Syrian Government in Turkey, (iv) ceasing transactions with the Syrian Central Bank. On May 30, 2012, after the violence committed by the Syrian security forces in the town of Houla, pursuant to Article 9 of the Vienna Convention on Diplomatic Relations, Turkey, as the host country, requested that the Syrian Chargé d’Affaires in Ankara and all other diplomatic personnel of the Embassy to leave the country, (v) terminating oil exports from Syria, and (vi) freezing credit relations with the Syrian government.

The situation in Syria progressively deteriorated in 2013 and 2014. By the end of 2014, the number of Syrians who sought refuge in neighboring countries surpassed 3 million. The death toll reached 245,000. The number of those in need of assistance inside Syria rose to 10.8 million. Over the course of 2014, the regime continued its indiscriminate attacks against innocent civilians and further escalated its campaign of violence through the continued use of heavy bombardment (ballistic missiles, barrel bombs) as well as chemical weapons.

On December 4, 2012, NATO approved the augmentation of Turkey’s air defense capabilities. In this context, United States, German, Dutch and Spanish Patriot batteries have been deployed in Turkey in various periods since 2013.

On March 23, 2014, a Turkish fighter jet shot down a Syrian jet and lastly on May 16, 2015 a Turkish fighter jet shot down a Syrian aerial vehicle for violating Turkish air space in accordance with its rules of engagement and determination to protect its borders.

In line with its humanitarian approach, Turkey continues to pursue its open-door policy without any discrimination. The number of Syrians under temporary protection in Turkey has exceeded 2 million, of whom 260,000 are accommodated in 25 temporary protection centers as of August 2015. The Turkish Government has spent more than U.S.$ 6 billion for Syrians in Turkey, whereas the total contributions we received bilaterally and multilaterally from the international community so far have been limited to U.S.$ 417 million.

As a response to the shattering infrastructure and lack of services within Syria, Turkey mobilized its own resources to address and alleviate the suffering of the Syrian people through on-the-ground humanitarian assistance in conformity with international legitimacy and humanitarian principles. The total value of the aid channeled to Syria through zero point operations was in the range of U.S.$330 million. Since July 2014, Turkey has also been cooperating closely with the UN to enable UN cross-border humanitarian operations into northern Syria within the framework of UN Security Council Resolution 2165.

The regime’s aggression, as well as the growing presence of extremist and terror elements (supported by the regime, particularly in, but not exclusive to, the northern parts of Syria) constitute a deep and increasing concern for Turkey’s national security. This threat became more acute and manifold with the emergence of DAESH in Syria in the beginning of 2014. DAESH terrorism quickly became a threat to regional security as well has had a direct impact on Turkey’s national security.

The latest terrorist attack in Suruç on July 20, 2015 and DAESH’s targeting Turkey’s military border post directly on July 23, 2015, compelled Turkey to initiate necessary and proportionate military actions against this terrorist organization in Syria. On July 24, 2015, Turkish Air Force hit certain DAESH targets in Syria, based on Turkey’s right of self-defense in accordance with Article 51 of the UN Charter.

As a member of the International Coalition, Turkey contributes to the Coalition’s efforts in Syria and Iraq through the use of its own national assets and capabilities. Additionally, Turkey and the United States decided to deepen their cooperation in the fight against DAESH terrorism in July 2015. This understanding was confirmed between the two countries at the highest level on July 22, 2015 (Telephone conversation between Presidents Erdoğan and Obama).

Turkey continues its efforts in cooperation with its regional and international partners in order to bring an immediate end to the violence in Syria and to initiate a political transition process in line with the legitimate demands of the Syrian people. Turkey remains fully committed to a political solution in Syria and will continue to support all efforts for a genuine political transition based on the principles of the Geneva Communique.

In view of the fundamental changes taking place in the Middle East and North Africa in the recent period, finding a just, lasting and comprehensive settlement to the Israeli-Palestinian conflict has become all the more important and urgent. Turkey supports all efforts for the resumption of the direct negotiations for the resolution of the Israeli-Palestinian conflict, through a two-state solution based on pre-1967 borders that would lead to the establishment of an independent, sovereign and viable Palestinian State with East Jerusalem as its capital, to live in peace and security with the State of Israel.

Turkey was deeply disappointed by the failure of the bilateral peace talks between the parties under the auspices of the United States in April 2014. Turkey made significant contributions to the mediation efforts to establish a ceasefire, which was reached on August 26, 2014. On the other hand, Turkey has repeatedly condemned the Israeli illegal settlement activities, which have been carried out even in the delicate periods of the negotiations process, and which undermine the basis for just, lasting and comprehensive peace. Thus, Turkey continues to oppose ever expanding settlement activities of Israel in the occupied Palestinian territories, as the settlements endanger the vision of a two-state solution.

In light of Israel’s intransigence in the peace process and the fact that meaningful negotiations can take place only on an equal footing, Turkey supports the Palestinian initiative to achieve full international recognition. Turkey also actively contributed to the Palestinian bid for a “non-member observer state” status which was granted by the support of an overwhelming majority of the member states at the UN General Assembly on November 29, 2012. Turkey also welcomes the recent steps in Europe towards the recognition of Palestine as a state.

Turkey sees the Palestinian unity as imperative for a sustainable settlement of the conflict. With this understanding, it supports the Palestinian reconciliation with the view that the establishment of an inclusive Palestinian Government is essential for putting the peace process on a credible ground and for the realization of the two-state vision. Turkey welcomed the establishment of the National Unity Government on June 2, 2014 and it actively encourages the parties to strengthen the Unity Government.

Turkey has maintained its bilateral program of assistance and its contribution to the international efforts aimed at improving the economic and humanitarian situation in Palestine. It carries out projects in the Palestinian territory through the Turkish Cooperation and Coordination Agency (“TIKA”), Prime Ministry Disaster and Emergency Management Authority (“AFAD”), and Turkish Red Crescent, in areas such as health, education, technical assistance, protection of cultural heritage, and water supply. Moreover, Turkey pledged U.S.$200 million in the period of 2015-2017 at the Donors Conference in Cairo, which took place on October 12, 2014 for the reconstruction of, and the humanitarian aid to Gaza. At the end of 2014, Turkey’s assistance (developmental and humanitarian alike) to Palestine has reached U.S.$369 million. Turkey continues its participation in the Temporary International Presence in Hebron (“TIPH”) as well as in the UNIFIL.

On May 31, 2010, the Israeli armed forces intercepted a civilian aid flotilla in international waters that had embarked from Turkish ports and was bound for Gaza. The Israeli armed forces boarded the boats comprising the flotilla and 10 Turkish civilians were killed. As a result, Turkey downgraded its diplomatic representation in Israel to the level of second secretary, requested that Israel’s ambassador leave Turkey and suspended all military agreements with Israel. On March 22, 2013, Israel formally apologized to Turkey for the 2010 raid, and Prime Minister Netanyahu pledged to pay compensation to the victims’ families and to continue to ease restrictions on the movement of civilian goods into Gaza, according to a statement released by Prime Minister Netanyahu’s office. This development is seen as a first step to normalize ties between the two countries. The technical level talks on compensation to victims’ families are completed and the parties are at the final stage of the settlement process.

Bilateral economic and trade relations continue and the Free Trade Agreement, signed in 1997, remains in place. Bilateral trade has risen steadily reaching U.S.$5.4 billion in 2014.

Turkey has constantly supported democratic aspirations which have arisen in the Middle East and North Africa. It encouraged the governments to engage in political and economic reforms with a view to addressing the legitimate demands of their peoples. It also offered support in this regard. Turkey, however, strongly rejects and condemns the brutal suppression of the peaceful popular movements as well as military coups against democratically elected governments that have occurred in some countries.

As a country which ignited the first spark of the Arab Spring, Tunisia accomplished important steps in its transition process. After the adoption of the new Constitution and the formation of the new government, Tunisia can now contemplate a new period based on pluralism and democracy. On the other hand, economic and security-related challenges still remain to be addressed. Particularly, increasing terrorist activity has posed a significant threat, which has broader implications for Tunisia’s democratic consolidation efforts and economic well-being. With this understanding, Turkey continues to provide technical and financial support to Tunisia to ensure lasting stability, democracy and welfare in the country. High Level Strategic Cooperation Council mechanism, established in 2013 among Turkey and Tunisia, has given a fresh impetus to the bilateral relations of the two nations. The first meeting of the Council was held on June 6, 2013 in Tunis. The two countries are working on joint projects that will enable Turkey to share its experience and expertise in the fields of economic development, defense, security, poverty reduction and technical training.

In order to facilitate the transition process, Turkey has extended financial assistance to Tunisia. Turkey provided a financial package worth U.S.$500 million (U.S.$50 million grant, U.S.$200 million loan, U.S.$200 million Eximbank loan and remaining U.S.$50 million grant to finance TICA projects in Tunisia) to Tunisia.

The fact that Libya needs to re-build most of its institutions in the post-Qaddafi period still remains an arduous challenge. Turkey has extended full support to Libya from the outset of the February 17th revolution. In line with the urgent priorities of Libya, Turkey has contributed to capacity building efforts in the field of security. Turkish institutions have offered training programs in different fields (to military cadets, police officers and border guards). However, clashes that have erupted in May 2014 affected different parts of the country and resulted in a recurring spiral of violence. Continued armed clashes have added fuel to legitimacy claims among rival political factions, mainly in Tripoli and Tobruk. Given the increasing presence of terrorist groups in the country, the need for finding an urgent and viable political solution in Libya has become a priority issue for the international community as well. In this regard, UN-facilitated political dialogue aimed at forming a Government of National Accord offers a valuable opportunity for the Libyans. Turkey supports this Libyan-led and owned process and stands ready to contribute to the effective implementation of a prospective deal.

Turkey has supported the democratic transition in Egypt from the outset. Democratization of Egyptian politics is of particular importance, as this country occupies a central role in the Arab and Muslim world. With this understanding, as was the case in the immediate post-Mubarak era, Turkey has been calling for a swift return to democracy since the military coup of July 2013. Turkey advocates the view that the long term stability, security and economic development of Egypt would only be attained through the establishment of a democratic political system which is based on the free will of the Egyptian people. Therefore, Turkey rejects the toppling of the democratically elected government through undemocratic ways, alienation of certain segments of society, as well as violence and disproportionate use of force against civilians.

Yemen faces severe political, economic, humanitarian and security problems. These challenges require a resolute and unified stance from the international community, particularly the UN. Turkey believes that a lasting settlement in Yemen could be possible only through peaceful political dialogue and reconciliation, based on the parameters set by the Gulf Cooperation Council Initiative, the National Dialogue Conference outcomes and the UN Security Council Resolution 2216. With this understanding, Turkey supports international efforts to find a political solution in Yemen.

Turkey has been supportive of constitutional legitimacy in Yemen represented by President Abd Rabbu Mansour Hadi. To assist economic development in Yemen, Turkey pledged U.S.$100 million to Yemen in 2012. This amount has been allocated for specific capacity-building projects. As the conditions on the ground allow, these projects will be put into implementation, following the signing of the draft Grant Agreement. Turkey also extends humanitarian assistance to Yemen. Turkey has delivered humanitarian aid both in Yemen and in Djibouti.

GULF COOPERATION COUNCIL

Turkey has strong political, economic, commercial and cultural ties with the Gulf countries, based on deep-rooted common history, common values and interests. Turkey views its relations with the Gulf countries from a strategic perspective and wishes to further develop its relations with the Gulf Cooperation Council (“GCC”). To this end, there is common will and mutual understanding between Turkey and the GCC. In 2008, the Turkey-GCC High Level Strategic Dialogue Mechanism was established. Within this Mechanism, four meetings have been held thus far at Foreign Ministers level.

Moreover, the bilateral relations between Turkey and the Gulf countries have been steadily developing. High level bilateral visits are frequently held between Turkey and the Gulf countries and several agreements have been signed, which continue to contribute to the expansion of relations in all fields between Turkey and the GCC countries.

TAF

Turkey and the League of Arab States (the Arab League) concluded an agreement in 2007 whereby they established the Turkish-Arab Cooperation Forum (“TAF”). The Forum identified the followings as the primary fields of cooperation: (i) political and security cooperation (ii) economy, (iii) culture, (iv) social development and (v) matters relating to the alliance of civilizations. Alongside officials in charge of economic affairs, TAF also envisages platforms for political cooperation, such as the meetings of Foreign Ministers and parliamentarians. The Fifth Meeting of the Turkish-Arab Cooperation Forum at the level of Ministers of Foreign Affairs was held in Istanbul on December 1, 2012. The first meeting of the Economy, Trade and Investment Ministers was held in Mersin, Turkey, on September 25, 2013. The second meeting was held in Kuwait on April 20, 2015. Moreover, the Turkish-Arab Economic Forum, organized since 2005, brings together representatives of the private sector. The 10th Meeting of Turkish-Arab Economic Forum was held on April 1-2, 2015 in Istanbul.

Turkish Minister of Finance Mehmet Şimşek participated in the conference titled “Over the Horizon: A New Levant” which was held in Beirut on June 12, 2014. The conference was organized by the Levant Business Union, which was established in 2011 with the active involvement of Turkey and the World Bank.

RUSSIA

Bilateral relations between Turkey and Russia have been steadily developing in various areas over the recent years. While the view of the two nations differ on a number of international issues, in particular, with respect to Crimea, the Ukraine crisis and Syria, the two countries keep their channels of dialogue open.

Taking into account the development of ties in different spheres, Turkey and Russia founded the High Level Cooperation Council (HLCC) in May 2010.

This HLCC holds annual meetings co-chaired by the Presidents and attended by ministers and heads of major agencies from both countries. It sets the general framework and direction of bilateral relations. The last HLCC meeting was held in Ankara in December 2014.

The HLCC has three organs; the Joint Strategic Planning Group, which deals with cooperation on international matters, the Joint Economic Commission, which reviews economic relations, and the Civic Forum, aimed at strengthening public-to-public interaction. Economic and commercial relations between Turkey and Russia have been developing since the early 2000s. Bilateral trade has reached over U.S.$30 billion since 2008, comprising mostly Turkey’s energy imports from Russia.

Reciprocal investments have also exceeded U.S.$10 billion each, as of 2014, excluding the multi-billion dollar Akkuyu nuclear power plant project being built in Turkey.

Tourism constitutes an important aspect of Turkish-Russian bilateral relations. Every year, over 4 million Russian tourists visit Turkey. Yet another field of economic cooperation is the construction sector. Turkish construction companies have completed various projects in Russia, the total value of which has reached U.S.$ 56 billion as of the end of 2014.

Turkey wishes to use the opportunities presented by Turkey-Russia ties to bring welfare and prosperity to its region. While not implementing sanctions against Russia, Turkey uses the frank dialogue between the two countries to share its bilateral and international concerns with Russia at all levels.

On December 1, 2013, Turkey joined the “G-20 Troika” along with Australia and Russia. The “G-20 Troika” is a three-member committee made up of the past, current and future host countries of the G-20, which supports the G20 presidency. Turkey has taken over the G20 presidency on December 1, 2014 and will remain a member of the “G-20 Troika” until the end of 2016.

SOUTH CAUCASUS

The South Caucasus occupies one of the unique places in Turkey’s quest for peace, security and prosperity in its neighborhood and beyond. Turkey’s approach to the South Caucasus is shaped by its desire to establish a climate conducive to comprehensive peace and cooperation among all states of the region.

The region is home to three of the four protracted conflicts of the OSCE area, namely that of Abkhazia, South Ossetia and Nagorno-Karabakh (“NK”). The protracted conflicts are permanently a destabilizing factor and threat to the security of this crucial region. These conflicts have also prevented the region from realizing its full cooperation potential, which in turn, adversely affects regional wealth and prosperity. In this regard, Turkey is engaged in significant diplomatic efforts for strengthening peace and stability in the South Caucasus region.

The NK conflict constitutes a major impediment to the establishment of peace, stability and prosperity and it also prevents the emergence of a cooperative atmosphere in the South Caucasus. With this in mind, Turkey, as a member of the OSCE Minsk Group, continues to support the efforts towards the peaceful settlement of the NK conflict. Turkey is also working on confidence building measures including ones in the transport sector with a view to creating peace, stability and prosperity atmosphere in the region.

The process that Turkey has initiated with Armenia for the normalization of its relations should also be regarded as the reflection of this interest. The signing of the protocols on October 10, 2009 in Zurich was a major achievement in the direction of building a comprehensive and sustainable peace in the South Caucasus. Turkey keeps its adherence to the protocols and remains committed to the normalization process. However, Armenia does not display a similar approach as shown by its latest move of recalling the Protocols from the Armenian Parliament.

Turkey enjoys excellent neighborly relations with Azerbaijan and Georgia. The three countries are engaged in substantial regional cooperation projects such as the Baku–Tbilisi–Ceyhan (“BTC”) oil pipeline (operational since 2006), Baku–Tbilisi–Erzurum (“BTE”) gas pipeline (operational since 2007) and Baku–Tbilisi–Kars (“BTK”) railway project and the TANAP project.

CENTRAL ASIA

Central Asia constitutes a strategic aspect of Turkey’s multi-dimensional foreign policy. Turkey shares common historical, linguistic and cultural ties with the Central Asian Republics (“CARs”).

Today, Turkey’s cooperation with CARs has reached a strategic partnership level in many fields. Since 1991, Turkey’s desire for a stable, independent and prosperous Central Asia has guided policy priorities in the region towards building free market economies and functioning democracies. Turkey believes that a secure and democratic Central Asia will be in the interest of the region as well as the whole world.

Turkey has High Level Strategic Cooperation Council mechanisms with Kyrgyzstan and Kazakhstan, as well as strategic cooperation with Turkmenistan in areas ranging from energy to trade. Turkey’s economic and trade relations with CARs have reached a new horizon with each of them, by being either their major or one of their leading trade partners. Turkey’s trade volume with the countries of the region reached U.S.$8.5 billion at the end of 2014. In addition, Turkish construction companies have completed around U.S.$67 billion worth of projects in the region. Turkish direct investments in the region amounted to U.S.$4.5 billion as of the end of 2014. More than 2,000 Turkish companies are operating in the region. Moreover, the total amount of loans given to the countries in the region through Eximbank is around U.S.$2 billion. Turkey has also provided the region with a substantial amount of development assistance, worth approximately U.S.$1.9 billion in the last 10 years.

Turkey spearheaded the process of The Summits of Turkic Speaking Countries, which has been held since 1992, with a view to increasing solidarity and cooperation among the CARs. This process gained an institutional structure through the Establishment of the Cooperation Council of Turkic Speaking States in 2010. The Council has been conducting various projects, ranging from education to transportation. The Secretariat of the Council is located in İstanbul Furthermore, the International Turkic Academy and Turkish Culture and Heritage Fund have been established in Astana and Baku, respectively, within the framework of the Council.

Given the critical geopolitical location and proximity to Afghanistan, countries in the region may face financial and security challenges. Turkey is closely working with these countries to assist them in their effort to strengthen their security environment.

Turkey encourages steps taken in the fields of democracy, rule of law and human rights in the Central Asian countries and believes that such steps will contribute to their stability, security and integration with the international community.

AFGHANISTAN

Turkey has traditional ties of close friendship with Afghanistan and upholds the sovereignty, independence, territorial integrity and national unity of the country. In this regard, Turkey cultivates bilateral ties with Afghanistan in every field and actively contributes to international efforts to establish lasting stability and security and ensure sustainable development in the country. Turkey has supported the International Security and Assistance Force (“ISAF”) Operation, aiming at providing security and stability to Afghanistan from 2001 until its termination on December 31, 2014. Turkey twice assumed the ISAF Command and the Central (Kabul) Regional Command.

Following the completion of the ISAF Operation, the Resolute Support Mission (RSM) was launched by NATO on January 1, 2015. Turkey continues as a “framework nation” (a term used by NATO to define a nation accepting the primary responsibility for completing the tasks assigned to a multi-national headquarters groups and/or units) in the Kabul region and assumed the responsibility of the Kabul International Airport in the RSM as of January 1, 2015. Former Turkish Ambassador to Kabul currently serves as the Senior Civilian Representative of NATO in Afghanistan. Furthermore the Turkish Embassy in Kabul carries out the role of NATO Contact Point for the 2015-2016 period.

As a continuation of its historical solidarity, Turkey’s assistance to the Afghan people is the most comprehensive development aid program directed to another country throughout its history. Within this aid program, Turkey has completed 806 projects in all provinces of Afghanistan since 2001, worth more than U.S.$300 million. Turkey also committed U.S.$1 million at the Tokyo Conference in 2004, U.S.$100 million at the London Conference in 2006 and U.S.$100 million at the Paris Conference in 2008, to the development of Afghanistan. These contributions were used to fund various development projects. At the Tokyo Conference in 2012, Turkey pledged U.S.$150 million to the development efforts in Afghanistan for the 2015-2017 period. This pledge was reiterated during the London Conference in 2014. Turkey also confirmed its pledge of U.S.$60 million to the Afghan National Defense and Security Forces for the 2015-2017 period. Turkey is the seventh biggest contributor of financial aid of all its NATO allies, in terms of the amount of its financial commitments in Afghanistan.

As a part of its capacity building assistance in the field of security in Afghanistan, Turkey organizes comprehensive training programs for the Afghan National Army (“ANA”) and Afghan National Police (“ANP”). Turkish Armed Forces have trained some 17,500 ANA members since 2001. Nearly 3,250 ANA members were trained in Turkey. The Security General Directorate organized 82 different training programs between 2001 and 2004 and a total of 1,234 Afghan police cadets were trained. Since 2011, 1,956 Afghan police cadets were trained in 4 terms of a six-month program. Likewise, a total of 494 Afghan women police cadets were trained since 2011.

The largest part of Turkey’s development assistance is dedicated to education in Afghanistan. Turkey has built 85 schools in Afghanistan and more than 700,000 Afghan citizens have been served by the schools built by Turkey so far. Health is the second largest field of Turkey’s development assistance to Afghanistan. A total of 214 projects were completed in this field. 17 hospitals or clinics were built or repaired. Two hospitals and two clinics have been operated by Turkey (TIKA) for five years. Thus far, some 3.5 million Afghans have been served by hospitals, clinics and mobile health clinics operated by Turkey. Transport and storage services is another field supported by development assistance funds. 20 projects were completed in the areas of road and bridge construction and restoration , amounting to U.S.$42.5 million.

Agriculture (pest control, water control and training in other agricultural issues), forestry, fishery, infrastructure and water purification (more than 500,000 Afghans have access to potable water through 168 water wells, which were dug by Turkey) and civil aviation are the other fields supported by Turkey’s development assistance funds. Turkey also contributes to Afghanistan in the field of civil capacity building, particularly administrative infrastructure and governance. 43 projects were completed in the field of culture and social peace, amounting to U.S.$6.7 million.

Encouraging regional cooperation not only constitutes a significant aspect of Turkey’s overall vision for South Asia, but it is also one of the pillars of its comprehensive strategy towards Afghanistan. With this understanding, Turkey actively participates in international efforts and mechanisms with respect to Afghanistan. As a part of these efforts, it hosted several international meetings in support of regional and international cooperation between 2007 and 2014, including eight Afghanistan-Pakistan-Turkey Trilateral Summit meetings.

The Trilateral Summit Process, launched at Turkey’s initiative in 2007, has evolved in time into a solid platform for multidimensional cooperation among Turkey, Pakistan and Afghanistan. The process has three dimensions: political dialogue, security cooperation and development partnership. It allows for the development of multidimensional cooperation in areas such as economy, development, security, education and training, while enabling enhanced contacts across a wide spectrum, including among parliamentarians, businessmen and members of the media. The Eighth Summit was held in Ankara in February 2014. Turkey also continues to encourage regional cooperation through the Heart of Asia-Istanbul Process. This Process, which was initiated by Turkey and Afghanistan at the Istanbul Conference for Afghanistan on November 2, 2011, serves as a regional cooperation platform with Afghanistan at its center, engaging regional countries in political dialogue and practical cooperation through the implementation of confidence building measures (“CBMs”)., Counterterrorism, Counternarcotics, Disaster Management, Trade, Commercial and Investment Opportunities, Regional Infrastructure, Education). It also seeks to create synergies among other regional organizations. The spirit of regional ownership and the support of the international community have made it possible for this Afghan-led process to make significant headway. Turkey takes part in the implementation of all CBMs and leads the Counter Terrorism CBM together with Afghanistan and the United Arab Emirates. The fourth Ministerial Conference of the Process was held in Beijing, on October 31, 2014.

Overall, these initiatives aim at creating a climate of confidence and increasing cooperation among countries of the region which face common challenges.

ASIA-PACIFIC

Turkey follows developments taking place in the wider Asia-Pacific region with keen interest as a country located at the center of the Afro-Eurasian geopolitical plane. Its unique place presents it with opportunities to engage with a wide a range of culturally diverse countries along the ancient Silk Road.

In line with its multi-dimensional foreign policy and in view of the growing economic and political significance of the Asia-Pacific, Turkey has adopted policies geared towards a more constructive relationship with the region, broadly referred to as “opening-up to the Asia-Pacific region,” which have gained considerable pace and depth in recent years. The main elements of the policy include, fostering economic and trade relations, enhancing political dialogue, establishing necessary legal frameworks and strengthening cultural ties.

Over the last decade, high-level bilateral visits as well as bilateral trade and investments between Turkey and the regional countries intensified. Turkish Airlines fly to more destinations with an increasing number of flights per week. Turkish Cooperation and Coordination Agency (“TIKA”) has increased the number of its development projects, especially with regard to the Pacific Island countries. Cultural exchanges have grown through mutual culture years and Turkish scholarships provided to the regional countries.

Bilateral relations with the G-20 members of the region, namely Australia, China, Indonesia, Japan and the Republic of Korea remain strong both economically and politically. Between 2010 and 2014, Turkey successfully elevated its relations with six countries in the region to the level of strategic partnership: China, Japan, Indonesia, Korea, Malaysia and Singapore.

Turkey enjoys amicable relations with the members of the Association of Southeast Asian Nations (“ASEAN”), which constitute the world’s third largest population (620 million) along with 4.46 million kilometer squares of surface area and a GDP of U.S.$2.3 trillion at the center of the Asia-Pacific region. Turkey continues to expand its diplomatic network in the region by opening new Embassies, most recently, in Nay Pyi Taw, Phnom Penh, Bandar Seri Begawan, which will be followed by new missions in Laos and in a number of Pacific Island states.

Economic relations with the Asia-Pacific region have also strengthened in the last decade. A decade ago, the total volume of bilateral trade was U.S.$13 billion; it surpassed U.S.$67 billion in 2014. The increase of bilateral trade with China has been eight-fold, the Republic of Korea - six-fold, Australia and New Zealand combined - five-fold; and four-fold with the ASEAN as a whole.

Major items exported to Asia-Pacific are salt and sulphur, ores, slag and ash, nuclear reactors, boilers, machinery and mechanical appliances, inorganic chemicals, vehicles other than railway or tramway rolling-stock, mineral fuels and oils, and iron and steel. Major items imported from Asia-Pacific are electrical machinery and equipment, nuclear reactors and boilers, plastics and articles, mineral fuels and oils, vehicles other than railway or tramway rolling-stock, iron and steel, organic chemicals, and optical machines.

From 2011 onward, Turkey has signed Free Trade Agreements with the Republic of Korea and Malaysia and has launched negotiations with Singapore.

In addition to the efforts at the bilateral level, Turkey has taken necessary steps to develop its ties with the regional organizations active in Asia.

Turkey’s Dialogue Partnership with the Shanghai Cooperation Organization in June 2012 is another example of its opening to the Asia-Pacific region, as are the signing of the ASEAN Treaty of Amity and Cooperation in 2010 and its active participation in the Pacific Islands Forum (“PIF”) as Post-Forum Dialogue Partner. Turkey has also officially applied to join the Asia-Europe meetings (“ASEM”) from within ASEM’s European Group.

In Southeast Asia, the signing of the Treaty marked a turning point in Turkey-ASEAN relations, paving the way for Dialogue Partnership in the future. Today, our Embassy in Jakarta is accredited to ASEAN.

Turkey has also expanded its relations with the Pacific Island countries. It hosted Turkey – Pacific Small Island Developing States Foreign Ministers Meeting in 2008 and 2014. During this period, Turkey established diplomatic ties with Cook Islands, Marshall Islands, Kiribati, and Niue. As an emerging donor country and development partner, Turkey has allocated U.S.$1 million for the development of Small Island States.

Against the background of emerging cooperative relations between Turkey and the Asia-Pacific states and organizations, Turkey is committed to working towards ever closer engagement with the region.

AFRICA

Turkey-Africa relations have gained considerable momentum since the declaration of Turkey as a strategic partner of the Continent by the African Union in January 2008, and the “First Turkey-Africa Cooperation Summit,” held in Istanbul, in August 2008.

The “Opening up to Africa Policy” has been replaced by the “African Partnership Policy”.” Turkey’s relations with the region have been transformed into a mutually reinforced political-economic partnership.

Partnership is further strengthened by the Second Turkey-Africa Partnership Summit held in Malabo, Equatorial Guinea, in November 2014.

Turkey pursues a multilayered policy in Africa, giving priority to the principle of “African solutions to the African problem” and aiming to establish close political relations by intensifying bilateral high level visits and defending the rights of various African nations at the bilateral and multilateral level: assisting certain African countries to overcome economic difficulties through trade, investment and humanitarian assistance; when duly requested, playing a role through diplomacy in the settlement of conflicts and disputes between East African nations and in intra-state conflicts; assisting certain countries in Africa to progress in the areas of democracy and good governance; giving support to the international and regional organizations to increase dialogue, understanding and peace in affected regions; and participating in peacekeeping missions in certain parts of the continent.

The increase in the number of the Turkish embassies in the continent serves as an indicator of this interest. While the number of Turkish embassies was only 12 in 2002, this figure has now reached 39. This process has not been one-sided, as many African countries opened embassies in Turkey. Currently, 32 African countries have embassies in Ankara.

Turkey’s trade volume with Sub-Saharan Africa in 2000 was U.S.$742 million. This figure reached almost U.S.$8.4 billion in 2014. The overall trade volume with the whole African continent has reached U.S.$23.4 billion in 2014.

Major items exported to Africa are iron and steel, nuclear reactors, boilers, machinery and mechanical appliances, mineral fuels and oils, and electrical machinery and equipment. Major items imported from Africa are mineral fuels and oils, jewelry and precious metals, cocoa, plastics and articles, copper and articles, and iron and steel.

In line with the developing relations, the value of the Turkish direct investments to Sub-Saharan African countries is also steadily increasing. Total Turkish investment in Africa is estimated to be around U.S.$ 6 billion. Turkey, under various cooperation schemes, has been trying to share its experience in the fields of agriculture, health, education, energy, tourism and environment.

TIKA is the key governmental agency carrying out humanitarian and development assistance. TIKA has been active in 37 African countries with its projects in various fields. TIKA has 15 Co-ordination Offices in the continent.

The total amount of Turkey’s official bilateral development assistance to Africa was U.S.$ 783 million in 2013. Turkey has become a prominent country in humanitarian activities across the continent ranging from Somalia to Niger and Sudan.

Turkish Airlines commenced flights to Mogadishu, Kigali, Abidjan, Cotonou, Kinshasa, Djibouti, Nouakchott, Mombasa, Niamey, Ouagadougou, Libreville and Bamako in Sub-Saharan Africa, bringing the total number of THY flights in the continent to over 40 destinations.

Under the scholarships program, Turkey provided 3,364 scholarships to students from Sub-Saharan Africa and 799 scholarships to students from North African countries during the 2010-2014 period.

LATIN AMERICA

Aware of the rising importance of the Latin American and the Caribbean regions in world economy and politics, Turkey, since the late 1990s, has been pursuing a strategy of outreach to the region, not only to improve the visibility of Turkey in the continent, but also to expand the network of its cooperation at the bilateral level as well as with the regional and international players.

At the bilateral level, Turkey, firmly believing in the importance of frequent high-level visits and the conclusion of agreements in order to complement the legal framework of its relations, has come a long way in enhancing its bilateral political, economic, commercial, cultural and defense relations with the regional countries. In 2012, there were two official Presidential visits from Ecuador and Chile. In 2013 the President of Mexico visited Turkey. During the visit, relations between Turkey and Mexico were elevated to the level of strategic partnership and Mexico became Turkey’s second strategic partner in the region after Brazil. President Recep Tayyip Erdoğan visited Colombia, Cuba and Mexico between the 9th and 13th of February 2015. The visit was the first presidential tour to Latin America from Turkey in the last 20 years. Turkey’s economic and trade relations with the countries of this region have displayed a significant increase and the overall trade volume exceeded U.S.$9 billion as of the end of 2014.

Major items exported to Latin America are iron and steel, vehicles other than railway or tramway rolling-stock, nuclear reactors and boilers, ships, boats and floating structures, and mineral fuels and oils. Major items imported from Africa are mineral fuels and oils, oil seeds and oleaginous fruits, miscellaneous grains, seeds and fruit, industrial or medicinal plants, straw and fodder, ores, slag and ash, vehicles other than railway or tramway rolling-stock, copper and articles, nuclear reactors and boilers, and iron and steel.

Turkey has increased the level of its diplomatic representation in the region by opening another embassy in San Jose, in addition to the existing 11 Embassies as well as a Consulate General in Sao Paulo. Turkey’s embassy in Guatemala will become operational in 2015. Preparations to open new embassies in the region are also underway. Moreover, Turkish Cooperation and Coordination Agency (TİKA) opened its Coordination Office in Mexico City. TİKA Coordination Office in Bogota will be operational soon. Through such enhanced representation, Turkey will be better equipped to further its relations and cooperation with the broader region.

Direct Turkish Airlines flights between Istanbul and Sao Paulo since 2009 have also played a pioneering role in this respect. Flights from Istanbul to Buenos Aires via Sao Paulo commenced in December 2013. Efforts are underway to initiate new direct flights to several new destinations in the region. These flights are instrumental in increasing the level of tourism and trade between Turkey and these countries. Chile became the first country in the region with which Turkey has concluded a Free Trade Agreement. Turkey is currently negotiating similar agreements with other countries of the region, such as Mexico, Colombia, Peru (the Pacific Alliance) and Ecuador. While building closer ties with the countries of the region and diversifying relations on a bilateral basis, Turkey has also sought to strengthen its cooperation with regional organizations. Turkey enjoys permanent observer status in the Organization of American States (“OAS”), the Association of Caribbean States (“ACS”), the Pacific Alliance and Central American Integration System (“SICA”). Furthermore, Turkey established a Cooperation and Consultation Mechanism with the Caribbean Community (CARICOM), a Political Dialogue and Cooperation Mechanism with MERCOSUR and a Consultation Mechanism with the Community of Latin American and Caribbean States (“CELAC”)-Quartet.

ECONOMY

BACKGROUND

After the 1980s, significant progress was made in Turkey towards establishing a full-fledged market economy. In this respect, a radical policy shift from government intervention and import substitution to a greater reliance on market forces and trade liberalization was necessary. In order to complete this process, international capital markets were entirely liberalized in 1989. In addition, a Customs Union covering Turkey’s industrial product and the last stage of the association agreement between Turkey and the European community both began in 1996. These reforms contributed significantly to the dynamic growth of the private sector and underpinned the flexibility of the Turkish economy to adapt to both internal and external factors. The success of those reforms implemented in Turkey is also reflected by the strong performance of the Turkish economy in the last decade.

Turkey’s real GDP annual growth rate averaged 5.4% during the period from 2010 to 2014. Over this period, the Turkish economy became more diversified. In particular, the industrial base was broadened, and exports of goods and services grew rapidly. In addition, financial markets expanded and became more sophisticated. Turkey’s long-term gross external debt levels rose in absolute terms from U.S.$214.8 billion in 2010 to approximately U.S.$269.6 billion in 2014. See “Debt-External Debt and Debt Management” for details.

In addition to the registered economy, Turkey has an unregistered economy, which is substantial, though by definition unquantifiable, and has historically not been reflected in the statistics of the Republic. The unregistered economy, which is referred to as “shuttle trade”, includes significant amounts of activity in the agricultural sector and trade by the Republic with states consisting of the Commonwealth of Independent States (CIS) (Armenia, Azerbaijan, Belarus, Kazakhstan, Kyrgyzstan, Moldova, Russia, Tajikistan, Turkmenistan, Ukraine and Uzbekistan). Consequently, trade and other figures may under-report the actual level of economic activity intended to be measured. The Government has been working with the World Bank to bring more untaxed economic activities within the scope of the registered economy, and therefore within the tax base of Turkey. Since 1996, the Government has developed a methodology to account for the portion of the unregistered economy relating to “shuttle trade” with the CIS republics. See “Foreign Trade and Balance of Payments-Current Account”.

Global Financial Crisis

Turkey’s economy was impacted by the 2008-2009 global financial crisis but began to recover in the last quarter of 2009. See “Gross Domestic Product”. Since 2003, the Republic has maintained fiscal discipline, as evidenced by the fact that the Republic’s debt ratios have been below the Maastricht criteria (a required debt ratio in order to adopt the European Union’s single currency) since 2004. In addition to prudent fiscal policies, the Republic’s strong banking sector was an important underlying factor in maintaining a healthy fiscal position. Although many countries had intervened in and supported their respective banking sector with government financing, there was no need to take any such measures in Turkey due to the nature of banking regulations implemented before the global financial crisis. Considering these developments, the turmoil in the EU sovereign debt market has not had any material impact on the Republic’s public finances or economy due to the Republic’s strong fiscal balance, low debt to GDP ratio and strong banking sector. However, as the EU sovereign debt crisis has spread beyond the euro zone periphery to larger economies, such as Spain, growth in the countries comprising the euro zone has significantly decreased, especially in Germany, Turkey’s largest export partner. Additionally, many EU countries are implementing austerity measures that may adversely impact growth in these countries. Given the strong economic and political ties between the Republic and the EU, any material deterioration in the EU economy or any material deterioration in market conditions due to the uncertainties arising from problems in the EU could have negative effects on the Republic’s economy or assets.

The Republic took measures to combat the national and global financial crisis, such as reducing private consumption tax for cable, wireless, and mobile services; increasing short-term employment benefits; giving motor vehicle tax exemption to cars more than 30 years old; and introducing tax incentives to the companies for certain investments in certain regions. These measures were published in the Official Gazette on February 28, 2009 (No. 27155). The tax exemption for cars over 30 years old was extended until December 31, 2011 (published in Official Gazette on August 1, 2010; No. 27629).

A stimulus package including a value added tax cut on certain houses and a private consumption tax cut for home appliances and certain types of automobiles was published in the Official Gazette on March 16, 2009 (Law No, 27171; Council of Minister’s Decision No. 2009/14802). Both tax reductions were initially effective until June 15, 2009, and were then extended until September 30, 2009 (Council of Minister’s Decision No. 2009/15081, published in Official Gazette No. 27260). A Council of Ministers decision (No. 14803) regarding the reduction of Resource Utilization Support Fund (“RUSF”) levied on consumer credits from 15% to 10% was also published in the same Official Gazette. RUSF was increased by another 15% on October 28, 2010 (Council of Minister’s Decision No. 2010/974, published in Official Gazette No. 27743).

A package including value added tax cuts levied on the sale of real estate, electronic, furniture and industrial machines was published in the Official Gazette on March 29, 2009 (No. 27184). This package extended to, among others things, automotive components, telephone equipment and certain types of furniture with the Council of Minister’s Decision No. 2009/14881 which was published in the Official Gazette on April 14, 2009 (No. 27200). The package was valid from March 30, 2009 to July 30, 2009.

On June 4, 2009, the Government announced a new stimulus package that included investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium-sized enterprises. On June 18, 2009, Law No. 5909, which enables the Turkish Treasury to transfer up to TL 1 billion of resources to the “Credit Guarantee Fund,” was approved by Assembly. Law No. 5909 and was published in the Official Gazette on June 24, 2009 (No. 27268). The purpose of this law is to ensure that the Credit Guarantee Fund is adequately capitalized. The burden of the various stimulus packages on the budget is estimated to be approximately 2.1% of GDP in 2009 and 1.9% of GDP in 2010.

An employment package of employment incentives was published in the Official Gazette (No. 26887) on May 26, 2008. According to this package, starting from May 2008, the employer’s share of social security premiums of young and women workers who are working pursuant to an employment contract and satisfying certain conditions, will be paid from the Unemployment Insurance Fund for 5 years with decreasing ratios, and the time frame for benefiting from this incentive was extended for one year on February 28, 2009 (published in Official Gazette No. 27155). With the Law No. 6111 (published in the Official Gazette on February 25, 2011; No. 27857), the coverage and the utilization period of such employment incentives were broadened. This incentive is available up to 54 months for men between 18 and 29 and women over 18 from the date of hire and up to 30 months for men over 29 from the date of hire according to such law.

GROSS DOMESTIC PRODUCT

Table 1

	Gross Domestic Product
	2010	2011	2012	2013	2014
At constant 1998 prices
GDP (millions of TL)	105,886	115,175	117,625	122,556	126,128
GDP (at current prices)	1,098,799	1,297,713	1,416,798	1,567,289	1,747,362
Turkish Lira/US dollar (annual average)	1.500	1.670	1.793	1.902	2.187
GDP (at current prices, millions of dollars)	731,608	774,188	786,283	823,044	799,001
Population (mid-year, in thousands)	73,142	74,224	75,176	76,055	76,903
Per capita GDP (at current prices, in dollars)	10,003	10,428	10,459	10,822	10,390

Source: TURKSTAT

The Turkish economy experienced robust growth between 2002 and 2007, before the negative effects of the global financial crisis weighed on Turkish industrial production. Economic growth was mainly driven by total consumption and fixed capital investments on the demand side as well as service and industrial sectors on the production side. Improved consumer and business confidence along with reduced interest and inflation rates reflected the sound macroeconomic fundamentals of this period. Also, strong growth rates, lower real interest rates and primary surpluses contributed to the reduction of the general government debt stock. However, during the 2002-2007 period current account deficits increased.

On March 8, 2008 the TURKSTAT announced a revision to the national accounts. Following this revision, GNP figures would no longer be published as of the third quarter of 2007.

In 2009, the negative effects of the global financial crisis were felt markedly on the Turkish economy as was the case for other advanced and emerging market economies. The global financial crisis affected the Turkish economy in four areas, namely i) trade, ii) external resources, iii) credit and iv) expectations. Uncertainty created by the global financial crisis, an economic recession in the Republic’s important foreign trade partners and contraction in domestic and external financing facilities led to a deteriorating economy. The most drastic effect of the global crisis was realized in the first quarter of 2009, when the Turkish economy contracted by 14.7%. Although contraction in economic activity continued in the second and third quarters of 2009 over the same period of the previous year, the pace of economic contraction was lower. In order to lessen the adverse effects of the global crisis on the economy, a series of expenditure and revenue measures were implemented starting from mid-2008. In addition to this, expansionary monetary policy by the Central Bank eased concerns in the financial markets. With the help of these policy measures and improving international risk perception, the economy grew by 5.9% in the last quarter of 2009. The Turkish economy displayed the most rapid recovery among OECD countries. With the strong growth rate in the last quarter, economic contraction in 2009 was realized as 4.8%.

In 2010, the Turkish economy showed continued signs of recovery from the global financial crisis. The gradual decrease in interest rates and inflation played a major role in such recovery. The value added of the agricultural sector, industrial sector and services sector increased by 2.4%, 13.0% and 8.5%, respectively. The share of these sectors in GDP was 9.5%, 21.7% and 68.8%, respectively. The GDP growth rate was realized as 9.2% in 2010 which marks the highest growth rate of GDP since 2004.

In 2011, in spite of the worsening economic conditions for many countries in Europe, notably in the first half of the year, the economy grew at a strong pace, mainly driven by credit expansion and favorable external funding conditions. In the first half of 2011, value added of the agricultural sector, industrial sector and services sector increased by 7.5%, 11.9% and 10.5% respectively, and GDP growth rate was 10.8%. However, such an increase in the domestic economy raised concerns for a potentially large current account deficit. Therefore, the CBRT and BRSA took cautionary measures against robust credit growth in order to cool down the economic activity and to shrink the current account deficit. In the second half of 2011, effects of those measures slowed down the pace of growth and the GDP growth rate was 7.0%. At the end of 2011 the sectors’ growth rates were recorded as 6.1%, 9.7% and 9.0% respectively and the annual GDP growth rate was 8.8% which indicate strong economic activity in spite of measures taken. In 2011, agriculture, industrial sector and services sector accounted for 9.0%, 22.5% and 68.5% of GDP respectively.

In 2012, the slowdown in the pace of growth of economic activity continued each quarter. Namely, measures taken in 2011 yielded a gradual decline in domestic demand. Therefore, exports were enhanced through the near and Middle East to circumvent the distress in European markets and the effects of weak domestic demand and to prevent a sharp decline in GDP growth rate. On the other hand, a new investment incentive program was introduced to stimulate production. However, those efforts did not suffice to support aggregate domestic demand, and it shrank by 1.8%, while net exports grew by 4.0% in 2012. On the production side of the economy, agriculture, industrial sector and services sectors grew by 3.1%, 1.8% and 2.4%, respectively. Thus, the annual GDP growth rate was 2.1%. In 2012, agriculture, industrial sector and services sectors accounted for 8.8%, 21.7% and 69.4% of the GDP, respectively.

In 2013, domestic demand recovered somewhat thanks to increases in both private consumption and public investment expenditures which were recorded as 5.3% and 24.1% respectively. Therefore, growth in net exports declined 2.6% due to the recovery in domestic demand. On the other hand, private investment expenditures did not rise sharply and occurred as 0.5%. On the production side, agriculture, industrial sector and services sectors grew by 3.5%, 3.4% and 5.7%, respectively. High value added rises in services sector mainly stemmed from construction and financial intermediation services sectors. In sum, the GDP growth rate was 4.2% in 2013. Agriculture, industrial sector and services sectors accounted for 8.3%, 21.6% and 70.1% respectively.

In 2014, growth rate of domestic demand declined to 1.1%, mainly caused by sluggish increase in private consumption expenditures which was recorded as 1.4% and the 8.7% decrease in public investment expenditures. On the other hand, private investment expenditures could not rise remarkably and recorded only 0.4% growth. Sluggish domestic demand and depreciation in domestic currency bolstered the growth of net exports somewhat and was recorded as 1.8%. On the production side, agricultural sector shrank by 2.1% due to unfavorable weather conditions. Therefore, crop production shrank by 4.8%. Industrial sector carried on its moderate pace and grew by 3.8%. Capital goods production and energy production were the main leading manufacturing sectors which recorded 5.4% and 4.3% growth rates respectively. On the other hand, mining sector’s production growth rate occurred as 7.4% and 5.6% for value added growth rate, which had bolstered the total industrial value added in 2014. Services sector grew by 3.9%, which was mainly fueled by financial intermediation services, professional, scientific and technical activities, education and entertainment activities, which recorded 7.0% and 10.8% growth rates respectively. Agriculture, industrial sector and services sectors accounted for 8.0%, 22.0% and 70.0% of GDP, respectively.

Table 2

Gross Domestic Product

	GDP at Current prices (in millions of TL)	Percentage change from prior year (%)	GDP at Current prices (in millions of US$)	Percentage change from prior year (%)	GDP at Constant prices (in millions of TL)	Percentage change from prior year (%)
Years
2010	1,098,799	15.4	731,608	18.6	105,886	9.2
2011	1,297,713	18.1	774,188	5.8	115,175	8.8
2012	1,416,798	9.2	786,283	1.6	117,625	2.1
2013	1,567,289	10.6	823,044	4.7	122,556	4.2
2014	1,747,362	11.5	799,001	-2.9	126,128	2.9

Source: TURKSTAT

The following table presents the composition of GDP at current prices for the periods indicated:

Table 3

Composition of GDP by Sectors (1)	2010	2011	2012	2013	2014
Agriculture	9.5	9.0	8.8	8.3	8.0
Industry	21.7	22.5	21.7	21.6	22.0
Mining	1.6	1.7	1.7	1.6	1.6
Manufacturing	17.4	18.2	17.4	17.3	17.8
Electricity, Gas, Steam	2.0	1.9	2.0	2.0	1.8
Water Supply	0.7	0.7	0.7	0.7	0.8
Services	68.8	68.5	69.4	70.1	70.0
Construction	4.7	5.0	4.9	5.0	5.1
Wholesale and Retail Trade	12.2	13.4	13.3	13.6	13.5
Transportation	12.4	13.1	13.5	13.5	13.4
GDP Total	100.0	100.0	100.0	100.0	100.0

(1)	Financial intermediation services were indirectly measured and tax-subsidies were distributed to sectors with respect to their sectoral weights. Therefore, the sum of agriculture, industry and services sectors’ shares equals 100%.

Source: TURKSTAT

The following table presents real growth in output for GDP for the periods indicated:

Table 4

	2010	2011	2012	2013	2014
Agriculture	2.4	6.1	3.1	3.5	-2.1
Industry	12.8	9.7	1.8	3.4	3.8
Mining	4.7	3.9	0.8	-3.4	5.6
Manufacturing	13.6	10.0	1.7	3.7	3.7
Electricity, Gas, Steam	7.6	9.0	3.4	1.3	4.1
Water Supply	4.8	6.5	2.7	4.7	10.8
Services	8.5	9.0	2.4	5.7	3.9
Construction	18.3	11.5	0.6	7.4	2.2
Wholesale and Retail Trade	13.6	11.2	0.0	5.1	1.8
Transportation	11.0	10.4	2.0	3.9	2.8
GDP	9.2	8.8	2.1	4.2	2.9

Source: TURKSTAT

PRINCIPAL INDUSTRIES

Turkey has a well-developed and increasingly diversified industrial sector. Since 1995, industrial production has increased primarily as a result of the expansion of domestic demand since the second quarter of 1995. In addition, decreased import costs as a result of the Customs Union with the EU and an increase in investment contributed to the rapid growth of industrial production.

As the economy experienced the effects of the global financial crisis, total industrial production and manufacturing industry production in 2009 decreased by 9.9% and 11.3% respectively and industrial sector’s value added in GDP decreased by 6.9%. In parallel to these developments, the manufacturing industry capacity utilization rate decreased by 10.2% compared to 2008 and was realized at 65.0% on average in 2009. However, seasonal and calendar adjusted industrial production tended to increase from the beginning of April 2009. In 2009, the industrial sector accounted for 20.3% of total civilian employment.

In 2010, the industrial sector’s value added increased by 13.0%, in line with the domestic economy’s continued recovery from the global financial crisis. Total industrial production and manufacturing industry production increased by 12.8% and 14.5%, respectively, in 2010.

The industrial sector value added increased by 9.7% in 2011. Total industrial production and manufacturing industry production increased by 10.1% and 10.5%, respectively. The manufacturing sector capacity utilization rate was 75.4%.

In 2012, the slowdown in the economic activity was reflected in industrial sector as well. Total industrial production and manufacturing production increased by 2.5% and 2.3%, respectively, while value added of industrial sector was 1.8%. The manufacturing sector capacity utilization rate was 74.2%.

In 2013, thanks to recovery in the domestic economy, industrial production and manufacturing industry production rose by 3.0% and 4.0%, respectively, and the capacity utilization rate was 74.6%. Value added in industry increased by 3.4% in 2013.

In 2014, industrial sector carried on its moderate pace. Industrial production and manufacturing industry production rose by 3.6% and 3.2%, respectively, and the capacity utilization rate was 74.6%. Value added in industry increased by 3.8% in 2014.

The following table presents industrial output for selected products for the periods indicated:

Table 5

	% Change
	2010	2011	2012	2013	10/09	11/10	12/11	13/12
Hard Coal	803	840	876	818	14	5	4	-7
Lignite	4,980	6,330	6,816	6,246	24	27	8	-8
Natural Gas	301	327	373	348	-11	9	14	7
Iron Ores	624	882	1,201	1,267	35	41	36	6
Lead, Zink, Tin Ores	83	284	407	566	295	242	43	39
Other Non-Iron Metal Ores	998	1,112	1,501	1,152	43	11	35	-23
Marble and Building Stones	1,080	1,402	2,100	2,681	79	30	50	28
Limestone and Gypsum	401	497	538	606	3	24	8	13
Granules and Pebble Stones	1,020	1,558	2,061	3,391	26	53	32	65
Other Minerals	640	922	822	1,236	60	44	-11	50
Beef (Fresh or Cooled)	1,679	1,720	2,755	2,652	97	2	60	-4
Poultry (Fresh or Cooled)	4,896	5,675	6,719	6,840	23	16	18	2
Cigarette	2,717	2,944	3,179	3,567	-14	8	8	12
Cotton Yarn	5,827	7,852	7,706	8,292	54	35	-2	8
Cotton Weaving Fabric	3,969	5,287	5,896	6,723	17	33	12	14
Rough Aluminum	567	836	797	766	89	47	-5	-4
Tractor (37 kw < engine power < 59 kw)	474	817	610	897	—	72	-25	47
Automobile (1500 cm3 cylinder volume 3000 cm3	9,902	12,435	11,299	12,084	27	26	-9	7
Tankers	205	61	98	—	-85	-70	61	—

Source: TURKSTAT

Note: All of industrial output is described as production values. 2014 data is not yet available.

ENERGY

Geographically, Turkey is in close proximity to 72% of the world’s energy resources. Thus, it forms a natural energy bridge between the source exporting countries and energy consumer markets and it stands as a key country in ensuring energy security through diversification of supply sources and routes. Therefore, considerations that have gained increased significance in the world today.

Turkey imported 70% of its total energy consumption in 2010 which increased to 72% in 2011 and 73% in 2012 and 2013.

Over the last 3 years, the total amount of oil imported has decreased from 19.5 million to 18.1 million tones. In 2013, net petroleum imports constituted 25% of gross domestic energy consumption. In addition, in 2013, Turkey imported 20.1 million metric tons of oil equivalent of coal and 37.3 million metric tons oil equivalent of natural gas.

In the last five years, Iran has been the major exporter of oil to Turkey, but this has decreased as of the end of 2012. Dependence on oil from Russia has also been decreasing steadily. Currently, Iraq is the primary exporter of oil to Turkey.

The following table presents Turkey’s oil imports by source countries for the years indicated:

Table 6

Oil Imports (million tons)

	2010	2011	2012	2013	2014
Iraq	2	3	3.7	6.3	5.7
Iran	7.3	9.2	7.6	5.5	5.5
Libya			1	0.6	0.1
Saudi Arabia	1.9	1.9	2.8	2.8	2.1
Russia	3.3	2.1	2.1	1.5	0.6
Syria	0.4	0.2
Azerbaijan			0.2	0.1
Georgia				0.4	1.8
Kazakhstan	1.8	1.1	1.4	1.6	1.6
Italy	0.1	0.1	0.3	0.2
Others			0.4		0.7
Total Crude Oil Imports	16.9	18	19.5	19	18.1
Petroleum Products Imports	13.9	9.1	10	13	14.8

Source: Energy Market Regulatory Authority (EMRA)

Energy development and power generation were priority areas for public investment. In particular, in the second half of 1970s Turkey embarked on a power and irrigation project (known as “GAP”) in Southeastern Anatolia, and Turkey is continuing to develop hydroelectric sources. The GAP project region covers an area of 27,340 square miles, which corresponds to 9.5% of the total area of Turkey. GAP is a combination of 13 major installations primarily for irrigation and hydroelectric power generation. The project includes the construction of 22 dams and 19 hydroelectric power plants on the Euphrates and the Tigris rivers and their tributaries. It is planned that upon completion of GAP, approximately 1.8 million hectares (4.5 million acres) of land will be irrigated, and its power generating capacity will be approximately 7,500 MW (megawatt). As of December 31, 2014, the installed capacity of GAP hydropower plants in operation was 6,079 MW. In addition, as of December 31, 2014, approximately 23.6% of the total irrigation was completed, 9.5% was under construction and 66.9% was at the planning and final design level. The total cost of GAP is expected to be U.S.$24.5 billion (excluding expropriation and overhead costs)

Market Reform and Restructuring

Turkey has achieved significant progress in establishing competitive market structures in the energy sector by increasing overall economic efficiency and encouraging new entry and investments in such sector since 2001. The Energy Market Regulatory Authority (“EMRA”), established in 2001, regulates the electricity, natural gas, petroleum and liquefied petroleum gas (“LPG”) markets pursuant to the provisions of the Natural Gas Market Law and Electricity Market Law. Independent market regulation and supervision provided by EMRA is intended to ensure a sufficient supply of quality, low cost energy in a reliable manner.

Natural Gas

Natural gas has been used extensively for power generation in Turkey since the late 1980s. Turkey is increasingly utilizing natural gas, both from its own reserves and from abroad, having established long-term purchase contracts with the Russian Federation, Algeria, Nigeria, Iran and Azerbaijan and also buys spot liquefied natural gas (“LNG”) from the market during the winter season in order to maintain a supply-demand balance. Turkey has very limited domestic gas reserves and national gas production represents approximately 1% of the total domestic demand. Consequently, nearly 99% of natural gas demand is satisfied by import .The Petroleum Pipeline Corporation of Turkey (“BOTAŞ”) is Turkey’s main natural gas importer. At present, BOTAŞ has 9 long-term sale and purchase contracts with 6 different supply sources. In 2014, primary natural gas supply amounted 48.7 billion cubic meters (bcm). By the end of 2014, the breakdown of consumption was 48.12% electricity production, 25.40% industry and 19.10% households, government and trade offices 5.82%. Distribution is carried out by local distribution companies. As of the end of 2014, 69 distribution zones were supplied with natural gas. Recent analysis suggests that natural gas demand will increase parallel to the growth expected in primary energy demand. Forecasts currently indicate that the demand for natural gas will reach 61 bcm in 2020.

In 2014, Turkey imported 26.9 bcm of natural gas from the Russian Federation, 8,9 bcm of natural gas from Iran and 6,1 bcm of natural gas from Azerbaijan. Turkey also imported 4.1 bcm and 1.4 bcm of natural gas from Algeria and Nigeria, respectively in LNG form. On the other hand, in 2014 Turkey also imported spot LNG from countries such as Qatar, Norway, Spain, Trinidad Tobago and Nigeria.

As a consequence of the three year negotiations being carried out between Turkey and Azerbaijan, the agreement for gas purchase and transmission from Azerbaijan, within the scope of Trans Anatolian Gas Pipeline (“TANAP”) Project, was signed on October 25, 2011. According to the agreement, Turkey will purchase annually 6 bcm Shah Deniz Phase 2 gas starting from 2018. The Shah Deniz natural gas production of Azerbaijan will be transmitted to Europe by this project.

Furthermore, on December 1, 2014, Russian Federation President Putin and proposed an offshore pipeline (with a capacity of 63 bcm/a), Turkish Stream, planned to cross Black Sea to reach Turkish territories.

Turkey’s domestic natural gas transmission system is approximately 12,900 km in length. By the end of 2014, the number of firms with a distribution license reached 69. The Natural Gas Market Law was enacted on May 2, 2001 to foster competition in the natural gas sector. Pursuant to this law, the BOTAŞ monopoly structure will be gradually decreased; supply, transmission and distribution activities in the natural gas market will be organized; and current legislation and applications will be harmonized with EU regulations.

Since the enactment of Natural Gas Market Law in 2001 , which aimed to liberalize Turkish natural gas market, crucial steps have been taken to transition to a competitive natural gas market in Turkey. In 2012, EMRA Board rendered a decision that paved the way for private sector companies to import natural gas from Iraq. The Board Decision allowed the private sector applications for natural gas import license. As a result, one company obtained an import license in September 2013. In July of 2012, EMRA Board rendered a decision relating to natural gas import from Russia via Malkoçlar Entry Point for 6 bcm/year. According to this decision, the private sector companies were allowed to submit applications to obtain import licenses, until August 2012. Four applicants ultimately obtained natural gas import licenses. These private companies, began importing natural gas on January 1, 2013. By 2014, the market share of BOTAŞ has decreased to 80% of the total consumption.

In December 2012, EMRA Board decided that all customers should be eligible to choose their supplier. This decision was reinforced with a new EMRA Board decision taken in December 2014 decreasing the eligibility threshold for the household customers to 75,000 m3. In October 2013, EMRA prepared and published the model agreements for natural gas transportation and delivery services in distribution regions. This development will provide transparency to supplier switching process and functioning of the market.

Amendment of Natural Gas Market Law was sent to the Grand National Assembly in August 2014. It is aimed to enhance liberalization and competition of natural gas market and expected to contribute to the process of liberalization of Natural Gas Market within the Draft Natural Gas Market Law.

Restructuring the Electricity Sector

Significant steps have been made towards a fundamental restructuring of the electricity sector. The Electricity Market Law came into effect in March 2001, with the objective of developing a transparent and competitive electricity market, achieving stability of supply, and ensuring high quality and inexpensive electricity. The most important aspect of the restructuring is the central role of competition in ordering the market. In March of 2013, the new market law governing the electricity market entered into force. The Electricity Market Law (No. 6446) includes new rules and regulations regarding the electricity market to increase transparency and efficiency in the investment environment. These laws provide a framework for establishing institutions and provide the following structural regulations:

•	Creates and maintains the EMRA, as an independent agency, governed by the Energy Market Regulatory Board, which is responsible for regulatory functions such as licensing, supervising, tariff setting and market monitoring.

•	Requires participants in defined market segments (generation, transmission, distribution, wholesale (trading- and retail)) to be licensed by the EMRA. It also requires that separate accounts be maintained for each licensed activity and location, each with specific rights and obligations.

•	Requires bilateral contracting between market participants, thus implying a residual balancing mechanism to operate the transmission system; with compulsory pool type wholesale markets excluded.

•	Provides competition, since March of 2003, for consumers directly connected to the transmission system or with annual consumption of more than 9 Gigawatt Hour (GWh). This eligibility threshold was re-determined in January 2009 as 0.48 GWh, in January 2010 as 100,000 Kilowatt Hour (kWh), in January 2011 as 30,000 kWh, in January 2012 as 25,000 kWh, in January 2013 as 5,000 kWh, in January 2014 as 4500 kWh and finally in January 2015 as 4,000 kWh.(85.04% theoretical market openness). The Electricity Market and Security of Supply Strategy paper, dated May 2009, which was prepared under the coordination of the Ministry of Energy and Natural Resources (“MENR”) with participation and contributions by relevant stakeholders, provides that the threshold level will be decreased on a regular basis in order to increase market openness rate in electricity consumption. Accordingly, non-household users were fully eligible by the end of 2011, while all other users will become fully eligible by the end of 2016.

•	Provides for non-discriminatory and regulated third party access to the electricity grid and distribution system.

Several models such as the Build-Operate-Transfer (the “BOT Model”), the Build-Own-Operate (the “BOO Model”) and the Transfer of Operating Rights (the “TOOR Model”) were developed previously to provide effective means to attract foreign and domestic investment.

As of the end of 2014, There are 20 plants in operation based on the BOT Model with total capacity of 2,335.8 MW, whereas approximately 6,101.8 MW of capacity was built through the BOO Model. 55 plants comprising a total of 940.6 MW of capacity are producing electricity based on the TOOR Model. However, the desired outcome was not obtained through application of these models and they were abolished pursuant to the provisions of the new Electricity Market Law, which envisages a competitive electricity market.

Auto-production is regulated by Law No. 3096 by Decree No. 85/9799 which allows MENR to grant permission to industrial plants, residential complexes with more than 5,000 dwellings, five star hotels, industrial zones, universities and municipal institutions to generate their own electricity. As of the end of 2014, approximately 203 auto-producing plants generated an annual power output corresponding to 2.0% of Turkey’s total electricity generation and 541 Independent Power Producers (IPP) generated 115.4 TWh, which constituted approximately 46% of Turkey’s total electricity generation in 2014. With the amendments in Law Nr. 6446, auto-production license was abolished and accordingly all of these licenses will be changed into generation licenses.

Turkey consumed 255.5 TWh of electricity in 2014. Installed capacity has surpassed 71.5 GW as of July 2015 and the increase of electrical energy demand has been realized as 3.7% in 2014. Electricity demand is projected to increase annually between 5% and 6% until 2020.

With the enactment of the Electricity Market Law, incentives for the development of renewable energy have been promoted. In this context, a separate law was enacted in May 2005 to promote renewable-based electricity generation within the market. Law No. 5346 introduced feed-in tariffs and purchase obligations for distribution companies from certified renewable energy producers. However, the feed-in tariff system was only a transition scheme and market-based mechanisms are expected to be used eventually. Supporting mechanisms such as feed-in tariffs, purchase obligation, connection priorities, lower license fees and exemptions and various practical conveniences in project preparation and land acquisition are defined in the law, in conformity with EU legislation and practice. These mechanisms have facilitated the development of power plants based on renewable energy sources particularly small hydro and wind plants. In this context, a crucial number of investors applied to EMRA to for licenses especially for the small hydro and wind plants.

With the Bylaw on Competition for the Applications of the Wind and Solar Power Plant Projects (Official Gazette: December 6, 2013, No. 28843), principles and procedures related to applications for projects to be connected to the grid are determined. Within the context of this Bylaw, eligibility criteria are determined by the declared RES (Wind Power Electricity Generation Plant) contribution margin to be paid per MW of electricity.

According to the Amendment to Law on Utilization of Renewable Energy Resources for the Purpose of Generating Electrical Energy (No. 6094) (Official Gazette: January 8, 2011, No. 27809), a new support structure was introduced with varying prices for different renewable based electricity generation, namely: 7.3 US cents per kWh for hydro and wind, 10.5 US cents per kWh for geothermal and 13.3 US cents per kWh for solar and biomass (including waste gases). In addition, MENR issued the By-law on the Domestic Production of the Equipment Used in Facilities Producing Electrical Power with Renewable Energy Resources published in the Official Gazette dated June 19, 2011 (No. 27969) to provide certain support of between 0.4 to 3.5 US cents per kWh to power plants for the utilization of domestically manufactured technical equipment. Additionally, MENR also issued the By-law on Electricity Generating Facilities Based on Solar Power which identifies the standards, testing and audit methods for equipment used in solar power plants in the Official Gazette dated June 19, 2011 (No. 27969). Moreover, the EMRA issued the By-law on Production of Electricity in Electricity Market without License in the Official Gazette dated July 21, 2011 (No. 28001) which identifies methods and principles to be applied for cogeneration facilities that produce electricity for its own needs and renewable energy based facilities with installed capacity below 500 kW and micro cogeneration facilities which are all exempted from licensing requirements .The new Electricity Market Law (No. 6446) aims to increase the amount of generation plants based on renewable resources, increasing the limit of the unlicensed installed capacity to 1 MW. This law also defines methods and principles for unloading excess electricity into the system. Similarly, EMRA issued the By-law on Certification and Promotion of Renewable Energy Sources which identifies methods and principles for the certification of renewable energy facilities and the establishment and operation of such facilities (Official Gazette dated October 1, 2013 (No. 28782).

By the end of 2014, the share of renewable energy sources in total electricity generation was 21.0% and total wind capacity reached 3.629 GW.

Through the new Electricity Market Law, a new market activity named “market operation” has been introduced. “Market operation” involves the operation of organized wholesale electricity markets, and handling financial settlement matters. Market operation, which is currently conducted by a department under TEIAS called Electricity Market Financial Settlement Center (“PMUM”), will, in the future, be conducted by Energy Markets Operation Company (“EPİAŞ”), to be established as a public law entity operating under a market operation license to be issued by EMRA.

On June 5, 2009, a U.S.$500 million loan and a U.S.$100 million loan (Clean Technology Fund) was provided by the World Bank in order to encourage investors to construct generation plants with renewable energy resources. Such investors, who will construct power plants using hydro, wind, solar, geothermal and other renewable energy resources, can apply for such loan through the Turkish Industrial Development Bank and Turkish Development Bank.

The Law of Geothermal Resources and Spring Waters which is Turkey’s other renewable energy program was enacted on June 13, 2007. This law aims to promote investigation, exploration, development, production, and protection of geothermal resources in a sustainable and effective manner. Integrated use of geothermal, re-injection of geothermal after usage for the efficiency and protection of environment are regulated under this law.

Privatization of the bulk of the publicly held installed capacity in the power generation sector was initiated in 2011. Transmission ownership and market operation functions will remain under government control through the Turkish Electricity Transmission Co. (“TEİAŞ”), as a result of the nature of the transmission activity.

Efforts to increase private sector participation in the power sector are a critical issue in the current stage of the ongoing transition to a fully competitive market framework. The Turkish Electricity Distribution Company (“TEDAS”) was restructured in 2006 and divided into 21 distribution companies. Retail companies unbundled from distribution companies are the sole suppliers to ineligible consumers.

The electricity sector in Turkey was dominated by three state-owned companies, covering generation, trading and transmission activities: Turkish Electricity Transmission Corp. (TEİAŞ), Electricity Generation Corp. (EÜAŞ) and Turkish Electricity Trading and Contracting Corp. (TETAŞ). As of end of 2014, the share of publicly held installed capacity stayed below privately held installed capacity due to continuous and increasing private investments in the sector. Moreover, about 69% of electricity generation capacity was held by the private sector in 2014. In 2008, the Privatization Authority had privatized 9 small power plants with a total capacity of 140 MW for US510 million. The Privatization Agency is in the process of privatizing the remaining 55 plants. 28 plants were privatized in 2011, 17 plants were privatized in 2013 and 10 plants are in the privatization progress. Preparation work to privatize the remaining 27 hydro is being undertaken with the coordination of MENR. Ten thermal power plants (Kangal, Seyitömer, Hamitabat, Kemerköy, Yeniköy, Yatağan, Çatalağzi, Orhaneli, Tunçbilek and Soma B) were completely privatized at the end of June 2015. The remaining plants are expected to be privatized in the next few years.

While EÜAŞ, a state-owned company, held approximately half of all installed capacity in 2011, its share in total installed capacity reduced 31% by the end of 2014. Independent power producers owned more than 56% of total capacity in 2014. BOO, BOT and TOOR power plants (with long term purchase agreements with TETAŞ) had 13% of capacity.

Facing an ever-increasing energy demand and challenges related to climate change, nuclear energy has once more moved up on the agenda of several countries including Turkey. With a growing population and a rapidly expanding economy, Turkey’s dependence on fossil fuel resources from external suppliers presents a substantial challenge to its energy security. Turkey is currently looking into the possibilities of diversifying its energy resources both in type and origin to meet the demand. Nuclear energy is one of viable options in this regard. Turkey diligently takes all necessary precautions in generation of nuclear energy. In Nuclear Power Plant projects of Turkey, state-of-art technologies and methods will be utilized to obtain the highest level of nuclear safety, taking in to account the latest developments in Fukushima Daichi Nuclear Power Plant.

The Law on Construction and Operation of Nuclear Power Plants and the Sale of the Energy (Law No. 5710) was printed in the Official Gazette on November 21, 2007 and sets forth rules for the construction and operation of nuclear power plants and the sale of the energy generated. The main purpose of this law was to support investments in nuclear power plants in Turkey. The law introduced a bid procedure for suppliers who want to enter into an energy purchase agreement with the stated owned wholesale company TETAŞ and obtain a generation license for a maximum period of 15 years. The purchased amount was distributed to legal entities having wholesale and retail licenses with bilateral agreements. This incentive mechanism was considered an important tool for potential investors to take part in nuclear power plant projects.

A bylaw regarding the principles, procedures, and incentives for contracts which will be entered into within the context of the Law on the Construction and Operation of Nuclear Power Plants and the Sale of Energy was printed in the Official Gazette on March 19, 2008. Immediately thereafter, an announcement concerning the construction and operation of nuclear power plants and the sale of such energy to TETAŞ was published in the Official Gazette on March 24, 2008. According to the law and bylaw, TETAŞ held the tender on September 24, 2008 and there was only one bidder. TETAŞ subsequently cancelled the tender.

In order to introduce nuclear power into the generation portfolio, projects are being carried out at bilateral level. An intergovernmental agreement (IGA) between the Russian Federation and Turkey concerning cooperation in the area of construction and operation of the nuclear power plant on the Akkuyu Site in Turkey was ratified and came into force on December 27, 2010 (OJ Number 27721). The Akkuyu site has been allocated to the project company established under the terms of the agreement. The IGA establishes build own operate (BOO) model where the project company is responsible for construction and operation of the Akkuyu NPP. On June 25, 2015, EMRA granted Akkuyu NPP a preliminary generation license which is effective for 36 months. It is expected that a construction license application will be submitted in November 2015 following the approval of the Site Parameters Report by Turkish Atomic Energy Authority (“TAEK”).

An IGA between Turkey and Japan for construction and operation of the second nuclear power plant and development of the nuclear industry in Turkey was ratified and came into force on May 23, 2015 (OJ Number 29364) This IGA establishes a public private partnership (PPP) between Japanese Consortium (MHI, Itochu and GDF Suez) and EÜAŞ. Sinop site has been designated as the potential candidate for the second nuclear power plant. Site evaluation studies in Sinop continues.

A draft nuclear energy law has been prepared in order to separate the promotional and regulatory activities of the Turkish Atomic Energy Authority by establishing a new nuclear regulatory authority and internalizing the provisions of the Joint Convention on the Safety of Spent Fuel Management and on the Safety of Radioactive Waste Management which awaits accession by the Turkish Parliament. A separate draft law on Third Party Liability in the Field of Nuclear Energy has been prepared with the purpose of internalizing the provisions of the Paris Convention on Third Party Liability in the Field of Nuclear Energy together with the amendments and supplements thereto from time to time.

Turkey acknowledges the need to reduce energy dependency and to improve energy efficiency. The Energy Efficiency Law (Law No. 5627) was enacted and published in the Official Gazette on May 2, 2007. In this context, several programs aimed at improved energy efficiency are ongoing, while legislative studies are underway with the objective of enhancing the efficient use of energy and energy resources so as to reduce the burden of energy costs on the economy. The Energy Efficiency Strategy Paper (published in the Official Gazette on February 25, 2012, No. 28215) was published in order to increase the effectiveness of energy efficiency studies which had occurred to date and to set concrete objectives for such studies, with an aim to reduce primary energy use at least 20% by 2023.

Similarly, according to the “2010-2014 Strategic Institutional Plan” of the MENR, reducing the energy use of the Turkish economy has been identified as one of its important objectives. The Plan sets to improve energy efficiency and reduce primary energy use by 20% by 2023, compared to use in 2008. Furthermore, in order to increase efficiency and to raise production capacity, rehabilitation and modernization of publicly held power plants by the use of new technologies is to be completed by the end of 2014 according to the plan.

The Ministry of Environment and Urbanization issued a Bylaw on Energy Performance of Buildings (Official Gazette dated December 5, 2008; No 27075) effective as of December 5, 2009 and revised in April 2010 which requires new buildings to meet minimum performance criteria and standards concerning architecture, heat insulation, heating and cooling systems and electrical wiring. According to this regulation an “Energy Performance Certificate” is required as of January 2011 which indicates energy expenses and CO2 emissions for new buildings and buildings to be sold or rented and ranks a building in different classes: A-D. A construction license will not be granted to new buildings having less than a “D” class certification. Furthermore, central heating is required for new buildings having an area of more than 2000 m2.

According to Law No. 4703, Preparation and Implementation of Technical Legislation on Products, the Regulation on Eco Design Requirements for Energy Related Products was published in the Official Gazette No. 27722 on October 7, 2010 by a Decree of Council of Ministers. Under this law, the implementing communiqués for different product groups will be published and implemented by relevant public authorities (for example, communiqués for appliance, motor and lighting manufacturers will be published and implemented by the Ministry of Industry and Trade).

The Electricity Market and Security of Supply Strategy Paper was approved by a High Decision Council on May 18, 2009. This paper sets forth the strategy to develop a well-functioning market in electricity sector by drawing a road map for essential elements for ensuring security of supply and enhancing competitiveness in the rapidly growing electricity market of Turkey. The strategy’s main focus is on security of supply, including a capacity mechanism and targets for utilizing domestic sources for power generation. The strategy also covers market design and includes a road-map for implementing a new wholesale market regime.

According to the strategy paper, electricity produced from renewable sources when compared to all forms of electricity generation is projected to be at least 30% by 2023. In this scope, remaining hydro and indigenous coal potential which could be exploited technically and economically will be utilized to generate electricity energy by 2023. Installed wind power capacity is estimated to reach 20,000 MW by 2023. Utilization of geothermal and solar resources will be extended significantly in electricity generation. Introduction of nuclear power to the generation mix is also envisaged by 2020. The strategy paper states that new interconnection lines will be set up and the capacity of existing interconnection lines will be upgraded so as to advance electricity import and export potential with neighboring countries.

Electricity Interconnections

Turkey has the following existing interconnections with neighboring countries that are currently in use, and import/export figures are as follows:

•	Bulgaria: There are two 400 kV separate interconnection lines between Hamitabat (Turkey) and Maritsa East (Bulgaria), and each of them currently operate in synchronous parallel mode with the ENTSO-E Continental Europe Synchronous Area (CESA). 4,680 GWh of energy was imported from Bulgaria to Turkey and nearly 0.2 GWh of energy was exported from Turkey to Bulgaria through the Hamitabat-Marista East interconnection line in connection with trial synchronous parallel operation between the Turkish power system and ENTSO-E CESA in 2014.

Experts in Transmission System Operation in Turkey, Romania and Bulgaria have formed a Study Group, which will search for alternative ways to achieve electricity transfers between the three countries through an overhead transmission line. A preliminary report relating to data of the three countries was discussed in a Study Group meeting on October 10, 2013, in Istanbul.

•	Azerbaijan (Nahcievan): There is a 154 kV interconnection line between Babek (Nahcivan/Azerbaijan) and Iğdir (Turkey) which is currently operating in import in isolated region mode. 265.7 GWh of energy was imported from Nahcevan to Turkey and 12.6 GWh of energy was exported from Turkey to Nahcievan at 15-25 MW peak power through the Igdir-Babek interconnection line in 2014.

•	Iran: There are two interconnection lines; one of which is a 400 kV Khoy (Iran) and Başkale (Turkey) interconnection line and currently operating at 220 kV and the other is a 154 kV Doğubeyazit (Turkey) and Bazargan (Iran) interconnection line, both of which are currently operating in import in isolated region mode. Approximately 2,18 GWh of energy was imported from Iran to Turkey through the Khoy-Baskale interconnection line and 253.2 GWh energy was imported from Iran to Turkey via 154 kV Doğubayazit-Bazargan interconnection line in 2014.

•	Georgia: There is a 220 kV interconnection line between Hopa (Turkey) and Batum (Georgia) which is currently operating in import in isolated region mode. In addition, construction of the 400 kV interconnection line between Borçka (Turkey) and Akhaltsikhe (Georgia) with a DC back-to-back station in Akhaltsikhe was completed in 2013 and ready for use. Further, construction and construction of a new 154 kV transmission line, between Batumi (Georgia) and Muratli (Turkey), with a DC back-to-back station at Georgian side is under consideration. 86 GWh of energy was imported from Georgia to Turkey via the Hopa-Batum interconnection line in 2012. A total of 1,221 GWh of energy was imported through this line between January 1, 2007 and December 31, 2012. A total of 1,171.8 GWh of energy was exported from Turkey to Georgia (Acara) between January 1, 2007 and December 31, 2010.

•	Syria: The 400 kV interconnection line between Birecik (Turkey) and Aleppo (Syria), has been offline since October 1, 2012 due to technical problems on the Syria side. However, steps have been taken to increase the amount of energy exchanged between Syria and the back to back station in Şanliurfa (Birecik TS to 600 MW. A successful interconnection depends on the crisis in Syria ending and the establishment of new relationship with the appropriate institutions.

•	Iraq: There is a 400 kV interconnection line between PS3 (Turkey) and Zakho (Iraq) which was being used for export to Iraq in isolated mode, but the use of this line was terminated as of January 25, 2011. However, an Interconnection Operation Agreement was signed between TEİAŞ and the Regional Directorate of Iraq and the Ministry of Electricity on June 10, 2013. As of June 12, 2013, the interconnection line has resumed operation. Installation of a second 400 kV interconnection line between Cizre (Turkey)–Mosul (Iraq), is well underway and the portion of the line within Turkish borders is 130 kilometers in length. Cizre -Border section has been completed but the Mosul - Border section is not and Iraqi authorities have stated that they cannot predict when this section will completed. 409,8 GWh energy was exported from Turkey to Iraq through PS3 - Karkey (Turkey) - Zakho (Iraq) Interconnection Line in 2014.

Construction of another 400 kV interconnection line between Cizre (Turkey) and Musul (Iraq) is in the tender process. The study for the installation of the section of the line within the borders of Turkey has been started within 2012 and the ongoing studies are expected to be completed in 2015.

•	Greece: There is a 400 kV interconnection line between Babaeski (Turkey) and Philippi Neo Santa (Greece) which is currently operating in synchronous parallel mode with ENTSO-E CESA).173.2 GWh/year of energy was imported from Greece to Turkey and nearly 809.3 GWh of energy was exported from Turkey to Greece through the Babaeski-Neosanta interconnection line in connection with trial synchronous operation between the Turkish power system and ENTSO-E CESA in 2013. A Bilateral Agreement was signed in November 2012 between TEİAŞ and IPTO (“ADMIE”), the independent power system operator of Greece, with respect to the commissioning of a communication channel for providing the real time data exchange realized between the National Load Dispatch Centers located in Ankara and Athens.

EMRA issued the By-law on Electricity Market Import and Export, published in the Official Gazette dated May 17, 2014 (No. 29003), in order to identify rules and exceptions governing the export and import of electricity through interconnections between the national grid and transmission grids of neighboring countries and to determine methods and principles of capacity allocation in international interconnections.

Trial synchronous parallel operation of the Turkish Power System with the ENTSO-E Continental Europe Synchronous Area (“CESA”) began on September 18, 2010. The trial parallel operation will be finalized in 3 sections. The “limited commercial exchange” period, which is the third and last phase, was delayed until the autumn of 2013. On September 4, 2013, ENTSO-E Regional Group Continental Europe (“ENTSO-E RG CE”) Plenary approved the report emphasizing the success of the technical studies carried out by TEİAŞ for ENTSO-E connection. Following the fulfilment of the standards/obligations set down in the ENTSO-E Operation Handbook by TEIAS, the “Long Term Agreement” was signed in April 2015, which is a requirement of the ENTSO-E Articles of Association for permanent operation and will make the standards and obligations binding for TEIAS. In this regard, Turkish electricity market is a part of the European Internal Electricity Market with its whole actors.

According to the Electricity Market and Security of Supply Strategy Paper, electricity transmission connections with neighboring countries which are not ENTSO-E members were envisaged to be realized at asynchronous parallel (DC) operation method. Until the establishment of the required (DC) facilities to provide the asynchronous operation of the electricity transmission connections with the neighboring countries, electricity exchange must be realized at other connection methods.

Crude oil and natural gas pipelines and pipeline projects

As the energy bridge between the east and the west, Turkey has already completed various regional and inter-regional interconnection projects and promotes certain others in order to meet its own energy demand as well as to remain an important actor in the transportation of hydrocarbons.

As an economically feasible and environmentally protective project for the transportation of crude oil produced mainly in the Azeri-Chirag-Guneshli offshore fields of Azerbaijan, the Baku-Tbilisi-Ceyhan Crude Oil Pipeline is operated under the sponsorship of a group of petroleum companies, collectively BTC Co., formerly known as MEP Participants. BTC Co. is led by BP Exploration (Caspian Sea) Ltd. Other current shareholders include AzBTC, Chevron, Statoil BTC Caspian As, TPAO, ENI, Total, Itochu Oil Exploration (Azerbaijan) Inc., INPEX, ConocoPhillips and ONGC Videsh Limited. The Intergovernmental Agreement among Azerbaijan, Georgia and the Turkey and the Host Government Agreements between the governments of these countries and shareholders of BTC Co., constitute the legal framework of the project.

Since June 4, 2006, the BTC pipeline has operated commercially. As a result of tremendous efforts to complete the pipeline, the first oil reached Ceyhan Marine Terminal (“CMT”) on May 28, 2006 and the first tanker was commercially commissioned on June 4, 2006. This pipeline provides a route to international markets for oil from the Caspian region, primarily from Azerbaijan and the giant ACG field complex in the offshore Caspian. The pipeline route is from the Sangachal terminal in Baku, Azerbaijan via Georgia to the Turkish Mediterranean coast at Ceyhan. The total length of the pipeline is 1768 km and the original capacity is 1 mb/d.

The BTC Pipeline, as the pioneer of the east-west energy hub connecting the energy supplies in the Caspian region and Central Asia with Western markets, has a capacity of 50 million tons of crude oil per annum and is expected to remain operational for 40 years with possible extensions of two subsequent 10 year periods.

Subsequently on December 24, 2011, Turkey and Azerbaijan signed a Memorandum of Understanding concerning the development of a standalone pipeline. The Trans Anatolian Natural Gas Pipeline (TANAP) Project will have minimum 16 bcm/a capacity and will be scalable to accommodate future natural gas volumes originating and transiting from Azerbaijan. The Intergovernmental Agreement and the Host Government Agreement of The Trans Anatolian Pipeline (TANAP) Project were signed on June 26, 2012 and become effective on April 8, 2013. The groundbreaking ceremony of TANAP was held in March 2015 and construction was started in April 2015.

First gas flow is planned at the end of 2018 to Turkey and in 2020 to Europe. TANAP Project is critical to meeting the natural gas demand of both Turkey and Europe. Upon operation, this project would be the first to take gas from the Caspian Sea and transmit it to Europe from Caucasus 6 bcm of the 16 bcm of gas to be taken from the Stage 2 of the Shah Deniz Offshore Gas Field is planned to be used in Turkey and the remaining 10 bcm is planned to be transmitted to Europe through TANAP Project. Thus, Turkey will become a strategic country for European energy supply security.

On May 30, 2014, a signing ceremony of a package of agreements concerning Shah Deniz gas field and TANAP Project was held in Istanbul. The package contains several agreements related to the increase of TPAO’s share in Shah Deniz Consortium from 9% to 19% by acquiring all shares of TOTAL, increase of BOTAŞ’s share in TANAP Project Company from 20% to 30% by acquiring 10% of SOCAR’s share, transportation of 6 bcm of gas to be purchased by BOTAŞ from Shah Deniz Phase II via TANAP System. With these agreements, Turkey reaffirmed its commitment to Shah Deniz field and pipeline projects in order to further enhance its supply security and open up the Southern Gas Corridor.

The TANAP Project is designed as the backbone of the Southern Gas Corridor and will contribute to not only the diversification of natural gas sources for Turkey but also European energy supply security. TANAP Project will facilitate the realization of the other projects such as SCPX and TAP within the Southern Gas Corridor.

Once the Southern Gas Corridor is opened by Azerbaijani gas, other gases such as the Turkmen gas originated from Caspian Basin or Iraqi and Iranian gas can also flow through this corridor as well.

In June of 2013, the consortium developing Azerbaijan’s Shah Deniz gas field chose the Trans Adriatic Pipeline (TAP) over Nabucco West project. The TAP project, first envisioned more than a decade ago, reflects a European Union push for alternatives to Russian gas imports and is expected to start flowing in 2020. The annual gas transportation capacity of the project is planned to be 10 bcm. However, the design of the pipeline will allow to transport additional gas sources more than 20 bcm/a. The TAP project will collect Azeri gas via Turkey and will start on the border of Turkey and Greece, where it will connect with the TANAP project. TAP will continue onshore, crossing the entire territory of Northern Greece, then pass through Albania to the Adriatic coast. The offshore section of the pipeline will traverse the Adriatic Sea and will connect Italy’s gas transportation network in Southern Italy. TAP will be approximately 870 kilometers in length (Greece 545 km; Albania 211 km; Adriatic Sea 105 km; Italy 8 km). TAP is fronted by Norway’s Statoil, Swiss company AXPO E.on Ruhrgas of Germany, BP of England, SOCAR of Azerbaijan, Fluxys of Belgium, TOTAL of France and Enagas of Spain.

Iraq is considered an important resource for both Turkey and Europe in respect of oil and gas supply. Turkey is a secure and sustainable route for the exportation of Iraqi oil and gas to the world markets as well as Turkey itself. With political stability in Iraq, such sources could be supplied to Turkey and world markets via Turkey in the future.

On March 28, 2014, a Memorandum of Understanding relating to the Turkey-Bulgaria Interconnector Project was finalized. This memorandum establishes a Joint Working Group in order to prepare a prefeasibility report and action plan for the Project.

At the Turkey-Russia High Level Consultation On Council Meeting, President Putin proposed a pipeline, which would use most of the route of the canceled-South Stream Project via the Black Sea but to turn to Turkey and end up at Turkey-Greece border following the on-shore route. The project is planned to transport 63 bcm/a natural gas to Turkey and Europe. It aims to give gas to Turkey at end 2016 and to Europe at end 2019 following the termination of Russian Federation-Ukraine agreement of natural gas transit through Ukrainian territories.

The following table presents Turkey’s energy supply (by resource) for the years indicated:

Table 7

		Coal (2)		Oil		Hydro		Gas		Electricity		Other		Total
		(mtoe)(1)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)	(mtoe)	(%)
Production	2010	17.52	16.0	2.67	2.4	4.45	4.1	0.63	0.6	—	—	7.21	6.6	32.48	29.72
	2011	17.86	15.6	2.55	2.2	4.50	4.0	0.65	0.6			6.66	5.8	32.22	28.15
	2012	17.01	14.2	2.40	2.0	4.98	4.1	0.53	0.4			7.04	5.9	31.96	26.61
	2013	15.45	12.8	2.48	2.1	5.11	4.3	0.44	0.4			8.46	7.0	31.94	26.55
Import	2010	15.92	14.6	36.57	33.5	—	—	34.82	31.9	0.10	0.0	—	—	87.41	80.01
	2011	17.58	15.4	36.09	31.5		—	36.21	31.6	0.39	0.4			90.29	78.87
	2012	22.43	18.7	37.86	31.5			37.91	31.6	0.50	0.4			98.70	82.18
	2013	20.13	16.7	37.88	31.5			37.35	31.1	0.64	0.5			96.00	79.81
Export(3)	2010	—	—	7.64	7.0	—	—	0.6	0.6	0.17		—	—	-8.39	-7.63
	2011		—	8.24	7.2		—	0.6	0.5	0.31	0.3			-9.15	-7.99
	2012			9.55	8.0			0.5	0.4	0.25	0.2			-10.31	-8.58
	2013	0.01		8.35	6.9			0.56	0.5	0.11	0.1			-9.03	-7.50
Net stock	2010	—	—	—	—	—	—	—	—	—	—	—	—	-0.30	-0.3
	2011	—	—	—	—	—	—	—	—	—	—	—	—	1.10	0.97
	2012													-0.81	-0.67
	2013													-0.64	-0.53
Statistical Error	2010	—	—											-1.90	-1.8
	2011	—	—	—						—	—		—
	2012													0.56	0.46
	2013													2.01	1.67
Total supply	2010	33.53	30.7	29.22	26,7	4.45	4.1	34.91	31.9	—	—	7.16	6.6	109.26	100.0
	2011	35.84	31.3	30.49	26.6	4.5	4.0	36.90	32.2			6.75	5.9	114.48	100.0
	2012	39.29	32.7	31.20	26.0	4.97	4.1	37.37	31.1	—	—	7.26	6.1	120.09	100.0
	2013	34.66	28.8	33.90	28.2	5.11	4.3	37.63	31.3			8.99	7.5	120.29	100.0

(1)	Million Metric tons of oil equivalent. Calorific unit of energy is taken as 860 kcal/10 kWh
(2)	Includes coke and petrocoke
(3)	Includes marine bunkers.

Source: MENR

AGRICULTURE

While agriculture has historically been a very important sector in Turkey, the contribution of this sector to the country’s GDP and total employment has diminished in the past few years. Nevertheless, this sector is crucial to the Republic since the agricultural sector employs a significant portion of Turkey’s work force, generates most of the income and employment in rural areas, supplies products to many other sectors, and contributes significantly to total exports of the country.

Structural reform has been at the center of all agricultural policy discussions since 1999. The main aims of the initial reform program were to phase out price support and credit subsidies, to withdraw the government from its direct involvement in production, the processing and marketing of crops and to introduce a less distorting support system that is called Direct Income Support (“DIS”) based on land rather than inputs or output.

In 2000, the Government began to implement the Agricultural Reform and Implementation Project (“ARIP”), with the support of the World Bank, to mitigate potential short-term adverse impacts of subsidy removal, to facilitate the transition to efficient production patterns (a crop substitution scheme for tobacco and hazelnut), and to establish a National Farmer Registry (“NFR”) System, each of which would also contribute to harmonize policies with the Common Agricultural Policy of the EU. ARIP was extended in 2006 to include DIS and a new Rural Development Program and a wider set of investment support activities. In 2009, ARIP ended and DIS payments have been replaced by other area based support schemes like fertilizer and diesel supports which are independent of real consumption.

A new Agricultural Law was also enacted in 2006 to implement the Government’s “Agricultural Strategy Paper 2006-10” adopted at the end of 2004, which was intended to bring Turkey’s agricultural policies more in line with those of the EU in addition to institutionalizing the then-newly started DIS payments.

In recent years, support schemes that contribute to productivity have been given special importance. Premium payments especially for oil seeds, area-based supports, animal husbandry supports and rural development supports are among the major schemes in the support program. In 2013, those major support schemes have accounted for 30%, 28%, 31.7% and 5.5% of total support budget, respectively. The distribution of premium payments, area-based supports, animal husbandry supports and rural development supports for the year 2014 are estimated to have constituted 30.8%, 28.8%, 30.5% and 5.1% of the total support budget, respectively.

A new agricultural support strategy is being prepared in order to align with applicable EU standards. Under this strategy, agricultural support payments will be differentiated on area and product base in order to increase competitiveness in the sector and provide stability in farm incomes.

As irrigation investments accelerated with the introduction of the GAP Action Plan (2008-2012), the concentration on regional development action plans increased. A new version of the GAP action plan has been finalized for the period of 2014-2018. In addition, to the revised GAP Action Plan (2014-2018), the KOP Action Plan (2014-2018), the DAP Action Plan (2014-2018), and the DOKAP Action Plan (2014-2018) applicable to other priority regions have also been prepared and implementation thereof has begun. The purpose of these plans is to strengthen the social and economic development of Turkey. The agriculture sector plays a crucial role in these Action Plans to create jobs and incomes, improve the standard of living in rural areas and diminish the regional disparities. The principal objectives of the agriculture sector in these Action Plans are to increase productivity, generate more income and employment in rural areas, and provide sufficient and balanced nutrition to the population.

In 2014, agricultural value added decreased by 2.1%, compared to a 3.5% increase in 2013 (in 1998 prices). This shrinking in the sector mainly stems from the unfavorable climatic conditions. Agriculture accounted for approximately 8.0% of GDP in current prices and 21.1% of civilian employment in 2014.

Although agricultural production in Turkey is generally less efficient than elsewhere in Europe, Turkey is largely self-sufficient with respect to crops. Turkey is a net exporter country in terms of agricultural raw and processed products trade in the world market. Moreover, there have been significant improvements in the quality and productivity of its crops in recent years. These crops, such as barley, wheat, maize and soya, have become more readily marketable.

The following table presents Turkey’s agricultural output (by crop) for the years indicated:

Table 8

	Agricultural Output
	Annual					Percentage Change
	2010	2011	2012	2013	2014	2010/11	2011/12	2012/13	2013/14
	(in thousands of tons)					(percentage)
Cereal
Wheat	19,674	21,800	20,100	22,050	19,000	10.8	-7.8	9.7	-13.8
Barley	7,250	7,600	7,100	7,900	6,300	4.8	-6.6	11.3	-20.3
Maize	4,310	4,200	4,600	5,900	5,950	-2.6	-9.5	-28.3	-0.8
Pulses
Lentils (red)	422	385	410	395	325	-8.8	6.5	-3.7	-17.7
Chick Peas	531	487	518	506	450	-8.1	6.3	-2.3	-11.1
Dry Beans	213	201	200	195	215	-5.7	-0.3	-2.5	10.3
Industrial Crops
Sugar Beet	17,942	16,126	14,920	16,483	16,743	-10.1	-7.5	10.5	2.3
Cotton (raw)	2,150	2,580	2,320	2,250	2,350	20.0	-10.1	-3.0	4.4
Tobacco	53	45	73	90	70	-14.3	61.3	22.8	-22.2
Oil Seeds
Sunflower	1,320	1,335	1.370	1,523	1,638	1.1	2.6	11.2	7.5
Soybeans	87	102	122	180	150	18.2	19.4	47.4	-16.7
Rapeseed	106	91	110	102	110	-14.3	20.6	-7.3	7.8
Groundnut	97	90	123	141	124	-7.1	35.8	15.1	-12.5
Tuber Crops
Potatoes	4,513	4,613	4,795	3,948	4,166	2.2	3.9	-17.7	5.5
Dry Onions	1,900	2,141	1,736	1,905	1,790	12.7	-18.9	9.7	-6.0
Fruit Bearing Vegetables
Watermelons and Melons	5,295	5,512	5,711	5,587	5,593	4.1	3.6	-2.2	0.1
Tomatoes	10,052	11,003	11,350	11,820	11,850	9.5	3.1	4.1	0.3
Fruits and Nuts
Grapes	4,255	4,296	4,185	4,011	4,175	1.0	-2.6	-4.2	4.1
Figs	255	261	275	299	300	2.2	5.6	8.7	0.5
Citrus Fruits	3,572	3,614	3,475	3,681	3,784	1.2	-3.8	5.9	2.8
Hazelnuts	600	430	660	549	412	-28.3	53.5	-16.8	-25.0
Apples	2,600	2,680	2,889	3,128	2,480	3.1	7.8	8.3	-20.7
Olives	1,415	1,750	1,820	1,676	1,768	23.7	4.0	-7.9	5.5
Tea	1,306	1,231	1,250	1,150	1,260	-5.7	1.5	-8.0	9.6
Value Added in Agriculture (at 1998 prices, billion TL)	9,999	10,604	10,935	11,315	11,083	6.1	3.1	3.5	-2.1

Source: TURKSTAT

SERVICES

The services sector, which accounted for 69.4% of GDP (excluding tax-subsidies and Financial Intermediation Services Indirectly Measured) in 2012 (compared to 68.5% of GDP in 2011) and 58.4% of total civilian employment in 2014, is composed of a wide range of activities including construction, wholesale and retail trade, tourism, transport and communications, as well as finance and commerce, health, education and social services. In 2012, value added in the services sector increased by 2.4%, compared to a 9.0% increase in 2011. The increase in the services sector was attributable to the overall recovery of the Turkish economy and its impact on trade and construction sectors. In 2013 and 2014 value added increases continued in the services sector and the growth rate reached 5.7% and 3.9%, respectively. As of end of 2014, services sector accounts for 70.0% of GDP.

Trade

Wholesale and retail trade is a dynamic sector in Turkish economy. A modernization trend toward more organized market structure has been observed during recent years. By 2013, the share of sector in total enterprise and employment in industry and services were 39.9% and 24.3%, respectively (excluding financial services). In 2013, wholesale and retail value added accounted for 13.5% of GDP and remained stable in 2014 (at current prices).

Tourism

Tourism has become a major growth sector in Turkey’s economy, has contributed significantly to foreign exchange earnings, and has generated demand for other activities including transportation and construction. Government policy has been to support and promote growth in the tourism sector in Turkey by expediting improvements in infrastructure and by facilitating private investment in this sector, including both foreign and domestic investment.

In 2010, the total number of foreign visitors visiting Turkey increased by 5.7% to 28.6 million. Nevertheless, tourism revenues decreased by 1.7% to U.S.$22.6 billion. In 2011, the number of foreign visitors increased by 9.9% to 31.5 million and tourism revenues increased by 10.9% to U.S.$25.1 billion. In terms of number of tourists, Turkey moved up one position to sixth place among world’s top tourism destinations in 2011 and remained in sixth place in 2012. These figures also show that average spending by tourists in Turkey increased in 2011. Current political crisis in Northern African countries has led to an increase in Turkish tourism. In 2013, the total number of foreign visitors visiting Turkey increased by 9.8% to 34.9 million and tourism revenues increased by 10.5% to U.S.$28 billion. In 2014, the total number of foreign visitors visiting Turkey increased by 5.5% to 36.8 million and tourism revenues increased by 5.6% to U.S.$29.6 billion.

The following table presents overall tourist arrivals, receipts and the percentage change in receipts for the years indicated:

Table 9

Year	Total Arrivals	Total Receipts	% Increase in Total Receipts
	(in thousands)	(in millions of US dollars)	(percentage)
2010	28,632	22,585	-1.7
2011	31,456	25,054	10.9
2012	31,783	25,345	1.2
2013	34,910	27,997	10.5
2014	36,838	29,552	5.6

Sources: CBT, Ministry of Culture and Tourism

Transport and Communications

Modernization of transport and communications has been a priority of the public sector in the past decade, and since 1996 this sector has received, on average, approximately 33% of total public sector investment. Including private sector investments in transport, approximately 23% of gross fixed capital development has been allocated to transportation and communication since 1996.

Major projects have included the construction of motorways, the expansion of airports and air traffic control systems, railway improvement, and the continuing improvement of road standards to higher load/axle capacity in intensive traffic areas.

Since its liberalization in 2004, the telecommunications sector has experienced rapid growth. As of 2012, 2013 and 2014, the value of the telecommunications market reached approximately U.S.$16.2 billion, U.S.$15.7 billion and U.S.$15.4 billion, respectively. Even though growth rates in the transportation and information/communication sectors were 3.9% and 2.8% in 2013, 2.8% and 3.3% in 2014, respectively, in terms of Turkish lira, the contraction in U.S. dollar terms is the result of depreciation of the currency. A total of 1031 authorizations were granted to 632 telecommunications operators as of May 11, 2015.

The Electronic Communications Law (Law No. 5809, published in Official Gazette on November 11, 2008), which was prepared in line with EU legislation, came into effect in 2008. It introduced a general regime that considerably simplified market entry for providers. Several additional regulations have been put into effect since the enactment of Law No. 5809.

In the context of the EU accession process of Turkey, the “Information Society and Media” chapter of the EU acquis (Chapter 10) was opened for negotiation in December 2008. Negotiation is still open as of the date of this Annual Report.

3G mobile broadband services were introduced in August 2009 in Turkey. As of 2012, 3 telecommunication operators provide these services. Arrangements for the awarding of 4G licenses are ongoing.

The usage of fixed and mobile broadband services is steadily increasing in Turkey while fixed telephone usage has been declining since 2006. Mobile telephone (GSM + 3G) penetration is 92.7% and fixed line telephone use declined to 15.9% as of March 2015. The use of broadband services in Turkey increased drastically in the last few years. Total broadband penetration is 53%% as of March 2012, and mobile broadband use reached 41.7% as of December 2014.

In 2010 and 2011, the total output in transportation increased by 11.0% and 10.4% in real terms and accounted for 12.4% and 13.1% of GDP at current prices, respectively, while information/communication sector grew by 4.7% and 9.2% in real terms and accounted for 2.5% and 2.2% of GDP at current prices. In 2012, value added in transportation grew by 2.0% and accounted for 13.5% of GDP at current prices, while information/communication sector grew by 8.5% in real terms and accounted for 2.3% of GDP. In 2013, the growth rate in transportation sector was 3.9% and share in GDP was 13.5%, while information/communication sector’s growth rate and share was 2.8% and 2.2%, respectively. In 2014, the growth rate in transportation sector was 2.8% and share in GDP was 13.4%, while information/communication sector’s growth rate and share was 3.3% and 2.1%, respectively.

Construction

The importance of the construction sector is underscored by the role of housing, particularly by the activities of the Mass Housing Administration, the development of industrial facilities and commercial buildings, and the implementation of public infrastructure improvements. Also, domestic and international contracting and engineering services are important to the value added and employment potential of Turkey. With its strong knowledge, experience and human resource capacity, the Turkish construction and contracting services sector is competitive in foreign markets.

The construction sector shrunk by 16.1% in 2009. However, the sector began to recover in 2010 from the sectoral recession with a growth rate of 18.3%. In 2011 the sector grew by 11.5%. Following this high growth period, a slowdown was observed in the sectoral activity, which is reflected by a 0.6% growth in 2012. Although the sector recovered and achieved a 7.4% growth rate in 2013, this trend did not continue in 2014, when a decreasing trend was observed in growth rates. Decreasing positive growth rates in the first three quarters in 2014 (5.8%, 3.4% and 2.0%, respectively) turned negative during the last quarter (-2.1%) constituting an overall annual growth rate of 2.2% for 2014.

The construction and contracting sector maintains a competitive position in certain foreign markets, especially in North Africa, Middle East and CIS. Its market share has increased from around U.S.$1 billion in 2000 U.S.$30.2 billion in 2013. The total contracting amounts in 2010, 2011, 2012, 2013 and 2014 were U.S.$23.4 billion, U.S.$23.0 billion, U.S.$29.7 billion, U.S.$30.1 billion and U.S.$27.0 billion, respectively.

EMPLOYMENT AND WAGES

The total civilian labor force in Turkey was 28,786 thousand people in 2014. Turkey has a large pool of unskilled and semi-skilled workers. Turnover in the labor force has been high in certain industries, particularly in those that are labor-intensive. During the period from 2008 to the end of 2014, the total labor force increased at an average annual rate of approximately 3.89%.

Total civilian employment was 25,933 thousand in 2014, of whom approximately 21.1% were employed in agriculture, 20.5% in industry and 58.4% in services. Moreover, in 2014, the labor force participation rate was at 50.5%, compared to 48.3% in 2013.

There were approximately 3,440,000 public sector workers at the end of 2014. The rate of unemployment was 9.9% in 2014, compared to 9.0% in 2013.

The following table sets forth information with respect to the labor force and employment in Turkey for the dates indicated:

Table 10

	Employment (in thousands)
	2010	2011	2012	2013	2014
Civilian labor force	24,594	25,594	26,141	27,046	28,786
Civilian Employment	21,858	23,266	23,937	24,601	25,933
Agriculture	5,084	5,412	5,301	5,204	5,470
Industry	4,615	4,842	4,903	5,101	5,316
Services	12,159	13,012	13,733	14,296	15,147
Unemployed	2,737	2,328	2,204	2,445	2,853
Unemployment rate (%)	11.1	9.1	8.4	9.0	9.9

Source: TURKSTAT

The following table sets forth information on the employment rate with respect to age and gender in Turkey for the dates indicated:

Table 11

	Employment Rate%				Youth* Employment Rate%
Year	Male	Female	Total	Year	Male	Female	Total
2010	62.7	24.0	43.0	2010	40.2	20.3	30.0
2011	65.1	25.6	45.0	2011	43.4	21.2	32.1
2012	65	26.3	45.4	2012	42.5	20.7	31.5
2013	65.2	27.1	45.9	2013	43.1	21.5	32.2
2014	69.5	29.5	49.5	2014	45	22.0	33.5
September 2015	71.1	31.0	51.1	September 2015	48.8	24.3	36.6

Source: TURKSTAT				(*) Young people in the 15-24 age group

The collective bargaining system in Turkey covers workers in the public and private sectors. The public sector includes employees who are defined under Union and Collective Bargaining Law No. 6356 and work for state – owned enterprises.

In 2010, labor costs in the public sector increased by 6.9% (-1.5% in real terms), compared to 2009. Labor costs in the private sector increased by 7.2% (-1.2% in real terms) in 2010, compared to 2009. Labor costs (including salaries and benefits) for civil servants increased by 7% (-1.4% in real terms) in 2010 compared to 2009.

In 2011, labor costs in the public sector increased by 6.4% (-4.2% in real terms), compared to 2010. Labor costs in the private sector increased by 11.6% (0.5% in real terms) in 2011, compared to 2010 (predict). Labor costs (including salaries and benefits) for civil servants increased by 12.0% (0.8% in real terms) in 2011, compared to 2010.

In 2012, labor costs in the public sector increased by 7.2% (1.0% in real terms), compared to 2011. Labor costs in the private sector increased by 9.4% (3.1% in real terms) in 2012, compared to 2011. Labor costs (including salaries and benefits) for civil servants increased by 13.1% (6.6% in real terms) in 2012.

In 2013, labor costs in the public sector increased by 7.8% (3.1% in real terms), compared to 2012. In 2014, labor costs in the public sector increased by 10.6% (0.3% in real terms), compared to 2013. Labor costs in the private sector increased by 9.3% (4.6% in real terms) in 2013, compared to 2012. Labor costs (including salaries and benefits) for civil servants increased by 7.3% (2.7% in real terms) in 2013 and 11.2% (0.8 % in real terms) in 2014.

The following table sets forth the real and nominal changes in costs of labor to public and private employers from the prior year for the public and private sectors and civil servants for the years indicated:

Table 12

	Changes in Labor Costs
	Public Sector		Private Sector(2)		Civil Servants
	Nominal	Real (1)	Nominal	Real (1)	Nominal	Real (1)
	(percentage change)
2010	6.9	-1.5	7.2	-1.2	7.0	-1.4
2011	6.4	-4.2	4.4	6.0	12.0	0.8
2012	7.2	1.0	12.1	5.7	13.1	6.6
2013	7.8	3.1	9.3	4.6	7.3	2.7
2014	10.6	0.3	—	—	11.2	0,8

(1)	Deflated by the WPI. Labor costs presented in this table include costs of employment in addition to wages.
(2)	Figures represent a selective sample of wages covered by the collective bargaining agreements between TİSK, the confederation of employer unions, and trade unions.

Source: Ministry of Development, Turkish Confederation of Employer Associations, TURKSTAT, Ministry of Finance.

The wages of public sector workers increased by 2.5% for the first half of 2010 and by another 2.5% for the second half of 2010. The salaries of civil servants were increased by 2.5% for the first six months of 2010 and by another 2.5% for the second half of 2010. Salaries for civil servants were increased by an additional 1.06% in order to compensate for the difference between the actual inflation rate and the targeted inflation rate in the first half of 2010. The implementation of prudent policies in public finance and the banking sector created the fiscal flexibility that enabled the increase in wages and salaries of civil servants in 2009 and 2010 in accordance with then-existing contractual obligations. The salaries of civil servants increased by 4.0% in each six month period in 2011. The salaries of civil servants increased by 13.1% in 2012 and 7.3% in 2013. In 2014, all civil servant salaries increased by a fixed amount (TL 175) and additional increases were made to certain professional groups. As a result of these improvements, the salaries of civil servants increased by 11.2% in 2014.

The minimum wage for both private and public sector workers increased by 4.7% in the first six months of 2011. The minimum wage for both private and public sector workers increased by 5.91% in the first six months of 2012 and by another 6.09% in the second half of 2012. The minimum wage for both private and public sector workers increased by 4.1% in the first half of 2013 and by an additional 4.4% in the second half of 2013. In 2014, the minimum wage for both private and public sector workers increased by 5.0% in the first half of 2014 and by an additional 6.0% in the second half of 2014. In 2015, the minimum wage for both private and public sector workers increased by 6.0% in the first half of 2015 and by an additional 6.0% in the second half of the year.

The Constitution recognizes the rights of employees and employers to form labor unions, employers’ associations and other organizations in order to safeguard and develop their economic and social rights and the interests of their members, consistent with the characteristics of Turkey as defined in the Constitution and in line with its democratic principles. A series of Constitutional amendments adopted in 1995 removed certain restrictions on activities of trade unions and associations, including restrictions on direct political activity, contributions from and to political parties and collective activity with other associations, foundations and professional organizations. In addition, the right of civil servants to establish trade unions was recognized.

The Constitution also stipulates, however, that the right to strike and to engage in lockouts is not to be exercised in a manner contrary to the principle of good faith, to the detriment of society or in a manner damaging to national wealth.

Law No. 6356, which regulates collective labor agreements, was enacted in 2012. This legislation came into force instead of the Law No. 2821 and 2822. With this new law many arrangements have been implemented to enhance the opportunities of trade union organization to move industrial relations and labor life to modern standards and ILO criteria.

As of July 31, 2013, 1,468,021 employees were members of a trade union (in public), compared to 855,463 employees at the beginning of 2007. As of July 31, 2014, 2,270,558 employees were members of a trade union. Moreover, the ratio of civil servants who are union members was 68.77% as of July 31, 2013, compared to 68.17% as of July 31, 2012. The percentage of civil servants who are union members was 70.03% as of July 31, 2014.

INFLATION

In 2010, CPI and PPI inflation were 6.4% and 8.9%, respectively, with the CPI being close to the year-end inflation target of 6.5%. In the first quarter of 2010, increases in indirect tax rates on alcoholic beverages, tobacco and fuels, along with the base effect, resulted in a rise in inflation. However, in the second quarter of 2010, inflation began to decrease with the easing of food and commodity prices. Although domestic demand recovered in 2010, aggregate demand conditions did not create inflationary pressures. Hence, inflation in subcategories of the CPI followed a reasonable course, except for unprocessed food prices, which were volatile during 2010. Meanwhile, despite increasing in the first quarter of 2010, the annual rate of increase in core inflation indicators remained at considerably lower levels than headline inflation throughout the year.

Falling to a historically low year-end value in 2010, the annual headline inflation further declined in the first quarter of 2011 and decreased to 3.99% by March 2011, the lowest it has been since June 1970. Throughout the year, import prices denominated in Turkish lira increased, mainly as a result of the depreciation of the Turkish lira, which caused core goods inflation to soar in the second half of 2011. Though it did not have an unfavorable outlook, annual inflation of services followed a mild upward trend. While year-on-year rates of processed food prices rose during 2011, rates for unprocessed food followed a volatile course which led to a similar course in the annual inflation of food group. Likewise, energy prices followed an upward trend, which got steeper after the energy price adjustments in the last quarter of 2011. Also, adding to upward price pressures, the tax rate on certain items such as alcoholic beverages and tobacco products increased in the fourth quarter of the year. Additionally, during 2011, the contribution of aggregate demand conditions to disinflation decreased and producer price pressures remained high. The sizable depreciation of the Turkish lira was the main factor causing the year-end target of 5.5% to be exceeded by a wide margin, as annual CPI inflation was 10.45%. Meanwhile, PPI inflation rose to 13.33% and core inflation indicators scaled up.

In 2012, CPI inflation ended the year with a historically low year-end value of 6.2%. The depreciation of the Turkish lira in 2011 for the most part ceased to affect inflation, particularly with respect to durable goods, thus annual inflation in core goods displayed a downward trend across the year. The relatively favorable course of unprocessed food prices was a major factor in reducing inflation. The stable course of the foreign exchange rates, the slowdown in economic activity and the steady course of international commodity prices, excluding agricultural products, throughout the year contributed positively to the inflation outlook. Although services inflation grew slightly during this period, alleviated cost and demand pressures caused the core inflation indicators to trend downwards throughout the year. However, public price increases and tax adjustments, especially in the energy sector, were the leading factors contributing to a worsening inflation. Consumer inflation exceeded the 5% inflation target by 1.16% in 2012, but remained within the uncertainty band. PPI inflation also hit a historically low year-end level of 2.45%, curtailing cost-side pressures on consumer prices throughout the year.

In 2013, consumer inflation increased by 1.2 points year-on-year to 7.4%, overshooting the uncertainty band of the inflation target. Consumer inflation, which soared due to the tax adjustments on tobacco at the beginning of 2013, followed a volatile path in the remaining part of the year amid developments in unprocessed food and energy prices, and ended the mid-year significantly above the value implied by the target. In the second half of the year, the weak course of portfolio flows driven by global uncertainty over the monetary policies in advanced economies led to depreciation of the Turkish lira and caused core inflation indicators to rise with the pass-through effect. Consequently, inflation expectations deteriorated slightly during the last six months of 2013. PPI inflation rose to 6.97% and the course of producer prices suggested that cost pressures on consumer prices increased.

In 2014, annual consumer inflation increased by 0.8 points year-on-year to 8.2%, rising above the uncertainty band around the inflation target. This increase was mostly driven by the depreciation of the Turkish lira as well as the sharp increase in food prices. Throughout the year, inflation followed a volatile course shaped by food price and exchange rate developments. In the first half of 2014, inflation soared due to considerable depreciation of the Turkish lira and surge in food prices and ended the mid-year significantly above the value implied by the target. Despite the slowdown in the second half of the year, thanks to plunging international oil prices and the partial correction in unprocessed food prices, annual inflation ended the year with a high year-end value. Consequently, medium-term inflation expectations followed a downward track in the fourth quarter after trending upward earlier in the year. In line with the outlook for import prices, annual PPI inflation declined to 6.4% in 2014.

Uncertainty Band around Target and Inflation Realizations

Table 13

	Dec. 2010	Dec. 2011	Dec. 2012	Dec. 2013	Dec.2014
Uncertainty Band (upper limit)	8.5	7.5	7	7	7
Uncertainty Band (lower limit)	4.5	3.5	3	3	3
Realization	6.4	10.4	6.2	7.4	8.2

Source: TURKSTAT, CBRT

The following table presents the percentage changes in producer and consumer prices for the years indicated:

Inflation

Table 14

Year	Producer Price Index	Consumer Price Index
	(percentage change)
2010	8.9	6.4
2011	13.3	10.4
2012	2.5	6.2
2013	7.0	7.4
2014	6.4	8.2

Source: TURKSTAT

EDUCATION

According to the Address Based Population Registration System, the adult literacy rate among individuals aged 6 years and over increased sharply from 80.5% in 1990 to 96.1% in 2014. The rate for men and women was 98.7% and 93.6%, respectively. Over the years, increasing primary school attendance rates have been influential in reducing the illiteracy rate.

According to the Ministry of Development, total student enrollment in the educational year 2014-2015 was 23.6 million, of whom 4.9% were in pre-primary school, 45.3% were in primary school, 24% were in secondary school and 25.6% were in university. The number of university students continues to increase year after year.

ENVIRONMENT

During the 1990s, Turkey experienced increasing environmental pressures as a result of rapid urbanization and rapid sectoral growth in energy, industry and transport. Among these environmental pressures, Turkey experienced industrial and municipal pollution, erosion, waste management inadequacies and water, air and noise pollution, particularly in urban areas, such as Istanbul, Ankara, Izmir, Kocaeli, Mersin and Adana.

The Ministry of Environment and Forestry (renamed in 2011 as the “Ministry of Environment and Urbanization”), which is authorized to enforce environmental laws and regulations by imposing fines, civil and criminal sanctions or shutting down facilities, was formed in 2004. Turkey made significant advances in the latter half of the 1990s by reforming its environmental legislation to harmonize with the EU acquis, increasing environmental management capacity and increasing environmental investments. Provincial and local governments now exercise more power with regard to environmental issues. There are 81 provincial offices of the Ministry of Environment and Urbanization. In addition, the Supreme Environmental Board, which is composed of senior government officials, was established in 1996.

Partnership arrangements and other agreements have been made with private sector groups, including the cement, automobile, textile, sugar, and leather industries, for early compliance with environmental legislation. Considerable progress has been achieved in the environmental performance of export-oriented industries, and projects have been launched for ensuring environmentally sound performance of small and medium-sized enterprises. Since 1994, the private sector has been incentivized to invest in environmental protection through the use of matching grants, covering up to 50% of the costs of environmental investments, and tax exemptions.

In 2008, the Ministry of Environment and Urbanization initiated a study to identify and remove environmentally harmful incentives in cooperation with other related institutions.

Turkey continues to cooperate with international environmental initiatives. Turkey is a party to most of the multilateral environmental agreements. Turkey is active in regional environmental initiatives such as the Mediterranean Technical Assistance Program, the Mediterranean Action Plan, the Black Sea Environment Program and Regional Agenda 21, which is a program for continuing development in Central Asian Republics and Balkan countries, pursuant to which these countries will operate under the same agenda regarding environmental issues.

As a candidate country for the EU, various environmental initiatives have been initiated by Turkey. The Environment Chapter opened as part of Turkey’s EU accession negotiations on December 21, 2009 following the fulfillment of the opening benchmarks. The Accession Process requires Turkey to address certain current environmental concerns, including, among others, water quality, the control of dangerous chemical substances and waste management. In January 2001, the European Commission (the “EC”) permitted Turkey and 12 other candidate nations to join the European Environmental Agency prior to becoming full members of the EU.

Turkey has made significant advances towards developing its environmental legislation and provincial and local governments have been given increased power with respect to regulating environmental matters. However, problems remain with regard to implementation of environmental policies and as a result environmental issues persist.

COMPETITION LAW

The Law on the Protection of Competition (Law No. 4054, the “Competition Act”) is the basic legislation which provides the framework for antitrust and merger control rules. The purpose of the Competition Act, which was adopted by the Grand National Assembly of Turkey on December 7, 1994, is to prevent agreements, decisions and practices preventing, distorting or restricting competition in markets for goods and services, and abuse by those undertakings dominant in the market, and to ensure the protection of competition by providing the necessary regulations and performing oversight to this end.

The Competition Act prohibits the following:

•	Agreements and concerted practices between undertakings, and decisions and practices of associations of undertakings which have as their objective or effect, or likely effect, the prevention, distortion or restriction of competition directly or indirectly in a particular market for goods or services (i.e., agreements involving price fixing, market sharing, etc.);

•	Abuse by an undertaking or association of undertakings of their dominant position in a particular field; and

•	Mergers or acquisitions that create or strengthen an undertaking’s dominant position and significantly decrease competition.

The Competition Act has been enforced by the Turkish Competition Authority (“TCA”) since 1997, when the TCA was formed, and the Competition Board is the decision-making body of the TCA. In addition, the Competition Board has the authority to adopt secondary legislation designed to assist in the implementation of the Competition Act, which is in line with the legislation of the European Union.

The TCA is stand-alone entity and is granted administrative and financial autonomy. The TCA is a related body of the Ministry of Customs and Trade, but is independent in fulfilling its duties.

The Competition Board has the power to impose an administrative fine of up to 10% of the annual gross revenue of an applicable entity on the undertakings or associations of undertakings or the members of such associations that violate the Competition Act. Moreover, an additional administrative fine of up to 5% of the fine referenced in the previous sentence is imposed on an undertaking’s/association of undertaking’s managers or employees who are determined to have had a decisive influence with respect to the violation. Undertakings or associations of undertakings or their managers and employees who actively cooperate with the TCA for purposes of disclosing violations of the Competition Act may not be fined or fines may be reduced due to such cooperation. The Competition Act also provides for turnover-based fines for certain procedural violations, such as failure to provide requested information; providing incomplete, false or misleading information; hindering or complicating on-the-spot inspections; executing unauthorized mergers or acquisitions, which are subject to review by the Competition Board, or failure to comply with the decisions of the Competition Board.

Furthermore, the Competition Act empowers the Competition Board to impose structural remedies (i.e., divestiture of certain assets) and behavioral remedies (i.e., elimination of certain conduct such as refusal to deal or amendments to certain provisions in agreements involving resale of goods by dealers) in the event the Competition Act is violated. As a final matter, the TCA is empowered to submit its opinions regarding draft legislation to the relevant administrative and legislative bodies.

The following table presents a summary of the files concluded by the TCA between 2010 and 2014:

Files Concluded

Year	Competition Infringement	Exemptions and Negative Clearance	Mergers and Acquisitions[1]	Other 2	TOTAL
2010	252	96	276	23	647
2011	283	54	253	27	617
2012	303	50	303	31	687
2013	191	58	213	30	492
2014	163	59	215	27	464
TOTAL	1,192	317	1,1260	138	2907

[1]	Including privatizations.
[2]	Including decisions taken in response to a Council or State Decision and other matters (e.g. requests for a re-evaluation of the decision).

Source: Competition Authority

In 2010, the following secondary legislation was adopted:

•	Communiqué No. 2010/2 on Hearings held vis-à-vis the Competition Board, which sets forth rules and procedures for hearings held by the Competition Board;

•	Communiqué No. 2010/3 on the Regulation of the Right of Access to File and Protection of Trade Secrets explains the procedures and principles for determining whether information or documents obtained during the enforcement of the Competition Act qualifies as trade secrets and for protecting such information and documents that have been classified as trade secrets.

•	Communiqué No. 2010/4 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board was published in the Official Gazette in 2010 and effective as of January 1, 2011. Communiqué No. 2010/4 replaced former Communiqué No. 1997/1. This Communiqué imposes new principles and procedures concerning mergers and acquisitions that are required to be authorized by the Competition Board and provides for a new notification system based on the turnover of undertakings instead of the old system based on market share and turnover as set forth in the former Communiqué No. 1997/1.

In 2011, the following legislation was adopted:

•	Articles 3, 20, 22, 27, 30 and 37 of the Competition Act were amended, in part to amend provisions regarding the composition of the Board and powers of the President of the TCA in delegating work to TCA staff.

•	Two guidelines on Communiqué No. 2010/4 were issued. One of the guidelines was with respect to remedies that are acceptable to the TCA and the other was with respect to ancillary restraints in mergers and acquisitions. The purpose of this Communiqué is to determine and announce the mergers and acquisitions which require notification to and authorization by the Competition Board.

In 2012, the following legislation was adopted:

•	Communiqué on the Procedure for the Applications about Competition Infringements (Communiqué No. 2012/2). The Communiqué determines and announces procedures for the intended applications to the TCA regarding the possible infringements of competition law and procedures for evaluating such applications within the Authority.

•	Communiqué on the Amendments Made to the Communiqué Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board (Communiqué No. 2010/4), (Communiqué No. 2012/3). With this communiqué, the merger notification thresholds have been amended. According to the amended (new) communiqué, authorization of the Board shall be required for the transactions which satisfy either one of the following thresholds:

(a) Total turnovers of the transaction parties in Turkey exceed TL 100 million, and turnovers of at least two of the transaction parties in Turkey each exceed TL 30 million, or

(b) The turnover in Turkey for the acquired assets or operations in acquisition transactions, or for at least one of the transaction parties in merger transactions exceeds TL 30 million, and at least one of the other transaction parties has a global turnover exceeding TL 500 million.

Communiqué No. 2012/3 also revoked the previous exceptions in the Communiqué no 2010/4 in relation to the affected market.

In 2013, the following legislation was adopted:

•	Block Exemption Communiqué on Specialization Agreements (Communiqué No: 2013/3): The purpose of this Communiqué is to establish the conditions for granting block exemption to specialization agreements between undertakings from the application of the provisions of Article 4 of the Competition Act.

•	Communiqué on the Procedures and Principles to be Pursued in Pre-Notifications and Authorization Applications to be Filed with the Competition Authority in Order for Acquisitions via Privatization to Become Legally Valid (Communiqué No: 2013/2): The purpose of this Communiqué is to establish and announce the procedures and principles to be pursued in pre-notifications and authorization applications to be filed with the Competition Authority in order for acquisitions realized by the Privatization Administration or by other public institutions and organizations to become legally valid, in accordance with Article 7 as well as Article 27, Paragraph 1, Subparagraph f of the Competition Act.

•	Guidelines on the General Principles of Exemption: The Competition Act dated July 2, 2005 and numbered 5388 abolished the obligation to notify the Board of the agreements, concerted practices and decisions of associations of undertakings that are under the scope of Article 4 of the Act. Since the obligation to notify was abolished, in principle, undertakings and associations of undertakings should make the assessment for exemption on their own without notifying the Board. The purpose of these guidelines is to draw a general framework about the scope of Article 4 and the principles for the application of the conditions listed in Article 5 as well as to set out the criteria used in the assessment of exemption.

•	Guidelines on the Assessment of Non-Horizontal Mergers and Acquisitions: The purpose of these Guidelines is to lay down the general principles to be taken into consideration in the initial assessments to be conducted by the Competition Board in relation to non-horizontal mergers and acquisitions.

•	Guidelines on Horizontal Cooperation Agreements: The purpose of these Guidelines is to establish the principles that shall be taken into consideration in the assessment, within the framework of Article 4 and 5 of the Competition Act, of agreements between undertakings, decisions of associations of undertakings and concerted practices with the nature of a horizontal cooperation.

•	Guidelines on Cases Considered as a Merger or an Acquisition and the Concept of Control: The cases considered as a merger or an acquisition are specified in Article 5 of the Communiqué no 2010/4 Concerning the Mergers and Acquisitions Calling for the Authorization of the Competition Board (the Communiqué). Accordingly, a merger by two or more undertakings or the acquisition of direct or indirect control over all or part of one or more undertakings by one or more undertakings or by one or more persons who currently control at least one undertaking, through the purchase of shares or assets, through a contract or through any other means shall be considered a merger or an acquisition within the scope of Article 7 of the Act, provided there is a lasting change in control. Cases considered as a merger or an acquisition as per Article 7 of the Act are given in these Guidelines.

In 2014, the following legislation was adopted:

•	Guidelines On the Assessment Of Exclusionary Abusive Conduct by Dominant Undertakings: These Guidelines were published in order to describe the elements the Competition Board (“Board”) must take into consideration when assessing exclusionary abusive conduct by dominant undertakings under article 6 of the Competition Act, to increase transparency, and thus to minimize the uncertainties that may arise in the interpretation of the article by the undertakings.

•	Competition Assessment Guide: the Guide aims to provide a methodology for government agencies in evaluating competitive impacts of draft or existing legislation. It includes a checklist setting forth questions for detecting unnecessary restraints on competition.

Turkish competition law is parallel to EU competition law and the implementation of competition policy in Turkey is one element of a much larger national initiative to advance beyond the Customs Union Agreement and achieve formal membership in the European Union. The Competition Act covers only antitrust and merger control rules. Regarding legislative alignment with the acquis communautaire in the field of competition rules and administrative capacity of the TCA, the 2011 Progress Report prepared by the European Commission reiterates that Turkey has made progress in adapting the acquis, administrative capacity is high and operational independence of the TCA is satisfactory. The Report indicated the need to make certain alignments with the acquis in some fields. Under Law No. 6015, published in the Official Gazette (No. 27738) dated October 23, 2010, the State Aid Monitoring and Supervision Board monitors and supervises state aids in line with the relevant acquis communautaire.

The TCA actively attends the meetings of Organization for Economic Cooperation and Development, United Nations Conference on Trade and Development, and International Competition Network on a regular basis and presents written papers and oral presentations while attending other meetings in the international space. The TCA has signed Memorandums of Understandings with the competition agencies of Korean Republic (2005), Romania (2005), Bulgaria (2007), Portugal (2008), Bosnia and Herzegovina (2010), Mongolia (2010), Russia (2011), Croatia (2011), Austria (2011), Northern Cyprus (2012), Egypt (2012), Kazakhstan (2013), and of Ukraine (2013) each in an aim to promote cooperation in the field of competition law and policy.

INTELLECTUAL PROPERTY

Turkish Copyright Law No. 5846 (enacted in 1951, as amended in 1995 by Law No. 4110) provides protection for scientific and literary works (including computer programs), musical works, artistic works (including textile and fashion designs), cinematographic works, and derivations. Under this law, an author has the exclusive right to perform, authorize or present his works which fall into one of the above mentioned categories, including the rights of adaptation, reproduction, distribution, performance presentation and broadcast. This law has a 70-year term of protection for these economic rights and also recognizes moral rights, which include an author’s right to claim authorship of the work and to object to any distortion, mutilation or other modification of their work that would be prejudicial to their honor or reputation.

Since its founding, Turkey has ratified a number of international agreements that were important in the patent and trademark field, including the Paris Convention in 1925 and the Madrid Agreement in 1930. Turkey became a Member State of the World Intellectual Property Organization (“WIPO”) in 1976. Turkey was also a member of the former International Patent Institute (“IIB”) which was integrated into the European Patent Office in 1978. Turkey participated in the preparatory work for establishing a centralized European patent granting system, including the Luxembourg Inter-Governmental Conference in 1969 and the Munich Diplomatic Conference in 1973.

Under Decree Law No. 544, which became effective in June 1994, a government authority with financial and administrative autonomy, named the Turkish Patent Institute (“TPI”), was established to adapt to the modern industrial property system of developed countries. Decree Law No. 544 was amended by the “Law on Establishment and Functions of Turkish Patent Institute” (Law No. 5000) in November 2003. Further, Law No. 5194,came into force on June 22, 2004 and amended other laws which provided protection for patents, trademarks, industrial design and geographical indications. Under this Law, the penalty provisions of Decree Laws 551, 554, 555, and 556 were updated and harmonized with EU standards. However, a Constitutional Court decision in 2008 annulled the criminal sanctions related provisions of patent, designs and geographical indications.

The main task of the TPI is to perform registration pursuant to provisions of relevant acts of industrial property, which currently concerns patents and utility models, trademarks, industrial designs, topographies of layout-designs of integrated circuits and geographical indications. In addition, TPI performs the following: acts as a mediator in the performance of license transactions; acts as an expert before the courts; guides technological transfers and submits such information for the benefit of the public; cooperates with national/international institutions; and ensures the implementation of agreements in the field of industrial property rights. This attempt in modernization resulted in the enactment of various laws, decree laws, and regulations between 1994 and 2005.

A founding member of the World Trade Organization, Turkey adopted its national industrial property legislation in 1995. Turkey’s intellectual property legislation was reviewed successfully by the TRIPS (Trade Related Aspects of Intellectual Property Rights, a part of the World Trade Agreement) Council most recently in 2012.

Turkey has also been a member of the European Patent Organization since 2000, which enables it to obtain patent protection in up to 38 European countries, including four extension states on the basis of a single application. Turkey has ratified the revised version of the EPC (EPC 2000), which came into force on December 13, 2007. The revision aims to provide for the adaptation and harmonization of the EPC with international laws, particularly TRIPS and Patent Law Treaty (PLT).

In June 1995, Turkey enacted the Decree Law (No. 556) which brought Turkish trademark law into compliance with the requirements of three international agreements. This Decree fulfills obligations under amendments to the 1883 Paris Convention (the “Paris Convention”), which enables citizens of member states to obtain equal protection under the laws of the other member states. It also provides citizens of a member state with a six-month period after the first registration of a trademark to register in other member states. This Decree incorporates provisions of applicable law as they apply to trademarks so as to harmonize Turkish law in terms of protection, enforcement and customs procedures designed to prevent trade in counterfeit goods. Finally, it complies with the requirements of the European Community Customs Union Decision (the “Customs Union Decision”). In the area of trademark law, the Customs Union Decision requires adoption of the provisions of EC Directive 89/104, which harmonizes the laws of the member states relating to trademarks.

Turkey also ratified the Madrid Protocol and entered it into force on January 1, 1999. The Madrid Protocol is one of the two treaties governing the system of international registration of trademarks to which 87 states are a party as of August 2011. It aims to render the Madrid System more flexible and more compatible with the domestic legislation of certain countries that have not been able to assent to the Agreement.

The Trademark Law Treaty has been in effect in Turkey as of January 1, 2005. This treaty makes national and regional trademark registration systems more user-friendly. This is achieved through the simplification and harmonization of procedures and through removing pitfalls, thus making the registration system safe for the owners of marks and their representatives.

The Turkish Patent Decree Law No. 551 provides a legal framework for the issuance and protection of patents and utility model certificates that complies with TRIPS and the Customs Union Decision. Turkey has also ratified the Strasbourg Agreement concerning international patent classification and the Patent Cooperation Treaty (“PCT”). The PCT makes it possible to seek patent protection for an invention simultaneously in each of a number of countries by filing an international patent application.

Turkey ratified the Locarno Agreement in November 30, 1998 establishing international classification and the Geneva Act of the Hague Agreement concerning international registration.

A Council was established in 2008. It aims, among other things, to coordinate the relevant governmental bodies in order to increase the effective enforcement and implementation of intellectual property rights. The council is headed by Undersecretaries of the Ministry of Science, Industry and Technology and the Ministry of Tourism and Culture. The council is composed of both the relevant governmental bodies and the Turkish Union of Chambers and Commodity Exchanges, the highest body representing the private sector.

In 2007, the EU identified the opening benchmark for “Chapter 7 (Intellectual Property Law)”. An action plan, in this context, was prepared and submitted to the EU on March 24, 2008 and the Negotiating Position Document for Chapter 7 was submitted to the EU for evaluation in April 2008. In line with the Action Plan and the 2008 National Program, a number of draft laws, including, but not limited to, Law on Protection of Designs, Trademarks Law, Law of Patent and Utility Model and Law on Geographical Indications were prepared to be harmonized with the acquis. Negotiations with the EU on closing such benchmarks have been continuing.

The TPI currently administers bilateral cooperation protocols with the IPR Offices of the following countries: Austria, Azerbaijan, Brazil, China, Bosnia & Herzegovina, Czech Republic, Denmark, France, Georgia, Italy, Kyrgyzstan, Macedonia, Mongolia, Morocco, Russia, Uzbekistan, and Sweden, Tunisia, Albania and Moldova.

International Agreements Ratified by Turkey

NAME	Establishment Date	Number of Parties	Turkey’s Position	Recent Developments and Participation
Convention Establishing World Intellectual Property Organization	1967	184	YES	May 12, 1976

Agreement Establishing World Trade Organization (WTO)	1995	153	YES	March 26, 1995

European Patent Convention (EPC)	1973	37	YES	November 1, 2000

IP Protection

Paris Convention for the Protection of Industrial Property	1883	173	YES Since October 10, 1925 London Act.	Stockholm Act Article (1-12) since 1995 Article (13-30) since 1976

Patent Law Treaty (PLT)	2000	25	Signed January 2, 2000	Not ratified

Trademark Law Treaty (TLT)	1994	45	YES	January 1, 2005

Singapore Treaty on the Law of Trademarks	2006	19	Signed March 28, 2006	Not ratified

Global Protection System

Budapest Treaty on the International Recognition of the Deposit of Micro-Organisms for the Purposes of Patent Procedure	1977	72	YES	November 30, 1998

The Hague Agreement Concerning the International Deposit of Industrial Designs (Geneva Act.)	1999	57	YES	January 1, 2005

Protocol Relating to Madrid Agreement	1989	81	YES	January 1, 1999

Patent Cooperation Treaty (PCT)	1970	142	YES	January 1, 1996

Classification

Locarno Agreement Establishing an International Classification for Industrial Designs	1968	51	YES	November 30, 1998

Nice Agreement Concerning the International Classification of Goods and services for the Purposes of Registration of Marks	1957	83	YES	January 1, 1996

Strasbourg Agreement Concerning the International Patent Classification (IPC)	1971	61	YES	January 1, 1996

Vienna Agreement Concerning International Classification of the Figurative Elements of Marks	1973	28	YES	January 1, 1996

Statistics Regarding Industrial Property Rights Applications/Registrations/Grants

Table 15

	2010	2011	2012	2013	2014
Number of Patent Applications	8343	10241	11599	12053	12375
Number of Utility Model Applications	3033	3244	3788	3541	3568
Number of Trademark Applications	85466	117723	111143	100608	111544
Number of Industrial Design Applications	6972	7989	8423	8782	9028

Source: Turkish Patent Institute

Table 16

	2010	2011	2012	2013	2014
Number of Patent Granted	5510	6539	7816	8925	8530
Number of Utility Model Issued	2050	1976	2299	2037	2561
Number of Trademarks Registered	43851	42059	64721	83189	87545
Number of Industrial Designs Registered	6841	7388	7767	8393	8265

Source: Turkish Patent Institute

SOCIAL SECURITY SYSTEM

The pay as you go social security system in Turkey has been run by the Social Security Institution (SSI) since 2006. The SSI is responsible for conducting all operations of the active/passive insured and their dependents regarding retirement and health services.

Before 2006, there were three different social security institutions which provided service to the insured depending on their working status (worker, self-employed, civil servant). Because of this fragmented system, the insured were unfairly receiving different levels of services depending on their working status including health services and retirement parameters. In addition, the budget deficits of these institutions were growing rapidly. Because of these reasons, studies on a fair and financially sustainable social security reform had begun in early 2000s.

In 2008, the social security system was amended by the Social Security and Universal Health Insurance Law (Law No.5510). The most important parameters of the social security system are provided in the table below.

Table 17

	Before the Reform	After the Reform (Law 5510)
Retirement Age (women/men)	58 / 60 (for new entries)	Gradual increase to 65 for both genders starting from 2035

Contribution Period • Workers • Others	• 7000 days • 9000 days	• 7200 days • 9000 days

Valorization of Contribution for SSK and BK	100% real GDP growth + 100% CPI	30% real GDP growth + 100% CPI

Replacement Rate
• Civil servant • Others	• 50% + 1% for each year • 3.5% for the first 10 years; 2% for the next 15 years; 1.5% for the remaining years	2% for each year

Source: UT

In addition to eliminating the differences between the services that the insured receive, one of the most important features of the reform was to repress the rapidly growing deficits of the social security system. Total budgetary transfers to the SSI were 4.4% of GDP in 2014.

Revenues and Expenditures of Social Security Institution

Table 18

Million TL	2010	2011	2012	2013	2014
Revenues	95	124	143	163	184
Expenditures	122	141	160	183	204
Rev. - Exp.	-27	-16	-17	-20	-20
Budgetary Transfers (BT)	55	53	59	71	77
BT as % of GDP	5.0%	4.1%	4.2%	4.6%	4.4%

Source: SGK (in Turkish)

The goals of the reform in health services are:

•	Implementation of General Health Insurance which covers the entire population,

•	Countrywide implementation of family medicine and

•	Easier access to all health care services by the insured.

The compulsory unemployment insurance system was introduced in 1999. The Turkish Employment Agency is responsible for all transactions and services related to unemployment insurance. Contribution rates for unemployment insurance are 2% for the employer, 1% for the employee and 1% for the State based on the employee’s gross salary.

The first unemployment payments were made in March 2002. As of December 2014, the total asset value of the Unemployment Insurance Fund was TL 81.4 billion.

Personal Pension System

Law No. 4632 (Individual Pension Savings and Investment System) aims to (a) establish the regulation and supervision of the individual pension system which is complementary to the state social security system on the basis of voluntary participation and a fully funded defined contribution, with a view towards directing individual pension savings to long term investments, (b) improve welfare level during retirement by providing a supplementary pension income and (c) contribute to economic development by creating long-term resources for the economy and thereby increasing opportunities for employment. The Personal Pension System commenced on October 27, 2003. As of the end of 2014, there were 19 pension companies, 5,092,871 participants and 5,807,319 active pension contracts in the system, while the total amount of funds reached TL 37.8 billion.

According to the Law No. 6327, which came into force in June 2012, the tax deduction incentive was replaced by a state match of 25% for the contributions made by the participants within the system. This match is capped at the annual gross minimum wage for each participant. This new incentive, aiming to increase the effectiveness of the system in attracting pension savings, came into effect on January 1, 2013. Whereas the total number of participants at the end of 2012 was 3,128,130, as a result of the new incentive, the number of new participants who have entered into the system has increased by approximately 2 million between 2013 and 2014.

EXCHANGE RATES AND EXCHANGE POLICIES

The Central Bank continued to implement the floating exchange rate regime in 2010 along with the inflation-targeting regime. A strong foreign exchange reserve position is important for emerging economies like Turkey to curb the unfavorable effects of potential internal and external shocks to the economy and to boost confidence in the country. Therefore, in 2010, the Central Bank held foreign exchange buying auctions to build up reserves. The maximum daily amount to be purchased in auctions was set at U.S.$60 million, with U.S.$30 million being the auction amount and the remaining U.S.$30 million being the optional amount. Due to the growing capital inflows to Turkey, the Central Bank decided to increase the maximum daily amount to be purchased in auctions to U.S.$80 million, with U.S.$40 million being the auction amount and U.S.$40 million being the optional amount, effective from August 3, 2010. In order to benefit from capital inflows more effectively and to enhance resilience against volatile capital flows, the Central Bank decided to alter the method of foreign exchange buying auctions on October 4, 2010 in an attempt to strengthen foreign exchange reserves. According to this new method, in the event of improvement in liquidity conditions and strengthening capital inflows, the Central Bank could raise the maximum daily amount to be purchased through auctions in order to accelerate foreign exchange reserve accumulation. From October 4, 2010 to December 31, 2010, Central Bank purchased U.S.$5.8 billion. The total amount of foreign exchange purchased in 2010 with auctions was U.S.$14.9 billion. The Central Bank did not exercise any selling intervention or selling auction in 2010.

The Central Bank continued to implement the floating exchange rate regime in 2011. Amid strong capital inflows to Turkey in the first quarter of 2011, further FX purchase auctions were held with the objective to strengthen the Central Bank’s reserves as much as possible. In the second quarter of 2011, rising concerns over global growth and sovereign debt sustainability in some European countries deteriorated risk appetite and had an adverse impact on capital flows to emerging economies, including Turkey. In view of these developments, the amount to be purchased via daily FX auctions was reduced in May and June, and FX purchase auctions were suspended as of July 25, 2011. Given the heightened uncertainty due to aggravated concerns over global growth and sovereign debt sustainability in some European countries as of late July, with a view to providing the market with FX liquidity, on August 5, 2011, the Central Bank started to hold FX sale auctions, when deemed necessary. In September 2011, the Central Bank announced that the selling amount was set as the maximum daily amount to be sold on the days of FX sales. The amount to be sold could also be lower than the maximum selling amount when deemed necessary. In November, the Central Bank decided to announce the maximum amount of FX that can be sold via auctions on every working day for the subsequent two working days. In December, the Central Bank increased the maximum amount of FX that can be sold within two working days following the daily FX auctions to U.S.$1.70 billion and the amount that can be sold other than exceptions to U.S.$1.35 billion. Starting from January 6, 2012, the Central Bank started to hold intra-day foreign exchange sale auctions when necessary. Given the improving current account balance dynamics following the decisions taken at the MPC meeting on January 24, 2012 as well as the abrupt changes in global conditions, the regular FX sale auctions were suspended as intra-day FX sale auctions proved relatively more efficient and better-suited to meet the objectives of the monetary policy than the regular auctions. Moreover, on October, 18, 2011, December 30, 2011 and January 2 to 4, 2012, direct FX sale interventions were performed in response to unhealthy price formations in exchange rates due to loss of market depth. The last four direct FX sale interventions were conducted in the context of additional monetary tightening which was started on December 29, 2011 as a response to deteriorated inflation outlook and delivered on so-called “exceptional” days in the first half of 2012. Although additional monetary tightening has been implemented mainly via open market operations, it also featured unsterilized (effective) foreign exchange sales and interventions in order to prevent inflation expectations from being adversely affected by exchange rate movements detached from fundamentals.

With a view of providing the market with FX liquidity, FX required reserve ratios were reduced in July, August and October 2011. In addition, interest rates on weekly FX deposits at the FX and Deposit Markets were slightly reduced in August 2011. The maturity of FX deposits that banks can buy from the Central Bank was extended from one week to one month in December 2011. Furthermore, in order to ease FX liquidity in the interbank FX markets, the Central Bank resumed its intervention in the FX Deposit Markets in November 2011.

Moreover, in September 2011, the Central Bank introduced a new facility, Reserve Option Mechanism (ROM), which allows banks (and later on other financial institutions) to maintain reserve requirements for Turkish lira liabilities in US Dollar and/or Euro up to a certain threshold. According to this mechanism for each Turkish lira reserve requirement, the banks can bring equivalent FX amount weighted by a factor called Reserve Option Coefficient. In September 2011, this facility allowed banks to maintain FX reserves for Turkish lira reserve requirements up to 10%. This option was first raised to 20% and then 40% in October 2011. In 2012, this option was gradually further raised to 45%, in to 50% in May 2015 and 55% in June 2015. Since this facility is used by the banks almost fully, it increased the FX reserves of the Central Bank.

On October 27, 2011, the Central Bank updated the reserve requirement ratios for Turkish Lira deposits for related maturities and set the range between 5% and 11%. In addition, the reserve requirement ratios for foreign exchange deposits and liabilities were adjusted on October 5, 2011, with a range set between 6% and 11% depending on maturity.

On December 28, 2011, the Central Bank announced that, in addition to the daily one-week repo auctions, the Central Bank will start holding one-month (4 weeks) repo auctions every Friday. The one-month repo auctions are to be held in the traditional auction method and each institution’s total bid amount is to be limited to an announced auction amount. Auctions commenced on December 30, 2011. For the period of December 30, 2011 to January 26, 2012, upper limits were set as TL 2.0 billion for the total funding through one-month auctions and TL 3.0 billion for each week’s auction. On May 29, 2012, the MPC decided to set the amount of daily funding via quantity auctions between TL 1.0 and TL 5.0 billion. On June 21, 2012, the MPC decided to keep the amount of daily funding via quantity auctions between TL 1.0 and 5.0 billion until July 19, 2012. The upper limit for each one-month repo auction to be held between June 22 and July 21, 2012 was set at TL 5.0 billion.

On March 29, 2012, the limit for standard gold reserves that may be held to meet reserve requirements for foreign currency liabilities, excluding precious metal deposit accounts, was decreased from 10% to 0%. On June 21, 2012, it was announced that the upper limit for gold reserves that might be held to maintain Turkish lira reserve requirements was raised from 20% to 25%, and banks were allowed to hold Turkish lira reserve requirements in gold over the total amount calculated by multiplying the first tranche corresponding to 20% of Turkish lira reserve requirements by a reserve option coefficient (“ROC”) of “1” and the second tranche corresponding to 5% of Turkish lira reserve requirements by a ROC of “1.5.”

On August 3, 2012, the Central Bank announced certain technical amendments to the Communiqué on Reserve Requirements no. 2005/1 relating to operational processes with respect to reserve requirements. These amendments stipulate that, as is the case with FX reserve requirements, the Turkish lira equivalent of FX reserves maintained for Turkish lira reserve requirements will be calculated by using the exchange rates announced in the Official Gazette on the calculation date; the US dollar reserves held by the Central Bank to maintain Turkish lira reserve requirements will not be less than 50% of total FX reserves; and the carryover limit will be 5%. On September 11, 2012, the Central Bank announced that in order to maintain required reserves consistent with the composition of foreign currency liabilities, banks must maintain their required reserves against their U.S. dollar-denominated liabilities in U.S. dollars only.

In 2011, the amount of FX purchased via FX purchase auctions totaled U.S.$6.45 billion, while the total amount of FX sold through FX sale auctions and direct interventions amounted to U.S.$13.60 billion. Furthermore, in 2012, an FX amount of U.S.$2.46 billion sold through FX sale auctions and direct interventions. Gross FX reserves of the Central Bank excluding gold stood at U.S.$78.46 billion at the end of 2011 and U.S.$84.00 billion on July 13, 2012.

Central Bank Direct Interventions and Auctions in (million USD)

Table 19

	Interventions		Auctions
	Purchase	Sale	Purchase	Sale
2010	—	—	14,865	—
2011	—	2,390	6,450	11,210
2012	—	1,450	—	1,006
2013	—	—	—	17,610
2014*	—	3,151		11,200

*	As of December 31, 2014 (Includes direct sales to State Energy Enterprises)

Source: CBT.

In the second half of 2012, the Central Bank continued to implement the floating exchange rate regime along with the inflation targeting framework (having no nominal or real exchange rate target, and with intervention unlikely unless the level of exchange rate seemed decoupled substantially from macroeconomic fundamentals, hurting inflation and financial stability goals). The Central Bank continued to construct the Reserve Option Mechanism (ROM), which allows Turkish banks to hold a certain portion of their TL required reserves in foreign exchange (FX) and gold, during the second half of 2012 and increased the ROCs by 0.2% for all of the tranches except the first tranche (compared to July 2012). The utilization rate of this mechanism reached around 90% as of the end of 2012. The mechanism so far appears to support the resilience of the economy to cross-border capital flows and facilitate the liquidity management of the banking system.

As of December 21, 2012, ROM-based foreign exchange reserves were valued at U.S.$27.2 billion (an increase of U.S.$16.9 billion from the previous year), and the ROM-based gold reserves were valued at U.S.$12.5 billion (an increase of U.S.$10.2 billion from the previous year). To further strengthen the Central Bank’s FX reserves, the Central Bank increased the export rediscount credits limits several times during 2012. In sum, export rediscount credits added U.S.$8.3 billion to the Central Bank’s net international reserves. Overall, total gross international reserves of the Central Bank reached U.S.$119.1 billion as of the end of 2012. Additionally, the Central Bank provided nearly U.S.$2.5 billion to the market through interventions and auctions in 2012.

Due to increasing cross-border capital flows during 2012, the Central Bank gradually increased the foreign exchange required reserve ratios to a range of 6% to11.5% (with 6% for the longest maturity, and 11.5% for the shortest maturity) from 5% to 11%. Moreover, the Central Bank’s foreign exchange lending rate was 4.5% for US Dollars and 5.5% for Euro. In the last meeting of the Monetary Policy Committee (MPC), on December 25, 2012, the MPC increased foreign exchange lending rates for US Dollars and Euro to 10% due to favorable global financial market conditions.

During 2013, the CBRT implemented new revisions to Reserve Option Mechanism for gold and FX facilities. These revisions included an increase in ROCs for gold option on January 22, 2013, an increase in ROCs for gold and FX option on March 26, 2013, addition of new tranches for FX and gold on March 26, 2013, an increase in ROCs for FX option on April 16, 2013, an increase in ROCs for FX option and addition of new tranches for FX on May 16, 2013, an increase in ROCs for FX option on December 26, 2013. The latest tranches and corresponding ROCs as of December 31, 2014 are described below.

Table 20

FX Facility Tranches (%)	ROC
0-30	1.4
30-35	1.5
35-40	1.8
40-45	2.6
45-50	2.9
50-55	3.1
55-60	3.2

Source: Central Bank

Following the tapering signal by the U.S. Federal Reserve Board in May 2013, most emerging countries’ risk premiums exhibited an upward trend until late 2013. Accompanied with domestic risk factors, the Turkish lira lost value against major currencies (e.g. US Dollar, Euro) beyond what peer emerging countries have experienced. To contain potential risks due to currency depreciation (e.g. a rise in inflation due to pass through), the CBRT has implemented additional monetary tightening and conducted unsterilized foreign exchange selling auctions (amounting to approximately U.S.$17 billion for the whole year). There were also increases in the upper limit of the interest rate corridor in mid-2013. Further, the CBRT conducted forward guidance on the likely path of the CBRT average funding rate in fourth quarter of 2013. The CBRT announced that the rate would be close to the upper limit of the corridor until the end of the year.

In the beginning of 2014, Turkey experienced external and internal developments with strong effects on its exchange rate and risk premium. In order to contain the negative impact of these developments on inflation and macroeconomic stability, the CBRT decided at its interim MPC meeting on January 28, 2014 to deliver a strong and front-loaded monetary tightening and to simplify its operational framework. Accordingly, the marginal funding rate was raised from 7.75% to 12%, the interest rate on borrowing facilities provided for primary dealers on repo transactions within open market operations was raised from 6.75% to 11.5%, and the CBRT borrowing rate was raised from 3.5% to 8%. With regard to the simplification of the operational framework, the CBRT decided to provide liquidity from the one-week repo rate instead of the marginal funding rate, and the one-week repo rate was increased from 4.5% to 10%. This simplified framework has been kept in operation throughout 2014, with several downward revisions to the one-week repo rate and to the interest rate corridor.

During the same time period, the CBRT provided FX liquidity to the market by direct currency intervention and daily FX sale auctions. Considering the developments in FX volatility, the limits on daily FX sales were revised several times which set the minimum amount between U.S.$10 million to U.S.$40 million. Moreover, the CBRT announced that the required portion of the FX requirements of energy-importing SEEs would be met directly by the Undersecreteriat of the Treasury and the CBRT as of December 17, 2014. In 2014, an FX amount of U.S.$14.35 billion was sold through FX sale auctions and direct intervention.

As of December 19, 2014, ROM-based foreign exchange reserves were valued at U.S.$33 billion (from U.S.$34.1 billion in 2013), and the ROM-based gold reserves were valued at U.S.$15.1 billion (an increase of U.S.$14.8 billion from the previous year). As of August 1, 2014, the CBRT limit the foreign currencies that can be maintained for Turkish lira required that the reserves be within the scope of the Communiqué on Reserve Requirements No. 2013/15 to the U.S. dollar only. To further strengthen the Central Bank’s FX reserves, the Central Bank increased the export rediscount credits limits several times during 2013 and 2014. In sum, export rediscount credits added U.S.$12.7 billion in 2013 and U.S.$13 billion in 2014 to the Central Bank’s net international reserves. Overall, international reserves of the Central Bank reached U.S.$127.3 billion as of the end of 2014.

In order to maintain balanced growth and capital inflows for the upcoming global monetary policy normalization, the CBRT has changed the foreign exchange deposit rates that apply to banks to borrow from the CBRT within their limits through the Foreign Exchange Deposit Market. As of October 9, 2014, the rates for one-week maturity borrowings from the CBRT as a last resort facility were reduced from 10% to 7.5% for the US Dollar and from 10% to 6.5% for the Euro. Moreover, considering the increase in banks’ balance sheets and in CBRT’s international reserves, it raised the banks’ transaction limits at the Foreign Exchange and Banknotes Markets from U.S.$10.8 billion to U.S.$22.6 billion as of December 10, 2014.

The following table displays the average and the period-end rates of exchange of Turkish Lira per US Dollar, Japanese Yen and against the US Dollar-Euro currency basket:

Exchange Rates

Table 21

Period Average Year	Turkish Lira per U.S. Dollar	Turkish Lira per Euro	Turkish Lira per 100 Japanese Yen	Turkish Lira per Currency Basket(1)
2010	1.51	2.00	1.72	1.75
2011	1.68	2.33	2.11	2.01
2012	1.80	2.32	2.27	2.06
2013	1.91	2.53	2.04	2.22
2014	2.19	2.91	2.08	2.50

Period End At
December 31st
2010	1.55	2.06	1.90	1.80
2011	1.91	2.47	2.46	2.19
2012	1.79	2.36	2.08	2.08
2013	2.14	2.94	2.03	2.54
2014	2.32	2.83	1.95	2.58

(1)	The basket consisting of U.S.$0.5 and EUR0.5.

Source: CBRT

Note: CBRT’s foreign exchange effective selling rates.

INTERNATIONAL LENDING

The Undersecretariat of the Turkish Treasury, together with the World Bank, launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008 covering the period from 2008 to 2011. Under the CPS, U.S.$7.64 billion was provided consisting of development policy loans (58%) and investment loans (42%). U.S.$4.11 billion of this amount was secured between January 2010 and June 2011.

The current Country Partnership Strategy (Current CPS) covering the period from 2012 to 2015 was launched on March 27, 2012 with anticipated financing from the World Bank for Turkish government programs of up to U.S.$4.45 billion during the four-year period, consisting of development policy loans (35%) and investment loans (65%).

In addition, the Current CPS provides financing for private sector investments and guarantees against non-commercial risks by the International Finance Corporation (“IFC”) and Multilateral Investment Guarantee Agency (“MIGA”), respectively. IFC and MIGA are members of the World Bank Group (“WBG”).

As of June 30, 2014, under the Current CPS, the WBG delivered financing of over U.S.$5.5 billion, including U.S.$ 2.7 billion from the World Bank, U.S.$2.8 billion from the IFC and U.S.$ 65 million from the MIGA.

The CPS Progress Report which was prepared within the context of the CPS Mid-term Review became effective on October 3, 2014. The Progress Report reviews the completed and projected activities within the Current CPS Program, including program and project financing as well as analytical studies. In the context of the CPS Mid-term Review, the Current CPS period has been extended one year until June 30, 2016.

As a result of the extension, the CPS financial package has been increased by up to U.S.$2 billion, reaching U.S.$6.45 billion in total, consisting of development policy loans and investment loans, which will be secured by the World Bank. In addition, the Current CPS, as extended, is expected to provide financing for private sector investments by the International Finance Corporation (IFC) between in the amount of U.S.$600-650 million for each fiscal year 2015 and 2016. Moreover, the MIGA is also expected to increase its portfolio in Turkey.

As of December 31, 2014, U.S.$3.85 billion (U.S.$1.9 billion for budget financing and U.S.$ 1.95 billion for investment financing) has been provided by the World Bank. A summary of the program and investment loans approved during the 2012-2016 period under the Current CPS are as follows:

Program Loans	Original Amount		USD Equivalent	Board Approval	Loan Agreement
Environmental Sustainability and Energy Sector (ESES) DPL3		€455,400,000	$600,000,000	Mar 27, 2012	Apr 06, 2012
Competitiveness and Savings Development Policy Loan (CSDPL)		€624,100,000	$800,000,000.	Jun 06, 2013	Jun 07, 2013
Turkey Sustaining Shared Growth DPL		€367,400,000	$500,000,000	Jul 24, 2014	Aug 22, 2014

Investment Loans
Private Sector Renewable Energy and Energy Efficiency Project - Add. Finance	$ €	235,000,000 183,600,000	$500,000,000	Nov 22, 2011	Dec 5, 2011
SME Energy Efficiency		$201,000,000	$201,000,000	Mar 27, 2013	May 6, 2013
Third Access to Finance for SMEs (SME III)		$300,000,000	$300,000,000	Jun 26, 2013	Aug 22, 2013
Renewable Energy Integration		€217,600,000	$300,000,000	May 9, 2014	Jul 10, 2014
Gas Sector Development - Add. Finance		$400,000,000	$400,000,000	Jul 02, 2014	Oct 02, 2014
Innovative Access to Finance	$ €	190,000,000 44,100,000	$250,000,000	Jul 22, 2014	Aug 22, 2014

On May 17, 2010, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an IMF staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On May 28, 2010, the IMF staff mission concluded its review and published its preliminary conclusions, and on July 30, 2010, the Executive Board of the IMF concluded the Article IV consultation and post-program monitoring with the Republic. The Executive Board of the IMF commended Turkey for far reaching reforms and prudent fiscal policy that limited exposure and paved the way for an effective response to the global financial crisis and contributed to a robust economic recovery. The Executive Board noted that the main challenge for the Republic is containing external imbalances that could undermine the economic recovery.

On February 11, 2011, the Executive Board of the IMF concluded the Second Post-Program Monitoring Discussions with Turkey. The Executive Board welcomed the strong recovery of the Turkish economy during 2010, with output exceeding its pre-crisis level and unemployment moderating significantly, but noted the sharply widening Current Account deficit. The Executive Board stated that Turkey’s main challenge is determining the right policy mix in the face of vulnerabilities arising from excessive domestic demand and volatile short-term capital flows. The Executive Board recognized that Turkey’s favorable near-term growth prospects and healthy balance sheets would likely continue to attract capital inflows, but also noted that predominantly short-term capital inflows have increased the Republic’s exposure to capital flow reversal and associated re-pricing risks. The Executive Board welcomed Turkey’s increased focus on systemic financial-sector risk and a moderate tightening of macro-prudential measures. A number of Executive Board directors, however, called for further action in these areas. The Executive Board also encouraged progress on structural reforms to enhance competitiveness and resilience to capital inflows.

Between March 16, 2011 and April 5, 2011, an IMF staff mission visited Turkey for the Financial Sector Assessment Program (FSAP) update. FSAP assessments include a financial stability assessment, which is the responsibility of the IMF, and a financial development assessment, which is the responsibility of the World Bank. The Financial System Stability Assessment for Turkey, including the main findings of the 2011 FSAP update for Turkey, was endorsed by the IMF during the IMF Executive Board meeting on November 30, 2011 and was published on September 7, 2012.

On September 6, 2011, an IMF staff mission visited Turkey for the purpose of conducting an Article IV consultation for fiscal 2011. The IMF staff mission concluded its review on November 30, 2011, and published its staff report on January 27, 2012. The staff noted that Turkey entered the global economic crisis with stronger private and public sector balance sheets than many other countries in the region, due to institutional reforms and improved policy frameworks adopted earlier in the decade. The staff also noted that a deft macroeconomic and financial policy response during the global economic crisis enhanced policy credibility. However, an inadequate policy response to renewed capital flows caused growth to revert to its previous unbalanced path, and an overvalued real exchange rate and abundant external financing caused demand to become skewed toward imports resulting in the current account deficit widening sharply. The staff report commented on various other economic developments and policies in Turkey, including recommending structural reforms to prevent the emergence of a negative output gap as the current account is corrected.

An IMF staff mission visited Turkey between May 31 and June 6, 2012 to discuss recent economic developments and preparations for the 2012 Article IV consultation discussions. In their conclusion statement, the IMF staff stated that the economy is decelerating toward a soft landing, thus the imbalances built over the last two years are diminishing.

During the G-20 meeting held in Los Cabos on June 18-19, 2012, Turkey declared its commitment to contributing to global financial stability by increasing the resources of the IMF. On June 19, 2012, it was announced that the Central Bank of the Republic of Turkey will contribute up to U.S.$5 billion to the IMF, to be counted as part of its international reserves. The note purchase agreement between the IMF and the Central Bank of the Republic of Turkey became effective on October 17, 2013.

On September 13, 2012, the IMF staff mission visited Turkey in the context of 2012 Article IV consultations. The IMF staff mission concluded its review on September 26, 2012, and published its staff report on December 21, 2012. In its report the staff noted that Turkish authorities set the stage for more sustainable and balanced growth in 2012, accompanied by declines in the Current Account deficit and inflation. The staff also emphasized the importance of the tighter fiscal policy proposed in the Republic of Turkey’s 2013 budget. They also noted that in the current environment of volatile capital flows, the Central Bank’s more flexible policy framework served the Turkish economy well. Additionally, the staff explained that the Turkish banks appear well-positioned for the introduction of Basel III.

After the last payment on May 14, 2013, Turkey’s outstanding debt to the IMF due to the Stand-by Arrangements was settled.

Between September 19, 2013 and October 1, 2013, the IMF mission visited Turkey as part of the annual Article IV consultations. On November 20, 2013, the Executive Board of the IMF concluded the Article IV consultation with Turkey and the staff report was published on December 20, 2013. In its report the staff noted that the economic activity accelerated and domestic demand got stronger. However, these improvements came with a deteriorating external account and inflation remaining above target. The staff underlined that monetary stance should be tightened and the monetary policy framework should be normalized with a clearer focus on inflation. On fiscal policy, while mentioning that the fiscal targets for 2013 are on track to be met, the staff noted that the fiscal stance was expansionary and should be reined in. They also stated that increasing national savings and improving competitiveness were central to addressing vulnerabilities, which would require ambitious medium-term fiscal targets and comprehensive structural reforms. In addition, the report praised the sound performance of the Turkish financial system, while advising against downside risks.

The IMF mission visited Turkey again from April 24 to April 30, 2014 in preparation for the 2014 Article IV regular consultations. No press release was issued following the mission’s visit.

Between September 11 and 24, 2014, the IMF mission visited Turkey to hold discussions for the 2014 Article IV regular consultation. On November 21, 2014, the Executive Board of the IMF concluded the Article IV consultation with Turkey and the staff report was published on December 5, 2014. In its report, the staff noted that Turkey’s economy has grown by 6% on average since 2010, which was a significant achievement. However, low national saving and competitiveness challenges are constraining investment and exports. The staff also noted that monetary policy needs to focus on the inflation target, and macro prudential policies should also be reinforced. The staff commended the fact that the financial system remains well capitalized and capital adequacy ratios are high on average, and mostly based on high quality capital, while noting that a tighter fiscal stance would contribute to reducing the external imbalance and relieving pressure on monetary policy.

In 2010, the Islamic Development Bank Group (IDBG) approved the Member Country Partnership Strategy for the Republic of Turkey, which is the first strategy document ever approved by the IDBG. Within the scope of the Strategy, the IDBG provided €2.2 billion of financing for projects in Turkey during the period covered by the Strategy, namely 2010-2013. As of the end of 2014, IDBG has provided U.S.$2.7 billion of financing for projects in Turkey for the period 2010-2014.

As one of the founding members, Turkey became a recipient country of the EBRD in 2008. As of the end of 2014, EBRD has provided €4.7 billion of financing for projects in Turkey, mostly in the private sector. The annual bank investment (signed operations) of EBRD in Turkey was €1.37 billion in 2014. As EBRD suspended its operations in Russia in 2014, Turkey became first among countries invested in by the EBRD in terms of loan volume in 2014. Accordingly, the EBRD operations in Turkey are expected to reach €2 billion in 2015. The EBRD has demonstrated its confidence in the future of the Turkish economy by making its EBRD Office in Istanbul a regional hub, covering the Central Asian operations of the EBRD as well. In addition, the EBRD opened another office in Gaziantep in September of 2014.

Turkey is one of the founding members of the Black Sea Trade and Development Bank (BSTDB). The BSTDB has provided €147.7 million of financing for projects in Turkey between 2010 and 2014. According to the 2015-2018 Country Strategy, the BSTDB plans to invest approximately €37 to €55 million per year in Turkey.

The Republic signed a total of €650 million, €920 million, €1.1 billion, €1.5 billion and €1.1 billion worth of various financing agreements with the European Investment Bank in 2010, 2011, 2012, 2013 and 2014, respectively.

Turkey is one of the founding members of the Council of Europe Development Bank (CEB). The CEB provided €730 million of financing for projects in Turkey from 2010 to 2014.

FOREIGN TRADE AND BALANCE OF PAYMENTS

FOREIGN TRADE

Turkey has increasingly diversified its export products and markets, with industrial products claiming an increasing share of total exports. In 2009, the increasing trend in exports was interrupted by the global economic crisis as Turkey’s trade partners went into serious economic recession. Therefore, Turkish export performance was hit by reduced export demand from countries, especially in the EU and decreased by approximately 22.6% in 2009, compared to the previous year.

In 2010, total exports were U.S.$113.9 billion, an 11.5% increase when compared to 2009. In 2011, exports increased by 18.5% to U.S.$134.9 billion. In 2012, exports increased by 13% to U.S.$152.5 billion and in 2013, exports decreased by 0.4% to U.S.$151.8 billion. In 2014, exports increased by 3.8% to U.S.$157.6 billion. In the meantime, because domestic demand also increased, import demand increased considerably by 31.7% and 29.8% in 2010 and 2011 respectively. Since imports increased more than exports, the trade deficit and hence the current account deficit also increased and reached pre-crisis levels. While the trade deficit (including shuttle trade) and the current account deficit were U.S.$53.0 billion and U.S.$40.2 billion in 2008 respectively, the trade deficit increased significantly to U.S.$56.3 billion and the current account deficit increased to U.S.$45.3 billion in 2010, U.S.$89.2 billion and U.S.$75 billion respectively in 2011 and the trade deficit and the current account deficit U.S.$65.4 billion and U.S.$48.5 billion respectively in 2012. The trade deficit and the current account deficit were U.S.$79.9 billion and U.S.$64.7 billion respectively in 2013, U.S.$63.6 billion and U.S.$46.5 billion respectively in 2014 The increase in imports stemmed partly from the increase in energy prices and partly from the expansion in economic activity.

The composition of exports has shifted substantially from agricultural products to industrial products. Industrial exports accounted for 95% of total exports in 2008 while the share of agricultural products was 3%. In 2013, this outlook did not change significantly. In addition to traditional export goods such as textiles and clothing products, food products and beverages, rubber and plastic products, metal products, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture have been gaining greater importance. In 2013, while textiles and clothing products increased 8.8% to U.S.$27.4 billion, exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 6.4% to U.S.$75.0 billion. In 2014, textiles and clothing products increased 6.4% to U.S.$29.2 billion. Additionally, exports of food products and beverages, rubber and plastic products, basic metals, machinery and equipment, electrical machinery and apparatus, motor vehicles and trailers, other transportation and furniture decreased by 4.4% to U.S.$78.1 billion.

Turkey entered into the Customs Union with the EU in 1996. Within this context, customs duties for all industrial products imported from the EU were abolished and the Common Customs Tariff of the EU was adopted. In the case of processed agricultural products, the EU and Turkey have agreed upon the establishment of a system in which Turkey differentiates between the agricultural and industrial components of the duties applicable to these products. Accordingly, Turkey has abolished the duties applicable to the industrial component for products originating in EU and EFTA countries, while duties applicable to the agricultural products still apply. However, the EU has granted customs duty concessions for a number of Turkish products, and Turkey has extended to the EU the limited concessions that it allows to EFTA countries. Within the framework of this agreement, customs duties for ECSC products originating in the EU and EFTA countries were gradually decreased and were fully abolished in January 1999.

In order to comply with the common commercial policy of the EU in the textile and clothing sector, Turkey has harmonized its legislation to the EU’s quota and surveillance measures for that sector. A decree on state aid has also been brought into force in line with EU state aid regulations, limiting the scope of state aid to research and development, environmental protection, market research, training activities, refunds on agricultural products and other aid compatible with Turkey’s obligations under multinational agreements.

Turkey’s principal trading partners have traditionally been EU member countries. In 2013, EU member countries accounted for 41.5% of total exports and 37.7% of total imports. The largest total export market for Turkish products was Germany, which accounted for 9% of total exports in 2013 compared to 8.6% in 2012. In 2014, EU member countries accounted for 43.5% of total exports and 36.7% of total imports. In addition, the largest total export market for Turkish products was Germany, which accounted for 9.6% of total exports in 2014 compared to 9.0% in 2013.

To date, Turkey has made the most progress in aligning itself with the preferential agreements of the EC and has signed 15 numerous trade agreements that include Central and Eastern European countries, EFTA countries and Israel and there are still several agreements to be concluded with other countries. As a part of this process, Turkey has also adopted the EU’s General System of Preferences (“GSP”) towards the lesser developed countries. Turkey’s adoption of the EU’s preferential agreements enables it to participate in the EU trade arrangements with Central and Eastern European and Mediterranean countries. Turkey was integrated in the Pan-European Cumulation of Origin effective as of January 1, 1999. The free trade agreements that have been executed and Turkey’s participation in the Pan-European Cumulation of Origin are expected to further diversify the composition and destination of Turkish exports.

The following table presents Turkey’s total imports, exports and terms of trade for the years indicated:

Table 22

Terms of Trade-Foreign Trade, Value, Volume

	2010	2011	2012	2013	2014
Exports f.o.b (1)	113.9	134.9	152.5	151.8	157.6
Imports c.i.f (2)	185.5	240.8	236.5	251.7	242.2
Consumption goods	24.7	29.7	26.7	30.4	29.0
Capital goods	28.8	37.3	33.9	36.8	36.0
Intermediate goods	131.4	173.1	174.9	183.8	176.7
Total Exports
Value	11.5	18.5	13.0	-0.4	3.8
Price	3.4	11.5	-2.7	0.1	-1.4
Volume(3)	7.9	6.4	16.2	-0.5	5.3
Total Imports(2)
Value	31.7	29.8	-1.8	6.4	-3.8
Price	8.4	14.9	-2.6	-1.6	-2.9
Volume(3)	21.4	13.1	0.9	8.2	-0.9
Terms of Trade	-4.6	-3.0	-0.4	1.4	2.1

Source: TURKSTAT

(1)	Excluding transit trade and shuttle trade.
(2)	Excluding transit trade and non-monetary gold.
(3)	Volume changes are obtained by dividing value changes by price changes.

The following table presents the composition of Turkey’s exports by sector of trade for the periods indicated:

Table 23

Exports (FOB)* by Sectors and Commodity

Annual

						Percentage Change (%)
	(in millions of U.S. dollars unless otherwise indicated)
	2010	2011	2012	2013	2014	2011/10	2012/11	2013/12	2014/13
Agriculture and forestry

Agriculture, hunting and related service activities	4,934,710	5,166,596	5,188,858	5,653,323	6,029,749	4.7	0.4	9.0	6.7
Forestry, logging and related service activities	4,919,250	5,148,007	5,167,145	5,626,402	6,007,500	4.7	0.4	8.9	6.8
	15,461	18,590	21,713	26,921	22,249	20.2	16.8	24.0	-17.4

Fishing

Fishing, aquaculture and service activities incidental to fishing	156,014	186,017	190,340	258,177	346,537	19.2	2.3	35.6	34.2
	156,014	186,017	190,340	258,177	346,537	19.2	2.3	35.6	34.2

Mining and quarrying

Mining of coal and lignite; extraction of peat	2,687,124	2,805,449	3,160,765	3,879,449	3,406,108	4.4	12.7	22.7	-12.2
Extraction of crude petroleum and natural gas	6,538	5,864	6,660	3,416	8,524	-10.3	13.6	-48.7	149.5
Mining of metal ores	100,472	126,405	229,919	248,808	226,136	25.8	81.9	8.2	-9.1
Other mining and quarrying	1 280,265	1,213,947	1,338,680	1,729,264	1,367,763	-5.2	10.3	29.2	-20.9
	1,299,848	1,459,233	1,585,505	1,897,960	1,803,684	12.3	8.7	19.7	-5.0

Manufacturing

Manufacture of food products and beverages	105,466,686	125,962,537	143,193,911	141,358,199	147,063,673	19.4	13.7	-1.3	4.0
Manufacture of tobacco products	6,702,887	8,880,453	9,514,194	10,664,446	11,157,572	32.5	7.1	12.1	4.6
Manufacture of textiles	295,712	301,161	415,340	465,440	554,938	1.8	37.9	12.1	19.2
Manufacture of wearing apparel; dressing and dyeing of fur	10,932,274	12,920,412	13,259,405	14,740,647	15,414,345	18.2	2.6	11.2	4.6
Tanning and dressing of leather; manufacture of luggage, handbags, saddlery, harness and footwear	10,617,877	11,633,424	11,955,404	12,703,715	13,774,339	9.6	2.8	6.3	8.4
Manufacture of wood and of products of wood and cork, except furniture; manufacture of articles of straw and plaiting ma	656,482	773,480	913,714	1,119,089	1,153,163	17.8	18.1	22.5	3.0
Manufacture of paper and paper products	572,954	653,294	658,431	724,289	853,569	14.0	0.8	10.0	17.8
Publishing, printing and reproduction of recorded media	1,194,369	1,407,263	1,646,891	1,933,665	1,984,840	17.8	17.0	17.4	2.6
Manufacture of coke, refined petroleum products and nuclear fuel	141,420	163,950	157,514	154,496	167,516	15.9	-3.9	-1.9	8.4
Manufacture of chemicals and chemical products	4,153,298	6,122,477	7,179,744	6,299,799	5,728,616	47.4	17.3	-12.3	-9.1
Manufacture of rubber and plastics products	5,705,513	6,742,722	7,308,244	7,614,807	7,961,092	18.2	8.4	4.2	4.5
Manufacture of other non-metallic mineral products	4,887,391	6,240,692	6,430,097	7,029,917	7,540,140	27.7	3.0	9.3	7.3
Manufacture of basic metals	3,988,850	4,042,172	4,083,453	4,289,985	4,329,006	1.3	1.0	5.1	0.9
Manufacture of fabricated metal products, except machinery and equipment	14,426,576	17,062,183	29,109,842	17,516,405	16,636,398	18.3	70.6	-39.8	-5.0
Manufacture of machinery and equipment n.e.c.	4,972,611	6,230,149	6,589,003	7,067,823	7,430,414	25.3	5.8	7.3	5.1
Manufacture of office, accounting and computing machinery	9,059,416	11,126,283	11,856,605	12,779,481	13,591,595	22.8	6.6	7.8	6.4
Manufacture of electrical machinery and apparatus n.e.c.	133,812	140,303	147,973	177,687	189,324	4.9	5.5	20.1	6.5
Manufacture of radio, television and communication equipment and apparatus	4,863,596	5,863,094	5,859,416	6,459,928	6,364,651	20.6	-0.1	10.2	-1.5
Manufacture of medical, precision and optical instruments, watches and clocks	1,950,504	2,110,837	2,511,008	2,047,306	2,234,260	8.2	19.0	-18.5	9.1
Manufacture of motor vehicles, trailers and semi-trailers	412,176	498,727	628,171	789,300	833,518	21.0	26.0	25.7	5.6
Manufacture of other transport equipment	14,856,618	17,043,514	16,244,049	18,245,643	19,217,801	14.7	-4.7	12.3	5.3
Manufacture of furniture; manufacturing n.e.c.	1,659,460	1,992,358	1,780,943	2,340,254	2,398,340	20.1	-10.6	31.4	2.5
	3,282,891	4,013,587	4,944,472	6,194,074	7,548,236	22.3	23.2	25.3	21.9

Electricity, gas and water supply

Electricity, gas, steam and hot water supply	181,375	148,789	190,211	28,970	88,884	-18.0	27.8	-84.8	206.8
	181,375	148,789	190,211	28,970	88,884	-18.0	27.8	-84.8	206.8

Wholesale and retail trade
Waste and scrap	451,656	631,901	534,800	605,984	672,861	39.9	-15.4	13.3	11.0
	451,656	631,901	534,800	605,984	672,861	39.9	-15.4	13.3	11.0

Real estate, renting and business activities

Other business activities	2,037	583	544	3,422	2,556	-71.4	-6.7	529.3	-25.3
	2,037	583	544	3,422	2,556	-71.4	-6.7	529.3	-25.3

Other community, social and personal service activities

Recreational, cultural and sporting activities	3,617	4,997	2,307	15,113	4,043	38.1	-53.8	555.2	-73.3
Other service activities	3,617	4,996	2,286	15,107	4,024	38.1	-54.2	560.8	-73.4
	0	1	21	6	18	427.3	1880.5	-68.6	183.3

Total	113,883,219	134,906,869	152,461,737	151,802,637	157,614,412	18.5	13.0	-0.4	3.8

*	Excluding shuttle and transit trade

Source: TURKSTAT

Turkey has taken the lead in the establishment of the Black Sea Economic Cooperation Zone, which is intended to create a regional trade organization for the 11 countries surrounding the Black Sea. With the participation of Albania, Armenia, Azerbaijan, Bulgaria, Georgia, Greece, Moldova, Romania, Russian, Serbia, Ukraine and Turkey, the Black Sea Trade and Development Bank has been established to promote economic prosperity and promote regional projects in the area. Turkey has also embarked on efforts to develop new export markets in countries with which Turkey has not traditionally traded. See “Description of Turkey—International Organizations.”

The following table presents Turkey’s exports by country for the periods indicated:

Table 24

	2010	2011	2012	2013	2014	2010	2011	2012	2013	2014
Total	113,883,219	134,906,869	152,461,737	151,802,637	157,614,412	100	100	100	100	100

A-European Union (EU 28)	52,934,452	62,589,257	59,398,377	63,039,810	68,516,759	46.5	46.4	39.0	41.5	43.5

B-Free Zones in Turkey	2,083,788	2,544,721	2,294,934	2,412,824	2,269,847	1.8	1.9	1.5	1.6	1.4

C-Other countries	58,864,980	69,772,890	90,768,426	86,350,002	86,827,807	51.7	51.7	59.5	56.9	55.1

1-Other European Countries	11,124,225	12,734,548	14,166,917	14,213,880	15,184,568	9.8	9.4	9.3	9.4	9.6
2-North African Countries	7,025,168	6,700,805	9,443,604	10,041,750	9,758,254	6.2	5.0	6.2	6.6	6.2
3-Other African Countries	2,257,898	3,633,016	3,913,246	4,103,794	3,996,487	2.0	2.7	2.6	2.7	2.5
4-North American Countries	4,242,435	5,459,299	6,662,554	6,580,293	7,292,336	3.7	4.0	4.4	4.3	4.6
5-Central America and Caraips	597,975	626,293	769,630	1,004,173	938,033	0.5	0.5	0.5	0.7	0.6
6-South American Countries	1,237,356	1,840,351	2,191,084	2,126,991	1,852,385	1.1	1.4	1.4	1.4	1.2
7-Near and Middle Eastern	23,294,873	27,934,772	42,451,153	35,574,660	35,384,093	20.5	20.7	27.8	23.4	22.4
8-Other Asian Countries	8,580,833	10,199,361	10,574,649	12,016,838	11,591,103	7.5	7.6	6.9	7.9	7.4
9-Australia and New Zealand	402,591	480,755	490,339	538,473	600,042	0.4	0.4	0.3	0.4	0.4
10-Other Countries	101,627	163,690	105,250	149,150	230,507	0.1	0.1	0.1	0.1	0.1

D-Selected country groups

1-OECD Countries	57,394,215	67,113,921	66,289,740	68,683,836	76,677,104	50.4	49.7	43.5	45.2	48.6
2- EFTA Countries	2,416,381	1,887,252	2,601,134	1,661,908	3,795,180	2.1	1.4	1.7	1.1	2.4
3-Organization of the Blacksea Economic Cooperation	14,456,173	17,767,964	18,791,305	20,367,992	19,687,841	12.7	13.2	12.3	13.4	12.5
4- Organization for Economic Cooperation	7,617,077	9,291,735	16,563,295	11,898,400	11,717,431	6.7	6.9	10.9	7.8	7.4
5-Commonwealth of Independent States	10,288,272	13,376,636	15,074,703	16,924,418	15,617,110	9.0	9.9	9.9	11.1	9.9
6-Turkish Republics	3,921,072	5,039,884	5,840,703	6,908,137	7,108,346	3.4	3.7	3.8	4.6	4.5
7-Organization of Islamic Cooperation	32,469,556	37,325,434	55,218,487	49,370,615	48,626,264	28.5	27.7	36.2	32.5	30.9

	2010	2011	2012	2013	2014	2010	2011	2012	2013	2014
Total	113,883,219	134,906,868	152,461,737	151,802,637	157,614,412	100	100	100	100	100

Germany	1,179,066	13,950,825	13,124,375	13,702,577	15,147,995	10.1	10.3	8.6	9.0	9.6

Iraq	6,036,362	8,310,130	10,822,144	11,948,905	10,887,848	5.3	6.2	7.1	7.9	6.9

United Kingdom	7,235,861	8,151,430	8,693,599	8,785,124	9,903,435	6.4	6.0	5.7	5.8	6.3

Italy	6,505,277	7,851,480	6,373,080	6,718,355	7,141,223	5.7	5.8	4.2	4.4	4.5

France	6,054,499	6,805,821	6,198,536	6,376,704	6,464,460	5.3	5.0	4.1	4.2	4.1

USA	3,762,919	4,584,029	5,604,230	5,640,247	6,341,841	3.3	3.4	3.7	3.7	4.0

Russia	4,628,153	5,992,633	6,680,777	6,964,209	5,943,045	4.1	4.4	4.4	4.6	3.8

Spain	3,536,205	3,917,559	3,717,345	4,334,196	4,749,947	3.1	2.9	2.4	2.9	3.0

UAE	3,332,885	3,706,654	8,174,607	4,965,630	4,655,710	2.9	2.7	5.4	3.3	3.0

Iran	3,044,177	3,589,635	9,921,602	4,192,511	3,886,190	2.7	2.7	6.5	2.8	2.5

Netherlands	2,461,371	3,243,080	3,244,429	3,538,043	3,458,764	2.2	2.4	2.1	2.3	2.2

Egypt	2,250,577	2,759,311	3,679,195	3,200,362	3,297,857	2.0	2.0	2.4	2.1	2.1

Switzerland	2,056,860	1,484,320	2,124,525	1,014,523	3,207,526	1.8	1.1	1.4	0.7	2.0

Saudi Arabia	2,217,646	2,763,476	3,676,612	3,191,482	3,047,134	1.9	2.0	2.4	2.1	1.9

Romania	2,599,380	2,878,760	2,495,427	2,616,313	3,008,204	2.3	2.1	1.6	1.7	1.9

Israel	2,080,148	2,391,148	2,329,531	2,649,663	2,950,902	1.8	1.8	1.5	1.7	1.9

Belgium	1,960,441	2,451,030	2,359,575	2,573,804	2,939,109	1.7	1.8	1.5	1.7	1.9

Azerbaijan	1,550,479	2,063,996	2,584,671	2,960,371	2,874,859	1.4	1.5	1.7	2.0	1.8

China	2,269,175	2,466,316	2,833,255	3,600,865	2,861,136	2.0	1.8	1.9	2.4	1.8

Poland	1,504,280	1,758,252	1,853,700	2,058,857	2,401,795	1.3	1.3	1.2	1.4	1.5

Others	37,317,457	43,786,983	45,970,523	50,769,896	52,445,432	32.8	32.5	30.2	33.4	33.3

(1)	Countries are ranked by 2014 figures.

Source: TURKSTAT

The value of imports increased from approximately U.S.$7.9 billion in 1980 to approximately U.S.$202 billion in 2008. However, with the global economic crisis the value of imports fell significantly to U.S.$140.9 billion in 2009 and the EU accounted for 40.1% of Turkey’s total imports. In 2010, the value of imports increased to U.S.$185.5 billion and the EU accounted for 38.9% of Turkey’s total imports. In 2011, the value of imports increased to U.S.$240.8 billion and EU share in Turkey’s import was 37.8%. In 2012, the value of imports increased to U.S.$236.5 billion and EU share in Turkey’s import was 37%. In 2013, the value of imports increased to U.S.$251.7 billion and EU share in Turkey’s import was 36.7%. In 2014, the value of imports increased to U.S.$242.2 billion and EU share in Turkey’s import was 36.7%.

In 2013 and 2014, of the main commodity groups, the share of intermediate goods in total imports was 73.0%, while the shares of capital goods and consumption goods in total imports were 13.5% and 12.1%, respectively.

The following table presents the composition (by Broad Economic Classification) of Turkey’s imports (other than non-monetary gold) by sector of trade for the periods indicated:

Table 25

(In Million Dollars, and % changes)

	2010	2011	2012	2013	2014	2011/10	2012/11	2013/12	2014/13
Total	185,544,332	240,841,676	236,545,141	251,661,250	242,177,117	29.8	-1.8	6.4	-3.8

Capital goods	28,818,242	37,270,611	33,925,389	36,771,127	35,995,907	29.3	-9.0	8.4	-2.1
Capital goods (except transportations vehicles)	23,249,739	29,605,450	28,125,442	32,034,334	30,437,762	27.3	-5.0	13.9	-5.0
Transportation vehicles incidental to industry	5,568,503	7,665,161	5,799,947	4,736,793	5,558,145	37.7	-24.3	-18.3	17.3

Intermediate goods	131,445,426	173,140,243	174,930,331	183,811,325	176,721,669	31.7	1.0	5.1	-3.9
Unprocessed materials incidental to industry	12,258,723	16,159,591	15,344,073	13,926,322	13,298,987	31.8	-5.0	-9.2	-4.5
Processed materials incidental to industry	58,733,015	75,482,185	73,612,072	85,896,095	78,849,939	28.5	-2.5	16.7	-8.2
Unprocessed fuels and oils	1,175,578	1,303,880	1,161,641	923,019	847,099	10.9	-10.9	-20.5	-8.2
Parts of investment goods	9,064,329	10,861,237	10,949,032	12,411,705	12,152,091	19.8	0.8	13.4	-2.1
Parts of transportation vehicles	10,580,626	12,334,237	11,128,565	11,890,116	12,187,234	16.6	-9.8	6.8	2.5
Unprocessed materials of food and beverages	2,793,978	4,379,477	3,703,383	3,414,093	4,289,973	56.7	-15.4	-7.8	25.7
Processed materials of food and beverages	1,112,756	1,793,844	2,137,069	2,244,379	2,628,359	61.2	19.1	5.0	17.1
Processed fuels and oils	12,223,206	16,433,500	17,423,952	17,425,970	17,702,419	34.4	6.0	0.0	1.6
Confidential data	23,503,217	34,392,292	39,470,543	35,679,626	34,765,569	46.3	14.8	-9.6	-2.6

Consumption goods	24,734,930	29,692,268	26,699,252	30,415,894	29,006,394	20.0	-10.1	13.9	-4.6
Automobiles	6,819,601	8,474,787	7,248,447	9,126,820	7,717,928	24.3	-14.5	25.9	-15.4
Durable consumption goods	3,499,191	4,337,380	4,352,554	4,962,452	4,663,920	24.0	0.3	14.0	-6.0
Semi-durable consumption goods	5,303,231	6,452,876	5,893,362	6,794,659	6,912,899	21.7	-8.7	15.3	1.7
Non-durable consumption goods	5,531,250	5,894,846	5,177,291	5,392,162	5,642,136	6.6	-12.2	4.2	4.6
Unprocessed of food and beverages	675,953	813,826	808,512	844,854	978,762	20.4	-0.7	4.5	15.8
Processed of food and beverages	1,365,553	1,816,157	1,387,324	1,619,087	1,778,299	33.0	-23.6	16.7	9.8
Gasoline	1,343,232	1,662,262	1,674,633	1,415,040	1,048,594	23.8	0.7	-15.5	-25.9
Transportation vehicles not incidental to industry	196,918	240,134	157,128	260,819	263,857	21.9	-34.6	66.0	1.2

Others	545,734	738,555	990,170	662,904	453,147	35.3	34.1	-33.1	-31.6
Other goods not elsewhere specified	545,734	738,555	990,170	662,904	453,147	35.3	34.1	-33.1	-31.6

Source: Ministry of Development

The following table presents imports (other than non-monetary gold) by country or region of origin for the periods indicated:

Table 26

	2010	2011	2012	2013	2014	2010	2011	2012	2013	2014
Total	185,544,332	240,841,676	236,545,141	251,661,250	242,177,117	100	100	100	100	100

A-European Union (EU 28)	72,391,053	91,439,406	87,657,462	92,457,992	88,783,651	39.0	38.0	37.1	36.7	36.7

B-Free Zones in Turkey	878,447	1,038,057	1,045,827	1,267,869	1,260,771	0.5	0.4	0.4	0.5	0.5

C-Other countries	112,274,832	148,364,213	147,841,852	157,935,389	152,132,695	60.5	61.6	62.5	62.8	62.8
1-Other European Countries	30,101,101	35,668,228	37,206,446	41,319,229	36,367,325	16.2	14.8	15.7	16.4	15.0
2-North African Countries	3,098,091	3,342,055	3,308,343	3,508,479	3,435,769	1.7	1.4	1.4	1.4	1.4
3-Other African Countries	1,725,916	3,424,658	2,613,447	2,522,630	2,502,192	0.9	1.4	1.1	1.0	1.0
4-North American Countries	13,234,069	17,345,670	15,084,268	13,952,865	13,834,992	7.1	7.2	6.4	5.5	5.7
5-Central America and Caraips	622,763	903,455	1,069,126	1,362,167	1,123,835	0.3	0.4	0.5	0.5	0.5
6-South American Countries	2,942,329	4,500,367	4,079,580	3,665,676	3,934,733	1.6	1.9	1.7	1.5	1.6
7-Near and Middle Eastern	13,010,828	20,439,413	21,410,008	22,214,051	20,480,465	7.0	8.5	9.1	8.8	8.5
8-Other Asian Countries	40,343,434	53,143,945	49,602,022	54,648,319	56,162,293	21.7	22.1	21.0	21.7	23.2
9-Australia and New Zealand	493,033	806,922	861,022	1,318,247	637,678	0.3	0.3	0.4	0.5	0.3
10-Other Countries	6,703,268	8,789,500	12,607,589	13,423,725	13,653,413	3.6	3.6	5.3	5.3	5.6

D-Selected country groups
1-OECD Countries	94,162,761	121,327,626	113,723,573	124,206,736	116,518,208	50.7	50.4	48.1	49.4	48.1
2- EFTA Countries	4,002,407	5,845,716	5,238,265	10,652,294	5,716,743	2.2	2.4	2.2	4.2	2.4
3-Organization of the Blacksea Economic Cooperation	32,979,705	38,770,165	41,509,519	41,270,643	40,926,921	17.8	16.1	17.5	16.4	16.9
4- Organization for Economic Cooperation	11,607,394	17,305,837	16,429,472	14,802,005	13,443,503	6.3	7.2	6.9	5.9	5.6
5-Commonwealth of Independent States	28,908,734	33,159,169	35,248,191	34,000,176	33,085,484	15.6	13.8	14.9	13.5	13.7
6-Turkish Republics	2,923,668	3,642,096	3,558,042	3,600,058	2,997,231	1.6	1.5	1.5	1.4	1.2
7-Organization of Islamic Cooperation	22,200,530	31,417,773	31,690,284	32,074,294	29,107,197	12.0	13.0	13.4	12.7	12.0

	2010	2011	2012	2013	2014	2010	2011	2012	2013	2014
Total	185,544,332	240,841,676	236,545,141	251,661,250	242,177,117	100	100	100	100	100

Russia	21,600,641	23,952,914	26,625,286	25,064,214	25,288,597	11.6	9.9	11.3	10.0	10.4

China	17,180,806	21,693,336	21,295,242	24,685,885	24,918,224	9.3	9.0	9.0	9.8	10.3

Germany	17,549,112	22,985,567	21,400,614	24,182,422	22,369,476	9.5	9.5	9.0	9.6	9.2

USA	12,318,745	16,034,121	14,130,546	12,596,170	12,727,562	6.6	6.7	6.0	5.0	5.3

Italy	10,139,888	13,449,861	13,344,468	12,884,864	12,055,972	5.5	5.6	5.6	5.1	5.0

Iran	7,645,008	12,461,532	11,964,779	10,383,217	9,833,290	4.1	5.2	5.1	4.1	4.1

France	8,176,600	9,229,558	8,589,896	8,079,840	8,122,571	4.4	3.8	3.6	3.2	3.4

South Korea	4,764,057	6,298,483	5,660,093	6,088,318	7,548,319	2.6	2.6	2.4	2.4	3.1

India	3,409,938	6,498,651	5,843,638	6,367,791	6,898,577	1.8	2.7	2.5	2.5	2.8

Spain	4,840,062	6,196,452	6,023,625	6,417,719	6,075,843	2.6	2.6	2.5	2.6	2.5

United Kingdom	4,680,611	5,840,380	5,629,455	6,281,414	5,932,227	2.5	2.4	2.4	2.5	2.4

Switzerland	3,153,702	5,018,977	4,304,864	9,645,289	4,821,031	1.7	2.1	1.8	3.8	2.0

Ukraine	3,832,744	4,812,060	4,394,200	4,516,333	4,242,612	2.1	2.0	1.9	1.8	1.8

Greece	1,541,600	2,568,826	3,539,869	4,206,020	4,043,839	0.8	1.1	1.5	1.7	1.7

Belgium	3,213,606	3,959,279	3,690,309	3,843,376	3,863,892	1.7	1.6	1.6	1.5	1.6

Netherlands	3,156,000	4,004,955	3,660,634	3,363,585	3,517,164	1.7	1.7	1.5	1.3	1.5

Romania	3,449,195	3,801,297	3,236,425	3,592,568	3,363,233	1.9	1.6	1.4	1.4	1.4

UAE	698,421	1,649,456	3,596,545	5,384,468	3,253,024	0.4	0.7	1.5	2.1	1.3

Japan	3,297,796	4,263,730	3,601,427	3,453,190	3,199,915	1.8	1.8	1.5	1.4	1.3

Poland	2,620,956	3,496,189	3,058,078	3,184,533	3,082,128	1.4	1.5	1.3	1.3	1.3

Others	48,274,844	62,626,053	62,955,148	67,440,035	67,019,620	26.0	26.0	26.6	26.8	27.7

(1)	Countries are ranged by 2014 figures.

Source: TURKSTAT, Ministry of Development

In 2011, Turkey’s net international reserves were approximately U.S.$110.5 billion. In 2011, gross foreign exchange reserves of the Central Bank were approximately U.S.$78.5 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$22.2 billion. In 2011, net portfolio outflow from Turkey was U.S.$1.8 billion, compared to a U.S.$2.2 billion outflow in 2010.

In 2012, Turkey’s net international reserves were approximately U.S.$137.5 billion. In 2012, gross foreign exchange reserves of the Central Bank were approximately U.S.$100 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$18.3 billion. In 2012, net portfolio outflow from Turkey was U.S.$1.3 billion, compared to a U.S.$1.8 billion outflow in 2011.

In 2013, Turkey’s net international reserves were approximately U.S.$147.9 billion. In 2013, gross foreign exchange reserves of the Central Bank were approximately U.S.$110.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$16.9 billion. In 2013, net portfolio outflow from Turkey was U.S.$1.0 billion, compared to a U.S.$1.3 billion outflow in 2012.

In 2014, Turkey’s net international reserves were approximately U.S.$141.8 billion. In 2014, gross foreign exchange reserves of the Central Bank were approximately U.S.$106.9 billion and commercial banks and special finance house gross foreign exchange reserves (excluding gold and securities portfolio) were approximately U.S.$14.5 billion. In 2014, net portfolio outflow from Turkey was U.S.$1.4 billion, compared to a U.S.$1 billion outflow in 2013.

OTHER GOODS, SERVICES AND INCOME

In addition to merchandise exports and imports, Turkey’s current account is composed of earnings from other goods, services and income. This item includes tourism revenues, interest earnings and other invisible revenues, such as earnings from shipment and transportation, investment income, contractors’ earnings and other official and private services (a residual category).

In 2011, Turkey’s tourism revenues increased by 10.9% to U.S.$25.1 billion. See “Economy—Services—Tourism.” In addition, earnings from primary income were U.S.$4 billion in 2011, compared to U.S.$4.5billion in 2010.

Turkey’s receipts from all services amounted to approximately U.S.$40.9 billion in 2011, which represented an increase of 12.9% from 2010. Secondary income amounted to U.S.$1.9 billion in 2011. On the other hand, the debit for all services and income account amounted to approximately U.S.$32.5 billion ($11.8 billion from income) in 2011, representing an increase of 5.8% (an increase of 1% for primary income) from 2010.

In 2012, Turkey’s tourism revenues increased by 1.2% to U.S.$25.3 billion. See “Economy—Services—Tourism.” In addition, earnings from primary income were U.S.$5 billion in 2012, compared to U.S.$4 billion in 2011.

Turkey’s receipts from all services amounted to approximately U.S.$43.2 billion in 2012, which represented an increase of 5.8% from 2011. Secondary income amounted to U.S.$1.6 billion in 2012. On the other hand, the debit for all services and income account amounted to approximately U.S.$33 billion ($12.2 billion from primary income) in 2012, representing an increase of 1.4% (an increase of 3.3% for primary income) from 2011.

In 2013, Turkey’s tourism revenues increased by 10.5% to U.S.$28 billion. See “Economy—Services—Tourism.” In addition, earnings from primary income were U.S.$4.5 billion in 2013, compared to U.S.$5.0 billion in 2012.

Turkey’s receipts from all services amounted to approximately U.S.$46.6 billion in 2013, which represented an increase of 7.8% from 2012. Secondary income amounted to U.S.$1.4 billion in 2013. On the other hand, the debit for all services and income account amounted to approximately U.S.$37.3 billion ($13.5 billion from primary income) in 2013, representing an increase of 13% (an increase of 10.8% for primary income) from 2012.

In 2014, Turkey’s tourism revenues increased by 5.6% to U.S.$29.6 billion. See “Economy—Services—Tourism.” In addition, earnings from primary income were U.S.$4.3 billion in 2014, compared to U.S.$4.5 billion in 2013.

Turkey’s receipts from all services amounted to approximately U.S.$50.4 billion in 2014, which represented an increase of 8.1% from 2013. Secondary income amounted to U.S.$1.1 billion in 2014. On the other hand, the debit for all services and income account amounted to approximately U.S.$38.7 billion ($13.5 billion from primary income) in 2014, representing an increase of 3.7% (a decrease of 0.3% for primary income) from 2013.

BALANCE OF PAYMENTS

The following table summarizes the balance of payments of Turkey for the periods indicated:

Table 27

in millions of US dollar	2010	2011	2012	2013	2014
CURRENT ACCOUNT	-45.312	-75.008	-48.535	-64.658	-46.516
Trade Balance	-56.325	-89.160	-65.367	-79.907	-63.579
Goods Exports	120.992	142.392	161.948	161.789	168.931
Goods Imports	177.317	231.552	227.315	241.696	232.510
Services	16.594	20.120	22.427	22.844	25.175
Credit	36.192	40.851	43.224	46.615	50.375
Travel receipts	22.585	25.054	25.345	27.997	29.552
Debit	19.598	20.731	20.797	23.771	25.200
Primary Income	-7.212	-7.855	-7.163	-8.986	-9.219
Credit	4.478	3.952	5.034	4.524	4.256
Interest Income	1.094	1.207	2.054	1.778	1.666
Debit	11.690	11.807	12.197	13.510	13.475
Interest Expenditure	5.502	5.289	5.829	5.782	5.699
Secondary Income	1.631	1.887	1.568	1.391	1.107
General Government	563	794	558	643	175
Other Sectors	1.068	1.093	1.010	748	932
Workers’ Remittances	948	1.045	975	877	838

CAPITAL ACCOUNT	-51	-25	-58	-96	-66
FINANCIAL ACCOUNT	-45.131	-66.025	-48.247	-61.958	-42.937
Direct Investment (net)	-7.617	-13.806	-9.177	-8.830	-5.492
Portfolio Investment (net)	-16.083	-22.204	-41.012	-23.986	-20.109
Assets	3.534	-2.688	-2.657	-2.601	741
Liabilities	19.617	19.516	38.355	21.385	20.850
Equity Securities	3.468	-985	6.276	842	2.559
Debt Securities	16.149	20.501	32.079	20.543	18.291
General Government	14.797	17.326	21.658	8.754	4.572
In Turkey	10.715	14.805	16.835	4.133	370
Abroad	4.082	2.521	4.823	4.621	4.202
Other Investment (net)	-34.240	-28.202	-18.872	-39.053	-16.868
Assets	-7.020	-11.197	703	-2.370	1.671
Liabilities	27.220	17.005	19.575	36.683	18.539
Loans	-10.354	-18.070	-9.500	-21.234	-14.988
Monetary Authority	0	0	0	0	0
General Government	1.498	-767	-2.099	-870	-891
Banks	12.900	12.511	5.960	21.636	11.790
Other Sectors	-3.616	7.086	6.456	1.099	5.952
Deposits	13.837	-4.308	7.799	8.633	896
in Monetary Authority	-503	-1.915	-2.243	-2.000	-2.333
in Banks	14.340	-2.393	10.042	10.633	3.229
Reserve Assets	12.809	-1.813	20.814	9.911	-468
NET ERRORS AND OMISSIONS	232	9.008	346	2.796	3.645

Source: CBRT

CURRENT ACCOUNT

Although external demand remained weak amid Europe’s sovereign debt problems, domestic demand grew at a relatively steady pace, leading to a large increase in the foreign trade deficit during 2010. After declining year-on-year due to the global recession and falling commodity prices in 2009, foreign trade prices increased in 2010. Specifically, due to the sharp rise in commodity prices during the second half of 2010, prices of imports increased at a faster pace than prices of exports, leading to a significant deterioration in the terms of trade. Net services revenues dropped by 10.5% year-on-year in 2010 due to the widening foreign trade deficit and the rapid increase in service expenditures, causing the current account deficit to expand. Despite the increased number of tourists in 2010 as compared to 2009, the fall in average expenditures, tourism revenues went down by 1.7% in 2010. Furthermore, transportation costs continued to rise due to rising imports. Thus, the Current Account deficit increased to U.S.$45.4 billion in 2010 (6.2% of GDP).

In the post-crisis recovery period, the Turkish economy followed a robust course, with domestic and external demand displaying divergences in terms of their speed of recovery. Accordingly, imports surged amid robust domestic demand in 2011; whereas, exports exhibited only a mild recovery due to relatively weak external demand. Despite the evident slowdown in imports owing to the policy measures adopted in the second half of the year to balance domestic and external demand, the foreign trade deficit continued to grow in 2011. Consequently, balance-of-payments-defined total exports and imports of goods registered annual increases by 17.7% and 30.6%, respectively, and reached U.S.$143.4 billion, and U.S.$232.5 billion, respectively. As a result, the foreign trade deficit hit U.S.$89.2 billion in 2011, with a year-on-year increase of U.S.$32.8 billion.

Despite weaker external demand conditions amid intensifying downside risks to the global economy due to heightened concerns over sovereign debt sustainability in the Eurozone as well as the perception that the recovery in the U.S. economy would be slower than expected, exports remained relatively stable throughout the year. Exports were mainly driven by base metals, motor vehicles, food products and textiles throughout 2011. All subcategories of imports, particularly base metals, chemicals and chemical products, machinery-equipment and road vehicles, increased amid brisk domestic demand. Having improved in favor of the Turkish economy amid the decline in international energy prices during the global crisis, terms of trade started to deteriorate particularly by the second half of 2009; worsening further in 2011 on the heels of the mild recovery in the post-crisis period, causing energy prices, and in particular, crude oil prices to soar. However, even when excluding energy prices, terms of trade have followed a downward course since the second half of 2009.

The monetary policy implemented by the Central Bank at the end of 2010 to balance domestic and external demand, weakened domestic demand factors, and the increase in net external demand were the main factors underlying the decline in the current account deficit throughout 2012. Measures were taken to decrease credit growth to a sustainable level, which led to a slowdown in imports. Meanwhile, the contraction in private consumption caused exporting sectors to concentrate on foreign markets, which catalyzed the reduction in the current account deficit. The Turkish lira, which maintained its competitiveness, also played a significant role in reducing the current account deficit by contributing to the increase in exports of goods and services. As a consequence, the Current Account deficit was reduced by U.S.$26.5 billion to U.S.$48.5 billion in 2012.

The moderate and steady upward trend in exports that started in the wake of the financial crisis continued throughout 2012. The financial crisis in the EU countries that deepened at the end-2011 impeded Turkey’s exports to the EU. However, the adverse effects of the conditions in the EU were mitigated by diversifying to newer export regions and sectors during this period. Another significant development with respect to exports was the increase in gold exports that started primarily in the second quarter of 2012.

The downward trend in imports that began in the final quarter of 2011 was reversed and there was a limited increase in imports during the last quarter of 2012. Overall, the decline in domestic demand had a restrictive effect on the total demand for imports, and both total imports and imports, excluding the energy sector, decreased in year-on-year terms by 1.8% and 5.8%, respectively.

Tourism and transportation items continued to be the main drivers of goods and services in 2012. Tourism revenues increased in the final quarter of 2012 compared to the same period of the previous year. This was mainly driven by the increase in the number of visitors from outside of the EU, primarily from Asian countries.

Despite the weak global growth, exports managed to maintain a steady pattern in 2013 and stayed at U.S.$162.1 billion level. On the other hand, a significant growth of 6.3% was realized in imports mainly because of historically high gold imports as well as robust domestic demand. Consequently, the balance-of-payments-defined trade deficit rose to U.S.$80 billion in 2013 (U.S.$11.8 billion of which was due to gold imports).

Tourism and transportation items continued to be the main drivers of services in 2013 as in 2012. Tourism revenues increased throughout the year and reached a historical high of U.S.$28 billion in 2013. This was mainly driven by the increase in the number of visitors from outside of the EU, primarily from Russia, Georgia and Asian countries.

As a result of the above factors, the Current Account deficit rose to U.S.$64.7 billion (7.9% of GDP) at the end of 2013.

In 2014, the Current Account deficit of Turkey narrowed by U.S.$18.2 billion to U.S.$46.5 billion (5.8% of GDP). The main factor behind this fall was the collapse of gold imports. After a spike in 2013, the plunge in net gold imports contributed U.S.$7.9 billion to the shrinkage of the Current Account deficit.

Although geopolitical issues affecting Turkey’s important trade partners, such as Iraq, Russia and Ukraine, limited Turkey’s export performance, with the exception of gold exports, exports increased by 4.0% (U.S.$5.9 billion). In addition to the below-the-potential growth, the sharp fall in oil prices over the second half of the year helped in containing energy imports and total imports dropped by 0.6% (U.S.$1.5 billion). In real terms, excluding gold and oil, these figures correspond to 5.5% increase in exports and 1.2% increase in imports. Tourism revenues and shuttle trade, important revenue items in Turkey’s Current Account balance, performed relatively well during 2014 and expanded by 5.8% and 15.6%, respectively.

FOREIGN DIRECT INVESTMENTS

Pro-business foreign direct investment (“FDI”) policies were introduced as part of the modernization of the Turkish economy. FDI legislation, which has been in force since June 17, 2003, provides a secure environment for foreign investors by providing support through several bilateral and multilateral agreements and organizations, all of which helps to ensure equal treatment of domestic and foreign investors, such as granting foreign entrepreneurs the same rights as local entrepreneurs and guaranteeing the transfer of profits, fees and royalties and the repatriation of capital.

The main principles of the FDI Regime are:

•	No Pre-entry Screening Requirement

•	No Minimum Capital Requirement

•	Equal Treatment of Domestic and Foreign Investors

•	Guarantee to Transfer of Proceeds

•	Key Expatriate Personnel Employment

•	Protection Against Expropriation

•	International Dispute Settlement

Turkey has been a member of several international organizations and party to bilateral and multilateral agreements, which provide a more secure investment environment for foreign investors, such as:

•	The Organization for Economic Co-operation and Development (“OECD”), World Trade Organization (“WTO”), International Monetary Fund (IMF), World Bank and various organizations of the World Bank, including Multinational International Guaranty Agency (“MIGA”).

•	Agreements to protect and promote investment which have been signed with 94 countries, 76 of which are currently in force.

•	Agreements to avoid double taxation are currently in effect with 76 countries.

•	Active participation in meetings and activities of the OECD Investment Committee and its working parties, and party to the convention on the International Center for Settlement of Disputes.

•	Investment-related agreements on WTO platforms such as TRIMs (Trade Related Investment Measures) and TRIPs (Trade Related Intellectual Property Rights).

•	Active participant in the WTO working group conducting analytical studies on the relationship between trade and investment.

Net FDI inflows into Turkey amounted to U.S.$12.5 billion in 2014. The following table sets forth foreign direct investment inflows for the years indicated:

Table 28

Foreign Direct Investment

	Equity Capital			Other Capital (Intra- Company Loans)	Real Estate	Total (Net Incurrence of Liabilities)
	Inflows	Liquidation Outflows	Net	Net	Net	(Net)
	(in millions of U.S. dollars)
2010	6,256	-35	6,221	384	2,494	9,099
2011	16,137	-1,991	14,146	17	2,013	16,176
2012	10,759	-633	10,126	520	2,636	13,282
2013	9,866	-568	9,298	110	3,049	12,457
2014	8,708	-254	8,454	-236	4,321	12,539

Source: CBRT

Investments in the services sector accounted for 45.7% of total FDI for 2014, while manufacturing accounted for 33.2% of such total. The following table sets forth FDI inflows (Equity Capital) by sector:

Table 29

Foreign Direct Investment (Equity Capital) by Sector

(in millions of U.S. Dollars)

Sector	2010	2011	2012	2013	2014
Agriculture, Forestry and Fishing	81	32	43	47	61
Mining and Quarrying	136	146	213	242	449
Manufacturing	924	3,597	4,343	2,207	2,894
Electricity, Gas, Steam and Air-conditioning Supply	1,824	4,293	924	2,334	1,322
Water Supply; Sewerage, Waste Management and Remediation	3	2	0	36	3
Construction	310	301	1,427	178	232
Wholesale and Retail Trade	435	709	221	377	1,165
Transportation and Storage	183	222	130	300	142
Accommodation and Food Service Activities	113	122	16	59	23
Information and Communication Services	36	36	133	110	211
Financial and Insurance Activities	1,621	5,883	2,084	3,415	1,535
Real Estate Activities	241	300	173	128	226

Sector	2010	2011	2012	2013	2014
Professional, Scientific and Technical Activities	94	103	78	87	94
Administrative and Support Service Activities	17	55	234	175	93
Public Administration and Defense Compulsory Social Security	0	0	0	0	0
Education	17	68	60	2	0
Human Health and Social Work Activities	112	232	546	106	200
Arts, Entertainment and Recreation	62	13	81	5	2
Other Service Activities	47	23	53	58	56
Activities of Extra-Territorial Organizations and Bodies	0	0	0	0	0
TOTAL	6,256	16,137	10,759	9,866	8,708

Source: CBRT

Historically, firms from the EU member states have had the largest share of FDI in the country. Beginning in 2009, EU member states were significantly affected by the global financial crisis and as a result, fiscal problems arose, and continue to arise, in the region. As a result, many firms in the EU revised their investment strategies and decreased direct investments abroad, including investments in Turkey. Accordingly, Turkey experienced a significant decrease in foreign direct investment in 2009. Globally, net international direct investment decreased 6% in 2013 and increased slightly, by 1%, in 2014. Meanwhile, FDI inflows to Turkey decreased by 9% in 2014, compared to 2013. The share of FDI inflows from European Union countries increased slightly, from 53% to 63%, while the share of FDI inflows from Asian countries decreased from 29% to 20% in 2014. The following table sets forth foreign direct investment inflows (Equity Capital) by country:

Table 30

Foreign Direct Investment (Equity Capital) by Country

(in millions of U.S. Dollars)

	2010	2011	2012	2013	2014

EUROPE	4,939	12,588	7,925	6,400	6,571

Austria	1,584	2,418	1,519	647	50

France	623	999	86	217	280

Germany	597	665	491	1,968	693

	2010	2011	2012	2013	2014

Greece	436	111	58	68	101

Italy	25	111	154	146	490

Luxembourg	311	562	1,186	278	555

Netherlands	486	1,425	1,381	918	2,017

Spain	205	2,251	193	506	76

United Kingdom	245	906	2,044	300	1,049

Other EU Countries	427	3,140	813	1,352	1,260
EFTA Countries	197	323	592	234	324
OTHER EUROPEAN COUNTRIES	5	770	30	894	730
AFRICA	0	0	0	221	42
AMERICA	384	1,485	491	343	325

NORTH AMERICA	378	1,423	471	342	325
USA	323	1,403	439	326	325
Canada	55	20	32	16	0

CENTRAL AMERICA	0	57	16	1	0

SOUTH AMERICA	6	5	4	0	0
ASIA	928	2,055	2,337	2,899	1,770
NEAR AND MIDDLE EAST COUNTRIES	473	1,558	1,593	2,286	1,231
OTHER ASIAN COUNTRIES	455	497	744	613	539
AUSTRALIA	5	9	6	3	0
UNCLASSIFIED	0	0	0	0	0
TOTAL WORLD	6,256	16,137	10,759	9,866	8,708

Source: CBRT

Slowdown in global growth as well as the continued geopolitical tensions are posing risks to global investment sentiment. The West Asia region, which includes Turkey, is one of the most affected regions. Therefore, the gradual decrease in equity inflows between 2011 and 2014 is mostly attributed to global economic health. The election cycle of 2014-2015 in Turkey was another factor that had a negative impact on investment sentiment. However, foreign direct investment inflows remain resilient and began to recover in 2015 and are estimated to surge by around 20% by the end of 2016.

International investment has gained significance due to advances in technology and financial liberalization of world market. Overseas investment provides opportunities for Turkish companies. Turkish companies have extended their overseas operations in recent years in order to benefit from these advantages, such as minimizing the risks could be encountered in a single or limited market, reducing the cost of production (labor force and raw material), overcoming the tariff and non-tariff barriers, utilizing the logistical advantages as well as investment and tax incentives of the host country. This process includes not only greenfield investments but also mergers and acquisitions.

Table 31

Turkish Residents’ Direct Investments by Country

(in millions of U.S. Dollars)

	2010	2011	2012	2013	2014
Europe	12,894	14,229	17,300	19,602	20,653
Africa	530	504	412	589	581
America	1,942	2,756	2,271	2,480	2,845
Asia	5,355	6,355	7,286	7,024	9,564
Oceania and Polar Region	40	53	244	223	295
Total	20,761	23,897	27,513	29,918	33,938
YoY Change	4.20%	15.11%	15.13%	8.74%	13.44%

Source: CBRT

FUTURE DIRECTIONS

Strengthening the private sector’s role in the Turkish economy is an integral part of Turkey’s overall macroeconomic program. Within this framework, Turkey has put efforts for improving the investment climate among the top agenda items and initiated a comprehensive reform program in 2001 in order to streamline all investment-related procedures (the “Reform Program”).

The purpose of the Reform Program is to increase domestic and foreign investments by improving the investment environment. Thus, it is intended to prevent administrative obstacles to investing, reduce or eliminate unnecessary and repetitive bureaucratic transactions and complete investment rapidly. The Reform Program is an on-going improvement initiative.

With a view to provide an efficient institutional structure to coordinate the Reform Program, the Coordination Council for the Improvement of the Investment Environment (“YOIKK”) was established in 2001. The mandate of the YOIKK is to make specific recommendations to the Council of Ministers to remove obstacles to the improvement of the investment climate.

The YOIKK structure consists of 10 technical committees, each of which deals with different aspects of FDI and is chaired by high level officials of related institutions:

1.	Company Transactions and Corporate Governance

2.	Employment

3.	Input Supply Strategy (GITES) and Sectoral Licenses

4.	Investment Location, Environment and Construction Permits

5.	Taxes and Incentives

6.	Foreign Trade and Customs

7.	Intellectual Property Rights and Research & Development

8.	Legislation on Investment Climate and Legislative Procedures

9.	Getting Credit

10.	Infrastructure

Productive collaboration between the public and the private sector is the key factor in this process. To ensure that policy reforms truly reflect and address private sector concerns, direct involvement of companies and investors in this process is critical. Thus, each technical committee consists of representatives from both the private sector and government agencies.

To increase efficiency of the YOIKK, a Steering Committee was established in May 2005, comprised of high level executives of ten Ministries and governmental agencies, and the four leading business associations which have seats on the YOIKK and Investment Advisory Council for Turkey (IAC) platforms. The Undersecretary of Ministry of Economy chairs the Steering Committee. In case of necessity, the Chairman is able to invite other representatives from institutions to committee meetings or to advise the committee.

On February 5, 2007, for the first time in its history, the YOIKK Technical Committees prepared action plans which provided a schedule for all representative institutions from the public and private sectors to finalize works of each Technical Committee. Implementation of the action plans provides a performance measurement for each Technical Committee’s work to improve the investment environment. These action plans were reviewed in line with the changing perspectives and necessities of the business environment and have been announced to the public on a yearly basis since 2007.

Some of the developments, resulting from the work of the YOIKK Technical Committees since 2010, are as follows:

•	In order to increase license security in the mining sector, “Law Regarding Amendment of Mining Law and Other Laws” was published in the Official Gazette No. 29271 on February 18, 2015.

•	In order to enable insurance claims as an assurance for the credibility of enterprises and SME’s, “Regulation Regarding Amendment of Regulation on Identifying the Features of Loans and Other Receivables and Procedures and Principles about Provisions” was published in the Official Gazette No. 29267 on February 14, 2015.

•	In order to establish Istanbul Arbitration Center, “Istanbul Arbitration Center Law” was published in the Official Gazette No. 29190 on November 29, 2014.

•	“Regulation on Environmental Impact Assessment” was published in the Official Gazette No. 28784 on October 3, 2013.

•	In order to form a legal structure to harmonize postal services with the international standards, “Postal Services Law” was published in the Official Gazette No. 28655 on May 23, 2013.

•	To ensure freight and passenger transportation by private companies, “Law Regarding Liberalizing Rail Transportation” was published in the Official Gazette No. 28634 on May 1, 2013.

•	In order to conduct a legislation study to improve the Individual Participation Capital system, a regulation was published in the Official Gazette No. 28560 on February 15, 2013.

•	In order to overcome the problems of finding land for investment and to re-evaluate natural protected zones for prospective investment locations, natural protected zones were reviewed within the parameters of the “Detection, Registration and Approval of Protected Areas Regulation,” which entered into force following its publication in the Official Gazette No. 28358 on July 19, 2012.

•	To increase the effectiveness of the arbitration mechanism “Law No. 6325 on Arbitration in Legal Disputes” was published in the Official Gazette No. 28331 on June 22, 2012.

•	To encourage a more rapid transformation of the telecommunication infrastructure to fiber, “Regulation Regarding the Fixed and Mobile Telecommunication Infrastructure” was published in the Official Gazette No. 28510 on December 27, 2012.

•	An amendment of the “Regulation on the Control of Packaging Wastes,” which was prepared with the aim of restructuring the obligations of firms to recycle, entered into force following its publication in the Official Gazette No. 28035 on August 14, 2011.

•	In order to increase the predictability of the tax practices, the Tax Audit Board was established and the units on tax auditing were united to provide for greater uniformity. In addition, the “Regulation on the Procedures and Principles in Tax Audits” and the “Regulation on the Tax Audit Board” were published in the Official Gazette of October 31, 2011 and entered into force as of same day.

•	The regulation amendment on paperless procedures and decreasing the number of documents to be added into the declarations, entered into force on January 1, 2012, following its publication in the Official Gazette No. 28156 on December 28, 2011.

•	With the aims of granting the General Directorates a determining role in value-judgment, referring the second phase of the judgment to the General Directorate of Risk Management and Control and increasing the total invoice amounts in value-judgments, the “Circular No. 2011-49 on Export Value-Judgment” was published on December 20, 2011.

•	In order to minimize the negative effects of waste materials on nature and to form appropriate land filling facilities by considering the type of waste, as well as to regulate some circumstances related to parameters and limit values, “Land Filling Regulation” was enacted on April 1, 2010 and published in the Official Gazette No. 27533.

•	The “Regulation on KOSGEB Support Programs” was published in the Official Gazette on June 15, 2010 in order to provide easier access to KOSGEB Support Programs by micro and small firms “SMEs Information System,” which will provide online application; efforts to form the KOSGEB call center are underway.

•	The “Law on Amending the Income Law and Some Other Laws” was published in the Official Gazette on August 1, 2010, aiming to support contractual formation, and discouraging an informal contractual environment in the agricultural sector, as well as in the trade and the industrial sector, by providing an exemption from stamp duty for agreements signed within the context of the “Regulation on the Fundamentals and Principles of Contractual Production.”

•	In the context of “Work Permits Automation Project,” work permit applications can only be made electronically since August 2, 2010.

•	“Circular on Planning and Implementation process in coastal construction plant” was published in the Official Gazette on September 4, 2010, in order to reduce and simplify the duration of the investment location process in coastal constructions.

•	Amendment of the additional regulation related to the Shelter Commission was published in the Official Gazette on September 29, 2010. The Shelter Commission was abolished and the construction permit process was improved.

•	The “Law on Veterinary Services, Phytosanitary, Food and Feed” was enacted on June 13, 2010 and published in the Official Gazette No. Official Gazette 27610, with the aim to provide licenses to food production companies, which require maintaining certain technical and hygienic standards; and to authorize the Ministry of Agriculture and Rural Affairs (Ministry of Food, Agriculture and Livestock) to act as the sole authority for an effective audit and control system.

Turkey designed a program for sharing its experience on reforming the investment environment in order to create a synergy between Turkey and the requesting country’s current conditions, necessities and preferences. A series of seven workshops designed and crafted according to the needs of the country have been carried out since 2008:

•	May 22-23, 2014, Experience Sharing Program for Tunisia

•	September 23-27, 2013, Expert Training Program for the Experts of the IDB Members “Turkey’s Experience Sharing Program on Investment Climate Reforms

•	May 30, 2013, Experience Sharing Program on Investment Climate Reform for Cameroon

•	April 16, 2013, Experience Sharing Program on Investment Climate Reform for Egypt

•	December 17-20, 2012, Expert Training Program for the Experts of the IDB Members “Turkey’s Experience Sharing Program on Investment Climate Reforms”

•	October 2-4, 2012, Experience Sharing Program on Investment Climate Reform for Tunisia

•	September 24-25, 2012, “Turkey-Palestine Experience Sharing Program”

•	October 10-14, 2011, Expert Training Program for the Experts of the IDB Members “Turkey’s Experience Sharing Program on Investment Climate Reforms”

•	May 25-26, 2011, Turkey-Training Program on Improving Investment Climate in Economic Cooperation Organization (“ECO”) Member Countries and Turkish Experience

•	May 2-6, 2011, Lefkoşa-Experience Sharing Program with Turkish Republic of Northern Cyprus-Designing Structures

•	January 27-28, 2011, Girne - Experience Sharing Program with Turkish Republic of Northern Cyprus -Raising Awareness and Building Capacity

•	May 25-27, 2010, Assessment Study on Investment Conditions in Yemen on behalf of Friends of Yemen Group

•	November 6-7, 2008, Turkey - Experience Sharing Program with Kyrgyz Delegation

•	November 5, 2008, Turkey - Experience Sharing Program with Iraq Delegation

The investment climate indices published by international organizations or institutions are of vital importance in terms of providing comparative information on countries to assist in the improvement of the investment environment. The indices, published periodically, focus on issues such as legal framework, infrastructure, and institutional capacity which factor into investors’ decisions on mobilizing their investments, and thus contribute to the prioritization of the country’s reform agenda.

According to the World Bank 2015 Doing Business Report, which comparatively evaluates 189 countries under 10 different topics, such as, starting a business, resolving insolvency and trading across borders, Turkey ranked 55 among 189 countries.

While achieving positive results in improving the investment environment for businesses by means of national platforms like YOIKK, another structure with an international perspective, Investment Advisory Council (“IAC”) for Turkey, was established in 2004 with a view to raise the competitive position of Turkey in the world economy as an investment location.

At the end of the inaugural meeting the Council members decided to convene once a year and highlighted a number of priority issues which they believed to be hindering Turkey’s full potential and which they view would be beneficial to concentrate on. These IAC meetings brought together top executives of leading multinational companies, international organizations, such as IMF, World Bank and European Investment Bank and heads of Turkish private sector associations in Istanbul and were chaired by the Prime Minister.

The IAC structure, and the cooperative dialogue it encourages with the private sector, has proven to be not only fundamental for creating a better investment climate, but also fully supportive of the government’s philosophy that continuous efforts to improve the investment environment will remain at the forefront of the country’s development priorities. The YOIKK technical committees serve as working groups to which the IAC recommendations shall be remitted for follow up and action.

The Council has had eight meetings to date and the most recent meeting of the IAC was held on October 31, 2013 in Istanbul. The members of the IAC unanimously reaffirmed for the eighth year their commitment to the Turkish economy and reiterate their substantial investment and growth plans for the future.

The Council of Ministers is authorized to apply reduced corporate income rates, not exceeding a 75% reduction, for taxpayers operating in the fields of textile, confection and ready-made clothing, leather and leather products, who transfer their manufacturing facilities to the provinces determined by the Council of Ministers until December 31, 2010 and recruit at least 50 employees, over their earnings which are derived from the mentioned provinces for five years following the transfer date.

Tax incentives for activities in the free trade zones (“FTZ”) have been restructured to encourage international trade. Movement of goods between FTZs and third countries is exempt from customs duties. Corporate and personal income tax exemptions have been abolished since 2004 for new companies which are not engaged in production. Income from the sales of products manufactured in FTZs is exempt from personal and corporate income taxes until the year of full membership in the EU. Salaries paid by those FTZ manufacturers which export at least 85% (FOB price) of their products are exempt from personal income tax.

Investment incentives which are designed and implemented by the Ministry of Economy are based on the provisions of Board of Ministers decrees and implementing communiqués. Turkey’s current Investment Incentive Program became effective by the “Council of Minister’s Decree No. 2012/3305 dated June 15, 2012. The Decree aims to steer savings into high value added investments, to boost production and employment, to encourage large scale and strategic investments with high R&D content for increased international competitiveness, to increase foreign direct investments, to reduce regional development disparities and to promote investments clustering and environment protection for the production and export-oriented growth strategy in line with the projected targets in Development Plans and Annual Programs as well as international agreements.

Investments are supported through four different incentive schemes designed within the scope of the program. Contributions provided to investors through incentive measures depend on the characteristics of the investment and applicable schemes.

The incentive schemes are as follows:

1.	Regional investment incentive scheme;

2.	Large scale investment incentive scheme;

3.	Strategic investment incentive scheme; and

4.	General investment incentive scheme.

CAPITAL ACCOUNT

The liquidity created by expansionary monetary policies in advanced economies stimulated capital inflows to emerging economies in 2010. As a result, Turkey experienced a net portfolio inflow of U.S.$16.1 billion in 2010. Meanwhile, direct investment increased by 8.3% to U.S.$7.6 billion. Moreover, the private sector became a net creditor, and at the same time, banking sector borrowing, especially short-term borrowing, increased. Accordingly, official reserves increased by U.S.$12.8 billion in 2010, whereas banks’ foreign exchange reserves fell by U.S.$13.6 billion, and net errors and omissions posted a surplus of U.S.$0.2 billion.

In 2011, net capital inflow was U.S.$55.6 billion, with the exclusion of reserve changes (Central Bank, banks and other sectors) and IMF loans. Unlike 2010, the non-bank private sector was a net borrower in 2011. Long and short-term borrowings of banks and other sectors, the FDI as well as portfolio investment, particularly GDBS purchases, were the main drivers of net capital inflows. Due to the policy measures adopted in this period, the share of portfolio investment and short-term capital inflows dropped, while FDI and long-term capital inflows gained a higher share in external financing. Accordingly, official reserves declined by U.S.$1.8 billion in 2011, while FX assets of banks and the private sector went down by U.S.$15.1 billion, with net errors and omissions posting a surplus of U.S.$9.1 billion.

The share of direct investment and other investment declined in 2012, while the share of portfolio inflows increased. Capital inflows increased due to the decrease in the current account deficit resulting in a significant increase in official reserves and banks reserves in 2012.

The lingering financial problems in the EU resulted in a decrease in direct investments from that region compared to the previous year. Meanwhile, Turkish direct investments abroad reached historically high levels, which reflects the relatively positive outlook of the country. Due to an increase in risk appetite globally, increasing amounts of liquidity have been directed towards emerging markets. The impact of this trend on Turkey’s balance of payments was marked by an increase in portfolio inflows that started predominantly in the second half of 2012, and Turkey’s share of the global portfolio flows towards emerging economies reached historic highs in the final quarter of 2012.

Turkey’s share of short-term flows in capital inflows declined throughout 2013 compared to the previous year. On the other hand, long-term funding of current account deficit surged by almost 25% and exceeded the short-term inflows at this period. Neither the banking sector nor other sectors experienced any supply side constraints in borrowing from abroad in 2013 and short-term credit borrowing created an important source of financing for banks and the other sectors. For long-term financing, banks resorted both to bond offerings and foreign credits. They used U.S.$17.8 billion worth of long-term credit together with U.S.$8 billion of bond issuance. For other sectors, a significant bond issuance appeared in 2012 and got almost tripled in 2013 and reached U.S.$3.5 billion. In fact, the banking sector’s debt roll-over ratio, including the bond offerings of the banks, well exceeded the 100 level in 2013.

In 2014, the net capital inflow fell by 35.8% to U.S.$42.7 billion compared to the previous year. In 2014, the net foreign direct investment was U.S.$5.5 billion. This indicates a 40.2% decline on an annual basis. The direct investment in Turkey by foreigners was only 2.1% lower than the previous year, while the investment abroad by the residents almost doubled from U.S.$3.6 billion in 2013 to U.S.$7.1 billion. The net portfolio investment amounted to U.S.$20.1 billion with a 15% drop annually. The government, banks, and other sectors issued bonds worth of U.S.$4.2 billion, U.S.$10.2 billion, and U.S.$3.3 billion, respectively, net of repayments. The remaining U.S.$17.1 billion were in the form of credits, commercial credits, bank deposits, and other investment (U.S.$15.0 billion, U.S.$0.8 billion, and U.S.$0.9 billion, and U.S.$0.4 billion, respectively). Net long-run foreign credit was around U.S.$12.7 billion. In this year, the official foreign exchange reserves fell down by U.S.$0.5 billion, while the reserves of the banking sector and the others increased by U.S.$0.3 billion.

INTERNATIONAL RESERVES

Over the period 2010-2013, the Central Bank substantially increased its international reserves from previous years. Gold accumulation together with U.S.$21.5 billion increase in gross reserves of the Central Bank drove total net reserves to U.S.$137.5 billion in 2012. Net international reserves reached U.S.$148 billion in 2013 with an accumulation of U.S.$10.4 billion, which originated mainly from gross reserves of the Central Bank. In 2014, net international reserves dropped by about U.S.$6 billion owing to the fall in the gross reserves of the Central Bank. The following table presents the level of international reserves at the end of the years indicated:

International Reserves (in millions of U.S. Dollars)

Table 32

	CBT Gross Reserves (A)	Overdraft (B)	Gold (C)	CBT Net Reserves (D=A-B+C)	Commercial Banks (E)	Total Net Reserves (F=D+E)
2010	80,721	1	5,264	85,984	24,043	110,027
2011	78,458	1	9,888	88,346	22,164	110,510
2012	99,923	0.4	19,240	119,163	18,324	137,486
2013	110,928	0.4	20,077	131,004	16,858	147,862
2014	106,902	0.4	20,401	127,302	14,539	141,841

Source: CBT

FINANCIAL SYSTEM

THE CENTRAL BANK

The Law on the Central Bank of Turkey (No. 1715) was enacted on June 11, 1930. The Central Bank (also referred to as the “CBRT”) was established in October 1931 and opened officially on January 1, 1932. On January 14, 1970, a new Central Bank Law No. 1211 was enacted. The goal of the new Central Bank Law was to redefine the authorities and responsibilities of the Central Bank and to enrich the monetary policy tools of the Central Bank so as to enable the Central Bank to play a more active and efficient role in the economy.

The Central Bank has the exclusive right to issue bank notes in Turkey. As the sole regulator of the volume and circulation of the national currency, the Central Bank controls the monetary supply through open market operations and by setting reserve and liquidity requirements. The Central Bank’s open market operations desk maintains a portfolio of Government securities to effect repurchases, reverse repurchases, direct sales and direct purchases. On a day-to-day basis, the Central Bank also regulates liquidity through the interbank market.

The Central Bank manages the official gold and foreign exchange reserves. The Central Bank holds foreign exchange reserves in support of a range of objectives, which include assisting the Turkish Government in meeting its foreign exchange denominated domestic and foreign debt obligations, maintaining foreign exchange liquidity against external shocks, supporting the monetary and exchange rate policies and providing confidence to the markets. The Central Bank’s foreign currency reserves consist primarily of U.S. dollar and Euro denominated deposits and marketable securities issued by foreign governments, supranationals and institutions which have an explicit government guaranty. The Central Bank is also required to determine and protect the value of the national currency compared against gold and foreign currencies within guidelines set by the Government. Besides the foreign exchange market, the Central Bank oversees the domestic markets for Turkish Lira deposits, foreign currency notes and foreign currency deposits. The Central Bank also engages in lending and the granting of credits through its discount window from time to time, though it has not done so to any material extent from January 1996 to date.

The Central Bank performs the traditional functions of a central bank, including the issuance of banknotes, establishing monetary and exchange rate policy in accordance with the needs of the economy so as to maintain price stability by taking into consideration development plans and annual programs, and advising the Government regarding financial matters.

In the aftermath of the February 2001 economic crisis, a series of reforms were put into effect in 2001 and 2002, including an amendment to the Central Bank Law that provided instrument independence, accountability and transparency, declared price stability as the sole and overriding objective of monetary policy and established a Monetary Policy Committee (the “MPC”) with the responsibility of setting the inflation target together with the Government. Further, in 2002, these reforms also included the establishment of the Turkish Lira Interbank Offer Rate (“TRLIBOR”), which plays an important role in the pricing of credit and other financial instruments, including forward foreign exchange rates, and the commencement of a primary dealership system supported by the Central Bank, which provides the primary dealer banks with Turkish Lira liquidity.

The Central Bank continued efforts to improve the stability of financial markets by implementing policies regarding price stability. Within this framework, the Central Bank introduced the lending operations market for Government Domestic Borrowing Securities (GDBS) at the beginning of 2003 as a step to reinforce the primary dealer system. Hence, banks that want to lend GDBS had the opportunity to obtain additional return with low risk, while borrower primary dealer banks reduced their quotation liabilities in the secondary market.

On January 31, 2004, the Law on the Currency Unit of Turkey (Law No. 5083) was published in the Official Gazette (No. 25363). In accordance with Law No. 5083, a new currency, known as New Turkish Lira or YTL, was introduced on January 1, 2005. The conversion rate of the old Turkish Lira to the New Turkish Lira is: TL1,000,000 = YTL1. The subunit of the New Turkish Lira is Yeni Kurus or Ykr; 1 New Turkish Lira is equal to 100 Kurus. Turkish Lira and New Turkish Lira banknotes and coins have been in physical circulation since January 2005. However, on January 1, 2006, the old Turkish Lira banknotes were withdrawn from circulation. The Central Bank will convert old Turkish Lira to New Turkish Lira for a period of ten years.

Under the inflation targeting framework, the end-year inflation targets for the next three years are set with the Government during the preparation of the Medium Term Program and announced through the publication of “Monetary and Exchange Rate Policy” documents at the end of each year. As part of the accountability mechanism, a symmetric uncertainty band for the inflation target is also announced. If any developments prevailed that would threaten the possibility of achieving the targets in the medium term, the Central Bank would be required to explain the reasons for the deviation from the target, to take necessary measures to ensure that inflation would revert back to the target and to inform the public of the expected duration in which inflation would converge to the target. The inflation reports have become a significant tool of the accountability mechanism. If end of quarter inflation figures breached the uncertainty band, the Central Bank would disclose the reasons for the deviation in the quarterly Inflation Report, together with the measures already taken as well as those to be taken to attain convergence to the target. The Central Bank will submit a public letter to the government if inflation falls outside the uncertainty band at the end of the year.

The framework of the monetary and exchange rate policies to be implemented in 2010 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2010” on December 10, 2009. The general frameworks of the monetary and exchange rate policies have been maintained as the inflation targeting and the floating exchange rate regimes, respectively, in 2010, as in previous years. Similarly, the enforcement of the accountability mechanism has not been amended for 2010. In this framework, the quarterly inflation path consistent with the year-end target for 2010 was announced to be constant throughout the whole year as a ±2% uncertainty band around the end-year target of 6.5%. In other words, the target of 6.5% will be valid for each quarter end throughout the year 2010 for accounting purposes. Furthermore, the inflation target for 2012 was announced as 5% and it was announced that the “uncertainty band” for the next three years would be maintained at ±2%, as it has been the case since 2006.

The framework of the monetary and exchange rate policies to be implemented in 2011 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2011” on December 21, 2010. In line with its primary objective of achieving and maintaining price stability, the Central Bank has been conducting monetary policy within the framework of the inflation-targeting regime. The Central Bank has also been carrying out its duty to take measures to achieve stability in the financial system. Along with inflation targeting, the Central Bank continued to implement the floating exchange rate regime in 2011. The medium-term inflation target was kept at 5%. The target variable was announced to be year-end inflation rates calculated by the annual percentage change of the CPI and inflation targets, and was set jointly with the Government as “point targets” to be met. Accordingly, the inflation “point targets” set for 2011 and 2012 were announced as 5.5% and 5%, respectively. The year end-2013 inflation target was again jointly determined with the Government as 5% during the preparation of the medium term program for the 2011-2013 period. The accountability mechanism was not amended for 2011. The “uncertainty band” was maintained at ±2% for 2011.

The framework of the monetary and exchange rate policies to be implemented in 2012 was announced through the policy document entitled “Monetary and Exchange Rate Policy for 2012” on December 27, 2011. In 2012, while focusing on price stability, the Central Bank continued to support financial stability. To this end, the Central Bank will continue to maintain a flexible framework for monetary policy. In addition to the interest rate corridor, the overnight interest rate has also been adjusting in response to economic and financial developments through an effective liquidity management. The target variable for monetary policy continues to be the year-end inflation rate, which is calculated as the 12-month change of the Consumer Price Index. The medium-term inflation target has been preserved as 5%. As it was for the 2012-2013 period, the inflation target for 2014 has been set as 5%, which was set jointly with the Government. The accountability mechanism has been kept for 2012 as it was before. The uncertainty band has been maintained at 2% in both directions. Along with the inflation targeting, the Central Bank continues to implement the floating exchange rate regime in 2012.

The framework of the monetary and exchange rate policies to be implemented in 2013 was announced in the policy document entitled “Monetary and Exchange Rate Policy for 2013” on December 25, 2012. The Central Bank continues to implement inflation targeting under a floating exchange rate regime in order to pursue its main objective of price stability. The target variable continues to be the year-end inflation rate calculated by the annual percentage change of the Consumer Price Index. The target horizon is maintained as three years consistent with the 3-year Medium-Term Program of the Government. The Central Bank and the Government have jointly set an inflation target of 5% for 2013, 2014 and 2015. The accountability mechanism for this target remains unchanged.

The uncertainty band has been maintained at 2% in both directions. In 2013, while focusing on price stability, the Central Bank continued to support financial stability. To this end the Central Bank continues to maintain a flexible framework for monetary policy. The Central Bank uses multiple policy instruments such as the interest rate corridor and ROM to bolster financial stability without negatively affecting price stability. By allowing Turkish banks to hold a certain portion of their TL required reserves in foreign exchange (FX) and gold, ROM encourages Turkish banks to hold foreign exchange and gold reserves voluntarily. This provides the banks with the flexibility to adjust their foreign exchange reserves held at the Central Bank in response to changes in external financing conditions alleviating the volatility in the exchange rate and credit volumes caused by capital flows.

The framework of the monetary and exchange rate policies to be implemented in 2014 was announced on December 24, 2013, in the policy document entitled “Monetary and Exchange Rate Policy for 2014.” In 2014, the Central Bank continued to implement inflation targeting under a floating exchange rate regime in order to pursue its main objective of price stability. The target variable continued to be the year-end inflation rate calculated by the annual percentage change of the Consumer Price Index. The target horizon of three years was maintained, which is consistent with the 3-year Medium-Term Program of the Government. The Central Bank and the Government jointly set an inflation target of 5% for 2014, 2015 and 2016. The accountability mechanism for this target remained unchanged. The uncertainty band remains at 2% in both directions. The framework of the monetary and exchange rate policies to be implemented in 2015 was announced in the policy document entitled “Monetary and Exchange Rate Policy for 2015” on December 10, 2014. In 2015, the Central Bank continues to implement inflation targeting under a floating exchange rate regime in order to pursue its main objective of price stability. The target variable continues to be the year-end inflation rate calculated by the annual percentage change of the Consumer Price Index. The target horizon of three years remains, which is consistent with the 3-year Medium-Term Program of the Government. The Central Bank and the Government have jointly set an inflation target of 5% for 2015, 2016 and 2017. The accountability mechanism for the target remains unchanged. The uncertainty band remains at 2% in both directions. In 2014, the Central Bank preserved the price stability-oriented monetary stance and continued to support financial stability as a complementary objective. In this context, the CBRT has maintained its policies of containing domestic market volatility led by capital flows, while supporting prudent borrowing.

MONETARY POLICY AND INFLATION

In the aftermath of the global financial crisis, the divergence in growth between advanced and emerging economies caused monetary policies to vary across these economies. Indeed, relatively sluggish economic activity prompted many advanced economies to adopt a second round of quantitative easing to bolster an already expansionary monetary policy. Having recovered at a relatively stronger pace, emerging economies, including Turkey, were able to withdraw the stimulus packages that were adopted during the global financial crisis. The divergence in growth between advanced and emerging economies and the global liquidity fueled by ongoing quantitative easing in advanced economies, combined with the search for higher yields and the relatively higher interest rates in emerging economies, accelerated capital inflows to emerging economies in certain cases.

These global economic developments had a positive impact on the Turkish economy. The economy recovered as the effects of the global financial crisis tapered off in 2010. GDP posted positive year-on-year growth during first quarter of 2010. Furthermore, GDP registered an 8.9% increase in 2010. On the spending side, the fiscal and monetary measures implemented in response to the global financial crises eased uncertainty, which encouraged consumption and investment by increasing consumer confidence and improving credit conditions. During 2010, final domestic demand, particularly private demand, was the main driver of GDP growth, while net exports negatively impacted growth due to weak external demand and the rapid recovery in the demand for imported goods. In 2010, GDP growth helped improve the labor market, and, accordingly, employment continued a strong upward trend starting from the first quarter of 2009 as the adverse effects of the global financial crisis on the labor market tapered off.

With the waning effects of the global financial crisis on financial markets, on April 14, 2010, the Central Bank announced its exit strategy for the withdrawal of the global financial crisis-induced liquidity measures and the normalization of the monetary policy framework. In this context, the liquidity produced by repo auctions was gradually reduced with the normalization in money markets.

As market liquidity conditions unfolded as expected, in May the Central Bank took the first step of the technical rate adjustment process as part of its exit strategy, and started to use the 1-week repo auction rate as the reference rate for monetary policy. In September, pursuant to the second state of the technical rate adjustment, the Central Bank raised the spread between the 1-week repo auction rate and the overnight borrowing rate by 25 basis points.

Certain positive economic developments in Turkey, such as the stronger-than-expected economic recovery, credit rating upgrades, reduced political uncertainty in the post-referendum period and an updated Medium-Term Program that implied further fiscal discipline, exposed Turkey to significant capital inflows, which have already increased. Increased capital inflows raised concerns over financial stability through potentially rapid credit expansion. In addition, both the final domestic demand driven growth of the Turkish economy and the negative contribution of net exports to growth prompted close monitoring of capital inflows due to their potential risks to the current account deficit.

In this context, and pursuant to its primary objective of achieving and maintaining price stability and its obligation to take the necessary steps for achieving financial stability, the Central Bank adopted a policy mix that combined short-term interest rates, its main policy tool, with alternative policy instruments, such as liquidity management and reserve requirements. The policy aimed to enhance the effectiveness of monetary policy and contain macroeconomic risks through a series of new measures adopted in November and December to maintain the flexibility of foreign exchange buying auctions, end interest payments on TL reserve requirements, alter the operational structure of liquidity management and channel capital inflows resulting from global monetary expansion into longer-term investment instruments.

In October, November and December, the Central Bank lowered the overnight borrowing rate from 5.75% to 1.50% and raised the lending rate by 0.25% to 9% as part of this policy. A similar adjustment was made for late liquidity window rates. Moreover, the Central Bank adopted a new policy mix with lower policy rates, a wider interest rate corridor and higher required reserve ratios in order to contain the macro financial risks described above.

In light of credit expansion, the TL required reserve ratio was raised by 0.50% in both September and November to 6%. Furthermore, the Central Bank ended the interest payment on TL reserve requirements in September to ensure that required reserve ratios were more effectively used as a tool to reduce macroeconomic and financial risks in the future. In December, in order to extend the maturity of the banking system’s liabilities and to encourage long-term capital inflows, TL required reserve ratios were differentiated by maturity and the required reserve base was expanded to include foreign and domestic repo transactions, which were previously not subject to the reserve requirement.

Meanwhile, in light of falling demand, the Central Bank terminated 3-month repo auctions as of October 15, 2010. Since, as a result of the competition of the technical rate adjustment process pursuant to the Central Bank’s exit strategy, the main funding instrument was 1-week repo auctions and since short-term lending and borrowing facilities are overnight, starting from October 15, 2010, the Central Bank decided to make the repo facility only available at overnight maturity in order to harmonize maturities of similar liquidity management tools.

In addition to raising the TL required reserve ratio, the Central Bank ended interest payments on TL reserve requirements in September. In October 2010, increases in the TL and foreign exchange required reserve ratios helped drain TL 2.1 billion and U.S.$1.5 billion from the economy. The increase in the TL required reserve ratio in November reduced the market liquidity by TL 2.1 billion. However, the Central Bank bought a total of U.S.$5.85 billion from the market in the fourth quarter of 2010, generating a liquidity of TL 7.97 billion. In order to maintain a diversity of policy tools and operational flexibility, the Central Bank continued to conduct repurchase auctions for Turkey domestic bonds, which resumed on December 23, 2009, and provided a liquidity injection of TL1.01 billion into the market. Both repurchase auctions for Turkey domestic bonds and foreign exchange buying auctions boosted liquidity in the fourth quarter of 2010. The Treasury’s average account balance at the Central Bank decreased quarter-on-quarter, easing the liquidity shortage. Nevertheless, the marked increase in the monetary base caused the net liquidity shortage in the banking system to grow quarter-on-quarter.

CPI inflation was down to 6.4% year-on-year at the end of 2010. Inflation remained volatile over 2010 due to changes in unprocessed food prices (especially fresh fruit-vegetables and meat) and base effects from the 2009 tax incentives. In the fourth quarter of 2010, CPI inflation declined, as expected, amid falling unprocessed food prices and largely met the 2010 target of 6.5%.

After reverting to a recovery path since 2010, the global economy continued to recover further in 2011, albeit at a slower pace. Meanwhile, the evident diversification in growth performances between the advanced and emerging economies in 2010 continued into 2011, thereby influencing monetary policy implementations in the respective countries. In the post-crisis period, advanced economies opted for additional monetary expansion and focused particularly on solving crisis-originated balance sheet problems. On the other hand, emerging economies, which also include Turkey, concentrated mainly on managing macro-financial risks due to accelerated capital flows driven by the higher search for yield as well as excess global liquidity on the back of the additional monetary expansion conducted by major central banks. Thus, seeking a more comprehensive policy, many central banks adopted a new scheme that also takes financial stability into consideration in addition to price stability. To alleviate macro financial risks stemming from the divergence between internal and external demand and fast credit growth, the weighted average of the Turkish lira required reserve ratios were raised significantly in January, March and April 2011. Moreover, FX required reserve ratios were differentiated by maturity, with short-term FX required reserve ratios being increased slightly in April 2011.

In the second quarter of 2011, core inflation indicators increased gradually as expected due to the lagged effects of the cumulative increases in import prices. The increase in import prices was considered to be the result of a relative price change in tradable goods rather than deterioration in the general pricing behavior, hence secondary effects have yet to be observed. Accordingly, in view of the slowdown in economic activity and uncertainties in the global economy, the policy rate and Turkish lira required reserve ratios were kept unchanged in the May-July period.

Envisioning that external demand might be adversely affected, while domestic demand, and hence, economic activity would slow down further amid heightened sovereign debt problems in some European countries, the Central Bank held an interim meeting on August 4th and lowered the policy rate by 50 basis points. In addition, in order to effectively enforce countercyclical liquidity measures in the event of a further deterioration in risk appetite, the interest rate corridor was narrowed by raising the overnight borrowing rate and a technical arrangement was introduced to the weekly auction method. Moreover, regulations on Turkish lira required reserves were amended in order to meet the liquidity needs of the banking system.

The excessive depreciation of the Turkish Lira since August 2011 amid the worsening global risk appetite, in addition to administered price adjustments in the last quarter of 2011, caused a fast rise in the short-term inflation. With a view to containing the adverse effects on the medium term inflation expectations and outlook, the Central Bank widened the interest rate corridor upwards delivering a sizeable borrowing rate hike in October. Meanwhile in order to prevent an unfavorable tightness in liquidity conditions due to the overnight rate hike, Turkish lira required reserve ratios were lowered in October. Moreover, in order to enhance the liquidity management of banks and help them foresee total funding costs, technical arrangements were rendered in repo auctions in November and traditional one-month-repo auctions were initiated starting from December 27, 2011 on every Friday.

Macro prudential policies in 2011 proved effective, by giving way to a balancing of the economy. However, the depreciation of the Turkish lira amid worsening global risk appetite as of August 2011 as well as administered price adjustments in the last quarter caused inflation to remarkably deviate from the target. As a result, year-end CPI inflation went far above the year-end target of 5.5%, by hitting 10.45% at end 2011.

Global risk appetite, which had worsened as of August 2011 due to concerns over the financial condition of the EU, gradually improved in the first quarter of 2012. At the same time, the rebalancing process in the economy became more pronounced and the current account deficit improved. Having achieved its desired outcome with respect to alleviating macro financial risks, starting in October 2011, the Central Bank’s monetary policy has focused on maintaining price stability. With the goal of containing the upside risks related to pricing behavior due to the increase in inflation in the last quarter of 2011, the Central Bank maintained a tight monetary policy position in the early months of 2012. In order to prevent second-round effects on inflation, the Central Bank implemented additional monetary tightening for eight days in December 2011. Accordingly, funding at the policy rate was suspended temporarily which resulted in the overnight money market interest rate being close to the upper limit of the Central Bank’s interest rate corridor.

In order to avoid deterioration of inflation expectations due to the rise in oil prices and other cost factors, additional monetary tightening was implemented on various days in March, April, May and June in 2012. These monetary tightening operations contributed to the elimination of excessive exchange rate volatility, supporting price stability and financial stability.

As inflation decreased, monetary policy gradually assumed a more accommodative role in the second half of the year. The improvement in global risk appetite and the decrease in the current account deficit also facilitated the gradual change in monetary policy. From June 2012 onwards, the Central Bank reduced the average cost of funding by injecting more liquidity into the market. Meanwhile, short-term money market rates moved closer to the lower limit of the interest rate corridor in the middle of the year.

Following September 2012, decisions taken by the European Central Bank reduced the tail risks regarding the global financial system. Moreover, ROM was implemented more effectively. Considered together, these developments facilitated a gradual lowering in the upper limit of the interest rate corridor. The overnight lending rate was reduced from 11.5% to 10% in September 2012 and further reduced to 9.5% in October 2012 and to 9% in November 2012. In December 2012, the Central Bank slightly reduced the policy rate by 25 basis points to 5.5% while introducing a modest tightening for foreign exchange reserve requirements in order to balance the risks posed by the accelerating capital inflows.

Overall, 2012 was marked by a more evident rebalancing process and a stable disinflation trend. Although inflation increased to double digit rates due to the depreciation in the Turkish lira and the increases in commodity prices in 2011, inflation expectations were contained, as a result of the tight monetary policy of the Central Bank. Consumer inflation declined to 6.16% by the end of 2012, which is the lowest level of consumer inflation in the last 44 years.

Capital inflows continued to be strong until May 2013. In this period, the Central Bank gradually lowered policy rates to counterbalance risks to financial stability stemming from capital inflows. Overnight lending and borrowing rates were lowered by 25 basis points consecutively in January and February. Moreover, as the need for a wide interest rate corridor decreased thanks to the ROM’s automatic stabilizer feature, the overnight lending rate was lowered by 100 basis points in March. Due to ongoing policy rate cuts in other emerging market economies and the acceleration of capital flows into Turkey, the policy rate, the overnight lending rate and the borrowing rate were cut by 50 basis points in April and May, consecutively.

As credit expansion remained above the reference value of 15%, Turkish lira and foreign exchange reserve requirement ratios were raised for some maturities in the first half of 2013 before May 2013. Also, measures were taken to increase the foreign exchange reserves of the Central Bank through ROM.

Following the global financial uncertainties that started in May 2013, Turkey, along with other emerging economies, experienced portfolio outflows, as well as increased risk premiums and depreciated exchange rates. The depreciation in the Turkish lira coupled with other factors such as rising unprocessed food prices and oil prices had an adverse effect on inflation. To contain the deterioration in inflation outlook, the Central Bank tightened monetary policy in the second half of the year. The upper bound of the interest rate corridor was raised by 75 and 50 basis points, in July and August, respectively, in order to counteract global uncertainties, the depreciation of the Turkish lira and high inflation from deteriorating overall pricing behavior. Moreover, the Central Bank changed the composition of liquidity provision and brought the overnight interbank rate close to the upper bound of the corridor by implementing additional monetary tightening.

The Central Bank also took measures to increase the predictability of the Turkish lira liquidity policy to curb the impact of global monetary policy uncertainties on the domestic economy. Accordingly, the Central Bank adopted a strategy towards reducing interest rate uncertainty. Consequently, the Central Bank started to announce additional monetary tightening days in advance and conduct foreign exchange selling auctions on these days to increase the effectiveness of additional monetary tightening. In November, one-month repo auctions were terminated and liquidity composition was mostly shifted to overnight funding to keep interbank money market rate around 7.75%. In addition, it was announced in December that the average funding cost of the Central Bank would be kept at or above 6.75%. These measures led to a fall in the volatility of overnight interest rates.

Having hovered above the uncertainty band throughout 2013, the inflation rate climbed to 7.4% by the end of the year. Annual consumer inflation was mostly shaped by unprocessed food and energy prices in 2013. Tax adjustments on tobacco products pushed inflation up in January and inflation maintained a volatile course in the subsequent period due to the unprocessed food and energy prices, completing the first half of the year significantly above the values implied by the target. In the second half of the year, weak capital flows driven by the uncertainty regarding global monetary policies caused the Turkish lira to depreciate, which increased core inflation indicators particularly via the core goods group. Against these developments, inflation expectations slightly deteriorated in the last 6 months of the year.

Throughout 2014, inflation was volatile and remained at high levels. Main drivers of inflation were the exchange rate pass-through, especially via core goods prices, as well as the sharp increase in food prices due to drought and other adverse weather conditions. On the other hand, plummeting oil prices and partial correction in unprocessed food prices limited the deterioration in inflation.

Due to external and internal developments that affected risk perceptions in early 2014, the Turkish lira depreciated significantly and risk premiums increased notably. In order to contain the negative impact of these developments on inflation and macroeconomic stability, the CBRT decided at its interim MPC meeting on January 28, 2014, to deliver a strong and front-loaded monetary tightening and to simplify its operational framework. Accordingly, the marginal funding rate was raised from 7.75% to 12%, and the CBRT borrowing rate from 3.5% to 8%. Moreover, the late liquidity lending rate was increased from 10.25% to 15%. With regard to the simplification of the operational framework, the CBRT decided to provide liquidity from the one-week repo rate instead of the marginal funding rate, and the one-week repo rate was increased from 4.5% to 10%. In this sense, the CBRT ceased to implement additional monetary tightening.

Uncertainties regarding the monetary policy implementation in developed economies eased markedly in mid-2014. Favorable global liquidity conditions and increased risk appetite once again directed capital flows into emerging economies. In Turkey, the risk premium indicators recorded a notable improvement due to reduced domestic and external uncertainty. Hence, conditions that necessitated the strong and front-loaded monetary tightening of in the first quarter of 2014 improved to a large extent. In addition, due to the decline in energy prices and improvement in non-food inflation indicators in the second half of the year, the CBRT delivered gradual and measured rate cuts between April and August 2014. The late liquidity window lending rate was reduced from 15% to 13.5% in April 2014. In May and June, 2014, due to improvements in global liquidity conditions, waning uncertainties and improvements in risk premium indicators, the one-week repo rate was reduced by 50 and 75 basis points, respectively. Following these decisions, the rate on the funding through quantity auctions was lowered to 8.75%. The CBRT reduced the one-week repo rate to 8.25% and the overnight borrowing rate from 8% to 7.5% in July. Lastly, in August 2014, the marginal funding rate was reduced from 12% to 11.25% and the late liquidity window lending rate was reduced from 13.5% to 12.75% in August. While opting for moderate rate cuts, the CBRT maintained its tight monetary policy stance by keeping the yield curve nearly flat. Despite these rate cuts, the yield curve remained flat throughout 2014 since long-term rates remained at relatively low levels, which was an indication of a cautious monetary policy stance.

After the interim meeting in January 2014, in line with the decision to simplify the operational framework of the monetary policy, the CBRT continued to provide liquidity to the system mainly through one-week repo auctions. The provision of the CBRT funding mostly by one-week repo auctions led the average CBRT funding rate to hover around the weekly funding rate. Therefore, moderate rate cuts delivered due to waning domestic and external uncertainties after April 2014 were also reflected in the average funding rate. In September 2014, in view of the heightened geopolitical tensions and the financial market volatility, the tight monetary policy stance was invigorated by a tight liquidity policy. Thus, the BIST overnight repo rates that hovered around the one-week repo auction rate in July and August settled close to the upper end of the interest rate corridor.

In November 2014, in order to encourage prudent borrowing, the CBRT announced an increase in the FX reserve requirement ratios on the non-core liabilities of banks and finance corporations. The increase in FX reserve requirement ratios are structured in a way to promote longer-term borrowing. Moreover, to foster core liabilities, the Central Bank announced in October 2014, that it will start to remunerate the Turkish lira component of required reserves of financial institutions with higher core liability ratios (ratio of deposits and equity to loans) than the sector average, at a higher rate, provided they do not worsen their situation. These measures aim to further strengthen the structure of the banking sector, with the goal of increasing financial stability and spurring balanced growth and domestic savings.

The macro-prudential measures and the tight monetary stance led to a notable improvement in the core inflation trend during the second half of 2014. However, elevated food prices and the delayed effects of exchange rates caused inflation to hover significantly above the target throughout the whole year. Although a decline was recorded in the last quarter, annual CPI inflation was above the uncertainty band around the inflation target by the end of 2014. Annual consumer inflation increased to 8.17% at the end of 2014, a rise of 0.8% compared to 2013. The underlying inflation trend in seasonally adjusted terms followed a downward path during the second half of 2014, despite the high levels of core inflation indicators throughout the year; inflation in core goods and services also decreased.

The Central Bank has changed its balance sheet structure in accordance with IMF agreements. The restructured balance sheets have been derived from the Central Bank Analytical Balance Sheet, as shown below:

Table 33

Selected Central Bank Balance Sheet Data

	2010	2011	2012	2013	2014
(in millions of Turkish Lira)
ASSET	128,463.5	146,213.6	202,022.1	265,857.7	281,900.3
Foreign Assets	135,575.3	173,108.8	215,570.2	283,465.2	299,420.5
Domestic Assets	-7,111.7	-26,895.2	-13,548.2	4,556.9	5,336.8
Cash Operations	134.1	-6,696.4	107.2	—	—
FX Revaluation Account	-7,245.8	-20,198.7	-13,655.4	-22,164.5	-22,857.0
IMF Emergency Assistance	0.0	0.0	0	—	—
LIABILITY	128,463.5	146,213.6	202,022.1	265,857.7	281,900.3
Total Foreign Liabilities	57,846.2	93,060.0	137,624.1	199,760.1	207,749.8
Liabilities to Non-Residents	21,002.9	21,779.3	16,605.1	16,065.2	10,778.9
Liabilities to Residents	36,843.3	71,280.7	121,019.1	183,695.0	196,970.9
Central Bank Money	70,617.3	53,153.6	64,397.9	66,097.5	74,150.5
Reserve Money	75,987.0	84,047.4	77,572.4	91,207.3	107,221.1
Currency Issued	48,937.6	55,103.2	60,525.5	74,814.6	85,118.2
Deposits of Banking Sector	26,806.0	28,782.1	16,655.5	16,086.1	21,595.0
Extra Budgetary Funds	104.7	108.0	333.6	242.1	203.3
Deposits of Non-Banking Sector	138.8	54.2	57.8	64.5	304.5
Other Central Bank Money	-5,369.7	-30,893.8	-13,174.5	-25,109.8	-33,070.5
Open Market Operations	-10,913.1	-39,128.7	-19,400.1	-38,873.4	-46,421.9
Deposits of Public Sector	5,543.4	8,234.9	6,225.7	13,763.7	13,351.3

Source: CBRT

The following table presents key monetary aggregates for the dates indicated:

Table 34

	2010	2011	2012	2013	2014
M1	135,190.57	161,212.85	179,934.55	229,370.15	258,293.54
M2	587,261.18	674,409.58	743,043.39	908,004.75	1,015,896.40
M3 (M2 + funds received from repo transactions + money market funds + debt securities issued by banks)	615,442.86	708,766.69	783,455.10	948,671.07	1,060,143.20

M1 = Currency in circulation + Demand deposits (TRY, FX)

M2 = M1 + Time deposits (TRY, FX)

Source: CBT

The following table presents the discount rates of the Central Bank for the dates indicated:

Table 35

Discount Rates

Year	Discount Rates
2009	15%
2010	14%
2011	17%
2012	13.5%
2013	10.25%
2014	9.0%

Source: CBRT

BANKING SYSTEM

The Banking Act (Law No. 5411) was prepared in accordance with EU directives and international principles and standards and published in the Official Gazette dated November 1, 2005 (No. 25983), with the aim of:

•	Setting markets to an active, regular and transparent structure;

•	Protecting the rights of the individual customers who use financial services;

•	Setting the Banking Regulation and Supervision Agency’s (the “BRSA”) structure, and its duties and responsibilities to be more elastic and sensitive to the market’s needs;

•	Performing the functions of regulation and supervision of the activities of banks, financial holding companies, leasing companies, factoring companies, consumer financing companies, independent audit firms, asset management companies, valuation institutions, rating institutions and outsourcing institutions;

•	Making the management and organization structures of the institutions covered by Law No. 5411 more sensitive, elastic, and open to dialogue;

•	Expanding prudent governance by implementing corporate governance principles;

•	Integrating the Turkish banking system in international markets;

•	Granting permissions for the establishment and/or operations of banks, financial holding companies, leasing companies, factoring companies, consumer financing companies, independent audit firms, asset management companies, valuation institutions, rating institutions and outsourcing institutions with some supervision;

•	Establishing a sufficiently flexible regulation and supervision system and regulation structure to answer the changing conditions of the financial markets;

•	Protecting fundamental principles such as transparency and equality between various parts of the financial system;

•	Establishing and generalizing confidence and stability in the financial markets;

•	Predicting risky developments in the financial markets;

•	Decreasing the transaction and intermediation costs in the banking sector;

•	Making the strategies and policies of the BRSA compatible to the road maps of the financial markets; and

•	Establishing procedures for the exchange of information between the BRSA and related authorities.

The Turkish banking system is currently regulated and supervised by the BRSA which is an independent public entity with administrative and financial autonomy that has supervised banks and certain other financial institutions since August 31, 2000. The BRSA, whose administrative body is the Banking Regulation and Supervision Board (“BRSB”), was established under the Law No. 4389, as amended by the current Banking Law (Law No. 5411).

The Savings Deposit Insurance Fund (“SDIF”) is a public legal entity with independent authority and duty to insure savings deposits and resolve instances where the BRSA intervenes in banks through the transfer or merger of these banks with another bank, the transfer of its shares to third parties, or liquidation. The duties and powers of SDIF are currently regulated by the Banking Law.

In addition to the CBRT, 51 banks were operating in Turkey as of the end of 2014, including 13 investment and development banks, 4 participation banks, 32 commercial banks and 2 SDIF banks. As of year-end 2014, of the commercial banks in the sector, 3 were state banks, 10 were private banks and 19 were foreign banks. Between 2013 and 2014, it is observed that the share of local private banks in the sector by asset size slightly decreased from 50.7% to 49.5%, while the share of foreign banks increased from 18.5% to 19.2%. During that period, the share of state banks increased from 30.8% to 31.3%.

Total assets of the Turkish banking system, which was U.S.$656.5 billion in 2010, has increased 31% and reached U.S.$859.9 billion as of end of 2014. The total loan portfolio similarly has increased from U.S.$343.1 billion in 2010 to U.S.$535.5 billion in 2014 with a 56.1% increase. Parallel to this trend, share of loans in total assets has increased from 52.2% to 62.2%. This indicates that the intermediary function of banks has increased, as well. Non-performing loans, which amounted to approximately U.S.$13 billion in year-end 2010, increased to U.S.$15.7 billion as of December 2014. The increase in non-performing loans during the 2010-2014 period was 20.4%. The non-performing loan ratio, which was 3.7% in 2010, decreased to 2.7% in 2011, increased slightly to 2.9% in 2012 and then decreased to 2.8% in 2013. After that the non-performing loan ratio increased slightly to 2.9% as of December 2014. The amount of provisions set aside for these loans was U.S.$11.6 billion and provisioning rate was 73.8% which was well above the required regulatory levels in 2014. Securities portfolio also has a significant part on the balance sheets of banks. The total amount of the securities portfolios was U.S.$130 billion as of December 2014. However, the share of securities in total assets has decreased from 28.6% in 2010 to 15.1% by the end of 2014.

Table 36

Main Figures of Banking Sector*

Billion USD	2010	2011	2012	2013	2014
Total Assets	656.5	644.7	771.1	813.2	859.9
Loans	343.1	361.5	447.1	491.6	535.5
Securities Portfolio	187.7	150.9	151.9	134.6	130.0
Deposits	402.4	368.2	434.4	443.9	454.3
Own Funds	87.7	76.6	102.4	90.9	99.9

*	Includes the data of participation banks.

Source: BRSA

Table 37

Share of Main Figures by Bank Groups

	LOANS					TOTAL ASSETS					DEPOSITS					OWN FUNDS
% Shares	2010-12	2011-12	2012-12	2013-12	2014-12	2010-12	2011-12	2012-12	2013-12	2014-12	2010-12	2011-12	2012-12	2013-12	2014-12	2010-12	2011-12	2012-12	2013-12	2014-12
Commercial Banks	91.1	91.0	90.1	89.7	90.2	92.5	91.9	91.0	90.4	90.4	94.6	94.4	93.8	93.5	93.8	85.0	84.6	86.2	85.3	86.4
-State Owned	27.4	26.5	25.3	26.5	27.4	29.7	28.0	27.5	27.9	28.2	35.6	32.4	31.9	31.8	30.4	21.9	21.5	22.8	23.3	25.8
-Private	48.7	51.2	51.0	49.0	48.4	49.4	50.8	50.5	48.0	47.7	47.3	50.0	48.7	47.8	48.3	49.4	50.1	50.5	48.8	47.6
-Foreign	15.0	13.2	13.9	14.3	14.4	13.5	13.0	13.0	14.5	14.6	11.7	12.0	13.2	13.9	15.1	13.7	13.0	13.0	13.3	13.0
Participation Banks	5.9	5.6	6.0	5.9	5.2	4.3	4.6	5.1	5.5	5.2	5.4	5.6	6.2	6.5	6.2	4.1	4.3	4.1	4.6	4.2
Inv.& Dev. Banks	3.0	3.4	3.8	4.4	4.7	3.1	3.4	3.8	4.0	4.2	0.0	0.0	0.0	0.0	0.0	10.5	10.7	9.3	9.8	9.1
SDIF	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.5	0.5	0.4	0.3	0.3
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: BRSA

Table 38

Main Indicators of Turkish Banking Sector

(%)		2010-12	2011-12	2012-12	2013-12	2014-12
1	NPL RATIO (*)	3.7	2.7	2.9	2.8	2.9
2	CAPITAL ADEQUACY RATIO	19.0	16.6	17.9	15.3	16.3
3	LOAN TO DEPOSIT RATIO (*)	88.5	101.0	106.1	114.1	121.6
4	RETURN ON ASSETS (ROA)	2.5	1.7	1.8	1.6	1.3
5	RETURN ON EQUITY (ROE)	20.1	15.5	15.7	14.2	12.2
6	NET INTEREST MARGIN	4.3	3.5	4.1	3.7	3.5
7	TOTAL ASSETS / GDP	91.6	93.8	96.7	110.9	114.0
8	LEVERAGE RATIO	9.9	8.8	9.8	8	8.3

(*)	Leasing receivables and non-performing loans included in total loans.

Source: BRSA

Moreover, main indicators of Turkish banking sector (see table above) show that with its independent regulatory and supervisory authority, careful consideration for banking licenses, compliance with international standards, risk-based supervision, capital adequacy ratio which is well above the regulatory level, liquidity regulations and BRSA approval for profit distribution, the Turkish banking sector has strong fundamentals.

The capital structures of banks in the system were the core of the restructuring program which was implemented in May 2001 and finalized in 2004. A three-phase audit was implemented to understand the capital structures of private banks. As of December 2014, the average capital adequacy ratio of the whole sector was 16.28%. As of January 2014, banks began to calculate capital adequacy ratio according to Basel III rules.

The universal banking system in Turkey allows commercial banks to engage in banking and other financial services. Three of the commercial banks in Turkey are state-owned banks. The major commercial banks are internationally recognized institutions with nationwide branch networks and deposit bases. Banks are permitted to deal in foreign exchange and to borrow and lend in foreign currency. On June 16, 2009, a Council of Ministers decision (No. 14803) regarding the foreign currency lending practices in Turkey was published in the Official Gazette (No. 27260). This regulation aims to facilitate the foreign currency lending practices of the corporate sector in Turkey by easing restrictions on Turkish companies’ ability to obtain foreign currency loans. Also, the regulation prohibits individual residents from borrowing foreign currencies from banks.

State Banks

Priority was given to the financial restructuring of state banks during the May 2001-2004 period. Simultaneously with the strengthening of their financial structure, operational restructuring studies were initialized. The main objective of the latter is to re-build organizational structure in compliance with the requirements of contemporary banking and international competition.

As a first step in 2001, management of the two state banks was transferred to the Joint Board of Directors. The Board was granted the authority to restructure and prepare the state banks for privatization. In order to reduce their short-term liabilities, state banks obtained liquidity through repo or the outright sale of government securities to the Central Bank and fully eliminated their short-term liabilities (amounting to TL 8.5 quadrillion as of March 16, 2001) to private banks and non-bank entities (excluding those to the Central Bank). Fully released from short term and costly funding needs upon the financial support provided within the program, the state banks started to conduct their operations and transactions with a view to competition and profit-maximization. State banks’ deposit interest rates began to be determined uniformly and below the interest rates of the government securities. Thereafter, deposit interest rates of the state banks showed a development parallel to the decrease in interest rates generally.

State banks have become better at identifying problematic loans and setting aside appropriate provisions for such loans, which has increased transparency. The non-performing loans portfolio of the 3 deposit-taking state banks was TL 4,879 million as of December 2010 and TL 10,391 million as of December 2014. The provision made for these non-performing loans was TL 4,279 million in 2010 and increased to TL 8,080 million in 2014. The non-performing loan ratio of state banks has decreased from 3.3% in 2010 to 3.0% in 2013.

In order to strengthen the capital structure of state banks, funds in the form of both securities and cash were injected into these banks. As a result, own funds of three state banks increased to TL 29.5 billion as of December 2010 and TL 31.1 billion as of December 2011. The equity capital of those banks was TL 41.4 billion as of December 2012 compared with TL 45.1 billion as of December 2013. By the end of 2014, their equity capital reached TL 59.8 billion. Capital injections as well as the increased share of Treasury papers carrying zero risk-weight contributed to the increase in capital adequacy. The state banks determine lending rates while taking into account funding costs in order to achieve efficiency and profitability.

Table 39

Aggregated Balance Sheet of State Banks

	Dec.	Dec.	Dec.	Dec.	Dec.	Dec.	% Share Dec.	Dec.	Dec.	Dec.
(million TL)	2010	2011	2012	2013	2014	2010	2011	2012	2013	2014
Assets
Cash and Claims on Banks	21,542	17,922	19,734	21,551	21,980	7.2	5.2	5.2	4.5	3.9
Securities Portfolio	109,942	110,287	101,291	108,854	106,644	36.8	32.3	26.9	22.5	19.0
Loans	144,053	181,222	200,849	277,040	340,448	48.2	53.1	53.3	57.3	60.6
Loans under Follow-Up (Net)	600	632	1,405	1,485	2,310	0.2	0.2	0.4	0.3	0.4
-Loans under Follow-Up	4,879	4,689	6,742	8,194	10,391	1.6	1.4	1.8	1.7	1.8
-Provisions for Loans under Follow-Up(-)	4,279	4,056	5,338	6,709	8,081	1.4	1.2	1.4	1.4	1.4
Duty Losses	—	—	—	—	—
Other Assets	22,457	31,486	53,438	74,448	90,786	7.5	9.2	14.2	15.4	16.1
Liabilities						0.0	0.0	0.0
Deposit (1)	219,599	225,330	246,335	300,536	319,729	73.5	66.0	65.4	62.2	56.9
Borrowings from Banks (2)	17,768	29,637	36,490	55,661	69,654	6.0	8,7	9.7	11.5	12.4
Other Liabilities	31,766	55,497	52,483	82.053	112,937	10.6	16.2	13.9	17.0	20.1
Shareholder’s Equity	29,461	31,116	41,409	45,129	59,848	9.9	9.1	11.0	9.3	10.6
Balance Sheet Total	298,593	341,550	376,716	483,378	562,168	100.0	100.0	100.0	100.0	100.0

(1)	Interbank deposits are excluded.
(2)	This item includes interbank deposits and interbank money market transactions.

Source: BRSA

In the aftermath of the restructuring of state banks, a positive impact of such financial and operational restructuring is apparent in the profitability performance of the state banks. As of December 2010, the total profit of three state banks was TL 6,880 million (Ziraat Bankasi TL 3,713 million, Halk Bankasi TL 2,010 million and Vakifbank TL 1,157 million) and in 2011, the total profit of these banks reached TL 5,373 million (Ziraat Bankasi TL 2,101, Halk Bankasi TL 2,045 and Vakifbank TL 1,227 million ). As of December 2012, total profit of these banks was TL 6,706 million (Ziraat Bankasi TL 2,650 million, Halk Bankai TL 2,595 million and Vakifbank TL 1,460 million). In 2013 the total profit of these three banks was TL 7,666 million (Ziraat Bankasi TL 3,330 million, Halk Bankasi TL 2,751 million and Vakifbank TL 1,586 million ). As of December 2014, total profit of these three state banks reached TL 8,010 (Ziraat Bankasi TL 4,051 million, Halk Bankasi TL 2,206 million and Vakifbank TL 1,753 million ).

The SDIF Banks

After the BRSA began operating on August 31, 2000, the SDIF has taken over 25 private banks. Of these 25 banks, banking operating licenses of 5 banks were revoked and bankruptcy orders were issued for these banks and the management and control of 20 other banks were transferred to the SDIF along with the shareholders rights except dividends. The SDIF banks were subjected to an intensive financial and operational restructuring process following their takeover, including the following:

•	short-term liabilities were liquidated;

•	FX open positions were considerably reduced;

•	deposit rates were decreased and brought in line with market rates;

•	deposit and FX liabilities were transferred to other banks; and

•	branch and personnel numbers were cut down to reasonable levels.

Total cost of financial restructuring and repayment of insured deposits amounted to U.S.$31.1 billion for 25 banks. Of this amount, U.S.$27.2 billion was obtained from public sector resources (the Undersecretariat of Treasury and the CBRT), and U.S.$4.2 billion from private sector resources (i.e., from the SDIF’s own resources). A considerable portion of the SDIF’s income comes from insurance premiums collected from banks. Cash penalties, collections, income generated from bank sales and deposits which have been subject to prescription constitute other sources of income for the SDIF. As part of the resolution operations, of the amount of U.S.$27.2 billion obtained from public sector resources, U.S.$13.2 billion was repaid to the Undersecretariat of Treasury and the CBRT as of December 31, 2014 and the SDIF will continue to repay the remaining amount. With a view to accelerate the resolution of the SDIF banks, their deposits and foreign exchange liabilities were transferred to other banks. An important portion of the SDIF banks’ deposits were sold to other banks through a series of auctions, backed by matching government securities portfolios. Auctions were realized within a separate bidding process for pools of TL and foreign exchange deposits in 5 stages. As a result of these auctions, TL 479 million and U.S.$2.59 billion in foreign exchange denominated deposits were transferred to 8 private banks.

Recovery Activities

As a result of the proceedings carried out with powers entrusted to the SDIF by Banking Law and Act No. 6183 on Procedures for Collection of Public Receivables the SDIF made significant progress in effective collection of public receivables. The total amount of collections made as a result of resolution operations reached U.S.$21.18 billion as of December 31, 2014. Of this amount, U.S. $749 million was collected in 2014.

When the distribution of resolution revenues is examined it is seen that of the total amount of U.S.$749 million collected in 2014, U.S.$597 million was collected from non-performing receivables, U.S.$131 million was collected from subsidiaries, real estate and movables, and U.S.$21 million was collected from Banks under the management of the SDIF.

Collection of Non-Performing Receivables

As a part of resolution of banks transferred to the SDIF, a total of 208,103 files of receivables worth TL8.8 billion were transferred and assigned from the relevant banks and through other firms as of the end of 2014. Twenty-two files of receivables were transferred and assigned in 2014. All files were acquired free of charge. The net amount of collections (after deducting refunds from collection of U.S.$597 million) from non-performing loans of the SDIF in 2014 totaled U.S.$327.2 million. Of this amount, U.S.$176.47 million was transferred to the accounts to be apportioned until the completion of legal and deduction procedures.

Receivables from Bank Majority Shareholders

The SDIF collects receivables acquired from majority shareholders and those stemming from misuse of bank resources by majority shareholders via proceedings under Law No. 2004 and Law No. 6183, and protocols, which are agreements relating to payment of debts, or Financial Restructuring Agreements (FRAs) signed with majority shareholders or by exercising the authority entrusted by the Banking Law.

The SDIF has completed deals with bank majority shareholders relating to loans and terms of refunds, and has made substantial progress in collecting public receivables. If a bank majority shareholder does not fulfill its obligations, including not making duly or timely payments as required by the protocols, the SDIF intends to exercise its legal rights under any protocol or FRA.

Status of Certain Majority Shareholders:

Cukurova: U.S.$28.36 million was collected from Cukurova Group as of December 31, 2014 as part of the protocol dated May 15, 2009 and signed in order to collect the bank’s fund acquired by Cukurova Group companies during the sale of Interbank to Nergis Group. U.S.$26.41 million was collected from Cukurova group in 2014 to cover tender price of BMC Commercial and Economic Integrity for the receivables resulting from the Supplementary Protocol dated October 1, 2007. The total amount of collections from Cukurova Group including those made as a part of the protocols as well as pre-protocol collections and default interests, has hit U.S.$2.26 billion as of December 31, 2014.

Bayindirbank: On December 27, 2012, the SDIF announced a default on certain provisions of the FRA signed on October 25, 2002, among Bayindir Group, the SDIF, and 16 other creditor banks and finance institutions, against the Bayindir Group. Legal proceedings are in progress against debtors and legal representatives in accordance with Law No. 6183. The SDIF took over shareholder rights, except dividends and management of Bayindir İnşaat Turizm Ticaret ve Sanayi AŞ. and Bakara İlaç ve Tibbi Malzeme Pazarlama Diş Ticaret AŞ., in accordance with the provisions of Banking Law No.5411. A protocol was signed between the SDIF and the shareholders of Bakara İlaç ve Tibbi Malzeme Pazarlama Diş Ticaret AŞ., the management of which was taken over by the SDIF. The total amount of collections from Bayindir Group stood at U.S.$61.09 million as of December 31, 2014.

Imar Bankasi: In accordance with the provisions of Law No. 6183 and the provisions of Article 15 of Banking Law No. 4389 abolished and amended by Law No. 5354, the SDIF continued to track and collect goods, rights and assets seized in line with the provisions of Law No. 6183. The gross collection from the Imar Bankasi reached U.S.$7.50 billion as of December 31, 2014. Of this amount, a total of U.S.$6.56 billion was transferred to third parties, public institutions and organizations in accordance with the Law on Amendment for Banking Law No.5472 amended by clause 5 of Article 134 of Banking Law No. 5411, and provisions of provisional Article 24. In addition, U.S.$13.19 million in collection tracked in apportioned accounts will be apportioned in accordance with the priority lists to be formed upon the conclusion of the lawsuit subject to various appeals. U.S.$38.34 million was collected from Imar in 2014. The total amount of net collections amounted to U.S.$928.31 million as of December 31, 2014.

Balkaner: The follow-up and collections associated with third parties and companies, to which Ali Avni Balkaner, the majority shareholder of the Yurtbank, transferred the bank resources, are still in progress within the framework of clause 7-b of Article 15 of Banking Law No. 4389 and of Article 134 of Banking Law No. 5411. U.S.$42.97 million was collected from Balkaner Group in 2014, including the amount obtained from the sale of Bayramoğlu Commercial and Economic Integrity. The total amount of collections from Balkaner Group and affiliated third party debtors reached U.S.$275.13 million as of December 31, 2014.

Litigation

Several claimants have filed claims against the Republic ranging from U.S.$750 million to U.S.$19 billion before the International Center for the Settlement of Investment Disputes (ICSID) or under the United Nations Commission on International Trade Arbitration Rules (UNCITRAL) alleging either that (a) they have been harmed because SDIF’s takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation, or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. The Republic believes that it has meritorious defenses to all of these claims. While the Republic does not believe that such proceedings will in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings is uncertain. Five of the claims against the Republic previously before ICSID and two of the claims before UNCITRAL have been dismissed.

There exists another UNCITRAL case initiated against Azerbaijan Government, which has been settled. Deep Woods, situated in New York, filed an action (claiming U.S.$16 million) against the SDIF relating to an agreement between the parties. The case was finalized against the SDIF and upon our application to the Court of Appeal the aforementioned Court reversed the judgement in favor of the SDIF. Following the application of Deep Woods the Supreme Court of the United States approved the decision. Then the decision became final.

Certain arbitration cases are being handled by different Ministries. For instance Cem Uzan, alleging he has shares of ÇEAŞ- KEPEZ, initiated arbitration procedures against the Republic requesting payment in the amount of €2.5 billion. The claim is still pending and is being handled by the Ministry of Energy and Natural Resources. After the İmar Bank was taken over by SDIF, the liquidation process of the İmar Bank was under the control of SDIF. As the liquidation procedure is conducted by SDIF, the Ministry requests that SDIF provide documents and information with respect to the Uzan Group. Furthermore, the Ministry requests that SDIF provide its comments on the documents/petitions/expert reports submitted by the counterparty.

Further, Uzan, Süzer, Cingilli Groups and Yaşar Holding have filed a number of cases against the Republic in the European Court of Human Rights. These cases are generally handled by the Ministry of Justice. These cases are related to each bank being taken over by SDIF. The documents and information with respect to these cases are provided by SDIF for the Ministry, and SDIF provides comments on any counterparty petitions to the Ministry.

The following tables present key activities of the SDIF for 2014:

Table 40

Resolution Activities, Financial Objectives and Realizations for 2014 (USD in millions)1

	Year 2014
	Performance Objective[2]	Realization	Realization Rate (%)	Cumulative Realization as of 12.31.2014	Year 2015 Performance Objective
Reserve (beginning of the period)	336	336	100.00		548
Resolution Income[3]	657	749	114.00	21,184	621
Borrowing[4]	—	—	—	27,206	—
Amount Transferred From Deposit Insurance Income	—	—	—	4,227	—
Financial Income (interest etc.)	19	21	110.53	955	23
Collections taken in Consignment[5]	117	117	—	117
Resolution Expenses	(131)	(50)	38.17	(31,027)	-146
Off Shore Lawsuit Payments[6]	(40)	(40)	—	(74)
Payments to Treasury	(178)	(175)	98.31	(11,764)	-615
Advance Payments to the CBRT	—	—	—	(1,418)	—
Payments to Other Institutions/Organizations	(262)	(281)	107.25	(7,336)	-46
Payments From Deposit Collections[5]	(107)	(107)	—	(107)	—
Evaluation and Valuation Difference [7]	(23)	(22)	95.65	(1,415)	24
Reserve (end of the period)[8]	388	548	141.24	548	409

1.	The figures in the table are calculated based on the total transactions made by the SDIF in cash and in Government Debt Securities and exchange rates on the day of the transactions.
2.	The amount of cash projections made every 3 months by the SDIF in accordance with the “Principles and Procedures on Transferring SDIF’s Cash Surplus to the Accounts of the Undersecretariat of Treasury” as a part of Law No. 5787, is based on the performance objectives.
3.	Gross collection figures are taken into account for resolution income. Transactions such as refunds or payments made out of collections are not deducted from the relevant amounts.
4.	U.S.$1,329 million of the borrowing amount consists of advance payments from the CBRT.
5.	Collections consists of the payments made for deposit accounts of the SDIF with regard to commercial transactions of the BMC Sanayi ve Ticaret A.S., and of the payments made from these accounts.
6.	Off-shore lawsuit payments consists of payments made in connection with court orders concerning off-shore lawsuits.
7.	The evaluation and valuation difference is the result of exchange rates as the figures are presented in USD.
8.

U.S.$418 million of the relevant amount is composed of blocked accounts where one follows up collections about which efforts to create order tables are ongoing and collections about which legal proceedings are ongoing. The remaining amount (U.S.$130 million = U.S.$548 million – U.S.$418 million) is composed of precautionary reserve of U.S.$100 million, which is kept in the SDIF to enforce resolution activities and free reserve (U.S.$30 million) which will be transferred to the Undersecretariat of Treasury in case the amount goes beyond U.S.$20 million in accordance with the ‘‘Principles and Procedures on Transferring SDIF’s Cash Surplus to the Accounts of the Undersecretariat of Treasury.”

Table 41

Distribution of resolution revenues (USD in millions) 1

	Cumulative as of 12.31.2013		Year 2014	Cumulative as of 12.31.2014

Resolution Revenues (Gross)[2]	A.	20,435	B.	C.	21,184

- Collections From Non-Performing Loans	D.	15,979	E.	F.	16,576

- Collections from Subsidiaries	G.	707	H.	I.	711

- Collections from Real Estate and Movables [3]	J.	971	K.	L.	1,098

- Collections from Banks under the management of the SDIF (Transferred to Fund+ Licenses revoked)	M.	2,522	N.	O.	2,543

- Other Collections	P.	256	Q.	R.	256

Financial Revenues	S.	934	T.	U.	955

Total	V.	21,369	W.	X.	22,139

[1]	Figures shown in the table are based on SDIF’s transactions in cash. The collections in kind yet to be turned into cash are not included in the table. Such collection amount in kind yet to be turned into cash reached U.S.$302.55 million by the end of 2014.
[2]	The amount of gross collections is taken into consideration for resolution revenues. Transactions such as refunds or payments made out of collections are not deducted from the relevant amounts.
[3]	The sale price of the Balkaner Group and Bayramoglu Real Estates was $U.S.90 million in 2014 and the interest sum is presented under the collections from real estates and securities.

Regulatory and Supervisory Framework

Parallel to the financial and operational restructuring of the banking sector, necessary laws and institutional arrangements have been realized. These efforts aimed to strengthen the regulatory and supervisory framework to ensure efficiency and competitiveness in the banking sector and facilitate sound banking practices, thus establishing confidence in the sector. The legal framework in place has become almost fully harmonized with international standards.

In the process of preparing the Banking Act No. 5411, international standards were considered. The main highlights of the Banking Act No. 5411 with respect to regulation and supervision include:

•	The BRSA supervision of banks, financial holding, leasing, factoring and consumer finance companies, independent audit firms, asset management companies, valuation, rating and outsourcing institutions.

•	Conformity with EU Directives in terms of the activities that banks are allowed to perform.

•	Increased transparency of the BRSA.

•	Establishing principles of corporate governance for Turkish banks and financial holding companies.

•	The paid-up capital for establishment of banks cannot be less than TL 30 million and increase in capital must be paid in cash free from any collusion and without using internal resources, excluding resources permitted to be added to capital by the related legislation.

•	Disclosure by banks of their most recent articles of association on their web sites to increase transparency.

•	The establishment of audit committees within banks to conduct the audit and supervisory functions of their executive boards.

•	Prohibiting the transfer of resources to finance deficits of funds established by the institutions exclusively for their employees that provide health, social aid and retirement benefits.

•	Grants extended by banks and institutions subject to consolidation in a fiscal year shall not exceed 0.4% of the bank’s shareholders’ equity. However, half of these grants shall be extended to areas that are exempted from taxes by law.

The regulations set forth in Banking Act No. 5411 have been implemented since the end of October 2006. The regulations were prepared by revising the related previous regulations and by making necessary adjustments to be in line with the international codes and standards using European Union Directives, the Basel Committee on Banking Supervision (BCBS) Principles, Corporate Management Principles of OECD, the Acts of European Union Member and candidate countries. The regulations concentrate on capital adequacy, risk management, lending and subsidiary limits, loan loss provisioning, compliance with International Accounting Standards, independent auditing and cooperation with foreign supervisory authorities. Regulations regarding leasing, factoring and financing companies, independent audit firms, valuation and rating institutions, outsourcing institutions, principles of corporate governance for banks, audit committee and internal systems within the banks, accounting and information systems, capital adequacy and own funds, and liquidity are also important for the Turkish banking system.

Under the Regulation on Banks’ Own Funds, published in the Official Gazette No. 26333 on November 1, 2006, innovative capital instruments were recognized and characteristics of these instruments were set. Pursuant to an amendment to this regulation, published on Official Gazette in March 10, 2011, No. 27870, certain of these characteristics were revised depending on the type of instrument. The regulation was wholly replaced by a new regulation that is in compliance with Basel III standards as of January 1, 2014.

The Regulation on Banks’ Corporate Governance Principles is a regulation which came into force as of November 1, 2006, which revised the corporate governance principles of banks according to principles recommended by the BCBS. An amendment to this regulation was published in the Official Gazette dated June 06, 2011, No. 27959 and became effective in January 1, 2012, setting forth the framework for compensation policies of banks for their employees.

The Regulation on Outsourcing Activities Obtained by Banks and Authorization of Institutions to Provide the Outsourcing Activities was published in the Official Gazette No. 26333 on November 1, 2006 was replaced with the Regulation on Outsourcing by Banks published in the Official Gazette on November 5, 2011, No. 28106. With this new regulation, instead of requiring the BRSA authorization for both banks and the provider of the outsourced service/activity, a bank that has purchased an outsourced service that it will provide to customers is simply required to inform the BRSA about the outsourced activities. Moreover, the definition of outsourcing activities and exceptions/limitations to such activities has been re-defined in order to achieve greater compliance with international standards.

The Act on Bank Cards and Credit Cards No. 5464 was published in the Official Gazette No. 26095 dated March 1, 2006. The Act was prepared in accordance with the European Union Directives of the European Parliament and the Council of the European Union, “Core Principles of Payment Systems” and “Know Your Customer” reports published by the BCBS, “40 Recommendations on Money Laundering” principles published by the Financial Action Task Force on Money Laundering (“FATF”) and opinions of related parties were used in preparing this Act. The law regulates credit card issuers and provides protections for cardholders.

The Regulation on Bank Cards and Credit Cards was published in the Official Gazette No. 26458 on March 10, 2007. With this regulation, the procedures and principles regarding the issuance, use, clearing and settlement of bank cards and credit cards and licensing and operation of card system organizations and card issuing organizations are determined. In addition, the rules concerning the legal form and general transaction terms of bank card and credit card contracts, operating principles of the institutions in card payments systems, obligations of issuers, card holders and member companies are set forth. An amendment to this regulation was published in the Official Gazette dated December 17, 2010 (No. 27788), and such amendment defined minimum payment amounts with reference to a ratio between 25% and 40% of the debt within a certain period and the ratio for a particular credit card debt associated with the holder’s card limit. Furthermore, the amendment established that there would not be any increase in credit card limits and draw-cash facilities for credit cards whose period debt has been paid only up to 50% three times in one calendar year until the period debt is fully paid. Regulation Amending the Regulation on Bank Cards and Credit Cards No: 28868 was published on December 31, 2013 introducing an installment limitation for cash withdrawals and goods and service purchases by credit cards and eliminating the option of installment for certain types of products and services.

An IT audit team was formed as a subdivision of “Department of Information Management” in 2006 after the reorganization of the BRSA. The subdivision then became a separate department, the “Department of Information Systems Compliance,” in 2014. Department of Information Systems Compliance is responsible of overseeing banks, independent auditors and auditing firms from an IT perspective.

According to the regulation named “Auditing Bank’s Information Systems by Independent Auditing Firms”, each bank’s internal controls over banking processes must be audited once a year and its controls over IT processes must be audited once every two years by an authorized independent auditor. Consolidated partnerships of banks were also included in the IT audit scope in 2007 pursuant to the “Auditing Bank’s Information System by Independent Auditing Firms” regulation. These audits are based on the “Communiqué on Principles to be Considered in Information Systems Management in Banks”, which was published in the Official Gazette on September 14, 2007. In addition to the Communiqué, the principles defined by the COBIT framework are also utilized in IT audits performed by authorized independent auditors.

The Department of Information Systems Compliance evaluates and takes required actions according to the independent IT Audit reports. These reports are prepared by the independent auditors following IT audits. Banks propose corrective actions for each of these findings to mitigate the risks caused by these findings. An online monitoring system (“BADES”) is used for monitoring the activities of independent audit firms and tracking the audit findings revealed by the auditors as well as the semiannual reports filed by banks comprising the corrective actions regarding these findings.

Regulations regarding “IT audits performed by independent auditors” were updated in 2010 by the IT Audit Subdivision at Department of the Information Management. On July 30, 2010, the BRSA issued the “Circular of Management Representation”, which became effective as of 2011, requiring banks’ board of directors to submit a written representation to the independent auditor regarding effectiveness, adequacy and compliance of the bank’s internal controls.

The BRSA started its own planned IT audit activities in 2009 by using approved guidelines with the following predefined types of audit:

1.	On-site examination in accordance with the “On-Site Examination Components Guideline” and “Onsite Examination Manuals”, which is based on the selected COBIT control objectives and COBIT IT Assurance Guide;

2.	Pre-examination in accordance with the “Pre-Examination Guideline”, which includes selected COBIT control objectives;

3.	Assessment of IT Complexity and Dependence based on URSIT Ratings (Component/Composite); and

4.	System-based examinations (in accordance with the System-Based Examination Guideline).

The BRSA carried out IT audits of 8 banks in 2010, 1 bank and 1 factoring firm in 2011, 12 banks in 2012, 8 banks in 2013, 2 auditing firms and 9 banks in 2014.

As an additional security precaution to prevent potential data breaches, penetration tests are conducted at each bank in accordance with the circular issued by the BRSA on July 24, 2012. According to the circular, these tests have to be performed by independent security firms and the results of the tests as well as the corrective actions taken by banks have to be reported to the BRSA by using BADES web application. The BRSA supervises this process and tracks the corrective actions since 2013.

“Communiqué on Principles to be Considered in Information Systems Management and Audit in e-Money and Payment Institutions” was published on the Official Gazette on June 27, 2014. The Communiqué defines principles to be adopted in IT management of e-money and payment institutions. It also includes the rules to be followed in an IT audit, which comprises the examination of controls over IT processes by an authorized independent auditor.

In 2010, 6 regulations and 2 communiqués were amended. The amendments addressed the establishment and operations of banks, loan transactions, corporate governance, liquidity adequacy and bank and credit cards.

On September 30, 2010, the BRSA adopted Board Resolution No. 3875, which regulates the issuance of bills and bonds by banks. The Resolution incorporates a dynamic mix of equity, saving deposit, asset size and capital adequacy ratio in order to limit the amount of bonds to be issued by the banks. On December 16, 2010, the BRSA adopted Board Resolution No. 3980, effective as of January 1, 2011, which limits consumer loans mortgaged by residential real estate to 75% of the value of the real estate subject to the mortgage.

Within the scope of the Law Making Amendments to the Laws on Re-structuring of some Receivables and Social Insurance and General Health Insurance Law and Some Other Laws and Decree Laws, certain articles of the Banking Law particularly regarding re-location of BRSA Headquarter to Istanbul and establishment of a “Risk Center” within the Bank’s Association of Turkey were amended. Acquisition of liability insurance coverage for valuation and rating and outsourcing companies has been made mandatory only when demanded by banks or deemed necessary by the BRSA, whereas it is still compulsory for independent audit firms.

Pursuant to principle 5 of the “Core Principles for Effective Banking Supervision” published by the BCBS, an amendment was made to the Article 8 of the Regulation on Operations of Banks Subject to Permission and Indirect Shareholding published in the Official Gazette dated February 4, 2011 and No. 27836. With the amendment Banks may establish or participate in domestic partnerships with other banks, with the BRSA’s approval.

With the Regulation on Measurement and Evaluation of Interest Rate Risk in the Banking Book under the Standard Shock Method published in the Official Gazette dated August 23, 2011 and No. 28034, the principles and procedures were set for interest rate risk arising from on-balance and off-balance banking book accounts.

The implementation process of “International Convergence of Capital Measurement and Capital Standards (Basel II) was initiated on July 1, 2012 in Turkish banking system following the one year parallel implementation period to facilitate the transition. Accordingly, the following regulations and communiqués were published in the Official Gazette dated June 28, 2012, No. 28337 replacing the relevant previous regulations:

•	Regulation on Measurement and Evaluation of Capital Adequacy of Banks,

•	Regulation on the Internal Systems of Banks,

•	Communiqué on the Financial Statements, Explanations and Footnotes to be announced by Banks,

•	Communiqué on Credit Risk Mitigation Techniques,

•	Communiqué on Structural Position,

•	Communiqué on Calculation of Risk Weighted Asset Amounts for Securitization Exposures

•	Communiqué on Use and Assessment of Risk Models to Calculate Capital Requirements for Market Risk

•	Communiqué on Calculation of Capital Requirement for Market Risk Stemming from Options

•	Communiqué on Structural Position

In 2013, one new law, four laws amending the Banking Law, five new regulations and 2 new communiqués were published; fourteen regulations and three communiqués were amended and one circular was issued. The most important regulations and amendments are listed below.

•	Regulation on Capital Conservation and Counter-cyclical Capital Buffers, published in the Official Gazette No. 28812, on November 5, 2013, introduces additional capital buffers - a “mandatory capital conservation buffer” of 2.5% and a “discretionary counter-cyclical buffer”, which would allow national regulators to require up to another 2.5% of capital during periods of high credit growth. Buffer requirements will be put into effect following the same time-lines of European Union and Basel Committee for this area. Regulation on Own Funds of Banks, published in the Official Gazette No. 28756, on September 5, 2013, replaces the previous regulation with the aim to fully incorporate amendments and new rules introduced with Basel III accord regarding own funds. Regulation on Calculation of Leverage Ratio, published in the Official Gazette No. 28812, on November 5, 2013, requires banks to calculate and report leverage ratio to help restrict cyclical movements as complementary to risk-sensitive capital calculation in line with BCBS standards and EU legislation. Regulation Amending the Regulation on Measurement and Evaluation of Capital Adequacy of Banks, the risk weights applied to credit card installments has been increased by 25 basis points for 1 to 6 months, and by 50 basis points for other maturities. Accordingly, risk weight has been raised to 100% for credit card installments of 1 to 6 months, 200% for 6 to 12 months and 250% for credit card installments of more than 12 months.

The Act on Financial Leasing, Factoring and Financing Companies No. 6361 was published in the Official Gazette No. 28496 dated December 13, 2012. The Act No. 6361 repeals the Financial Leasing Law, dated June 10, 1985, and numbered 3226, and the By-Law Regarding Money Lending Activities, dated September 30, 1983, and numbered 90, with its appendices and amendments. The objective of this law is to regulate the establishment and operating principles of financial leasing, factoring and financing companies operating as financial institutions as well as the principles and procedures relating to financial leasing, factoring and financing contracts. By being defined as “financial institutions” by Act No. 6361, the aforementioned companies form an important part of the financial system; a legal basis for the establishment and operations of the companies is set up and an effective supervision and auditing system is introduced. Regulation on Establishment and Operation Principles of Financial Leasing, Factoring and Financing Companies No: 28627 was published on April 24, 2013. This complementary regulation sets out the principles and procedures applicable to establishment of financial leasing, factoring and financing companies, issuance of operation permits for them, opening of domestic and overseas branches by these companies, share acquisitions, transfers, merger, disintegration and liquidation, their managers, shareholders’ equity and transaction limits, internal systems, provisions, and independent audit, as required by the Law.

In 2014, four new regulations and four new communiques were published, and fourteen regulations and ten communiques were amended. The most important points covered by those regulations are listed below.

With two communiques, published in the Official Gazette No. 29111 on September 6, 2014, banks have been allowed to apply the internal ratings based approaches for credit risk and the advanced measurement approach for operational risk beginning January 1, 2015.

With regard to Pillar II requirements, the procedures for internal capital adequacy assessment process are determined and, starting from 2014, Best Practice Guidelines are published and internationally accepted principles and procedures are gathered under a single roof in order for banks to operate effectively and thus manage their risks efficiently. Those guidelines on different risk areas give banks the required flexibility to make arrangements and processes comprehensive and proportionate to the nature, scale and complexity of the risks in their activities. The list of best practice guidelines is as follows.

•	Guideline on Concentration Risk Management

•	Guideline on Liquidity Risk

•	Guideline on Country Risk

•	Guideline on Market Risk Management

•	Guideline on Operational Risk Management

•	Guideline on Counterparty Credit Risk Management

•	Guideline on Interest Rate Risk Management

•	Guideline on Stress Testing to be used for Banks’ Capital and Liquidity Planning

•	Guideline on Credit Management

•	Guideline on ICAAP Reporting of Banks

The scope of the disclosures on regulatory capital and minimum capital requirements and the regulatory framework for securitization were aligned with Basel III rules with two amending communiques which were published in the Official Gazette No. 28983 on April 26, 2014 and No. 29093 on August 19, 2014, respectively.

In addition, Regulation on Calculation of Liquidity Coverage Ratio of Banks, published in the Official Gazette No. 28948 on March 21, 2014, requires banks to calculate and report their individual and consolidated liquidity coverage ratios to the BRSA as of January 2014. Since January 2015, they are obligated to ensure individual and consolidated liquidity coverage ratios are in compliance with Basel III requirements.

Furthermore, the regulatory framework for payment service providers, which includes payment institutions and e-money institutions were set out by two different regulations that are largely compliant with the Directive 2007/64/EC and Directive 2009/110/EC and published in the Official Gazette No. 29043 on June 27, 2014, according to the provisions of the Law on Payment and Security Settlement Systems, Payment Services and Electronic Money Institutions No. 6493.

Regulation on Bank Cards and Credit Cards was published in the Official Gazette No. 28999 on May 13, 2014. With the exception of credit cards given to corporations, an installment ban for purchasing goods and services such as gift cards, gift checks was put in force. In this regulation, credit cards given to corporations are subjected to only installment limitation.

Regulation on Procedures and Principles for Payments Received from Financial Consumer was published in the Official Gazette No. 29138 on October 3, 2014. In this regulation, services which are provided by banks to financial consumers are determined. The regulation, also, introduced fundamental principles for fee, commission, and charges that will be received from the consumers with regard to those services and procedures for receiving these payments.

CAPITAL MARKETS

For the last three decades Turkey has undertaken several capital market reforms. Such reforms were meant to: secure transparency, confidence and stability in the capital markets; contribute to the private sector’s effective utilization of capital markets; bring market discipline to State Owned Enterprises (SOEs) and strengthen the process of their restructuring; facilitate local government financing in capital markets; develop new instruments, institutions and markets to reduce the costs of credit and funds allocation; deepen financial markets; contribute to the participation of the public at large in investment activity; and reach the standards of developed nations with respect to financial structure and practice.

In the first half of the 1980s, the Turkish securities markets underwent serious developments in terms of setting up both the legal and institutional framework suitable for sound capital movements. The Capital Market Law No. 2499 was enacted in 1981 to adapt Turkey’s legal framework to certain more developed markets, and one year later, the regulatory body responsible for the supervision and regulation of the Turkish securities market, the Capital Markets Board (the “CMB”), was established. The CMB has been established for carrying out the tasks and exercising the authorities granted with the Capital Market Law No. 2499 and the related legislation, to maintain secure, transparent, efficient, fair and competitive capital markets, and to protect rights and interests of investors. The Decree by Law No. 91 establishing the basic principles concerning the foundation and operations of securities exchanges launched in October 1983. Then in 1984, the Regulation concerning the foundation and operations of the securities exchanges was published in the Official Gazette. Following the adoption of related regulations launched in the subsequent period, the Istanbul Stock Exchange (the “ISE”) was officially established in December 1985 and started its operations on January 3, 1986. In 1989, the foreign exchange regime was amended to allow non-residents to invest in Turkish securities and allow residents of Turkey to invest in foreign securities.

Capital market legislation underwent several reviews and amendments to include current market developments in legal infrastructure. A complete reform of the entire legal framework on capital markets was carried out in order to improve the harmonization level of Turkish capital markets legislation with the EU acquis, to reflect current market needs, to strengthen the competitiveness in Turkish capital markets, to keep pace with current global developments and standards developed in the aftermath of the 2008 financial crisis, to facilitate market development and innovations without compromising investor confidence and market integrity.

The new Capital Markets Law No. 6362 (“CML”) came into force on December 30, 2012, when it was published in the Official Gazette numbered 28513 and superseded Capital Market Law No. 2499. It includes several new rules regarding capital market instruments and issuers, financial reporting, independent external auditing, credit rating and appraisal agencies, capital market activities, intermediary institutions, portfolio management companies, portfolio custodians, self-regulatory organizations, institutional investors, supervision and measures, capital market crimes and penalties.

Exchanges and Trading Platforms

The CML yielded very important amendments in the field of operations and structure of stock exchanges. Firstly, the law has changed the definition of “stock exchange”, which previously had to be established as a public entity according to Capital Market Law No. 2499 and regulated in the same manner as a corporation. In that regard, the ISE has been restructured and rebranded as “Borsa İstanbul AŞ.” (“Borsa Istanbul”) which is a joint stock company subject to private law. Secondly, the CML has ensured a more professional and competitive environment for Turkish stock exchanges with additional regulations in respect of market operators and tradable instruments. In 2014, shares of 13 companies whose prospectuses are approved for initial public offerings began being traded on Borsa İstanbul. These initial public offerings raised approximately U.S.$314 million. By the end of 2014, 579 companies were registered with the CMB, out of which 422 were traded on Borsa Istanbul. There were 217 corporations traded on the National Market, 94 corporations on the Second National Market, 46 corporations on the Collective Products Market, 29 corporations on the Watch List Market, 14 corporations on the Free Trading Platform and 22 corporations on the Emerging Companies Market making a total number of 422. With respect to the securities issued by these corporations, the CML and secondary regulations have envisaged new proactive enforcement measures to combat market abuse in order to enhance investor protection and confidence.

Issuers

According to the Capital Market Law No. 2499, capital market instruments to be issued or offered to the public were required to be registered with the CMB. With the CML, the registration system has been replaced with a system of prospectus or issue document approval. According to the CML, when securities are offered to the public or admitted to trading on a regulated market, a prospectus must be prepared and approved by the CMB. The Communiqué on Prospectus and Issue Document (Serial: II-5.1) came into force on July 22, 2013. The regulation relates to the implementation of the CML in respect of drafting, approving and distributing a prospectus. With this Communiqué, regulations contained in Directive 2003/71/EC of the European Parliament and of the Council have been adopted in order to harmonize the CML, and in turn Turkish legislation, with EU legislation.

Collective Investment Schemes

The CML introduced a new structure where mutual funds can flourish and serve as a medium of collective investment that meets the demands of Turkish investors. Portfolio management companies (“PMCs”) are centered into the system as the only founder of the mutual funds. The overarching aim of the changes is to increase the competition in the mutual fund sector which is anticipated to lead to an increase in the performance of the mutual funds. PMCs that are not affiliated with any banking conglomerates have previously lacked the distribution channel to market their products. The CML will open up the way to liberate the distribution channels so that PMCs with good performances both in the mutual fund sector and other alternative investments could find their way to investors. Also, the CML regulates new types of funds such as venture capital investment funds and real estate investment funds. Another novelty brought by the CML is that portfolios of mutual funds are to be held in portfolio custodians in order to inject more credibility into the system. Portfolio custodians are assigned foremost with the task to monitor portfolio management activities, check if these activities are in line with the objectives of the funds and calculate the net asset value of the funds.

Variable capital investment companies which are a hybrid of mutual funds and investment companies are also introduced to the markets with the CML. This collective investment scheme will combine the advantages of investment companies and of the mutual funds. However, the fundamental changes brought by the CML will be put in effect after a transition period.

Mutual funds, including those established by non-bank financial institutions, have been differentiated based on portfolio structure. To encourage individuals to invest in the capital markets, withholding tax will not be applicable for the income derived from the disposal of participation certificates of both investment funds if 51% of their portfolio is comprised of shares trading on the Borsa Istanbul provided that the holding period is more than one year and investment funds if 75% of their portfolio is comprised of shares (except securities investment companies) trading on the Borsa Istanbul. Further, the withholding tax rate is set as 0% for both domestic and foreign legal entities. As of the end of 2014, the number of domestic mutual funds offered to the public equaled 482 and total net asset value of these mutual funds equaled TL 36.0 billion. Pension funds began to operate in October 2003. As of the end of 2014, the number of pension funds offered to the public equaled 246. The total net asset value of these funds equals TL 37.8 billion. According to the new Communique on Mutual Funds became effective in July 2014, an umbrella fund structure, which was required only for capital protected and capital guaranteed funds before, is obligatory for all mutual funds.

As of the end of 2014, 37 hedge funds registered with total net asset value of TL 922.0 million. As of the end of 2014, the number of exchange traded funds offered to the public equaled 15. The total net asset value of exchange traded funds equaled TL 192.7 million as of the end of 2014. Regulations related to capital guaranteed and capital protected funds became effective in 2007 and the related regulation was amended to introduce an umbrella fund structure for capital protected and capital guaranteed funds in 2009. As of the end of 2014 the number of capital protected funds offered to the public equaled 33 and capital guaranteed funds equaled 20. The total net asset value of capital protected funds equals TL 161.0 million and the total net asset value of guaranteed funds equals TL 22.0 million as of the end of 2014.

Securities investment companies, real estate investment companies and venture capital investment companies are other types of collective investment schemes subject to the CML. To improve the institutional investor base, the Government has exempted these investment companies from corporate tax. As of the end of 2014, the number of listed securities investment companies equaled 9, listed real estate investment companies equaled 31 and listed venture capital investment companies equaled 6. The total net asset value of securities investment companies equaled TL 282.0 million, the total net asset value of venture capital investment companies equaled TL 1.5 billion and the market value of real estate investment companies equaled TL 21.6 billion.

Market Intermediaries and Infrastructure

In June 1998, a communiqué establishing certain principles regarding capital and capital adequacy requirements of investment firms was published by the CMB and it has been revised according to developments in the sector. Moreover, the CMB made regulations pertaining to internal auditing systems and principles regarding public disclosure by intermediary institutions in order to strengthen financial and operational structure of investment firms. With respect to bringing secondary regulations in line with the CML, all such regulations will be subject to revision as well to ensure that they are fully in compliance with the CML.

The CML has regulated central counterparties, trade repositories, custody services, Investor Compensation Center and outsourcing of investment firms for the first time. The law also redefined investment services eschewing the previous activity type-based classification and introduced the concept of ancillary services. In order to further explain those new concepts, several regulatory works have been concluded. In this regard, a new communiqué on investment services and ancillary services was published in July of 2013. The new communiqué classified intermediary institutions based on the investment services they provide, which have been defined in the CML. Further, a new communiqué on the principles of foundation and activities of investment firms was published in December 2013. The communiqué brought new provisions especially concerning code of conduct, customer classification and protection. With this communiqué, regulations contained in Directive 2004/39/EC of the European Parliament and of the Council have been adopted in order to harmonize the capital markets legislation and in turn Turkish legislation, with EU legislation.

Intermediation in leveraged transactions on foreign exchange, commodities, precious metals or other assets which are widely known as “forex” has been the responsibility of the CMB since August 31, 2011. Under the CML, forex is classified as a derivative instrument and in the new communiqué the principles are revised to comply with the principles for other derivative instruments.

The revised Regulation on Central Clearing was published in July of 2013 and a new Regulation on Central Counter Party was published in August 2013. With the publication of Regulation on Investor Compensation Center in June of 2013, the Center was officially established. Within the framework of Capital Market Law No. 2499 and related regulations, the CRA was empowered to represent and manage the Investors Protection Fund (“IPF”). However, article 84 of the CML replaced the IPF with a new legal entity named Investment Compensation Center (“ICC”). The scope of the compensation consists of claims arising from failure to fulfill cash payment or capital market instrument delivery obligations with regard to assets belonging to investors kept or managed by investment firms in the name of investor in relation to investment services and activities or ancillary services.

Central Registration Agency (CRA) has been authorized to operate as a Trade Repository as of April 3, 2015 and is the only Trade Repository officially authorized to operate in Turkey. While being authorized as a Trade Repository, CRA is not actively collecting transaction data, since related regulations on data collection are not in force yet.

Credit Rating Agencies

Regarding rating agencies, a revised communiqué complying with IOSCO Code of Conduct Fundamentals for Credit Rating Agencies (2003) was published by the CMB in July 2007. This communiqué includes provisions for the rating activities including credit rating and the rating of compliance with corporate governance principles. Currently, four internationally recognized rating agencies (S&P, Moody’s and Fitch for credit rating; ISS Corporate Services Inc. for rating of compliance with corporate governance principles) and 6 national rating agencies are authorized by the CMB.

Dematerialization of Capital Market Instruments

Central Registration Agency (the “CRA”) was established as a joint-stock corporation with the Regulation on the Principles for Establishment, Operation and Supervision of the Central Registration Agency, which was promulgated on June 21, 2001, by the decision of the Council of Ministers. The CML has several important amendments on the activities of the CRA. According to Article 81/1 of the CML, the CRA is a corporation possessing the status of private law legal entity established in order to realize the operations related to the dematerialization of capital market instruments, to monitor the records of these dematerialized instruments and the rights associated with them in the electronic environment with respect to members and right holders, and to provide their central custody.

The dematerialized system became operational for equities traded on the Borsa Istanbul in 2005 for mutual fund certificates and corporate bonds in 2006, for commercial papers in 2007 and for bank bills in 2009. As of June 30, 2012, holdings of the retail clients on government bonds and bills have been also dematerialized by the CRA. As of the end of 2014, the market value of those government bonds and bills held by CRA was U.S.$90 billion.

Licensing of Individual Market Professionals

The regulation concerning the principles for the licensing of professionals who engage in capital markets activities has been effective since August 2001 and licensing exams began in September 2002. As of June 16, 2011, the Capital Markets Licensing, Registration and Training Corporation (the “SPL”) was established. The Communiqué on Licensing (Serial: VII-128.7) came into force on August 14, 2014, updating types of licenses and exam topics. The examinations held in 2010-2012 were organized collectively by the SPL, the CMB and the General Directorate of Innovation and Education Technologies of the Ministry of National Education. Since 2013, the examinations were organized by the SPL, the CMB and the Anadolu University. As of the end of 2014, total number of licenses that have been granted reached 60,051 , as described in further detail:

Table 42

Types Of Licenses	Licenses Issued 2002-2014
Capital Market Activities Level 2	18,406
Capital Market Activities Level 1	12,311
Capital Market Activities Level 3	11,060
Derivative Instruments	7,467
Real Estate Appraiser	5,082
Credit Rating	2,702
Corporate Governance Rating	2,464
Residential Real Estate Appraiser	559
TOTAL	60,051

Source: CMB

Financial Reporting and Auditing Standards

Adoption of international standards is seen as a crucial issue for both enhancing integrity in the capital markets and attracting domestic and foreign investors. In line with this objective, important steps have been taken in the areas of accounting and auditing standards. Accordingly, Turkish Accounting Standards, as the official translation of International Financial Reporting Standards issued by the International Accounting Standards Board, that are disclosed by Turkish Public Oversight Accounting and Auditing Standards Authority, have been adopted for financial reporting of listed companies, intermediary institutions and portfolio management companies. Similarly, the communiqué regarding auditing standards for securities market companies and institutions is in line with International Standards on Auditing issued by the International Federation of Accountants (“IFAC”). There are 96 authorized audit firms operating in Turkish capital markets and about half of them have an international membership.

Corporate Governance

In July 2003, the CMB issued Corporate Governance Principles, which used Organisation for Economic Cooperation and Development (“OECD”) principles as a benchmark and were updated in 2005 in accordance with the OECD revisions. The CMB, as the National Coordination Unit in the OECD Corporate Governance Steering Committee, closely follows OECD studies, coordinates institutions and participates in the meetings of National Coordination Units. Implementation of these principles was based on the generally accepted “comply or explain” approach. Moreover, a corporate governance index was established by Borsa Istanbul at the end of August 2007. The opening value for the index was 48,082.17 and as of December 31, 2014, the value of the index has reached 72,699.84. Currently, the Borsa Istanbul index is composed of 49 companies that have an average corporate governance rating of 9,02 out of 10.

Additionally, corporate governance principles are regulated by Article 17 of CML. In line with the authority given by CML, the Communiqué on Corporate Governance (Serial: II-17.1) came into force on January 3, 2014. With this Communiqué, principles of corporate governance to be applied by corporations are determined in detail. “Corporate Governance Principles” in which the “comply or explain” approach was valid since their publication in 2003, have been adopted as a legal requirement in the new Law. Provisions such as independent board members, shareholders’ rights and high standards of disclosure are compulsory with the purpose of enhancing corporate governance for listed companies. Moreover, the CMB is explicitly granted the authority to make regulations and require listed companies to comply (partially or fully) with such rules. The concept of “significant transactions” was introduced and the CMB was authorized to make rules regarding these transactions, which include mergers and divisions, sale of all or a significant portion of assets, a significant change in the field of activity, introduction of privileges or changes in the scope and content of existing privileges and delisting. In case of significant transactions minority shareholders who vote against the transaction in the general assembly were granted a sell-out right. New quorums were defined for general assembly meetings of publicly held corporations depending on the circumstances under which meetings are held and agenda items. Also, online general assembly meetings were enabled.

Derivatives Market

In 2005, the Turkish Derivatives Exchange began operations in Izmir as the first derivatives exchange in Turkey. The position transfer process became effective at the end of 2009. Contracts traded on this exchange consisted of commodity futures (cotton, wheat), interest rate futures, gold futures, foreign exchange futures, index futures and energy futures. The CML has brought a structural change opportunity for Turkish Derivatives Exchange. According to Article 138 of the CML, organized markets are designed to be operated under a single structure and it became possible for Turkish Derivatives Exchange to merge with Borsa Istanbul.

After that, a new derivatives market has been established within Borsa Istanbul, the Futures and Options Market (“VIOP”), for both futures and options as well as other derivative contracts and according to the CML, the Turkish Derivatives Exchange was merged in Borsa Istanbul. Accordingly the contracts on the Turkish Derivatives Exchange were closed to trading and started to trade in VIOP by August 5, 2013.

Market Statistics

The following table shows market activity in the Turkish capital markets for the periods indicated:

Table 43

	2010	2011	2012	2013	2014
Outstanding Securities (in millions of TL)	439,476	472,677	512,948	526,972	567,668
Private	86,634	103,898	126,406	123,965	153,020
Public	352,841	368,728	386,542	403,007	414,648
Traded value on the Borsa Istanbul Markets (in millions of TL)
Stock Market	635,664	695,328	621,979	816,858	870,962
Bonds and Bills Market	3,458,517	4,122,292	6,828,000	6,898,271	7,645,000
Off-exchange bonds & bills transactions	710,433	915,664	1,102,459	1,153,951	1,048,346
Stock Market Capitalization (in millions of TL)	472,553	381,152	550,051	503,668	624,369
BIST National 100 Index (on TL basis	66,004	51,267	78,208	67,801	85,721
Number of Companies Traded	338	373	395	421	422

Sources: Capital Markets Board, Borsa Istanbul, Undersecretariat of Treasury

According to the former Capital Market Law No. 2499, capital market instruments to be issued or offered to the public were registered with the CMB. With the CML, the registration system has been replaced with a system of prospectus or issue document approval. Therefore, data for securities registered with the CMB for the period 2010-2012 presented in the following table and data for securities sold based on approved prospectuses/issue document for the period 2013-2014 are presented in the immediately following table thereafter separately.

Table 44

	2010	2011	2012
Securities Registered (in millions of TL)	42,928	106,067	130,441

Source: Capital Markets Board

Table 45

Securities Sold (in millions of TL)	Share	Asset Backed Securities	Asset Covered Securities	Corporate Bonds	Lease Certificates	Warrants/ Certificates	Total
2013	6,009	516,6	710,9	78,155	734,7	71,5	86,198
2014	3,347	451,6	361,9	117,680	4,836	68,8	126,745

Source: Capital Markets Board

In 2014, a total of U.S.$1.1 billion was raised.

The corporate bond market began to accelerate after 2010. The total amount of market value of outstanding corporate bonds traded rose from TL 2.8 billion at the end of 2010 to TL 13.9 billion and 28.1 billion at the end of 2011 and 2012, respectively. This figure rose to TL 45.3 billion as of the end of 2014.

The work carried out by the CMB and other related institutions in order to start the trading of warrants on the Borsa Istanbul Stock Market was finalized and the Communiqué on Principles Regarding Registration with the Capital Markets Board and Sale of Covered Warrants was promulgated. Subsequently, covered warrants began to be issued and have been traded on Borsa Istanbul Collective Products Market since August 13, 2010.

In 2010, the offering market for Qualified Investors, the Interbank Repo-Reverse Repo Market, and the Repo Market for Specified Securities were each established within Borsa Istanbul Bonds & Bills Market.

As of December 31, 2014, there are 93 investment firms licensed to trade on stock markets, and 43 banks and 78 investment firms licensed to trade on debt securities markets at Borsa Istanbul. In addition, there are 81 intermediary institutions (banks, investment firms) licensed to trade on VIOP. Also, there are 23 firms licensed to trade on precious metals market.

In August 2009 the Borsa Istanbul Emerging Companies Market Regulation was published and in 2011 shares of small and medium sized enterprises began to trade on the ECM market. Additionally, within the framework of the restructuring of the Borsa Istanbul Stock Market segments, the Collective Products Market was established as a listed market where the shares of investment companies, real estate investment companies, and venture capital investment companies as well as the participation certificates of exchange traded funds, warrants, and other structured products are traded.

Borsa Istanbul was recognized as a “Designated Offshore Securities Market” by the U.S. Securities and Exchange Commission in 1993 and was designated as an “appropriate foreign investment market for private and institutional Japanese investors” by the Japan Securities Dealers Association in 1995. Likewise, Borsa Istanbul has been approved by the Austrian Ministry of Finance as a regulated market in accordance with the regulations of the Austrian Investment Fund Act in 2000.

Clearing and Settlement, Central Counterparty

The Istanbul Settlement and Custody Bank Inc., namely Takasbank, is “the Clearing and Settlement Center” for the markets of Borsa Istanbul, the custodian for pension funds and “the National Numbering Agency of Turkey”. Also, Takasbank is a specialized bank established under the Turkish Banking Law and incorporated as a non-deposit taking investment bank dedicated to securities services in Turkey. Having banking capacity, Takasbank provides its members with a money market facility and banking services including cash credits, securities lending and cross-border settlement and custody services via SWIFT and correspondent accounts. Takasbank was authorized as a FOREX Trade Repository Institution by the CMB in 2011.

With the new Regulation on Central Counterparty, Takasbank also acts as the central counterparty for the VIOP of Borsa Istanbul and Takasbank Securities Lending and Borrowing Market. In 2013, Takasbank was authorized as the Pre-Local Operating Unit (“Pre-LOU”) authorized to assign Legal Entity Identifier (“LEI”) Code with CMB sponsorship by the Financial Stability Board (“FSB”).

In 1995, Takasbank was granted the title of “Eligible Foreign Custodian” by the SEC and was designated as an “Approved Depository” by the Securities and Futures Authority of the United Kingdom. Also, the Japan Securities Clearing Corporations and Japan Securities Depository Center recognized Takasbank as an eligible depository conforming to the standards predetermined by these institutions. With the completion of dematerialization, beginning on November 28, 2005, Takasbank handed over its central depository function for securities to the CRA, in which Takasbank is both a main shareholder with a 65% interest and a systems developer.

International Relations

Increasing cross border movement of capital in a globalized world has increased the importance of international relations. In this context, benefiting from international practices and experiences, enhancing cooperation with other regulatory authorities and taking an active role in international organizations constitutes an important part of the CMB’s activities.

The CMB has attached great significance to multilateral and bilateral international relations. Thus, the CMB acts in order to improve its relations with the international organizations of which it is a member, foreign capital market authorities and other foreign organizations which carry out capital market related activities (OECD, World Trade Organization, World Bank, IMF, EBRD, IDB etc.). Additionally, as a member of IOSCO since 1988, the CMB has actively participated in the work of IOSCO.

With respect to the integration of the Turkish capital markets with the EU and the alignment of Turkish legislation with the EU acquis, the CMB has been working in close contact with the European Commission and the Delegation of the European Union to Turkey as well as other EU institutions and with the CML and following secondary legislation the alignment of Turkish capital market legislation with the EU acquis has been substantially enhanced.

Through the above referenced activities, the CMB aims to enhance the infrastructure of the capital markets to provide investors with new financial services in a fair and transparent manner and to attract foreign capital to Turkey.

Furthermore, the CMB has signed various Memoranda of Understanding (“MoU”) and entered into collaborative arrangements with foreign regulatory and enforcement authorities and continues its efforts to sign MoUs concerning the cooperation and sharing of information with foreign authorities. The CMB which is one of the first signatories of the IOSCO MoU, signed 33 MoUs with foreign financial regulatory authorities by the end of 2014 and ongoing initiatives to sign MoUs concerning cooperation with regulatory and supervisory authorities are in progress. Moreover, the CMB has signed bilateral MoUs with 18 countries concerning the cooperation and the exchange of information for the supervision of Alternative Investment Fund Managers.

PUBLIC FINANCE

GENERAL

In the course of EU accession negotiations, Turkey has reformed its public financial management in accordance with EU practices and improved budget coverage, formulation, execution, accounting, audit and procurement. The main change was the introduction of the Public Financial Management and Control Law (PFMC Law), adopted by the Turkish Parliament (Turkish Grand National Assembly or “TGNA”) in December 2003 (Law No. 5018, as amended in 2005, Law No. 5436). The enactment of the PFMC Law was the defining event that provided for a new legal framework for modern public financial management and accountability, which continues to develop in Turkey today. Since the enactment of the PFMC Law, such key concepts of a modern public financial management system as managerial responsibility models, effective and efficient use of resources, strategic planning, performance-based budgeting, a multi-year budgeting framework, accountability, fiscal transparency, modern internal audit/controls and external audit practices have been put into practice. Several other reform laws have been enacted, including the Special Provincial Administration Law, Metropolitan Municipalities Law and The Municipalities Law.

The public sector in Turkey includes central government agencies, social security institutions (“SSIs”), local governments (provincial governments, municipalities and villages), financial and non-financial state owned enterprises (“SOEs”) and extra-budgetary funds (EBFs). The PFMC Law covers central government agencies, social security institutions and local governments which are referred to as the “general government.” All general government agencies prepare their own budgets. The central government consists of three types of agencies: (1) general budget agencies which are government entities, (2) special budget agencies which are public administrations affiliated or related to a ministry which perform a specific public service, to which revenues are allocated, and which are authorized to spend from such revenues, with the establishment and operation principles arranged through special laws and (3) regulatory and supervisory agencies which are established in the form of boards, agencies or supreme boards (agencies which are given a high degree of autonomy) by special laws.

The PFMC Law has been fully implemented and covers public financial management and control at all levels of government. Yet, there are some exceptions for the regulatory and supervisory agencies. The PFMC Law requires in many instances enacting of secondary legislation for its implementation, all of which has been completed.

The budgeting process, accounting system, internal and external audits have each been amended to be in line with the PFMC Law.

Budgeting

The new system has modernized the budgeting process according to international standards. The central budget remains the pivotal point of public finance and is prepared according to a schedule commonly used in OECD countries. There is a rolling multi-year budget framework covering the budget year and the following two years. The annual budget law is accompanied by the appropriation indicators for the following two years. The fiscal year is the calendar year.

As the initial step of the Central Government Budget preparation, a medium-term program is prepared by the Ministry of Development of Turkey (“MoD”) covering macro policies, principles, targets and main economic indicators in the context of development and strategic plans and the requirements of general economic conditions. The medium-term program is then adopted by the Council of Ministers. A medium-term fiscal plan, which is consistent with the medium-term program, is prepared by the Ministry of Finance (MoF) and includes total revenue and total expenditure projections, budgetary targets and proposed budget appropriation ceilings for public administrations for the following three years and is endorsed by the High Planning Council. These documents set the framework for the budget discussions and negotiations with relevant ministries (the MoF and the MoD) and spending agencies, before political reconciliation in the Cabinet and the Parliament.

The annual budget process of administrations begins in June, following a general announcement made by the MoF. Budget revenue and expenditure proposals are prepared by the administrations and reviewed by the MoF. The general budget revenue proposal is prepared by the MoF and the revenue proposals of other budgets are prepared by the relevant administrations. The investment proposals of public administrations are evaluated by the MoD. Central

Government Budget Draft Law together with supporting information is prepared by the MoF and submitted to the Parliament in mid-October. Following debate, the Annual Budget Law is approved by the Parliament and promulgated by the President in December.

To align the accounts with the Government Financial Statistics (“GFS”) standards, the budget codification system is being overhauled. Each spending item is identified in the analytical budget classification system consisting of institutional, functional, financial and economic terms, and budgets and budget reports are compiled according to this codification system. The new codification system has been gradually applied to all general government entities since 2006.

Each of the SOEs adopts an annual financial program, which is approved by the Council of Ministers. Although separate budgets for the SOEs do not exist in the Central Government Budget, there are sections in the budget of the Treasury for capital transfers to and duty losses of the SOEs.

The preparation and implementation of the budgets of SSIs and local administrations and their other financial transactions are subject to the provisions of the relevant laws without prejudice to the provisions of the PFMC Law. Social security institutions and local administrations prepare their own budgets that are approved by their own boards of directors/councils.

Accounting

Public revenues and expenditures are indicated on the accounts of the fiscal year of their accrual.

Establishing a uniform accounting system for general government and supervision of the system are the responsibilities of the Ministry of Finance’s General Directorate of Public Accounts. The accounting services are responsible for collecting revenue, ordering payments and recording the financial transactions of the line ministries and agencies (Article 61 of the PFMC Law). Accounting services of the public administrations within the scope of the general budget are performed by the accounting offices affiliated with the MoF. Moreover, there are three accounting offices affiliated with the Undersecretariat of the Treasury, namely, Accounting Office for External Payments, Accounting Office for Internal Payments and Accounting Office for State Debts. The MoF is responsible for compiling, consolidating and disseminating accounting data and financial statements for the central government on a monthly basis as defined in the PFMC Law.

The accounting and reporting standards for general government are set by the State Accounting Standards Board, which is established within the MoF. The MoF sets rules for the preparation of the final accounts and supervises the compilation of administration’s final accounts prepared by the strategy units of each administration within the framework of final account legislation.

The draft of the Final Accounts Law is prepared by the MoF and submitted to the Parliament by the Council of Ministers within six months of the end of the fiscal year and a copy is sent to the Turkish Court of Accounts (the “TCA”). The TCA submits a General Conformity Statement to the Parliament no later than 75 days thereafter. The draft of the Final Accounts Law is deliberated by the commissions of Parliament together with the Central Government Budget Law.

Currently, the main fiscal policy indicators are the overall balance and primary balance of the Central Government Budget. In order to submit fiscal notifications to the European Commission, huge efforts have been made to prepare accounts in accordance with ESA 95 standards. The goal is to produce accounts in accordance with ESA 95.

Internal Audit

The PFMC Law requires each public administration to assign internal auditors. Internal auditors within the line ministries and agencies will be made responsible for system, performance, financial, compliance and IT audits. The internal auditors are required to report to the head of the agency. For 2014, 2,070 internal auditor positions were reserved; currently 928 have been appointed.

External Audit

External audit is regulated by the Law on the TCA. Article 68 of the PFMC Law and amendments to the TCA, which specify that the TCA may audit all general government organizations (central government agencies, local governments and SSIs), public enterprises and their subsidiaries, other public administrations and companies in which the Republic has more than a 50% interest. TCA’s independence is secured. TCA prepares its own budget and presents it to Parliament directly. It decides on its own audit program. The president and the members of the court are elected by the Parliament. The tenure of members and auditors continues until the age of 65. The president, members and auditors cannot be appointed to another position without their consent. Members may be asked to retire or may resign only due to criminal conviction or for medical reasons. The TCA is responsible for the financial, compliance and performance audits of all general governmental agencies. At present, the TCA predominantly carries out compliance audits, the results of which are held through a judicial procedure in TCA. The TCA also submits a report to the Parliament on the general conformity of fiscal transactions of the central government through a financial audit. Both types of reports are published and publicly available.

CENTRAL GOVERNMENT BUDGET

The economic program within the framework of the IMF Stand-By Arrangement was focused on debt reduction through high primary surplus targets during the program period which ended in May 2008. Following the program period, fiscal discipline has continued to serve as an anchor for economic policy and fiscal policy has remained prudent. However, fiscal balances deteriorated in 2009 as a result of the decrease in tax revenues and the cost of the fiscal stimulus package which was promptly adopted to mitigate the effects of the global financial crisis on the economy. Starting from the last quarter of 2009, high increases in tax revenues through high GDP growth performance and prudent fiscal policy improved the central government budget deficit which was below its pre-crisis level in 2011. The central government budget deficit was 1.2% of GDP in 2013 compared to 5.5% of GDP in 2009.

The Medium Term Program 2010-2012 (the “MTP 2010-2012”) announced in October 2009 introduced the exit strategy to gradually restore fiscal balances. In the context of the MTP 2010-2012, it was envisaged to rescind the temporary measures which were adopted during the global financial crisis and to implement additional fiscal policies. Beyond restoring fees levied on consumer loans to pre-crisis level, increasing the fee and stamp taxes rate above the inflation rate and actualizing real estate revaluation rates, new measures such as the introduction of an annual operation fee on bank branches were adopted. As a result of these fiscal measures, along with the rapid economic recovery in 2010, central government budget revenues and expenditures reached TL 254.3 billion (23.1% of GDP) and TL 294.4 billion (26.8% of GDP), respectively. Rising tax revenues and commitment to fiscal discipline on the expenditure side improved the central government budget balance. As of December 31, 2010, the budget deficit was TL40.1 billion, representing 3.6% of GDP, and the primary surplus was TL 8.2 billion, representing 0.7% of GDP.

In 2011, the public financial balance improved significantly with respect to the 2008 – 2010 period, during which the global financial and economic crisis affected the economy. In 2011, the real GDP growth reached 8.5% while the growth target according to the Medium Term Program 2011-2013 was 4.5%. As a result of this rapid economic recovery and the restructuring of certain public receivables including taxes, interest and penalties, and social security premiums, the central government tax revenues increased to 19.6% of GDP (TL 253.8 billion) in 2011 compared to 19.2% of GDP (TL 210.6 billion) in 2010 and 18.1% of GDP (TL 172.4 billion) in 2009. During this period, increases in budget expenditures were limited and expenditures decreased to 24.2% of GDP (TL 272.4 billion) in 2011 from 26.8% of GDP in 2010. Improvement in the central government balance was achieved by containing expenditures which exhibited a limited increase at a rate of 6.8%, while the central government revenues increased by 16.4% in nominal terms with respect to 2010. The central government budget deficit was TL 17.8 billion in 2011 and thus the central government deficit to GDP ratio decreased to 1.4% from 3.6% in 2010.

In 2012, the central government budget revenues and expenditures reached TL 332.5 billion (23.5% of GDP) and TL 361.9 billion (25.5% of GDP), respectively. The budget deficit was TL 29.4 billion, representing 2.1% of GPD and primary surplus was TL 19 billion, representing 1.3% of GDP.

In 2013, the central government budget revenues and expenditures reached TL 389.7 billion (24.9% of GDP) and TL 408.2 billion (26.0% of GDP), respectively. The budget deficit was TL 18.5 billion, representing 1.2% of GPD and primary surplus was TL 31.4 billion, representing 2.0% of GDP.

The 2015-2017 Medium Term Program, announced in October 2014, set a central government budget deficit target to of 1.4% of GDP by the end of 2014, 1.1% of GDP by the end of 2015, 0.7% of GDP by the end of 2016 and 0.3% of GDP by the end of 2017. In the 2015-2017 Medium Term Program, the Government announced that GDP is expected to grow by 3.3% in 2014, 4.0% in 2015 and 5.0% in 2016 and 2017. The primary surplus to GDP ratio is expected to reach 0.5% for 2014, 1.1% for 2015, 1.3% for 2016 and 1.7% for 2017. The Current Account deficit to GDP ratio is expected to be 5.7% for 2014, 5.4% for 2015, 5.4% for 2016 and 5.2% for 2017. The Government also indicated that the unemployment rate is expected to decline to 9.1% by 2017.

The main objective of the 2015-2017 Medium Term Program is to strengthen macroeconomic and financial stability, which the Government aims to achieve by increasing growth performance, reducing Current Account deficit and meeting the inflation targets of the 2015-2017 Medium Term Program.

The sustainability of the fiscal policy, implemented by the 2015-2017 Medium Term Program, will depend on curbing the public sector borrowing requirement as well as primary expenditures. The public savings/investment gap will be reduced gradually by controlling current outlays and transfer payments. Along with controlling the pace of increase in spending, flexibility of public expenditures will be improved by taking into account the fiscal burden of new spending programs during the budget-setting process. Spending programs, particularly infrastructure investments, will be prioritized, bolstering economic growth by promoting regional development, education and research and development. Additionally, considering the highly sensitive nature of public finances to cyclical economic effects, policies will be implemented to increase the quality of public revenues, in order to strengthen the public finance sector. Policies financed by one-off revenues, which would lead to permanent increases in the level of expenditures in the medium and long term, will not be implemented.

Table 46

	2010	2011	2012	2013	2014*
	(in millions of Turkish Liras)
CENTRAL GOVERNMENT BUDGET REVENUES	254,277	296,824	332,475	389,682	425,758
I. GENERAL BUDGET REVENUES	246,051	286,554	320,536	375,564	409,191
Tax Revenues	210,560	253,809	278,751	326,169	352,437
Direct Taxes	66,566	82,057	92,520	100,442	114,419
Indirect Taxes	143,995	171,752	186,231	225,728	238,018
Other	35,491	32,745	41,785	49,395	56,754
Non-Tax Revenues	31,150	29,147	38,049	38,194	45,315
Capital Revenues	3,376	2,530	2,054	10,105	9,548
Grants and Aids	966	1,068	1,652	1,096	1.891
II. REVENUES OF SPECIAL BUDGET AGENCIES	6,333	8,174	9,622	11,445	13,419
III. REVENUES OF REG. & SUPERVISORY INSTITUTIONS	1,893	2,095	2,318	2,673	3.148
CENTRAL GOVERNMENT BUDGET EXPENDITURES	294,359	314,607	361,887	408,225	448,424
PRIMARY EXPENDITURES	246,060	272,375	313,471	358,239	398,517
Personnel Expenditure	62,315	72,914	86,463	96,235	110,370
Social Security Contributions	11,063	12,850	14,728	16,306	18,926
Purchase of Goods and Services	29,185	32,797	32,894	36,386	40,691
Interest Payments	48,299	42,232	48,416	49,986	49.907
Domestic Interest Payments	42,148	35,064	40,702	38,910	38,818
Foreign Interest Payments	5,982	6,668	7,277	7,397	8,825
Discount and Short Term Transactions	168	499	437	3,436	1,603

Current Transfers	101,857	110,499	129,477	148,743	162,327
Duty Losses	3,297	4,739	3,912	4,075	3,836
Treasury Aids	60,323	59,353	70,184	79,238	83,528
Transfers to Non Profitable Institutions	1,084	1,391	926	1,786	2,552
Transfers to Households	1,599	2,156	2,891	3,543	3,777
Agricultural Subsidies	5,817	6,961	7,553	8,684	9,148
Other Transfers to Households	850	1,448	5,411	4,048	2,850
Social Transfers	1,610	2,255	2,922	5,876	7,735
Transfers to Abroad	969	1,153	1,296	1,624	1,556
Shares from Revenues	26,308	31,043	34,380	39,869	47,344
Capital Expenditure	26,010	30,905	34,365	43,767	48,001
Capital Transfers	6,773	6,739	6,006	7,666	7,683
Lending	8,857	5,671	9,537	9,135	10,518
CENTRAL GOVERNMENT BUDGET PRIMARY BALANCE	8,217	24,448	19,004	31,443	27,242
CENTRAL GOVERNMENT BUDGET BALANCE	-40,081	-17,783	-29,412	-18,543	-22,666
DEFERRED PAYMENTS	1,493	68	361	3,310	1,940
OTHER DEFERRED PAYMENTS	942	4,363	1,701	2,153	2,194
ADVANCES	-871	-1,543	-1,505	708	-1,432
CENTRAL GOVERNMENT BUDGET CASH BALANCE	-38,517	-14,895	-28,855	-12,372	-19,964
CENTRAL GOVERNMENT BUDGET FINANCING	38,517	14,895	28,855	12372	19,964
BORROWING (NET)	31,085	17,468	22,744	24,477	19,717
FOREIGN BORROWING (NET)	7,756	2,469	4,976	8,012	8,076
Receipts	18,436	13,990	16,948	16,692	20,645
Payments	-10,680	-11,522	-11,972	-8,680	-12,569
DOMESTIC BORROWING (NET)	23,329	14,999	17,769	16,465	11,642
-YTL Denominated T-Bills	-4,511	-9,525	3,684	-3,684	0
Receipts	17,543	725	3,684	0	0
Payments	-22,054	-10,250	0	-3,684	0
-YTL Denominated G-Bonds	39,021	27,212	17,824	20,149	11,642
Receipts	142,287	111,348	98,215	144,528	129,430
Payments	-103,266	-84,136	-80,391	-124,378	-117,788
-FX Denominated G-Bonds	-11,181	-2,688	-3,739	0	0
Receipts	2,807	0	0	0	0
Payments	-13,988	-2,688	-3,739	0	0
NET LENDING (-)	-1,765	-2,416	-1,923	-997	-1,317
Lending	51	305	153	63	147
Repayment (-)	1,816	2,720	2,076	1,060	1,464
PRIVATIZATION REVENUE	0	0	0	0	0
SDIF REVENUE SURPLUS	658	1,300	607	720	0
CURRENCY/DEPOSIT AND OTHER TRANSACTIONS	5,010	-6,289	3,581	-13,822	-1,071

Source: UT and MoF

*	Provisional

TAXATION

The Government collects taxes on personal and corporate income, real estate, goods and services (including the value added tax), and foreign trade.

PERSONAL INCOME TAX

The personal income tax is levied on a scheduler basis and includes the following features:

•	Earned income received from a single employer is subject to a progressive withholding tax at marginal rates rising from 15% to 35%. The withholding tax is final.

•	Wage income from more than one employer is subject to declaration if the sum of all wage incomes (excluding wage income attributable to the first employer) is higher than the TL 22,000 threshold for the year 2010, the TL 23,000 threshold for the year 2011, the TL 25,000 threshold for the year 2012, the TL 26.000 threshold for the year 2013, and the TL 27.000 threshold for the year 2014.

•	Capital income is taxed at marginal rates rising from 15% to 35% as of 2010, 2011, 2012, 2013 and 2014. There is a requirement to file an annual tax return for unearned income not subject to a final withholding tax.

The taxation of the gains derived from the sale and the retention of marketable securities and other capital market instruments, and the taxation of deposit interests, repo gains and the income that is derived from private finance institutions is regulated by Temporary Article 67, which was added to the Income Tax Law through Article 30 of the Law No.5281 (a law regarding the amendments to current laws and adaptation of tax laws to New Turkish Lira). These regulations will be applied during the period between January 1, 2006 and December 31, 2015. In particular:

•	Interest income derived from government bonds issued prior to January 1, 2006 is subject to declaration if the total indexed amount of the gain derived from these government bonds is above the threshold level of TL 22,000 for 2010, the threshold level of TL 23,000 for 2011, the threshold level of TL 25,000 for 2012, the threshold level of TL 26,000 for 2013 and the threshold level of TL 27.000 for 2014. Income derived from Eurobonds is subject to this procedure regardless of the date of issue.

•	A withholding tax of 0% for non-residents and 10% for residents was applied on the gains from the retention and sale of all bonds (government, private sector, etc.) and Treasury bills issued after January 1, 2006.

•	Income from the sale of shares is subject to a withholding tax (0% for both residents and non-residents as of November 14, 2008). This provision of Temporary Article 67 of Income Tax Law does not apply to the shares of fully liable corporations listed on the Istanbul Stock Exchange (Borsa İstanbul), held for more than one year.

•	On July 27, 2010 the Assembly approved Law No. 6009 which reduces the withholding tax rate to 0% for corporations and foreign taxpayers that are determined by the Ministry of Finance to be similar to investment funds and investment trusts established in accordance with the Capital Markets Code. From October 1, 2010 onwards, the withholding tax rate is 10% for resident and nonresident natural persons.

Dividends (except dividends from investment trusts) are currently subject to withholding tax of 15%. 50% of dividends earned in a year will be exempted from income tax and if the remaining 50% is above the threshold of TL 22,000 for 2010, the threshold of TL 23,000 for 2011, the threshold of TL 25,000 for 2012, the threshold of TL 26,000 for 2013 and the threshold of TL 27.000 for 2014 it will be included in taxable income and all withholding tax can be credited. There are special provisions for dividends derived from investment funds and investment trusts. Dividends derived from investment funds and trusts are subject to withholding tax (0% for resident and non-resident corporations and foreign taxpayers that are determined by the Minister of Finance to be investment funds and investment trusts established in accordance with the Capital Markets Code, 10% for resident and non- resident natural persons and corporations other than stated above). The withholding tax rate which applied to stock weighted funds decreased to 0% with a Cabinet Decree dated December 1, 2009 (numbered 2009/14580). The provisions of Temporary Article 67 of Income Tax Law do not cover the sale of participating certificates (held for more than one year), of Investment Funds of which at least 51% of such fund’s portfolio is traded on the Istanbul Stock Exchange (Borsa İstanbul).

Income from bank deposits acquired after January 1, 2006 was subject to final withholding tax at a fixed rate of 15%. From January 1, 2013 onwards, the withholding tax rate applied on income from bank deposits varies between 10% and 18% according to account type.

CORPORATE INCOME TAX

In 2006, a new Corporation Tax Law (Law No. 5520) was enacted and the corporate income tax rate was reduced from 30% to 20%. Law No. 5520 also provided that:

•	According to Tax Procedure Law, the duration of the useful life of the asset is taken into account for the calculation of the depreciation rate of assets acquired after December 31, 2003. The duration of the useful life of an asset and the depreciation rates are determined by the Ministry of Finance. The Ministry of Finance has announced the useful lives and depreciation rates of depreciable assets through communiqués numbered 333, 339, 365, 389, 399, 406 418 and 439. Taxpayers are free to choose, either the declining balances method or straight-line method of depreciation.

•	Losses can be carried forward for 5 years.

•	Investment tax allowance application was eliminated at the beginning 2006, but according to temporary Article 69 of Income Tax Law (Law No. 193), corporate taxpayers could deduct the amounts of investment allowance that they could not deduct from their earnings in 2005 and the amounts of investment allowance of uncompleted investments only from the earnings in 2006, 2007 and 2008. However, this provision related to the earnings of 2006, 2007 and 2008 was annulled by the Constitutional Court on January 8, 2010. Accordingly, an amendment was adopted by Parliament, which provides that corporate taxpayers may benefit from the investment allowance exemption in following periods without regard to time restrictions in cases where the investment allowance could not be deducted because of insufficient income. However, the deductable amount may not exceed 25% of the related annual gain amount. On February 9, 2012, the Constitutional Court annulled such restriction on the deductable investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance (including the earnings in 2011).

INVESTMENT INCENTIVE SYSTEM

The incentive system became effective with a Cabinet Decree dated July 14, 2009 (numbered 2009/15199), as amended by the Cabinet Decree dated June 15, 2012 (numbered 2012/3305). The falls within the scope of the new incentive system;

1 - General Incentive Applications

2 - Regional Incentive Applications (divided into 6 regions.)

3 - Incentives of Priority Investments

4 - Large-Scale Investment Incentives

5 - Strategic Investment Incentives

Incentives to be provided under this application are shown in the table below.

The minimum amounts of fixed investments, according to the applications, are defined as follows.

•	The minimum amount of fixed investment for the General Incentive System and Regional Incentive Applications are TL1 Million for the first and second region and TL 500,000 for the third through sixth region.

•	The minimum amount of fixed investments for large scale incentive applications and strategic incentive applications has been determined must be at least TL 50 Million.

Incentives

VAT Exemption: In accordance with the measure, VAT is not paid for imported and/or domestically provided machinery and equipment within the scope of the investment encouragement certificate.

Customs Duty Exemption: Customs duty is not paid for the machinery and equipment provided from abroad (imported) within the scope of the investment encouragement certificate.

Corporate/Income Tax Reduction: Calculation of income or corporate tax with reduced rates until the total value reaches the amount of contribution to the investment according to the envisioned rate of contribution.

Income Tax Withholding Support: The measure stipulates that the income tax regarding the additional employment generated by the investment within the scope of the investment encouragement certificate will not be liable to withholding. The measure is applicable only for the investments to be made in Region 6 within the scope of an investment encouragement certificate.

Social Security Premium Support for Employer’s Share: A part of Social Security Premium Support for Employer’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Economy within the scope of incentive certificate.

Social Security Premium Support for Employee’s Share: A part of Social Security Premium Support for Employee’s Share required to be paid for additional employment, corresponding to minimum wage is met by the Ministry of Economy within the scope of incentive certificate. It is provided for regional, large-scale and strategic investments only in Region 6.

Interest Support: A financial support provided for certain investment loans with a duration of at least one year that covers a certain part of payable interest or payable profit share on loans.

Land Allocation: It means allocation of land for investments that incentive certificate is issued within the framework of the principles and procedures determined by the Ministry of Finance.

VAT Refund: VAT collected on the building & construction expenses made within the frame of strategic investments with a fixed investment amount of TL 500 million will be rebated.

Social security contributions are payable by employees at a rate of 14% and by employers at a rate of 20.5% of gross wages. For employees whose gross earnings are below the base or above ceiling earnings, which are determined at least twice a year, these contribution rates are applied to base or ceiling amounts respectively. According to the Social Security Law amended by Law No. 5198, the base wage for Social Security contributions has been equalized to the minimum wage since July 1, 2004. Social security contributions were paid into funds that were not consolidated under the central government accounts. These funds have been combined under the Social Security Institution by the Social Security Law No. 5502. Within the same income range, there is an additional contribution to the unemployment fund of 1% by the employee and 2% by the employer.

According to Article 28 of Law No.5763, as of January 1, 2008, the amount corresponding to 5 points of an employer’s contributions shall be matched by the Treasury. Taking into account the socio-economic development index, an additional 6 points of employer’s contribution has also been provided in the insured employment workplaces which employ 10 or more insured employees in 52 provinces determined by the Council of Ministers. Article 20 of the same law provides that a percentage of social security employers’ contributions of male employees between ages 18-29 and female employees regardless of age that were recruited within 2 years of January 7, 2008 will be paid by the unemployment insurance fund according to the following scale: 100% for the first year of employment, 80% for the second year, 60% for the third year, 40% for the fourth year and 20% for the fifth year.

VALUE ADDED TAX

VAT is a broad based tax on consumer spending and normally has a neutral effect on businesses because the input VAT is deductible from the output VAT. The following transactions performed in Turkey, among others, are subject to VAT:

•	the supply of goods and services in the course of commercial, industrial, agricultural, and professional activities;

•	the importation of all goods and services; and

•	activities described under VAT Law Article 1 as “deliveries and services arising from other activities”.

It is possible to define exemptions under the VAT Law as full and partial exemptions. Full exemptions permit deductions and refund of taxes imposed; while partial exemption do not allow deduction and refund of taxes incurred and based on the scope of work provides for the incurrence of taxes as cost or expense.

The following transactions are fully exempt with the right to deduct input VAT:

•	the exportation of goods;

•	the supply of services abroad;

•	the processing of goods for exports;

•	the supply of ships, aircraft, and rail transportation vehicles, and the supply of services related to the manufacture of such vehicles;

•	the supply of services to ships and aircraft at harbors or airports;

•	the supply of international transport services;

•	the supply of goods and services to persons engaged in the exploration for prospecting activities;

•	the supply of machinery and equipment to persons who are normally subject to tax but who have provided an investment document that the machinery and equipment are part of the investment;

•	international roaming contracts according to the reciprocity principle;

•	the supply of goods and services related to the exploration, operation and refining of gold, silver and platinum;

•	goods and services related to national security;

•	goods and construction works related to the construction, renovation and enlargement of railways connected to seaports, seaports and airports;

•	diplomatic exemptions;

•	the supply of gas oil for trucks and tractor trailers which transport export goods; and

•	any kind of equipment and computer programs designated exclusively for education, employment and to improve the daily life of disabled persons.

The following transactions are exempt from VAT without the right to deduct input VAT or refund VAT: (Partial Exemptions):

•	Exemptions for cultural and educational purposes;

•	Exemptions for social purposes;

•	Exemptions for military purposes; and

•	Other exemptions listed under VAT Law Article 17.

The VAT rates are currently as follows:

Standard Rate: The statutory rate of VAT is 10% for each transaction subject to VAT, however, the standard rate of 18% is applied pursuant to the Cabinet Decree.

Reduced rate: A reduced rate is applied to goods and services listed on Lists (I) and (II) annexed to Cabinet Decree No 2007/13033:

•	1% rate is applied to the goods and services which fall within the scope of List (I);

•	8% rate is applied to the goods and services which fall within the scope of List (II);

•	The goods and services that do not fall within the scope of List (I) or List (II) are subject to standard rate;

•	the reduced rate is 8% for food products (including chocolates and carbonated drinks but excluding alcoholic beverages), cashier machines, cinema, theatre, opera and ballet tickets, private educational services, books and similar publications, certain medical equipment and medical products, medicines, textile and confection products and custom manufacturing of them, stationary materials for students, tourism services, services given by restaurants, bakeries and etc., services given to senior citizens, the handicapped and orphans, agricultural machinery and heavy construction equipment, blood and blood components used to treat humans and animals; and

•	the reduced rate is 1% for particular agricultural products, newspapers and magazines and the rental of ships, aircrafts, and rail transportation vehicles, leasing machinery and devices for production pursuant to an investment incentive certificate.

DEVELOPMENTS IN TAX POLICY

Excise Tax

With a view toward simplifying and harmonizing the indirect tax system with the EU, a unified Excise Tax was enacted in June 2002 to consolidate a range of excise and specific taxes into a single tax charged on a limited range of goods. This tax consolidated a range of selective taxes on energy products, vehicles, alcohol and tobacco products, and a range of luxury consumer goods into a single tax charged on importation and domestic production of selected goods.

The Excise Tax tariff is composed of four lists:

•	List I includes petroleum products, natural gas, lubricating oil, solvents and derivatives of solvents;

•	List II includes registered and non-registered motor vehicles;

•	List III covers alcoholic beverages and tobacco products and cola; and

•	List IV has a range of consumer durables and luxury goods.

The taxpayers for List I, III and IV are producers or importers and sellers through public auction. The taxpayers for vehicles under List II which are subject to entry and registration are the persons who carry out the trade, import to use or sale by auction and the taxpayers for vehicles under List II not subject to entry and registration are their importers, manufacturers and sellers by auction before excise duty is applied.

Excise duty is applied according to the list as ad valorem or specific: Specific Excise tax is applied for energy products in List I as per liters, kilogram or per cubic meter. Ad valorem Excise tax is applied for motor vehicles in List II. Generally, ad valorem excise tax is applied to alcoholic beverages in List III, but it must be higher than minimum specific tax. With the Cabinet Decrees numbered 2009/14882 and 2009/15725, for the harmonization process to EU Acquis, the rate of taxation of alcoholic beverages is decreased to 0% (except beer). So effectively specific excise tax is applied to alcoholic beverages (except beer). Also ad valorem Excise tax is applied to tobacco products in List III but, again, it must be higher than minimum specific tax. In respect of tobacco products, according to the Cabinet Decree dated January 1, 2013 (No. 2012/4116), a fixed tax amount of TL 0.1366 per 20 cigarettes (as of December 31, 2014) shall be added to the calculated amount set as ad valorem. Ad valorem tax is applied to goods in List IV.

The Excise Tax is an important tax which comprised approximately 27.2% of total tax revenues (excluding social security contributions) in 2010, 25.3% in 2011, 25.7% in 2012, 26.2% in 2013 and 25.8% in 2014.

Investment Tax Allowance System

The investment tax allowance system was simplified with an automatic uniform rate of 40% without an investment certificate, abolished the allowance for predicted investment, and eliminated the 19.8% withholding tax on the investment tax allowance. For recourses before the introduction of the law, previous provisions apply. However, article 19 of the Personal Income Tax Law regarding investment allowance exception was abolished by Law No. 5479 and the transition period covering 2006, 2007 and 2008 was covered by provisional article 69 of Law No. 5479. Also, the 3 year limitation rule for investment tax allowance was cancelled by the Constitutional Court in 2010. Thus, provided that certain conditions are met, taxpayers can deduct, regardless of any time limitation, the amount of investment allowance exemption which could not be accomplished in 2005. However, the deductable amount may not exceed 25% of the related annual gain amount. On February 9, 2012, the Constitutional Court annulled that restriction on the deductable investment allowance, so corporate taxpayers could deduct the entire amount of investment allowance (including earnings in 2011). It was published in the Official Gazette on July 26, 2013. In addition to this, the taxation of revenues gained from investments in certain sectors and in certain regions with the reduced rates is regulated by Article 32/A which was added to the Corporate Income Tax Law through Article 9 of the Law No. 5838 on February 28, 2009. Government Decrees (No.2009/15199 and No.2012/3305) regarding State Incentives on Investments were also published in the Official Gazette on July 16, 2009 and June 19, 2012, respectively.

Minimum Living Allowance

A tax allowance for wage-earners which was enacted by Repeated Article 121 was abolished by Article 31 of the Law No. 5615. Instead, a minimum living allowance which was enacted by Rearranged Article 32 of the Personal Income Tax Law will be amended and applied to income that is received as of January 1, 2008 by Article 2 of the Law No. 5615. According to the amendment, the annual gross amount of minimum wage which is received from the beginning of the calendar year in which the wage is earned is multiplied by 50% for the taxpayer him or herself, 10% for a spouse who neither works nor has an income, 7.5% for the each of the first two children and 5% for any other children. This final number is multiplied with the rate (15%) applied to the first income bracket of the Personal Income Tax Schedule stated in Article 103 so that the minimum living allowance amount is calculated. One-twelfth of this amount is deducted from the income tax amount calculated for monthly wage income. The minimum living relief is applied to employees in the industry sector. On December 31, 2013, the Minimum Wage Commission Decision eliminated the concept of a different minimum wage based on age. Thus, one minimum wage was introduced.

Individuals whose wages are not taxed in the lump sum method may benefit from the minimum living allowance.

VAT Developments

On May 30, 2007, Government decree (No.2007/12143) reduced VAT collected from hotel, hostels, holiday villages and similar accommodation services and asylums, nursing homes and orphanages to 8% from 18% was published in the Official Gazette (No.26537). On July 19, 2008, a Government decree (No. 2008/13902) regarding the reduction of VAT was published in the Official Gazette (No. 26941). With this decree, rentals of ships, aircrafts and railway vehicles (the supply of these vehicles are exempt from VAT according to the 13th article of VAT law (Law No. 3065) to taxpayers who are partially or fully engaged in renting and operating these vehicles was reduced to 1%.

Article 85 of Law No. 6111 on Restructuring of Certain Receivables and Amendment of Social Security and General Health Insurance Law and Other Certain Laws and Decrees amends Article 17 of the VAT Law, so that delivery of leasing certificates by asset leasing companies will be within the scope of VAT exemption.

Also, transfer of movable, immovable and intangible assets by sourcing companies to leasing companies and in the final return of these assets by leasing companies to sourcing companies will fall within the scope of VAT exemptions.

With a new provisional article added to the VAT Law by Law No. 6322, effective until December 31, 2023, any excess of VAT that cannot be deducted during the year and is incurred due to construction expenses relating to strategic investments in which a minimum fixed investment of TL 500 million is made upon receipt of investment incentive certificates will be refunded within the succeeding year to the applicable taxpayer.

Article 32 of the Law No. 6518 amends Article 17 of VAT Law, going forward, the renting, transferring or selling of intangible rights related with patented or utility invention as a result of research, development, invention and software activities in scope of Corporate Tax Law (Law No. 5520) is exempt from VAT.

Article 3 of the Law No. 6637 amends provisional article 26 of VAT Law, going forward, (a) delivery of goods and services for official use or (b) delivery of free goods and services with the aim of social and economic aid, to international organizations associated with any host government or any agreements to which Turkey is a party, and any program, fund, agencies and specialized agencies connected therewith, is exempt from VAT during the term of the international agreement.

The delivery of goods and services to non-citizen of Republic of Turkey managerial staff of the above described international organizations, program fund agencies and specialized agencies, is exempt from VAT during their duty term.

With “y” paragraph added to VAT Law by Law No. 6495, in the context of Financial Leasing, Factoring and Financing Companies Act dated November 21, 2012, (No. 6361), the following transactions are exempt from VAT (provided that immovable property is transferred to the lessor at the end of the contract):

•	Selling of this immovable property to the financial leasing company,

•	Renting of immovable property to people who sell them,

•	and transferring the immovable property to the tenant at the end of the contract.

Income Tax Developments

Personal Income Tax

On June 26, 2006, a new law (Law No. 5527) was approved by the Assembly and published in the Official Gazette on July 7, 2006 (No. 26221) and such law reduced the withholding tax on earnings derived from financial instruments by non-residents to zero and provided that non-residents are not responsible for any declaration. The withholding tax for domestic investors was reduced to 10% from 15% for earnings derived from domestic government debt securities, and private sector debt securities and for capital gains derived from the purchase and sale of equities. The withholding rate for income derived from sale of shares by domestic investors was reduced to 0% (as of November 14, 2008) by the Council of Minister’s Decree No. 2008/14272 dated November 13, 2008.

On October 15, 2009, the Constitutional Court cancelled the withholding tax implementation and the decision was published in the Official Gazette on January 8, 2010. On July 27, 2010, the Assembly approved Law No. 6009 which reduced the withholding tax rate to 0% for corporations.

With the amendment of Article 75 of the Personal Income Tax Law by Article 80 of Law No. 6111 the income derived from leasing certificates issued by leasing companies will be considered capital gains. Therefore, income derived from leasing certificates issued abroad will be considered within the scope of withholding according to article 94 of the Personal Income Tax Law. Provisions of Temporary article 67 of the Personal Income Tax Law will be applicable to income derived from leasing certificates issued in Turkey as for the taxation of sales and incomes derived from holding period of securities and other capital market instruments.

With the new article added to the Personal Income Tax Law by Law No. 6322, for investments in certain provinces determined by the Council of Ministers, during the period of the effective date of this article and December 31, 2023, for the incentive certificates to be issued by the Ministry of Economy and income tax calculated for the portion of actively recruited employees’ wages corresponding to minimum wage tax will not be paid for ten years starting from the date when such investment partially or wholly begins to operate.

With the new provisional article added to the Personal Income Tax Law by Law No. 6327, until December 31, 2017, natural persons who are investors (provided that hold participation shares of joint-stock companies for at least two years) will be able to deduct from their income tax base up to 75% of the capital they invest.

For natural persons who hold participations in corporations whose projects have been supported within the last five years within the scope of programs determined by Ministry of Science, Industry and Technology, Scientific and Technological Research Council of Turkey, Small and Medium Enterprises Development Organization, the above mentioned deduction rate is set as 100%.

Corporate Income Tax

On June 13, 2006, the Assembly approved the new Corporate Tax Law (Law No. 5520). In accordance with the Law No. 5520, the corporate income tax rate was reduced to 20% from 30% effective from January 1, 2006. Law No. 5520 was published in the Official Gazette on June 21, 2006 (No. 26205).

Article 5 of the Corporate Income Tax Law has been amended by Article 90 of Law No. 6111, so that the exemption rate of 75% which is applicable for the income derived from the sale of immovable property which is kept in the enterprise at least for two full years will be 100% for the income derived from the turnover of assets by sourcing companies to leasing companies and from the turnover of these assets by leasing companies back to the sourcing companies. The condition that the immovable property must be kept in the enterprise at least for two full years is not applicable.

With the amendment of Article 15 of the Corporate Tax Law, income derived from leasing certificates issued by asset leasing companies and their compulsory payment by the intermediary company will be considered within the scope of withholding.

Amendment of Article 32/A of the Corporate Income Tax Law by Law No. 6322, the Council of Ministers is authorized, as a deduction from the investment contribution amount (which will be calculated from the start of the investment) to apply the reduced corporate income tax rate to an investor’s revenue from other activities within the investment period, provided that such deduction will not exceed 50% of the total investment contribution amount and the amount of investment expense;

Declaration is not required for gains from foreign funds, if portfolio management companies that have a portfolio management license issued by the Capital Markets Boards are not such funds’ permanent representative, permanent establishment or legal head office, if certain conditions are met.

New Incentive System in Corporate Income Tax Law

According to Article 32/A annexed to Corporate Income Tax Law No. 5520 pursuant to Law No. 5838, earnings which are stipulated in the Corporate Income Tax Law and are derived from investments made under the coverage of an incentive certificate issued by the Ministry of Economy shall be subject to reduced corporate income tax rates until such earnings reach the investment contribution rate beginning from the accounting period in which the investment begins to operate fully or partially, except for institutions operating in finance and insurance sectors, business partnerships, contracting businesses as well as the investments made under the Law No. 4283 and the Law No. 3996, dated August 5, 1994, and the investments made upon copyrights. Law No. 6322 provides for a reduced corporate tax rate for investments in the incentive system

Reduced income or corporate tax rates will be imposed on the investor’s income under the incentive scheme according to the characteristic of the investment until the amount calculated on the basis of government’s contribution rate, determined by the same scheme and corresponding to a certain percentage of the fixed investment amount, is reached. The contribution rate to investment refers to the rate of the fixed investment subject to tax deduction, whereas tax deduction refers to the rate of income or corporate tax to be reduced until the contribution rate is reached.

Other Taxes

With an amendment to the Stamp Duty Law, the turnover of assets (movable, immovable and intangible) to leasing companies or sourcing companies, the establishment of mortgages in connection with these turnovers, leasing certificates and documents prepared in connection with the leasing of these assets by leasing companies will be exempt from stamp tax.

Article 84 of the Law No. 6111 amended Article 123 of the Fee Law so that the turnover of assets to a leasing companies or sourcing company, and the establishment of mortgages in connection with these turnovers are exempt from fees.

A new article added to the Tax Procedural Law by Law No. 6322, permits venture capital funds founded in Turkey under the supervision of the CMB to set aside from relevant corporate earnings up to the lesser of 10% of declared income or 20% of shareholder’s equity, for the purpose of adding capital to venture capital trusts and funds or purchasing shares from these funds and trusts.

TAX REVENUES

The following table sets forth tax revenues for the years indicated:

Table 47

(in millions of TL)	2010	2011	2012	2013***	2014
Total Tax Revenues	210,560	253,809	278,781	326,169	352,514
Personal Income Tax	40,392	48,807	56,494	63,761	73,902
Corporate Income Tax	20,925	26,993	29,017	28,988	32,305
Motor Vehicle Tax	5,033	6,004	6,716	7,353	7,787
Domestic Value Added Tax (VAT)	26,325	29,957	31,572	37,995	38,121
Excise Tax	57,285	64,189	71,706	85,462	91,095
Petroleum Consumption Tax (Within Excise Tax)	31,697	33,573	35,935	45,158	45,628
Banking and Insurance Transaction Tax	3,571	4,288	5,471	6,160	7,487
Stamp Duty	5,083	6,464	7,360	9,416	10,325
Fees	7,034	8,344	9,675	12,948	14,511
Special Communication Tax	4,121	4,419	4,473	4,545	4,640
VAT on Imports	36,208	48,685	50,000	62,727	64,411
Other Tax Revenues	4,584	5,659	6,297	6,814	7,931

Source: Ministry of Finance General Directorate of Public Accounts, UT

***	Some figures of 2013 were revised according to the 2013 Final Account data.

The following table sets forth the components of tax revenues as a percentage of GDP for the years indicated:

Table 48

	2010	2011	2012	2013***	2014
Total Tax Revenues	19.16	19.56	19.68	20.81	20.15
Personal Income Tax	3.68	3.76	3.99	4.07	4.22
Corporate Income Tax	1.90	2.08	2.05	1.85	1.85
Motor Vehicle Tax	0.46	0.46	0.47	0.47	0.45
Domestic Value Added Tax (VAT)	2.40	2.31	2.23	2.42	2.18
Excise Tax	5.21	4.95	5.06	5.45	5.21
Petroleum Consumption Tax (Within Excise Tax)	2.88	2.59	2.54	2.88	2.61
Banking and Insurance Transaction Tax	0.32	0.33	0.39	0.39	0.43
Stamp Duty	0.46	0.50	0.52	0.60	0.59
Fees	0.64	0.64	0.68	0.83	0.83
Special Communication Tax	0.38	0.34	0.32	0.29	0.27
VAT on Imports	3.30	3.75	3.53	4.00	3.68
Other Tax Revenues	0.42	0.44	0.44	0.43	0.45

Sources: Ministry of Finance General Directorate of Public Accounts, UT

***	Some figures of 2013 were revised according to the 2013 Final Account data.

STATE OWNED ENTERPRISES (SOEs)

SOEs (companies that are subject to Decree Law 233, 100% of shares of which are owned by the Treasury) continue to play an important role in the Turkish economy. As of December 31, 2014 there were 21 SOEs in the Treasury’s portfolio (including three affiliates of Turkish State Railways (“TCDD”)). Besides the Treasury’s portfolio, there are public undertakings in the Privatization Administration’s portfolio. There are also wholly or majority state owned banks, such as: T.C. Ziraat Bank, T. Halk Bank, Kalkinma Bank and Eximbank. A publicly owned satellite company TURKSAT A.S., and a postal company PTT A.S., together with the banks named above have their own legislation. In addition, there are various publicly majority-owned companies, which are the subsidiaries of government agencies, municipalities and foundations controlled by the government.

Major non-financial companies in the Treasury’s and Privatization Administration’s portfolios are MKE (Mechanical and Chemical Industry Corporation); TMO (Turkish Grain Board), EUAS ( Electricity Generation Corporation), TETAS (Turkish Electricity Trading and Contracting Company), TEIAS (Turkish Electricity Transmission Company), BOTAS (Petroleum Pipeline Corporation), TCDD (Turkish State Railways), TKI (Turkish Coal Enterprise), TTK (Turkish Hard Coal Company), Eti Maden (ETI Mine Works), TPAO (Turkish Petroleum Corporation), CAYKUR (Tea Company) and TSFAS (Turkish Sugar Factories Inc.). Supervision, regulation and audit of the aforementioned companies is carried out by several government agencies; including, the Undersecretariat of Treasury, the Ministry of Development, the Prime Ministry, the Turkish Court of Accounts, Line Ministries and the Privatization Administration.

In addition, starting in 2015, SOEs became subject to independent external audit based on the International Standards on Auditing (ISAs), meaning that starting in 2015, SOEs will also report their financial statements according to International Financial Reporting Standards (IFRS). Furthermore, SOEs are required to establish internal control systems in order to enhance their corporate governance and control mechanisms in line with the international corporate governance principles.

State-owned banks Ziraat Bank and Halk Bank are public joint-stock companies, subject to banking and commercial laws only. Ziraat Bank and Halk Bank are among the largest commercial banks, holding 23.4% of total savings deposits in Turkey as of December 31, 2014.

In accordance with the provisions of the Council of Ministers’ Decision No. 2010/964, which modified Banking Law No. 4603, the privatization deadline of the state-owned banks, which was previously November 2010, was postponed to November 25, 2015. Treasury shares at Halk Bank were taken into the privatization portfolio and program in accordance with High Privatization Council Decree No.2007/8. An initial public offering was held for 24.98% of the Halk Bank’s shares and the shares started trading on the Borsa Istanbul on May 10, 2007.

In 2012, Halk Bank’s shares were offered to the public for the second time and Halk Bank’s free float rose to 48.9%.

The following table summarizes information related to revenues or losses of any material SOE for the years indicated:

Table 49

Thousand TL	Profit/Losses of Major Companies *
Company Name	2010	2011	2012	2013	2014
Mechanical and Chemical Industry Corporation (MKE)	60,670	164,969	138,808	136,861	5,759
Turkish Grain Board (TMO)	281,791	44,276	13,530	102,635	70,073
Electricity Generation Corporation (EUAS)	5,503,062	1,555,094	573,440	2,981,213	-2,527,342
Turkish Electricity Trading and Contracting Company (TETAS)	1,123,540	-463,228	859,122	573,859	25,429
Turkish Electricity Transmission Company (TEIAS)	469,852	311,183	1,090,538	1,037,169	1,422,558
Petroleum Pipeline Corporation (BOTAS)	202,544	-1,342,378	-606,244	1,556,465	-587,278
Turkish State Railways (TCDD)	-866,337	-733,327	-877,510	-1,280,554	-1,874,309
Turkish Coal Enterprise (TKI)	340,110	513,807	860,016	178,037	-8,865
Turkish Hard Coal Company (TTK)	-456,375	-460,056	-529,356	-558,658	-580,760
ETI Mine Works (Eti Maden)	439,378	841,486	779,077	841,797	1,032,916
Turkish Petroleum Corporation (TPAO)	1,297,369	1,792,792	1,471,136	1,634,197	833,427
Tea Company (CAYKUR)	-26,991	-74,557	-64,828	-39,301	12,063
Turkish Sugar Factories Inc. (TSFAS)	-59,750	-134,883	-198,229	-251,362	-197,026
Turkstat Company (TURKSAT A.S.)	78,482	162,202	185,130	200,751	79,128
Post, Telegraph and Telephone Administration (PTT A.S.)	143,622	174,038	171,445	64,543	287,925
T.C. Ziraat Bank	4,469,360	2,779,504	3,504,725	4,378,523	5,178,733
T. Halk Bank	2,509,285	2,636,696	3,329,139	3,364,892	2,727,255
Kalkinma Bank	28,502	32,158	55,083	47,262	59,179
Exim Bank	256,221	230,256	221,191	245,927	427,009

*	Source: Undersecretariat of Treasury

The primary reasons for the yearly changes of profit or losses are fluctuations in exchange rate and oil prices, privatizations and restructurings, price adjustments, and electricity generation from hydroelectric power plants depending on yearly precipitation.

In addition to receiving funding directly from the Government budget in the form of capital injection, SOEs are also allowed to borrow from domestic commercial banks and foreign banks.

The borrowing requirements of SOEs in the Treasury’s portfolio and of non-financial companies in the Privatization Administration’s portfolio decreased from approximately TL 4.5 billion in 2013 to TL591 million in 2014.

The following table summarizes information related to the financing requirements of the above mentioned SOE System for the years indicated:

Financing Requirements of SOE System

Table 50

Thousand TL	2010	2011	2012	2013	2014*
Total financing requirement	-4,977,832	-8,524,490	-9,946,091	-5,818,873	-9,619,646
Increase (reduction) from internally generated funds	5,881,526	3,403,913	4,008,888	-336,334	-5,409,361
Net financing requirement from outside sources	903,694	-5,120,577	-5,937,203	-6,155,207	-15,029,007
Transfers from consolidated budget	6,137,769	7,930,969	6,676,518	10,681,111	15,619,813
Borrowing requirement	7,041,462	2,810,392	739,315	4,525,904	590,806
Deferred payments	-66,498	-34,615,375	5,564,712	-16,981,972	-16,632,851
Advance payments	-3,639,817	31,922,824	-6,404,801	8,822,183	5,788,049
Cash financing requirement	3,335,147	117,841	-100,775	-3,633,885	-10,253,996
Change in cash	-1,565,470	574,232	-481,964	363,267	8,518,040
Securities and deposits	276,602	-746,396	461,594	61,874	-6,627
Domestic bank borrowing, net	-559,975	499,777	104,352	320,265	2,128,555
Foreign borrowing, net	-1,486,303	-445,454	16,793	2,888,480	-385,972
Government bonds	0	0	0	0	0

*	Provisional

Source: the Treasury

In 2014, the SOE System reported a loss of TL 1.9 billion.

SOE System investments accounted for 13.3% of total public sector fixed investments in 2010, 12.8% in 2011, 11.8% in 2012, 10.3% in 2013 and 10.5% in 2014. Budgetary transfers to the SOE System accounted for approximately, 2.1%, 2.5%, 1.8%, 2.6% and 3.5% of central management budget expenditures in 2010, 2011, 2012, 2013 and 2014, respectively.

The following table summarizes the profits and losses of SOE System for the years indicated:

Profits and Losses of SOE System

Table 51

Thousands of TL	2010	2011	2012	2013	2014*
Total Revenues	100,556,831	115,306,580	128,662,018	118,653,579	126,720,042
Total Expenditures	93,745,958	112,711,349	124,318,350	115,261,669	128,640,151
Profit (loss)	6,810,873	2,595,231	4,343,668	3,391,910	-1,920,109
Profit (loss)	6,810,873	2,595,231	4,343,668	3,391,910	-1,920,109

*	Provisional

Source: the Treasury

Electricity Sector

The restructuring process for electricity markets in Turkey has been in progress since early 2000s. TEIAS, EUAS and TETAS: Significant steps were taken towards a fundamental restructuring of SOEs in the electricity sector after the Electricity Market Law (Law No. 4628), came into effect in March 2001. The ultimate goal is to develop a transparent, competitive and liberalized electricity market, to achieve stability of supply, and to ensure environmentally friendly electricity at a low cost and of good quality.

Turkish Electricity Generation and Transmission Company (“TEAS”) was divided into three separate entities as Electricity Generation Company (“EUAS”), Turkish Electricity Transmission Company (“TEIAS”) and Turkish Electricity Trading And Contracting Company (“TETAS”) in 2001. These companies are responsible for the generation of electricity at power plants, transmission of electricity and trading of electricity, respectively.

With the completion of restructuring process, the distribution regions were divided into 21 regions. Distribution of the electricity to the final consumer is being carried out by these 21 distribution companies, all of which were privatized as of 2013.

While the Government keeps the ownership of TEIAS, it regulates the sector through the Energy Market Regulatory Authority (“EMRA”). Standard regulatory functions include licensing, tariff setting, market monitoring, and dispute settlement.

As of 2014, EUAS has 13 thermal and 72 hydroelectric power plants and it has an installed capacity of 21,879MW in total. 8,884 MW of this capacity is from thermal power plants and 12,995 MW is from hydroelectric power plants. While Turkey has a 69.520 MW installed capacity, the share of EUAS of the installed capacity is 31.5% in the sector.

TEIAS operates high voltage transmission systems in Turkey and has a monopoly in this sector.

TETAS is primarily responsible for:

•	purchasing electricity from privately owned Build-Operate (“BO”), Build-Operate-Transfer (“BOT”) and Transfer of Operating Rights (“TOOR”) power plants and EUAS hydro power plants;

•	selling the purchased electricity to electricity distribution companies and eligible companies; and

•	exporting and importing electricity.

The New Electricity Market Law (“EML”) (Law No: 6446) was enacted in March 2013. Former Electricity Market Law No. 4628 was partially amended by the new law and its title was changed to “Law on the Organization and Duties of the Energy Market Regulatory Authority.”

The EML (Law No: 6446) includes some important changes, such as amendments to license types, framing provisions for each type of market activity, specific provisions for certain license types (i.e., generation, distribution) and a preliminary licensing mechanism. It also establishes a new company, the Energy Market Operation Joint Stock Company (“EPIAS”) which will be an independent private company authorized for the market operation activity. With the completion of registration procedures, EPIAS was officially founded on March 18, 2015 and it is expected to start operation on September 18, 2015. EPIAS is expected to also take over the Market Financial Settlement Center’s (“PMUM”) functions, including carrying out the intra-day market activities which started on July 1, 2015. In order to announce the government’s intent to privatize the state-owned electricity utilities and liberalize the electricity market, the “Electricity Sector Reform and Privatization Strategy Paper” was issued on March 17, 2004 and was revised in 2009 in the light of the recent developments in the electricity market. This Strategy Paper defines the implementation procedures and principles for the electricity sector liberalization and privatization program. The 2009 amendment includes various mechanisms regarding supply security and involves the energy mix targets for 2020.

Within the scope of the privatization program in the electricity sector, as of 2013, all of the distribution companies have been privatized. As for the electricity generation companies, the privatization process for Yenikoy, Yatagan, Kemerkoy, Catalagzi Thermal Power Plants and Kayakoy, Esendal, Isiklar, Dere and Ivriz hydro power plants, which have a total 1,986 MW installed capacity, was completed in 2014. The privatization process for Orhaneli, Tunçbilek, Soma Thermal Power Plants, which have a total 1,565 MW installed capacity, was completed in June 2015 and the privatization process for Anamur, Bozyazi, Mut-Derincay, Silifke and Zeyne hydro power plants is still ongoing.

Based on the High Planning Council Decision (14/02/2008 Nr. 2008/T-5), a Cost Based Price Adjustment Mechanism (“CPM”) was adopted as of July 1, 2008. According to the CPM, tariffs of companies are revised based on changes in their electricity production and/or purchase costs. CPM has both backward and forward cost linkages. Accordingly, the revised tariffs will allow companies to realize annual financial targets in order to finance their planned investments and other expenses.

An agreement relating to a nuclear energy operator facility in Akkuyu Field was signed between the Turkish and Russian Governments in May of 2010. The Akkuyu Nuclear Power Plant is planned to have an installed capacity of 4,800 MW. The construction of Akkuyu Nuclear Power Plant is expected to start by the end of 2015. A second nuclear power plant in Sinop is planned to be built in collaboration with Turkey and Japan. The Inter-Governmental Agreement (“IGA”) on Cooperation in the improvement of Nuclear Power Plants and Nuclear Power Industry in Turkey was signed between the Governments of Japan and Turkey on May 3, 2013. The Sinop Nuclear Power Plant is expected to have an installed capacity of 4,480 MW.

Gas Sector

BOTAS: The sector is dominated by the government-owned Petroleum Pipeline Corporation (“BOTAS”), which is one of the most prominent SOEs in the energy sector and owned pipeline infrastructure for oil and gas transmission, LNG terminals, and gas distribution facilities.

According to Law No. 4646, BOTAS’s vertical integrated body was aimed to be separated in 2009 and a separation of accounts of BOTAS relating to transmission, storage, sales and import activities was completed.

Based on Law No. 4646 which aims to reduce the market share of BOTAS to 20%, BOTAS transferred 4 bcm/year of its import contract in 1998 with Gazexport to four private companies. BOTAS decided not to renew gas contracts of 6 billion cubic meters (bcm) which terminated in 2011 due to a pricing disagreement. In addition to BOTAS, Shell, Bosphorus, Enerco and Avrasya Gaz started import and wholesale activities.

In addition, some amendments were made to Law No. 4646 with the Law Amending Electricity Market Law and Some Other Laws No. 5784 published in the Official Gazette on June 26, 2008. With this law, BOTAS and other market participants were allowed to import liquefied natural gas.

Within the scope of the Trans-Anatolian Natural Gas Pipeline (TANAP) Project, which is expected to deliver the natural gas resources produced in Azerbaijan’s Shah Deniz II field to Turkey and then to Europe through Turkey, the Gas Transportation Agreement, Funding Agreement and Shareholder Agreement were signed on May 30, 2014.

The TANAP project is expected to provide supply diversification and ensure energy supply security of Turkey and European Union countries. Southern Gas Corridor Closed Joint Stock Company (58%), BOTAS (30%) and BP (12%) are the three partners in the project.

Mining Sector

Eti Mine: Eti Mine, with U.S.$871 million export revenue in 2014, is an important SOE in the mining sector. The company’s operations include mining, processing and marketing of Turkey’s boron resources. Presently, Eti Mine has 72.8% of the world boron reserves, and meets approximately 47% of the world boron demand, according to the Eti Maden Boron Sector Report dated May 2015. Also, Turkey’s lignite reserves are 13.3 billion tons and EUAS has 55% of all lignite reserves.

TKI: Turkish Coal Enterprise (“TKI”) holds 15% of the Turkish lignite reserves (as of 2014) and sells its products mainly to thermal power plants, Lignite is used for heating and various industrial sectors are the other customers of TKI. Also, TKI distributes lignite to low-income families and receives duty-loss payments from the Treasury for this distribution.

TTK: Turkish Hard Coal Company (“TTK”) is an SOE that produces hard coal in the Zonguldak basin of Turkey. The company primarily sells its product to the energy sector. The iron and steel industry is the second important consumer for hard coal. TTK has been receiving capital transfers from the Treasury, and receives duty-loss payments for coal distribution to low-income families.

Petroleum Sector

TPAO: Turkish Petroleum Corporation (“TPAO”), formerly an integrated company engaged in all the activity fields of the oil industry including exploration, production, refinery, marketing and transportation, is currently only involved in the exploration, drilling and production sector in the domestic market. TPAO is responsible for approximately 75% of Turkey’s crude oil production and 55% of Turkey’s natural gas production.

In addition, Turkish Petroleum Law No. 6491, which aims to provide more competitive, transparent, reliable and stable conditions for domestic and foreign investors for upstream activities, entered into force in June 2013.

On May 26, 2014, TPAO reached an agreement to acquire the French energy firm TOTAL’s 10% stake in Azerbaijan’s Shah Deniz gas project and Southern Caucasian Pipeline. The deal increased TPAO’s stake in the project to 19% from 9%, making TP the second largest partner in the multinational consortium.

Shah Deniz is one of the world’s largest gas-condensate fields, with reserves of about 1 trillion cubic meters of gas and 2.2 billion barrels of condensate. As of 2014, TPAO’s sales revenue from the Shah Deniz gas project was U.S.$1.56 billion, according to TPAO.

Agriculture Sector

TMO: Turkish Grain Board (“TMO”), which is associated with the Ministry of Food, Agriculture and Livestock, is an intervention agency which regulates the grain market when necessary. TMO has nearly 4.3 million tons of storage capacity and has purchased offices throughout Turkey, as well as licensed warehouses for grain since 2011.

TSFAS: Turkish Sugar Factories Inc. (“TSFAS”) was established to produce and sell a variety of sugars. Having nearly 50% market share in sugar sales, the company carries out sugar production in 33 factories, 25 of those factories produce sugar and 8 of them process by-products or factory equipment. TSFAS was taken into the privatization program on August 12, 2008 and the privatization process is still in progress. CAYKUR: The fundamental purpose of the Tea Enterprise (“CAYKUR”) is to improve the tea agriculture and the quality of tea leaf and to produce and sell tea. CAYKUR operates 46 factories and has a 55% market share in tea sales.

Railways

TCDD: TCDD (Turkish State Railways) provides passenger and freight transport services as the only railway transportation company in Turkey. High speed trains (HST) have been in operation on Ankara-Eskisehir line (245 km) since 2009 and on Ankara-Konya line (212 km) since 2011. HST operations started between Konya and Eskisehir (360 km) in 2013. Ankara-Istanbul HST (533 km) operations started on July 25, 2014. Construction continues on Ankara-Izmir (624 km) and Ankara-Sivas (405 km) HST lines, which are expected to be in service in the coming years.

Law no: 6461 concerning the “Liberalization of the Turkish Railway Transport” entered into force on May 1, 2013. TCDD is being restructured as the railway infrastructure operator. For the purpose of freight and passengers transport, TCDD Transport Inc. will be established as TCDD’s Affiliate Company. Law no: 6461 also provides for partnership with private companies in the railway sector.

As of the end of 2014, TCDD owns 12,485 km of track, 1,213 km of which is a high speed train track, 620 locomotives, 117 EMUs, 80 DMUs, 12 high speed EMUs, 916 passenger cars, and 18,967 wagons, according to the TCDD 2014 Sector Report.

PRIVATIZATION IMPLEMENTATIONS

Turkey aims to further enhance its functioning market economy through ensuring openness and competitiveness; upgrading productivity; strengthening the investment climate to attract more Foreign Direct Investment, encouraging private initiative/entrepreneurial skills and, as a result, promoting employment.

In furtherance of these goals, major legislative changes have taken place in Turkey in recent years such as:

•	Electricity Market Law,

•	Natural Gas Market Law,

•	Telecommunications Law,

•	Sugar Law,

•	Tobacco Law,

•	Banking Law,

•	Petroleum Market Law,

•	Foreign Direct Investment Law,

•	Company Law,

•	Law concerning the elimination of FDI restrictions in some sectors,

•	Law regarding several amendments which is aimed at accelerating privatization, and

•	Provisions authorizing real estate purchases to foreigners.

As a result, unprecedented privatization continues and a noticeable increase in foreign investor interest has occurred. Overall privatization proceeds realized by the Turkish Privatization Administration (PA) have reached U.S.$ 64.9 billion (on a commitment basis) as of December 31, 2014, of which U.S.$45 billion in revenue has been generated from the privatization of blue chip companies, including: Türk Telekom, Tüpraş, Erdemir, Halkbank, Petkim and other power generation and distribution companies.

Cash transfers to the Treasury from the Privatization Administration (including transfers from privatized companies) were U.S.$ 1.71 billion, U.S.$1.3 billion, U.S.$0.8 billion, U.S.$4.5 billion and U.S.$3.5 billion for the years 2010, 2011, 2012, 2013 and 2014, respectively. The total amount realized from January 1, 1986 through December 31, 2014 is U.S.$39.9 billion.

From the period January 1, 2010 through December 31, 2014, the privatization implementations of Turkey have resulted in a net worth of approximately U.S.$26.3 billion (privatization implementations completed by PA). The following indicates a summary of the most significant privatization implementations completed between January 1, 2010 and December 31, 2014.

Name of the Company	Field of Operation	Date of Privatization	Amount (U.S.$, million)
Samsun Port of Turkish Railways	Port operation	3/31/2010	125.2
Bandirma Port of Turkish Railways	Port operation	5/18/2010	175.5
Osmangazi Electr.Dist(Concession)	Electricity Dist.	5/31/2010	485
Çamlibel Elect.Dist(Concession)	Electricity Dist	8/31/2010	258.5
Uludağ Electr. Dist(Concession)	Electricity Dist	8/31/2010	940
Çoruh Electr.Dist(Concession)	Electricity Dist	9/30/2010	227
Yeşilirmak Elec.Dist(Concession)	Electricity Dist.	12/29/2010	441.5
Firat Elec.Dist(Concession)	Electricity Dist.	12/31/2010	230.25
Trakya Elec. Dist(Concession)	Electricity Dist.	12/30/2011	575
Iskenderun Sea Port of Turkish State Railways	Port Operation	12/30/2011	372
PETKİM(11% of minority shares sold to the parent Company)	Petrochemical	6/22/2012	168.5

Halkbank (Secondary Offering of 23.92%)	Banking	11/16/2012	2,520
Various real estate of the Government	Real estate	all year round	315
Başkent Doğalgaz Distr.	Natural gas dist. of Ankara	5/31/2013	1,162
Hamitabat naturalgas fired power generation plant	Power Generetion	08/01/2013	105
Akdeniz Elect. Dist (Concession)	Electricity Distr.	05/28/2013	546
Boğaziçi Elect. Distr (Concession)	Electricity Distr.	05/28/2013	1,960
Gediz Elect.Distr. (Concession)	Electricity Distr.	05/29/2013	1,231
Seyitömer Coal fired power gen.	Power Generation	06/17/2013	2,248
Aras Elect.Dist. (Concession)	Electricity Distr.	06/28/2013	128.5
Dicle Elect.Dist. (Concession)	Electricity Distr.	06/28/2013	387
Vangölü Elect.Distr. (Concession)	Electricity Distr.	07/26/2013	118
İstanbul Anatolian Side Elect. Distribution (Concession)	Electricity Distr.	07/31/2013	1,227
Kangal Coal fired power gen.	Power Generation	08/14/2013	985
Toroslar Elect.Dist. (Concession)	Electricity Distribution	09/30/2013	1,725
Various river run power gen. during 2013	River run power gen.	all year round	195
Various real estate of the Gov’t. during 2013.	Real estate	all year round	407
İstanbul Salipazari Cruise Port	Port Operation	02/14/2014	702
Yatağan Coal fired power gen.	Power Generation	12/01/2014	1,091
Çatalağzi Coal fired power gen.	Power Generation	12/22/2014	350
Kemerköy,Yeniköy coal fired Power gen. and Kemerköy Sea Port.	Power Gen. & Port opn	12/23/2014	2,671
Various real estate of the Gov’t
During 2014	Real estate	all year round	1,512.7

Note: Only privatizations worth U.S.$100 million or more are listed above.

Privatization implementations by PA

Table 52

Privatization Implementations by years

Source: Privatization Administration

Privatizations realized by other institutions

Name of the Company	Year	Field of Operation	Amount(U.S.$, billion)
Vakifbank	2005	Banking (21.9% IPO)	1.3
İstanbul Atatürk A’Port	2005	Airport Operation (BOT/TOR)	3
İstanbul S. Gökçen Int’l A’Port	2007	Airport Operation (BOT/TOR)	3.1
Antalya Int’l A’port	2007	Airport Operation (BOT/TOR)	3.2
İstanbul Ferry & Seabus Inc.	2011	Vehicle and Passenger Transport by Sea	0.9
İzmir A. Menderes Int’l A’Port	2012	Airport Operation (BOT/TOR)	0.8

Total			12.3

Ongoing privatization implementations

The privatization program in implemented in various sectors is summarized below.

ENERGY SECTOR

With the aim of providing a framework for the privatization of the energy sector, the Electricity Energy Sector Reform and Privatization Strategy Paper (the Strategy Paper) was prepared by the State Planning Organization, Treasury, Energy Market Regulatory Authority (“EMRA”) and Privatization Administration in coordination with the Ministry of Energy and Natural Resources. The Strategy Paper was approved by High Planning Council’s Decision, dated March 17, 2004.

TEDAŞ, a state-owned electricity distribution company in Turkey was included in the privatization program by the Privatization High Council’s Decision, dated April 2, 2004. In accordance with the regional groupings set forth by the Strategy Paper, TEDAS currently provides electricity distribution and retail services through 19 recently formed regional companies (excluding Menderes EDAŞ which was transferred to Aydem A.Ş. by the Ministry of Energy).

All privatization transactions of the regional distribution companies were completed during 2013 by giving concession rights to the new operators in the designated regions as follows:

Completed Transactions

Osmangazi Elektrik Dağitim A.Ş: Dedeli Yatirim İnşaat Teknik Elektrik Dağitim A.Ş (Eti Gümüş Group) was the highest bidder with a bid of U.S.$485 million. The contract between the Turkish Privatization Administration and the new investor was signed on May 31, 2010 and the shares were transferred on June 2, 2010.

Çoruh Elektrik Dağitim A.Ş operates in the provinces of Artvin, Giresun, Gümüşhane, Rize, and Trabzon. The highest bidder was Aksa Elektrik A.Ş with a bid of U.S.$227 million. The contract between Turkish Privatization Administration and the new investor was signed on September 30, 2010.

Yeşilirmak Elektrik Dağitim A.Ş operates in the provinces of Samsun, Amasya, Çorum, Ordu, and Sinop. The highest bidder was Çalik Enerji with a bid of U.S.$441.5 million. The contract with the new investor was signed on December 29, 2010.

Firat Elektrik Dağitim A.Ş operates in the provinces of Malatya, Elaziğ, Bingöl and Tunceli. The highest bidder was Aksa Elektrik with a bid of U.S.$230.3 million. The contract with the new investor was signed on December 31, 2010.

Çamlibel Elektrik Dağitim A.Ş operates in the provinces of Sivas, Tokat and Yozgat. The highest bidder was Kolin İnşaat Sanayi ve Ticaret. A.Ş with a bid of U.S.$258.5 million. The contract with the new investor was signed on August 31, 2010.

Uludağ Elektrik Dağitim A.Ş operates in the provinces of Bursa, Balikesir, Çanakkale and Yalova. The highest bidder was Limak İnşaat Sanayi ve Ticaret A.Ş with a bid of U.S.$940 million. The contract with the new investor was signed on August 31, 2010.

Trakya Elektrik Dağitim A.Ş operates in the provinces of Edirne, Kirklareli and Tekirdağ. The highest bidder was Elektrik Perakende Satiş A.Ş. with a bid of U.S.$622 million. The contract with the new investor was signed on December 30, 2011.

Aras Elektrik operates in the provinces of Erzincan, Bayburt, Erzurum, Kars, Ardahan, Ağri and Igdir. KİLER A.Ş was the highest bidder with a bid of U.S.$128 million. The contract with the new investor was signed on June 28, 2013.

Dicle Elektrik Dağitim A.Ş operates in the provinces of Diyarbakir, Şanliurfa, Mardin, Batman, Siirt and Şirnak. Following a retendering process in 2012, the highest bidder was İşkaya-Doğu JV. The contract in the amount of U.S.$387 million was signed on June 28, 2013.

Vangölü Elektrik Dağitim A.Ş operates in the provinces of Bitlis, Hakkari, Muş and Van. Following a retendering process in 2012, the highest bidder was Türkerler Construction Company with a bid of U.S.$118 million. The contract was signed on July 26, 2013.

AYEDAS Istanbul Anatolian Side Distribution Co. operates in the Anatolian side of Istanbul. Following a retendering process in 2012, the highest bidder was EnerjiSA. The contract in the amount of U.S.$1.2 billion was signed on July 31, 2013.

Toroslar Electricity Distribution Co. operates in the provinces of Adana, Gaziantep, Hatay, Mersin, Kilis and Osmaniye. Following a retendering process in 2012, the final tender was concluded on March 15, 2013. The highest bidder was EnerjiSA and the contract in the amount of U.S.$1.7 billion was signed on September 30, 2013.

Boğaziçi Electricity Distribution Co. operates in the European side of Istanbul. Following a retendering process in 2012, the highest bidder was Limak-Kolin-Cengiz with a bid of U.S.$1.96 billion. The contract was signed on May 28, 2013.

Gediz Electricity Distribution Co. operates in the provinces of İzmir and Manisa (Aegean Region). Following a retendering process in 2012, the highest bidder was Elsan, Tümaş, Karaçay with a bid of U.S.$ 1.2 billion. The contract was signed on May 29, 2013.

Akdeniz Electricity Co. operates in the provinces of Antalya, Burdur and Isparta (West Mediterranean Region). Following a retendering process in 2012, the highest bidder was Limak-Kolin-Cengiz with a bid of U.S.$546 million. The contract was signed on May 28, 2013.

Electric Power Generation

Run of the River hydroelectric plants:

50 small and medium size run-of-the river power generation plants with a total installed capacity of c. 140 MW were tendered under 18 portfolios in 2010. 10 portfolios were privatized through the transfer of operating rights for U.S.$240 million in 2010. The tenders of the remaining 8 portfolios were cancelled.

17 small run-of-the-river power plants with a total installed capacity of 64 MW were tendered under 10 portfolios. The offers were received on October 5, 2012. Final negotiations of these tenders were completed on October 19, 2012. All of the portfolios were privatized for a total of U.S.$194 million.

The tender announcement of Anamur, Bozyazi, Mut,-Derinçay, Silifke and Zeyne hydroelectric power plants was made on May 30, 2014. The highest bidder was Cem Web Ofset San. ve Tic. Ltd with a bid of U.S.$8.9 million. The legal procedures are ongoing and, therefore, the transfer of the shares has not yet occurred.

Coal fired Power Generation Plants:

•	Seyitömer

The tender announcement was made on November 6, 2012, final negotiations were completed on December 28, 2012. The highest bidder was Çelikler Holding with a bid of U.S.$2.2 billion. The transfer of shares was made on June 17, 2013.

•	Kangal

The tender announcement was made on November 6, 2012 and final negotiations were completed on February 8, 2013. The highest bidder was Konya Şeker Sanayi ve Ticaret A.Ş - Siyahkalem Mühendislik İnşaat ve Sanayii Ltd JV. with a bid of U.S.$ 958 million. The transfer of shares was made on August 14, 2013.

•	Kemerköy, Yeniköy and Port of Kemerköy

The tender announcements which were made in the second half of 2013 expired at the beginning of 2014. The final negotiations occurred on April 18, 2014. The highest bidder was IC İçtaş Enerji Üretim ve Ticaret A.Ş. with a bid of U.S.$2.7 billion. The transfer of shares was made on December 23, 2014.

•	Çatalağzi

The tender announcements which were made in the second half of 2013 expired at the beginning of 2014. The final negotiations occurred on April 29, 2014. The highest bidder was Demir Madencilik Petrol Ürünleri Enerji İnşaat Liman Gemi-Yat Yapim Turizm Nakliyat Sanayi ve Ticaret A.Ş., with a bid of U.S.$351 million and the second highest bidder was Elsan Elektrik Gereçleri Sanayi ve Ticaret A.Ş., with a bid of U.S.$350 million. The highest bidder has abandoned the tender, however, and the second highest bidder has been invited to proceed with the transfer procedure. The transfer of shares was made on December 22, 2014.

•	Yatağan

The tender announcements which were made in the second half of 2013 expired at the beginning of 2014. The final negotiations occurred on June 12, 2014. The highest bidder was Elsan Elektrik Gereçleri Sanayi ve Ticaret A.Ş., with a bid of U.S.$1.1 billion. The transfer of shares was made on December 12, 2014.

•	Orhaneli and Tunçbilek

The tender announcements which were made in the second half 2014 expired at the beginning of 2014. The final negotiations occurred on September 23, 2014. The highest bidder was Çelikler Taahhüt İnşaat ve Sanayi A.Ş., with a bid of U.S.$521 million. The transfer of shares was made on June 22, 2015.

•	Soma B

The tender announcement which was made in the second half of 2014 expired at the beginning of 2015. The final negotiations occurred on January 13, 2015. The highest bidder was Konya Şeker Sanayi ve Ticaret A.Ş., with a bid of U.S.$685.5 million. The transfer of shares was made on June 22, 2015.

Natural gas fired Power Generation Plant

•	Hamitabat

The tender announcement was made on August 10, 2012 and final negotiations were completed on March 6, 2013. The highest bidder was Limak Holding A.Ş with a bid of U.S.$105 million. The transfer of shares was made on August 1, 2013.

Consultants are working on the privatization strategy of the remaining power generation plants.

D) Başkent Natural Gas Supply

The tendering of 80% shares of Başkent Natural Gas was cancelled recently as a result of insufficient bid prices obtained from potential investors. Under a law enacted in July of 2012, the remaining 20% of shares of Başkent Natural Gas held by the Municipality of Ankara was also included in retendering process, which was finalized in early 2013. The shares were transferred to Torunlar Gida for a price of U.S.$1,2 million as of May 31, 2013.

TÜRKİYE HALK BANKASI (HALKBANK)

In accordance with the authorization provided to Privatization High Council (“PHC”) by the Banking Law No. 5411, an initial public offering for 24.98% of shares of the bank was concluded on May 2-4, 2007 for U.S.$1.8 billion. A second tranche of shares (23.92%) was sold through Borsa Istanbul-BIST (formerly known as Istanbul Stock Exchange) in the form of a secondary global offering in November of 2012. The proceeds from the secondary offering totaled U.S.$2.5 billion. Privatization studies for the remaining shares continue and are conducted in collaboration with consultants.

SEA PORTS OPERATED BY TURKISH STATE RAILWAYS (TCDD) AND MARINAS

In accordance with the relevant provisions of the Privatization Law, the six sea ports, namely Mersin (privatized in 2007), İskenderun, İzmir, Bandirma, Derince and Samsun ports, operated by TCDD, were added to the privatization portfolio. The privatization of the sea ports was carried out through a transfer of operational rights. Of the privatization of the six sea ports,

•	the retender of the İzmir cruise port expired on September 7, 2012. However, due to a lack of sufficient bids, the tender was cancelled again. Technical studies to retender the port are continuing.

•	privatization of the Samsun port was completed on March 31, 2010. The Samsun port will be owned by Ceynak Lojistics for a period of 36 years for a price of U.S.$125.2 million.

•	the transfer of operating rights of the Bandirma port to the Çelebi Joint Group for a period of 36 years was finalized on June 8, 2010 for a price of U.S.$175 million.

•	First tender of Derince port was cancelled in 2010 Following the resolution of some technical problems, the re-tendering process concluded on June 5, 2014. The highest bidder was Safi Kati Yakit Sanayi ve Ticaret A.Ş., with a bid of U.S.$543 million. The transfer of shares was made on February 25, 2015.

•	The retendering of Iskenderun port under TOR was finalized on September 28, 2010. The highest bidder was Limak Yatirim Enerji Üretim A.Ş with a bid of U.S.$372 million, for a period of 36 years. The transfer of shares was made on December 30, 2011.

Fenerbahçe-Kalamiş Marina is located on the Anatolian side of Istanbul and is the most significant and important marina in Turkey. The tender was finalized on May 23, 2014. The highest bidder was Tek-Art Kalamiş ve Fenerbahçe Marmara Turizm Tesisleri A.Ş., with a bid of U.S.$664 million. The bidder, however, has abandoned the tender having encountered legal problems with a local municipality. Currently, the second highest bidder is invited to proceed with the transfer procedures.

THE PORT OF SALIPAZARI OPERATED BY TURKISH MARITIME LINES

The port of Salipazari, operated by Turkish Maritime Lines, and its vicinity are planned to be converted to a cruiser port. In addition to a cruiser port, the project contemplates construction of shopping centers, boutique hotels, entertainment units and cultural centers. The tender announcement, which was made in 2012, expired as of April 30, 2013. The highest bidder was Doğuş Holding with a bid of U.S.$702 million. The contract was signed on February 14, 2014.

TÜRKŞEKER (TURKISH SUGAR MANUFACTURING COMPANY.)

In accordance with the decision of the PHC, dated October 7, 2007, 24 sugar manufacturing companies and their related assets were classified into 6 groups.

The companies are grouped as follows:

Portfolio A: Kars, Erciş, Ağri, Muş and Erzurum

Portfolio B: Elaziğ, Malatya, Erzincan, and Elbistan

Portfolio C: Kastamonu, Kirşehir, Turhal, Yozgat, Çorum and Çarşamba

Portfolio D: Bor, Ereğli and Ilgin

Portfolio E: Uşak, Alpullu, Burdur and Afyon

Portfolio F: Eskişehir and Ankara

The tender of the Companies in Groups B and C was finalized on November 29, 2011. However, the tender was cancelled after some time. No PHC decision has been rendered thus far to determine the future outcome of the retender process.

TOLL MOTORWAYS AND BOSPHOROUS BRIDGES

Privatization studies of toll motorways, two Bosphorous bridges, the beltways of Ankara and İzmir and the service units operated by the Turkish Highways General Directorate are almost complete. The strategy report is ready and various legal modifications have been made. The tender announcement, which was made on August 25, 2011, expired on October 31, 2012. The tender was cancelled as a result of insufficient bid price offers. A new privatization strategy is underway.

The names of the toll motorways and Bosphorous bridges subject to privatization are set forth below:

•	Edirne-İstanbul-Ankara

•	Pozanti-Tarsus-Mersin

•	Tarsus-Adana-Gaziantep

•	Toprakkale-İskenderun

•	Gaziantep-Şanliurfa

•	İzmir-Çeşme

•	İzmir-Aydin

•	Ankara and İzmir beltways

•	Fatih Sultan Mehmet and Bosphorous Bridges

TÜRK TELEKOM

Following the privatization of 55% of the shares of Türk Telekom in 2005, an additional 15% of shares have been privatized through an IPO on May 7-9, 2008. A total of U.S.$1.9 billion was raised from the IPO. The strategy for the sale of the remaining shares of the Company held by the Turkish Treasury has not yet been determined. Turkish Treasury holds 30% of the shares.

NATIONAL LOTTERY

In accordance with PHC decision, the privatization of national lottery operation will only include the license that transfers the rights to plan and organize the games of chance and execute draws and install systems of games of chance and operation activities. Any asset and liability of National Lottery Administration will not be subject to privatization. The license will be granted to the bidder in the form of a profit sharing method and the duration of the license will be 10 years. The license includes passive drawing game, instant scratch card game, lotto and super lotto, numeric games and new games to be introduced. The tender announcement which was made in 2013 was finalized in first quarter of 2014. The final negotiations with the investors occurred on July 15, 2014. The highest bidder is Net Şans-Hitay JV with a bid of U.S.$ 2.8 billion. The bidder has abandoned the tender, however, and the second highest bidder has been invited to proceed with the transfer procedure.

DOĞUSAN A.Ş

The company is engaged primarily in the manufacturing of concrete perlite tiles and is located in Erzincan, one of the eastern provinces of Turkey. 43.9% of the Company’s shares are traded on Borsa Istanbul (formerly known as the Istanbul Stock Exchange). The remaining 56.1% of the Company’s shares are in the portfolio of Turkish Privatization Administration. PA has attempted 4 tenders. However, due to unsatisfactory tender prices and the inability of the investors to fulfill their purchase obligations, none of the tenders were completed. No PHC decision has been rendered thus far which would determine the future of the privatization process of the company.

ERZURUM PALANDÖKEN AND KONAKLI SKİİ RESORTS

The ski resorts of Erzurum Palandöken and Konakli were constructed for 2011 Universiad Winter Games. These facilities meet international accredited winter sport standards in Turkey, and are located at an elevation of on average over 2,000 m. These privatization assets are comprised of real property, plant and equipment, skiing slopes, mechanical installations (lifts, gondola lift, telesiege) and artificial snow plowing installations. The technical studies have been completed and tender announcements to privatize the resorts under the concession method for 49 years were made on May 2, 2015 and expired on July 30, 2015.

HALK SİGORTA A.Ş (INSURANCE) & HALK HAYAT VE EMEKLİLİK (LIFE&PENSION)

The technical studies of insurance, life and pension companies of Halkbank were completed in 2014. The tender announcements which were made at the beginning of 2015 will expire on September 15, 2015.

EXTRA-BUDGETARY FUNDS

In 1984, due to increasing budgetary restrictions, the Government established a number of Extra Budgetary Funds (“EBFs”) with the objective of financing the implementation and administration of specific Government programs, such as incentive programs for exports and investment, social and housing programs, and public investment projects.

In 2000 and 2001, a fundamental shift in the structure of EBFs was mandated in order to increase budget coverage and promote fiscal transparency. Currently, there are only five EBFs remaining. Non-consolidated EBFs of continued importance to the Turkish economy are the Privatization Fund, which oversees the privatization of SEEs, the Social Aid and Solidarity Fund, which assists the disabled and poor, the Defense Industries Support Fund, which develops military manufacturing capabilities, and the Support Price Stabilization Fund, which channels certain export and import duties into the subsidy of fertilizers.

The following table presents, for the years indicated, the operating balance and financing of four EBFs, including the Privatization Fund, the Defense Industries Support Fund, the Social Aid and Solidarity Fund and the Support Price Stabilization Fund, for the 2010-2014 period. Since 2002, the consolidated EBF’s balance included only Privatization, Defense, Solidarity and Support Price Stabilization Funds.

Table 53

Extra Budgetary Funds (Million TL)

	2010	2011	2012	2013	2014
Revenues	4,697	5,763	10,997	7,384	8,577
Expenditures	4,241	4,522	4,524	9,990	10,077
Surplus (Deficit)	456	1,241	6,473	-2,607	-1,500
Financing	-456	-1,241	-6,473	2,607	1,500

Source: Ministry of Development

LOCAL GOVERNMENT

The operations of local authorities expanded rapidly following the Government’s 1984 decision to decentralize some responsibilities and to transfer substantial amounts of tax keep revenues to local authorities. Local authorities cover municipalities, special provincial administrations, municipally owned utilities, municipal unions and İlbank operations. In 2010, total expenditures by local authorities increased to TL 37,162 million and the surplus was TL 1,021 million. In 2011, total expenditures by local authorities increased 18.49% to TL 44,033 million and the surplus was TL 2,525 million. In 2012, total expenditures by local authorities increased 17.21% to TL 51,609 million and the surplus was TL 137 million. In 2013, pre-local election year, total expenditures by local authorities increased 23.48% to TL 63,622 million. In 2014, total expenditures by local authorities increased 8.42% to TL 68,980 million and the deficit was TL 53 billion.

The following table presents the operating balance of the local authorities for the years indicated:

Table 54

	Local Authorities (Million TL)
	2010	2011	2012	2013	2014(1)
Revenues	38,183	46,558	51,745	61,328	68,927
Expenditures	37,162	44,033	51,525	63,622	68,980
Surplus (Deficit)	1,021	2,525	220	-2,293	-53

Source: Ministry of Development

(1)	Provisional

PUBLIC SECTOR FIXED INVESTMENT

The following table summarizes public sector fixed investment, including that of the SOEs and the EBFs, by economic sector for the years indicated:

Table 55

Public Sector Fixed Investment

	2010	2011	2012	2013	2014(1)
	(percentage of total)
Agriculture	9.8	9.8	10.7	9.6	8.7
Mining	1.9	2.3	2.2	1.5	2.2
Manufacturing	0.8	0.7	0.8	0.9	0.9
Energy	6.5	5.7	6.0	4.7	5.4
Transport and communication	43.5	41.3	38.1	38.6	37.0
Tourism	0.5	0.6	0.7	0.7	0.5
Housing	1.5	1.7	1.3	1.2	1.0
Education	10.4	12.2	14.2	14.4	15.8
Health	4.8	4.9	5.3	5.0	5.5
Other Services	20.3	20.8	20.8	23.3	23.1
Total	100.0	100. 0	100.0	100.0	100.0
Total (millions of TL)	47,003	53,247	60,108	78,165	85,355

(1)	Provisional estimate.
(2)	At current prices.

Source: Ministry of Development.

PUBLIC SECTOR BORROWING REQUIREMENT

In 2010, the central government budget deficit was TL 40,081 million, representing 3.65% of GDP. Total PSBR was realized as 2.36% of GDP in 2010. In 2011, the central government budget deficit was TL 17,783 million, representing 1.37% of GDP. Total PSBR was realized as 0.14% of GDP in 2011. In 2012, central government budget deficit was TL 29,412 million, representing 0.08% of GDP. Total PSBR was realized as 0.98% of GDP in 2012. In 2013, the consolidated budget deficit was TL 18,543 million, representing 1.18% of GDP. Total PSBR was recorded as 0.46% of GDP in 2013. In 2014, the consolidated budget deficit was recorded as TL 22,666 million, representing 1.30% of GDP. Total PSBR is expected to be 0.98% of GDP in 2014.

In 2010, total public debt stock (gross) as a percentage of GDP decreased to 45.2%. The net debt of the public sector increased to 28.9% in 2010. In 2011, total public debt stock (gross) as a percentage of GDP decreased to 42.1%. The net debt of the public sector decreased to 22.4% in 2011. In 2012, total public debt stock (gross) as a percentage of

GDP declined to 39.7%. The net debt of the public sector declined to 17% in 2012. In 2013, total public debt stock (gross) as a percentage of GDP slightly increased to 39.8%. The net debt of the public sector declined to 12,6% in 2013. In 2014, total public debt stock (gross) as a percentage of GDP declined to 36.9%. The net debt of the public sector declined to 10.6% in 2014.

The following table sets forth information as to Turkey’s public sector borrowing requirement for the years indicated:

Table 56

Public Sector Borrowing Requirement (as a percentage of GDP)

	2010	2011	2012	2013	2014(1)
Consolidated budget	3.65	1.37	2.08	1.18	1.39
Local administrations	-0.09	-0.19	-0.02	0.15	0.00
SSI, UIF, EBFs and Revolving Funds	-0.55	-0.82	-1.03	-0.59	-0.61
Social Security Institutions (SSI)	-0.03	-0.02	0.01	0.33	0.36
Unemployment Insurance Fund (UIF)	-0.35	-0.58	-0.54	-0.59	-0.59
Revolving Funds	-0.13	-0.12	-0.04	-0.12	-0.04
EBFs	-0.04	-0.10	-0.46	0.17	0.02
SOEs	-0.64	-0.22	-0.05	-0.29	0.21
SOEs not under privatization	-0.73	-0.17	-0.05	-0.09	0.43
SOEs under privatization	0.09	-0.05	0.00	-0.20	-0.22
Total	2.36	0.14	0.98	0.46	0.98

Source: Ministry of Development

(1)	Provisional estimate. (Medium Term Program)

DEBT

GENERAL

In Turkey, the Treasury conducts domestic and external borrowing operations and issues government securities through direct sales, TAP, public offerings and auctions. A TAP sale is non-auction borrowing method used by the Government to enhance market access pursuant to which the Treasury is permitted to reissue bills or bonds of a specific amount and maturity at any time. The Treasury issues various borrowing instruments, such as zero coupon securities, inflation, revenue and foreign exchange-indexed securities, foreign exchange-denominated securities, lease certificates, Government Bonds with fixed coupon payments and floating rate notes.

The Treasury issues two kinds of domestic borrowing securities: (1) Treasury Bills, which have a maturity shorter than one year and (2) Government Bonds, which have a maturity longer than one year. These are considered “marketable” instruments. Auctions are the primary means of borrowing in domestic markets and fixed rate government bonds are the primary external borrowing instruments utilized by Turkey.

Turkey has not defaulted on any principal or interest payment on any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988.

The total gross outstanding external debt of Turkey was approximately U.S.$388.3 billion at the end of the first quarter of 2014, approximately U.S.$402.2 billion at the end of the second quarter of 2014, approximately U.S.$397.7 billion at the end of the third quarter of 2014 and approximately U.S.$402.4 billion at the end of the fourth quarter of 2014.

Turkey issued the following external debt in 2014, and as of the date of this Annual Report in 2015:

•	U.S.$2.5 billion of global notes on January 29, 2014, which mature on March 22, 2024 and have a 5.750% annual interest rate.

•	U.S.$1.5 billion of global notes on February 19, 2014, which mature on February 17, 2045 and have a 6.625% annual interest rate.

•	€1.0 billion of global notes on April 11, 2014, which mature on April 11, 2023 and have a 4.125% annual interest rate.

•	¥100 billion of Samurai bonds on September 25, 2014, under the Japan Bank for International Cooperation guarantee, which mature on September 25, 2024 and have a 1.050% annual interest rate.

•	U.S.$1.0 billion of lease certificates on November 25, 2014, which mature on November 25, 2024 and have a 4.489% annual lease rate.

•	U.S.$1.5 billion of global notes on January 13, 2015, which mature on April 16, 2043 and have a 4.875% annual interest rate.

•	U.S.$1.5 billion of global notes on April 14, 2015, which mature on April 14, 2026 and have a 4.250% annual interest rate.

The aggregate amount of scheduled repayment of principal and interest of external debt of Turkey as of April 30, 2015, was U.S.$65 billion, U.S.$52.1 billion, U.S.$43.9 billion and U.S.$36.5 billion for 2015 (May-December), 2016, 2017, and 2018, respectively.

Turkey’s central government domestic debt was approximately TL 414.6 billion on December 31, 2014, compared with TL 403.0 billion on December 31, 2013. These numbers represent a 2.0% decrease (from 25.7 in 2013 to 23.7% in 2014) in the ratio of domestic debt to GDP between two years.

Turkey’s gross external debt was approximately U.S.$402.4 billion as of December 31, 2014, compared to U.S.$389.1 billion as of December 31, 2013.

On October 31, 2013, the Republic announced its 2014 financing program. According to the 2014 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL 176.7 billion of debt in 2014, of which approximately TL 156.5 billion is domestic debt and approximately TL 20.2 billion is external debt. The total borrowing target for the Republic in 2014 is approximately TL 149.3 billion of which approximately TL134.6 billion would consist of domestic borrowing and approximately TL 14.8 billion would consist of external borrowings. Other sources of funds in 2014 will consist of cash primary surplus, privatization revenues, the revenues from 2-B land sales, transfers from the Unemployment Insurance Fund and the Savings Deposit Insurance Fund (SDIF), receipts from on-lending and guaranteed debt and use of cash account (which are targeted to yield TL 27.4 billion in total in 2014).

DOMESTIC DEBT

Within the framework of the government’s economic program, aimed at sustainable growth, continued disinflation and a viable debt position, there has been significant improvement in both the level and structure of the Treasury’s domestic debt in recent years, resulting from strong fiscal performance, strategic benchmarking policy and improving market sentiment. The ratio of domestic debt to GDP, which was 32.1% at the end of 2010 has progressively declined, to 25.8% as of the end of 2013 and to 23.7% as of the end of 2014.

Several key reforms have been implemented in the area of debt management during the last several years:

Due to the increased confidence in both domestic and international capital markets and the downward trend in inflation, there has been an increase in foreign investors’ TL-denominated debt issuances. As a result, the share of foreign investors in total domestic debt increased from 12.5% at the end of 2010 to 21.8% at the end of 2014. These developments have laid the ground for the Treasury to increase the maturity of its domestic debt, with issuances of five and seven-year Floating Rate Notes (“FRNs”) and fixed couponed Government Bonds. In 2010, Treasury began to issue ten-year fixed couponed and CPI Indexed Government Bonds. All of the outstanding foreign currency indexed and denominated debt securities were redeemed and thereby the share of FX liabilities in total debt decreased from 1.6% at the end of 2010 to 0% at the end of 2014.

To further enhance the liquidity of domestic debt, the primary dealership system for government securities has been in place since May 2000, however during the May 2001 - September 2002 period, it was suspended due to negative financial conditions. Currently, the primary dealership system for 2014 is in effect. In the last few years, the system contributed to the efficiency in both the primary and secondary market for government securities. The system provides greater depth and reduces volatility in the secondary market and helps to reduce roll-over risk. The primary dealership system aims to create a highly liquid, transparent, and dependable secondary market, which in turn is expected to lead to decreased costs in the primary market.

Within the context of debt management policy, for attaining reasonable risk level and reducing borrowing cost, strategic benchmark implementation was maintained in 2013 similar to the previous years. With the implementation of strategic benchmark strategy, benchmark government bonds were reopened on a regular basis in a period of three months. In this way, by reducing the number of securities in the market, liquidity of securities was increased. For this purpose, TL denominated 2, 5 and 10 year fixed rate coupon bonds have been issued on a regular basis in line with international practice since the end of 2011.

In line with the objectives of diversifying borrowing instruments, broadening the investor base and lengthening borrowing maturities, CPI Indexed Government Bonds have continued to be issued.

With the aim of increasing domestic savings, diversifying borrowing instruments and broadening the investor base, lease certificates were issued for the first time both in domestic and international markets in 2012. Specifically, the issuance of lease certificates raised U.S.$1.5 billion from the international markets in September 2012 and TL 4.9 billion from the domestic markets in October 2013. In order to issue these lease certificates, the Republic enters into transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Turkey in accordance with Article 7/A of Law Number 4749 (the “Issuer”), which in turn issues these lease certificates from time to time in the domestic and global markets. On April 3, 2013, the parliamentary members of the main opposition party filed a constitutional objection with the Turkish Constitutional Court (the “Court”) challenging the legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements. On November 1, 2013, the Court announced its decision to reject the constitutional objection.

Average maturity was increased in the year 2013. The average maturity of cash borrowing was 44 months in 2010,45 months in 2011, 61 months in 2012,74 months in 2013 and 68 months in 2014. The cost of domestic public debt in local currency (including discounted treasury bills/government bonds and fixed rate government bonds) on a compounded basis was annually realized as 8.5%, 8.7%, 8.8%, 7.6% and 9.7% in the period of 2010-2014.

There has also been improvement in the structure of domestic debt. As a result of strategic benchmarks, which have been set in accordance with debt strategies based on risk analysis, the portion of foreign currency linked or denominated debt in the total domestic debt stock has consistently decreased and was reduced to 0% in February 2012, compared to 1.6% in 2010. The share of fixed interest rate instruments, as a proportion of the total domestic debt, increased to 56.6% in 2014 from 49.8% in 2010. On the other hand, there were no new issuances of non-cash debt securities in 2014. Therefore, the ratio of non-cash debt securities to total domestic debt declined to 0.2% at the end of 2014 from the level of 0.7% at the end of 2010.

The Treasury aims to increase maturity of borrowings in the upcoming years, while pursuing policies to mitigate market and liquidity risks and to enhance liquidity and efficiency in both the primary and secondary markets.

These, together with continued strong fiscal policies, are intended to ensure a sustainable path for domestic debt. The following tables show the domestic debt securities auctioned in years 2009-2013:

Treasury Auctions

Table 57

Auctions for zero coupon treasury notes in 2010:

	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)				Sales Amount (Inc. Switching)
				Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound		(in thousands of TL)
January
6 Month T. Bill (182 days) (r)	11.01.2010	13.01.2010	14.07.2010	3.62	7.23	7.36	6,590,496	3,024,543	2,919,000
15 Month G. Bond (448 days)	18.01.2010	20.01.2010	13.04.2011	10.10	8.21	8.13	4,681,852	2,649,825	2,406,731
22 Month G. Bond (665 days)	19.01.2010	20.01.2010	16.11.2011	16.00	8.76	8.46	3,470,351	3,519,662	3,034,233
February
14 Month G. Bond (427 days) (r-o)	09.02.2010	10.02.2010	13.04.2011	9.58	8.17	8.11	2,721,064	3,640,381	3,322,107
6 Month T. Bill (182 days) (r)	15.02.2010	17.02.2010	18.08.2010	3.54	7.08	7.20	4,383,605	3,174,505	3,066,000
21 Month G. Bond (637 days) (r-o)	16.02.2010	17.02.2010	16.11.2011	15.87	9.07	8.78	1,767,357	2,908,571	2,510,159
March
21 Month G. Bond (623 days) (r-o)	02.03.2010	03.03.2010	16.11.2011	15.81	9.24	8.95	3,338,839	3,338,839	3,327,710
6 Month T. Bill (182 days) (r)	08.03.2010	10.03.2010	08.09.2010	3.53	7.07	7.19	3,195,435	3,195,435	2,033,000
April
14 Month G. Bond (420 days)	12.04.2010	14.04.2010	08.06.2011	9.65	8.36	8.31	2,221,708	3,824,327	3,487,784
22 Month G. Bond (651 days)	13.04.2010	14.04.2010	25.01.2012	16.94	9.47	9.14	1,845,941	3,587,035	3,067,350
May
21 Month G. Bond (630 days) (r-o)	04.05.2010	05.05.2010	25.01.2012	17.03	9.84	9.51	3,089,273	3,632,510	3,103,945
June
19 Month G. Bond (581 days) (r-o)	22.06.2010	23.06.2010	25.01.2012	14.40	9.02	8.79	3,444,672	3,999,853	3,496,273
11 Month T. Bill (343 days) (r-o)	29.06.2010	30.06.2010	08.06.2011	7.89	8.38	8.39	1,404,028	1,275,825	1,182,487

	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)				Sales Amount (Inc. Switching)
				Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound		(in thousands of TL)
July
6 Month T. Bill (182 days) (r)	12.07.2010	14.07.2010	12.01.2011	3.90	7.79	7.94	3,016,837	1,802,605	1,735,000
21 Month G. Bond (651 days)	13.07.2010	14.07.2010	25.04.2012	15.73	8.79	8.51	5,571,687	5,403,642	4,669,291
12 Month G. Bond (357 days)	27.07.2010	28.07.2010	20.07.2011	7.64	7.79	7.80	4,558,638	1,472,323	1,367,834
August
11 Month T. Bill (336 days) (r-o)	17.08.2010	17.08.2010	20.07.2011	7.17	7.77	7.79	7,210,885	2,819,194	2,630,510
20 Month G. Bond (616 days) (r-o)	17.08.2010	17.08.2010	25.04.2012	14.03	8.29	8.07	3,248,027	5,013,674	4,396,641
September
6 Month T. Bill (182 days) (r)	06.09.2010	08.09.2010	09.03.2011	3.65	7.30	7.43	5,554,906	2,010,808	1,940,000
20 Month G. Bond (595 days) (r-o)	07.09.2010	08.09.2010	25.04.2012	13.63	8.34	8.13	5,988,360	4,363,255	3,839,786
12 Month G. Bond (378 days)	27.09.2010	29.09.2010	12.10.2011	7.83	7.55	7.53	7,261,133	2,544,402	2,359,548
October
22 Month G. Bond (651 days)	26.10.2010	27.10.2010	08.08.2012	13.90	7.78	7.78	5,834,563	3,806,288	3,341,645
November
21 Month G. Bond (644 days) (r-o)	02.11.2010	03.11.2010	08.08.2012	13.84	7.82	7.60	2,653,640	5,127,836	4,504,598
11 Month T. Bill (322 days) (r-o)	23.11.2010	24.11.2010	12.10.2011	6.45	7.29	7.32	583,539	711,887	668,767
December
20 Month G. Bond (609 days) (r-o)	07.12.2010	08.12.2010	08.08.2012	13.18	7.88	7.68	1,899,985	4,477,989	3,956,390

2010 TOTAL							95,536,822	81,325,215	72,366,790

Source: UT.

Table 58

Auctions for zero coupon treasury notes in 2011:

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(in thousands of Turkish Lira)
January
22 Month G. Bond(665 days)	10.01.2011	12.01.2011	07.11.2012	13.11	7.17	6.98	5,603,341	7,778,137	6,876,743
14 Month G. Bond (420 days)	17.01.2011	19.01.2011	14.03.2012	8.58	7.44	7.39	2,555,415	2,374,093	2,186,491
February
21 Month G. Bond (644 days) (r-o)	01.02.2011	02.02.2011	07.11.2012	14.78	8.35	8.10	6,096,786	6,873,564	5,988,514
March
6 Month T. Bill (182 days) (R)	07.03.2011	09.03.2011	07.09.2011	4.06	8.12	8.28	1,489,795	754,426	725,000
20 Month G. Bond (609 days) (r-o)	08.03.2011	09.03.2011	07.11.2012	15.53	9.28	9.01	2,917,840	3,645,944	3,155,819
April
22 Month G. Bond (679 days)	12.04.2011	13.04.2011	20.02.2013	17.19	9.21	8.88	5,000,485	4,550,107	3,882,734
May
21 Month G. Bond (651 days) (r-o)	10.05.2011	11.05.2011	20.02.2013	15.33	8.57	8.30	2,889,672	4,453,720	3,861,648
June
21 Month G. Bond (623 days) (r-o)	07.06.2011	08.06.2011	20.02.2013	15.81	9.24	8.95	4,128,414	3,244,716	2,801,653
July
22 Month G. Bond (665 days)	19.07.2011	20.07.2011	15.05.2013	16.68	9.13	8.81	4,951,950	3,547,355	3,040,190

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(in thousands of Turkish Lira)
August
21 Month G. Bond (651 days) (r-o)	02.08.2011	03.08.2011	15.05.2013	16.14	9.02	8.73	5,061,320	7,530,769	6,484,372
September
20 Month G. Bond (616 days) (r-o)	06.09.2011	07.09.2011	15.05.2013	13.37	7.90	7.70	1,820,957	3,908,505	3,447,653
October
21 Month G. Bond (644 days)	11.10.2011	12.10.2011	17.07.2013	15.18	8.58	8.32	4,220,860	3,480,116	3,021,539
November
20 Month G. Bond (609 days) (r-o)	15.11.2011	16.11.2011	17.07.2013	18.34	10.96	10.59	2,851,972	5,773,947	4,879,098

2011 TOTAL							49,588,806	57,915,400	50,351,453

Source: UT.

Table 59

Auctions for zero coupon treasury notes in 2012:

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(in thousands of Turkish Lira)
January
14 Month G. Bond(427 days)	17.01.2012	18.01.2012	20.03.2013	12.95	11.04	10.94	6,122,636	4,550,251	4,028,470
February
13 Month G. Bond (399 days) (r-o)	13.02.2012	15.02.2012	20.03.2013	10.31	10.99	10.43	3,395,546	3,057,592	2,771,093

April
11 Month G. Bond (329 days) (r-o)	24.04.2012	25.04.2012	20.03.2013	8.94	9.90	9.94	1,557,437	1,016,338	932,896
August
13 Month G. Bond (392 days)	14.08.2012	15.08.2012	11.09.2013	8.72	8.10	8.07	4,712,537	3,197,306	2,940,876
September
12 Month G. Bond (350 days) (r-o)	25.09.2012	26.09.2012	11.09.2013	6.92	7.19	7.21	2,248,195	1.476,214	1,380,713
November
10 Month G. Bond (294 days) (r-o)	20.11.2012	21.11.2012	11.09.2013	4.74	5.87	5.90	2,443,061	1,435,480	1,370,539

2012 TOTAL							20,479,412	14,733,181	13,424,587

Source: UT.

Table 60

Auctions for zero coupon treasury notes in 2013:

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(in thousands of Turkish Lira)
January
15 Month G. Bond (448 days)	15.01.2013	16.01.2013	09.04.2014	7.68	6.24	6.20	4,031,774	1,559,912	1,448,656
February
14 Month G. Bond (420 days) (r-o)	12.02.2013	13.02.2013	09.04.2014	6.66	5.77	5.75	2,391,198	1,377,298	1,291,286

							Sales Amount (Inc. Switching)
							Net
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate (%)			Bid Amount	Nominal	Net
				Term	Simple	Compound	(in thousands of Turkish Lira)
March
15 Month G. Bond (455 days) (r-o)	12.03.2013	13.03.2013	11.06.2014	7.19	5.75	5.71	2,300,587	1,728,037	1,612,201
April
14 Month G. Bond (434 days) (r-o)	02.04.2013	03.04.2013	11.06.2014	7.92	6.64	6.60	1,884,112	1,454,837	1,348,065
May
15 Month G. Bond (441 days)	21.05.2013	22.05.2013	06.08.2014	6.18	5.10	5.07	2,080,849	748,685	705,103
June
142 Month G. Bond (413 days) (r-o)	18.06.2013	19.06.2013	06.08.2014	7.71	6.80	6.76	2,589,807	1,406,231	1,305,583
July
12 Month G. Bond (378 days) (r-o)	23.07.2013	24.07.2013	06.08.2014	8.84	8.51	8.50	843,747	482,530	443,347
August
15 Month G. Bond (448 days)	27.08.2013	28.08.2013	19.11.2014	12.42	10.09	9.98	1,609,903	1,374,071	1,222,238
October
13 Month G. Bond (392 days)	22.10.2013	23.10.2013	19.11.2014	8.26	7.67	7.65	1,232,811	664,328	613,626
November
13 Month G. Bond (371 days) (r-o)	12.11.2013	13.11.2013	19.11.2014	9.05	8.88	8.87	1,193,545	1,172,112	1,074,816

2013 TOTAL							20,158,333	11,968,040	11,064,922

Source: UT.

Table 61

Auctions for zero coupon treasury notes in 2014:

		Auction Date [1]	Value Date [1]	Maturity Date [1]	Average Interest Rate (%)			Net Bid Amount [2]	Sales Amount (Inc. Switching) [2]
					Term	Simple	Compound		Nominal	Net
January	14 Month G. Bond (427 days)	21.01.2014	22.01.2014	25.03.2015	12.10	10.31	10.22	1,595,006	1,618,265	1,443,636
February	13 Month G. Bond (399 days) (r-o)	18.02.2014	19.02.2014	25.03.2015	12.33	11.25	11.19	2,424,094	1,254,300	1,116,573
March	16 Month G. Bond (483 days)	18.03.2014	19.03.2014	15.07.2015	15.32	11.55	11.34	1,821,922	718,792	623,286
April	15 Month G. Bond (462 days) (r-o)	08.04.2014	09.04.2014	15.07.2015	12.80	10.09	9.96	1,864,343	1,063,652	942,915
May	14 Month G. Bond (413 days) (r-o)	26.05.2014	28.05.2014	15.07.2015	9.96	8.78	8.72	2,637,550	1,352,005	1,229,588
June	14 Month G. Bond (434 days)	10.06.2014	11.06.2014	19.08.2015	10.06	8.44	8.37	1,660,498	1,059,164	962,337
July	13 Month G. Bond (392 days) (r-o)	22.07.2014	23.07.2014	19.08.2015	9.00	8.36	8.33	1,088,151	856,475	785,732
August	12 Month G. Bond (371 days) (r-o)	12.08.2014	13.08.2014	19.08.2015	9.75	9.56	9.55	1,492,025	1,170,861	1,066,886
September	14 Month G. Bond (427 days)	16.09.2014	17.09.2014	18.11.2015	10.91	9.30	9.22	2,458,774	1,665,167	1,501,432
October	13 Month G. Bond (392 days) (r-o)	21.10.2014	22.10.2014	18.11.2015	9.51	8.83	8.80	1,893,339	1,075,862	982,422
December	12 Month G. Bond (364 days)	16.12.2014	17.12.2014	16.12.2015	8.81	8.81	8.81	1,484,183	1,186,146	1,090,081

1.	dd.mm.yyyy
2.	(in thousands of Turkish Lira)

Source: UT.

The following tables present the various sales and auctions of securities conducted by Turkey in 2010-2014:

Table 62

2010 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Revenue Indexed Bond - TL	Semiannually couponed	24.02.2010	22.02.2012	2 years	944

August
Revenue Indexed Bond - TL	Semiannually couponed	11.08.2010	08.08.2012	2 years	479.5

(1)	Million USD, Million TL
(2)	There were no tap sales and public offers in 2010.

Source: UT

Table 63

2011 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Revenue Indexed Bond - TL	Semiannually couponed	23.02.2011	20.02.2013	2 years	475.8

August
Revenue Indexed Bond - TL	Semiannually couponed	24.08.2011	21.08.2013	2 years	378.3

(1)	Million USD, Million TL
(2)	There were no tap sales and public offers in 2011.

Source: UT

Table 64

2012 Sales — Direct Sales and Tap Sales and Public Offers (2)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Revenue Indexed Bond - TL	Semiannually couponed	22.02.2012	19.02.2014	2 years	109.2

October
Lease Certificate - TL	Semiannually couponed	03.10.2012	01.10.2014	2 years	1,624.5

(1)	Million USD, Million TL
(2)	There were no tap sales and public offers in 2012.

Source: UT

Table 65

2013 Sales — Direct Sales (1)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Lease Certificate - TL	Semiannually couponed	19.02.2013	18.02.2015	2 years	1,515.3

August
Lease Certificate - TL	Semiannually couponed	20.08.2013	19.08.2015	2 years	1,817.3

(1)	Million USD, Million TL

Source: UT

Table 66

2014 Sales — Direct Sales (1)

	Description	Issue Date (dd.mm.yyyy)	Settlement Date (dd.mm.yyyy)	Maturity	Net Amount (1)
February
Lease Certificate - TL	Semiannually couponed	19.02.2014	17.02.2016	2 years	1,332.8

August
Lease Certificate - TL	Semiannually couponed	01.10.2014	28.09.2016	2 years	1,839.9

(1)	Million USD, Million TL

Source: UT

Table 67

Fixed Coupon TL Denominated Treasury Auctions in 2010

	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)				Sales Amount (Inc. Switching)
				Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
3 Year Quarterly Couponed G. Bond	12.01.2010	13.01.2010	09.01.2013	2.32%	9.29%	9.62%	4,989,049	4,971,618	5,063,134
10 Year Semi Annual Couponed G. Bond	26.01.2010	27.01.2010	15.01.2020	5.47%	10.94%	11.24%	1,191,277	1,073,981	1,045,577
3 Year Quarterly Couponed G. Bond	09.02.2010	10.02.2010	09.01.2013	2.36%	9.43%	9.77%	2,972,557	3,497,637	3,574,594
4 Year Semi Annual Couponed G. Bond	09.03.2010	10.03.2010	06.08.2014	5.27%	10.54%	10.82%	995,969	1,099,381	1,125,974
10 Year Semi Annual Couponed G. Bond	06.04.2010	07.04.2010	15.01.2020	5.33%	10.65%	10.93%	488,328	442,172	446,958
3 Year Quarterly Couponed G. Bond	12.04.2010	14.04.2010	10.04.2013	2.35%	9.42%	9.76%	1,091,611	2,191,422	2,224,334
3 Year Quarterly Couponed G. Bond	03.05.2010	05.05.2010	10.04.2013	2.47%	9.88%	10.26%	1,172,993	876,970	884,554
5 Year Semi Annual Couponed G. Bond	22.06.2010	23.06.2010	17.06.2015	4.75%	9.49%	9.72%	2,232,849	2,936,354	2,994,579
3 Year Quarterly Couponed G. Bond	26.07.2010	28.07.2010	10.04.2013	2.08%	8.31%	8.57%	1,962,965	1,265,673	1,321,992
10 Year Semi Annual Couponed G. Bond	27.07.2010	28.07.2010	15.01.2020	4.39%	8.78%	8.98%	1,335,029	1,000,059	1,109,125
3 Year Quarterly Couponed G. Bond	16.08.2010	18.08.2010	10.04.2013	2.17%	8.68%	8.97%	3,454,148	3,568,981	3,713,389
10 Year Semi Annual Couponed G. Bond	17.08.2010	18.07.2010	15.01.2020	4.49%	8.98%	9.18%	1,497,630	1,235,123	1,360,361
5 Year Semi Annual Couponed G. Bond	28.09.2010	29.09.2010	17.06.2015	4.37%	8.73%	8.92%	4,443,448	2,885,908	3,102,013
3 Year Quarterly Couponed G. Bond	12.10.2010	13.08.2010	09.10.2013	1.92%	7.66%	7.89%	4,177,474	2,968,914	2,995,369
3 Year Quarterly Couponed G. Bond	01.11.2010	03.11.2010	09.10.2013	1.91%	7.63%	7.85%	2,425,206	3,874,672	3,929,893
10 Year Semi Annual Couponed G. Bond	02.11.2010	03.11.2010	15.01.2020	4.16%	8.32%	8.49%	2,286,349	2,110,147	2,462,138
5 Year Semi Annual Couponed G. Bond	06.12.2010	08.12.2010	17.06.2015	4.12%	8.24%	8.41%	2,150,428	2,692,208	2,992,685

Source: UT

Table 68

Fixed Coupon TL Denominated Treasury Auctions in 2011

	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)				Sales Amount (Inc. Switching)
				Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
9 Year Semi Annual Couponed G. Bond	11.01.2011	12.01.2011	15.01.2020	4.28%	8.57%	8.75%	3,840,709	2,936,950	3,431,027
3 Year Quarterly Couponed G. Bond	18.01.2011	19.01.2011	09.10.2013	1.98%	7.92%	8.16%	6,182,520	5,334,224	5,352,985
3 Year Quarterly Couponed G. Bond	31.01.2011	02.02.2011	29.01.2014	2.21%	8.84%	9.14%	1,887,543	1,854,610	1,813,778
5 Year Semi Annual Couponed G. Bond	01.02.2011	02.02.2011	27.01.2016	4.64%	9.27%	9.49%	2,322,628	3,133,671	3,099,925
3 Year Quarterly Couponed G. Bond	08.03.2011	09.03.2011	29.01.2014	2.29%	9.15%	9.47%	681,992	656,314	642,242
3 Year Quarterly Couponed G. Bond	11.04.2011	13.04.2011	29.01.2014	2.26%	9.04%	9.36%	2,582,906	1,810,939	1,792,270
3 Year Quarterly Couponed G. Bond	09.05.2011	11.05.2011	29.01.2014	2.23%	8.91%	9.21%	3,761,130	4,125,056	4,040,980
5 Year Semi Annual Couponed G. Bond	10.05.2011	11.05.2011	27.01.2016	4.54%	9.08%	9.29%	1,562,242	1,032,474	1,053,981
3 Year Quarterly Couponed G. Bond	07.06.2011	08.06.2011	04.06.2014	2.28%	9.12%	9.44%	1,310,341	1,832,487	1,778,976
3 Year Quarterly Couponed G. Bond	18.07.2011	20.07.2011	04.06.2014	2.26%	9.05%	9.36%	1,598,527	1,733,071	1,703,141
9 Year semi Annual Couponed G. Bond	19.07.2011	20.07.2011	15.01.2020	4.69%	9.39%	9.61%	632,241	1,094,814	1,220,466
3 Year Quarterly Couponed G. Bond	01.08.2011	03.08.2011	04.06.2014	2.27%	9.08%	9.40%	2,038,930	2,914,784	2,872,202
4 Year Semi Annual Couponed G. Bond	16.08.2011	17.08.2011	27.01.2016	4.37%	8.74%	8.93%	1,596,187	1,208,725	1,224,137
3 Year Quarterly Couponed G. Bond	05.09.2011	07.09.2011	04.06.2014	1.99%	7.95%	8.19%	1,991,437	3,281,561	3,285,802
8 Year Semi Annual Couponed G. Bond	06.09.2011	07.09.2011	15.01.2020	4.33%	8.67%	8.85%	1,165,361	1,733,127	1,940,550
3 Year Quarterly Couponed G. Bond	11.10.2011	12.10.2011	04.06.2014	2.10%	8.39%	8.66%	1,205,329	1,497,898	1,495,619
3 Year Quarterly Couponed G. Bond	14.11.2011	16.11.2011	04.06.2014	2.41%	9.66%	10.01%	1,066,426	1,204,858	1,178,530
4 Year Semi Annual Couponed G. Bond	15.11.2011	16.11.2011	27.01.2016	5.05%	10.10%	10.35%	372,442	757,256	748,811
2 Year Semi Annual Couponed G. Bond	06.12.2011	07.12.2011	04.12.2013	5.04%	10.09%	10.34%	1,543,327	2,295,109	2,291,461

Source: UT

Table 69

Fixed Coupon TL Denominated Treasury Auctions in 2012

	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)				Sales Amount (Inc. Switching)
				Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
4 Year Semi Annual Couponed G. Bond	23.01.2012	25.01.2012	27.01.2016	5.16%	10.31%	10.58%	2,684,748	3,669,138	3,672,508
2 Year Semi Annual Couponed G. Bond	24.01.2012	25.01.2012	04.12.2013	5.01%	10.03%	10.28%	3,171,568	4,852,016	4,913,786
10 Year Semi Annual Couponed G. Bond	24.01.2012	25.01.2012	12.01.2022	4.76%	9.51%	9.74%	1,135,974	1,378,400	1,377,294
4 Year Semi Annual Couponed G. Bond	13.02.2012	15.02.2012	27.01.2016	4.65%	9.3%	9.52%	3,263,429	2,250,666	2,236,268
2 Year Semi Annual Couponed G. Bond	14.02.2012	15.02.2012	04.12.2013	4.52%	9.03%	9.24%	1,868,460	3,032,850	3,138,366
10 Year Semi Annual Couponed G. Bond	14.02.2012	15.02.2012	12.01.2022	4.7%	9.4%	9.63%	2,098,227	1,575,169	1,593,209
10 Year Semi Annual Couponed G. Bond	05.03.2012	07.03.2012	12.01.2022	4.74%	9.48%	9.70%	2,383,488	2,457,599	2,487,189

2 Year Semi Annual Couponed G. Bond	06.03.2012	07.03.2012	05.03.2014	4.6%	9.19%	9.41%	2,498,436	2,784,542	2,774,850
5 Year Semi Annual Couponed G. Bond	13.03.2012	14.03.2012	08.03.2017	4.67%	9.34%	9.56%	3,438,821	2,338,611	2,307,232
5 Year Semi Annual Couponed G. Bond	17.04.2012	18.04.2012	08.03.2017	4.65%	9.31%	9.53%	2,258,706	2,855,702	2,845,882
2 Year Semi Annual Couponed G. Bond	24.04.2012	25.04.2012	05.03.2014	4.64%	9.27%	9.49%	1,651,009	1,849,226	1,862,817
10 Year Semi Annual Couponed G. Bond	24.04.2012	25.04.2012	12.01.2022	4.74%	9.48%	9.7%	2,298,361	3,686,085	3,778,020
2 Year Semi Annual Couponed G. Bond	08.05.2012	09.05.2012	05.03.2014	4.62%	9.25%	9.46%	1,955,614	1,157,164	1,170,207
2 Year Semi Annual Couponed G. Bond	19.06.2012	20.06.2012	05.03.2014	4.45%	8.9%	9.10%	1,544,364	1,827,830	1,877,617
2 Year Semi Annual Couponed G. Bond	10.07.2012	11.07.2012	05.03.2014	3.92%	7.85%	8.00%	3,864,358	4,420,856	4,635,455
5 Year Semi Annual Couponed G. Bond	06.08.2012	08.08.2012	08.03.2017	3.89%	7.78%	7.93%	1,852,276	2.792.996	3,023,670
2 Year Semi Annual Couponed G. Bond	07.08.2012	08.08.2012	05.03.2014	3.76%	7.52%	7.66%	2,204,591	3,505,933	3,714,745
9 Year Semi Annual Couponed G. Bond	07.08.2012	08.08.2012	12.01.2022	4.05%	8.11%	8.27%	1,116,486	1,488,279	1,628,489
10 Year Semi Annual Couponed G. Bond	24.09.2012	26.09.2012	14.09.2022	4.22%	8.44%	8.61%	3,688,255	3,113,146	3,126,596
2 Year Semi Annual Couponed G. Bond	25.09.2012	26.09.2012	24.09.2014	3.71%	7.42%	7.56%	6,145,842	3,937,635	3,943,108
2 Year Semi Annual Couponed G. Bond	16.10.2012	17.10.2012	24.09.2014	3.69%	7.38%	7.51%	7,533,940	2,591,803	2,608,522
4 Year Semi Annual Couponed G. Bond	05.11.2012	07.11.2012	08.03.2017	3.62%	7.23%	7.36%	3,251,590	2,045,050	2,205,895
2 Year Semi Annual Couponed G. Bond	06.11.2012	07.11.2012	24.09.2014	3.39%	6.78%	6.9%	3,904,354	2,496,681	2,549,305
10 Year Semi Annual Couponed G. Bond	06.11.2012	07.11.2012	14.09.2022	3.8%	7.6%	7.74%	3,070,361	3,138,319	3,362,677
2 Year Semi Annual Couponed G. Bond	11.12.2012	12.12.2012	24.09.2014	2.84%	5.69%	5.77%	1,574,684	1,096,764	1,147,344

Source: UT

Table 70

Fixed Coupon TL Denominated Treasury Auctions in 2013

								Sales Amount
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound
4 Year Semi Annual Couponed G. Bond	07.01.2013	09.01.2013	08.03.2017	3.26%	6.51%	6.62%	12,107,026	2,847,522	3,185,836
2 Year Semi Annual Couponed G. Bond	08.01.2013	09.01.2013	07.01.2015	3.00%	6.01%	6.10%	8,921,472	2,472,642	2,495,343
10 Year Semi Annual Couponed G. Bond	08.01.2013	09.01.2013	14.09.2022	3.32%	6.64%	6.75%	4,219,822	2,369,317	2,739,671
5 Year Semi Annual Couponed G. Bond	18.02.2013	20.02.2013	14.02.2018	3.10%	6.20%	6.30%	4,970,686	3,029,977	3,042,218
2 Year Semi Annual Couponed G. Bond	19.02.2013	20.02.2013	07.01.2015	2.84%	5.68%	5.76%	1,470,376	2,305,581	2,356,122
10 Year Semi Annual Couponed G. Bond	19.02.2013	20.02.2013	14.09.2022	3.37%	6.73%	6.84%	2,616,247	2,150,183	2,489,519
5 Year Semi Annual Couponed G. Bond	18.03.2013	20.03.2013	14.02.2018	3.22%	6.44%	6.54%	2,182,819	1,366,346	1,364,846
2 Year Semi Annual Couponed G. Bond	19.03.2013	20.03.2013	07.01.2015	3.04%	6.08%	6.17%	1,640,006	1,651,601	1,683,740
10 Year Semi Annual Couponed G. Bond	19.03.2013	20.03.2013	08.03.2023	3.55%	7.11%	7.23%	3,190,045	2,195,594	2,194,781
10 Year Semi Annual Couponed G. Bond	02.04.2013	03.04.2013	08.03.2023	3.57%	7.14%	7.27%	3,671,610	2,606,486	2,605,803
5 Year Semi Annual Couponed G. Bond	08.04.2013	10.04.2013	14.02.2018	3.14%	6.28%	6.38%	5,824,514	3,451,955	3,484,031
2 Year Semi Annual Couponed G. Bond	09.04.2013	10.04.2013	07.01.2015	2.94%	5.89%	5.97%	2,547,717	2,060,588	2,114,534
5 Year Semi Annual Couponed G. Bond	13.05.2013	15.05.2013	14.02.2018	2.92%	5.84%	5.93%	6,186,267	4,969,831	5,135,214
2 Year Semi Annual Couponed G. Bond	14.05.2013	15.05.2013	13.05.2015	2.48%	4.95%	5.01%	2,784,232	2,691,830	2,694,272
10 Year Semi Annual Couponed G. Bond	14.05.2013	15.05.2013	08.03.2023	3.09%	6.18%	6.27%	1,743,859	1,576,432	1,699,500
5 Year Semi Annual Couponed G. Bond	24.06.2013	26.06.2013	20.06.2018	4.37%	8.74%	8.93%	1,557,182	2,472,981	2,429,454
2 Year Semi Annual Couponed G. Bond	25.06.2013	26.06.2013	13.05.2015	3.98%	7.96%	8.12%	1,644,374	1,650,631	1,576,003
10 Year Semi Annual Couponed G. Bond	25.06.2013	26.06.2013	08.03.2023	4.30%	8.59%	8.78%	1,868,424	2,986,213	2,752,540
5 Year Semi Annual Couponed G. Bond	15.07.2013	17.07.2013	20.06.2018	4.46%	8.92%	9.12%	2,730,796	3,724,961	3,651,210
2 Year Semi Annual Couponed G. Bond	16.07.2013	17.07.2013	13.05.2015	4.40%	8.79%	8.99%	1,678,619	1,844,745	1,744,726
10 Year Semi Annual Couponed G. Bond	16.07.2013	17.07.2013	08.03.2023	4.42%	8.84%	9.03%	2,714,034	3,108,461	2,833,458
5 Year Semi Annual Couponed G. Bond	12.08.2013	14.08.2013	20.06.2018	4.42%	8.85%	9.04%	1,064,871	1,543,404	1,527,460

2 Year Semi Annual Couponed G. Bond	13.08.2013	14.08.2013	13.05.2015	4.41%	8.83%	9.02%	1,023,076	1,559,495	1,483,940
10 Year Semi Annual Couponed G. Bond	13.08.2013	14.08.2013	08.03.2023	4.52%	9.04%	9.24%	1,458,460	1,841,138	1,668,236
5 Year Semi Annual Couponed G. Bond	09.09.2013	11.09.2013	20.06.2018	4.73%	9.47%	9.69%	1,287,337	2,365,970	2,302,702
2 Year Semi Annual Couponed G. Bond	10.09.2013	11.09.2013	13.05.2015	4.65%	9.30%	9.52%	1,006,572	1,503,285	1,429,564
10 Year Semi Annual Couponed G. Bond	10.09.2013	11.09.2013	08.03.2023	4.90%	9.81%	10.05%	1,543,849	2,670,990	2,321,037
5 Year Semi Annual Couponed G. Bond	07.10.2013	09.10.2013	20.06.2018	4.37%	8.74%	8.93%	6,245,914	2,980,607	3,002,038
2 Year Semi Annual Couponed G. Bond	08.10.2013	09.10.2013	07.10.2015	3.89%	7.78%	7.93%	3,899,795	2,216,104	2,237,050
10 Year Semi Annual Couponed G. Bond	08.10.2013	09.10.2013	27.09.2023	4.32%	8.64%	8.82%	3,957,828	1,714,775	1,733,329
5 Year Semi Annual Couponed G. Bond	18.11.2013	20.11.2013	14.11.2018	4.29%	8.57%	8.76%	2,368,607	2,108,567	2,127,646
2 Year Semi Annual Couponed G. Bond	19.11.2013	20.11.2013	07.10.2015	4.26%	8.52%	8.71%	3,260,167	1,598,459	1,607,424
10 Year Semi Annual Couponed G. Bond	19.11.2013	20.11.2013	27.09.2023	4.44%	8.89%	9.08%	1,315,370	1,866,724	1,874,975
5 Year Semi Annual Couponed G. Bond	02.12.2013	04.12.2013	14.11.2018	4.49%	8.97%	9.17%	1,971,199	2,088,728	2,081,457
2 Year Semi Annual Couponed G. Bond	03.12.2013	04.12.2013	07.10.2015	4.46%	8.92%	9.12%	1,322,813	1,777,588	1,781,482
10 Year Semi Annual Couponed G. Bond	03.12.2013	04.12.2013	27.09.2023	4.63%	9.26%	9.47%	1,220,750	1,428,346	1,405,679
2013 Total							109,216,737	82,798,056	82,856,838

Source: UT

Table 71

Fixed Coupon TL Denominated Treasury Auctions in 2014

		Auction Date [1]	Value Date [1]	Maturity Date [1]	Average Interest Rate (%)			Net Bid Amount [2]	Sales Amount (Inc. Switching) [2]
					Term	Simple	Compound		Nominal	Net
January	5 Year Semi Annual Couponed G. Bond (1750 days) (r-o)	27.01.2014	29.01.2014	14.11.2018	5.48%	10.95%	11.25%	1,719,472	3,234,752	3,033,615
January	2 Year Semi Annual Couponed G. Bond (616 days) (r-o)	28.01.2014	29.01.2014	07.10.2015	5.36%	10.73%	11.01%	3,499,565	1,574,321	1,556,408
January	10 Year Semi Annual Couponed G. Bond (3528 days) (r-o)	28.01.2014	29.01.2014	27.09.2023	5.09%	10.17%	10.43%	1,564,036	2,284,829	2,155,806

February	5 Year Semi Annual Couponed G.Bond (1722 days) (r-o)	24.02.2014	26.02.2014	14.11.2018	5.23%	10.46%	10.74%	4,907,110	2,778,831	2,674,933
February	2 Year Semi Annual Couponed G.Bond (728 days)	25.02.2014	26.02.2014	24.02.2016	5.44%	10.88%	11.18%	1,727,495	1,585,199	1,580,077
February	10 Year Semi Annual Couponed G.Bond (3500 days) (r-o)	25.02.2014	26.02.2014	27.09.2023	5.17%	10.34%	10.61%	2,025,947	2,147,660	2,021,292
March	5 Year Semi Annual Couponed G.Bond (1715 days) (r-o)	03.03.2014	05.03.2014	14.11.2018	5.36%	10.73%	11.01%	2,381,819	3,949,259	3,772,606
March	2 Year Semi Annual Couponed G.Bond (721 days) (r-o)	04.03.2014	05.03.2014	24.02.2016	5.51%	11.03%	11.33%	3,476,601	3,397,364	3,384,726
March	10 Year Semi Annual Couponed G.Bond (3493 days) (r-o)	04.03.2014	05.03.2014	27.09.2023	5.27%	10.54%	10.81%	2,570,935	3,492,565	3,255,595
April	5 Year Semi Annual Couponed G.Bond (1820 days)	31.03.2014	02.04.2014	27.03.2019	5.11%	10.22%	10.48%	2,341,922	2,545,461	2,563,172
April	2 Year Semi Annual Couponed G.Bond (693 days) (r-o)	01.04.2014	02.04.2014	24.02.2016	5.21%	10.42%	10.69%	2,700,735	1,882,281	1,910,232
April	10 Year Semi Annual Couponed G.Bond (3640 days)	01.04.2014	02.04.2014	20.03.2024	5.04%	10.09%	10.34%	1,800,069	2,086,343	2,126,795
May	2 Year Semi Annual Couponed G.Bond (644 days) (r-o)	20.05.2014	21.05.2014	24.02.2016	4.52%	9.04%	9.24%	3,592,848	1,506,130	1,582,913
May	5 Year Semi Annual Couponed G.Bond (1771 days) (r-o)	20.05.2014	21.05.2014	27.03.2019	4.55%	9.10%	9.31%	4,492,196	3,045,026	3,239,845
May	10 Year Semi Annual Couponed G.Bond (3584 days) (r-o)	27.05.2014	28.05.2014	20.03.2024	4.48%	8.96%	9.16%	2,878,952	1,798,556	1,993,684
June	5 Year Semi Annual Couponed G.Bond (1757 days) (r-o)	02.06.2014	04.06.2014	27.03.2019	4.20%	8.40%	8.57%	3,603,531	2,345,573	2,570,443
June	2 Year Semi Annual Couponed G.Bond (630 days) (r-o)	03.06.2014	04.06.2014	24.02.2016	4.15%	8.29%	8.47%	4,432,319	1,932,148	2,060,814
June	10 Year Semi Annual Couponed G.Bond (3577 days) (r-o)	03.06.2014	04.06.2014	20.03.2024	4.45%	8.89%	9.09%	2,519,330	2,001,534	2,231,711
July	5 Year Semi Annual Couponed G.Bond (1820 days)	14.07.2014	16.07.2014	10.07.2019	4.22%	8.45%	8.62%	3,683,655	2,825,867	2,831,936

July	2 Year Semi Annual Couponed G.Bond (728 days)	15.07.2014	16.07.2014	13.07.2016	4.03%	8.07%	8.23%	3,331,675	2,234,374	2,239,735
July	10 Year Semi Annual Couponed G.Bond (3535 days) (r-o)	15.07.2014	16.07.2014	20.03.2024	4.39%	8.78%	8.97%	3,737,063	1,699,556	1,927,517
August	5 Year Semi Annual Couponed G.Bond (1799 days) (r-o)	04.08.2014	06.08.2014	10.07.2019	4.45%	8.90%	9.10%	2,215,188	2,204,433	2,179,987
August	2 Year Semi Annual Couponed G.Bond (707 days) (r-o)	05.08.2014	06.08.2014	13.07.2016	4.46%	8.92%	9.12%	3,092,597	1,888,901	1,873,827
August	10 Year Semi Annual Couponed G.Bond (3640 days)	05.08.2014	06.08.2014	24.07.2024	4.58%	9.15%	9.36%	3,524,723	1,897,394	1,878,479
September	5 Year Semi Annual Couponed G.Bond (1750 days) (r-o)	22.09.2014	24.09.2014	10.07.2019	4.56%	9.13%	9.33%	3,192,639	2,920,906	2,898,119
September	2 Year Semi Annual Couponed G.Bond (658 days) (r-o)	23.09.2014	24.09.2014	13.07.2016	4.55%	9.10%	9.31%	1,446,558	1,563,773	1,565,011
September	10 Year Semi Annual Couponed G.Bond (3591 days) (r-o)	23.09.2014	24.09.2014	24.07.2024	4.64%	9.27%	9.49%	2,824,086	2,556,272	2,542,647
October	5 Year Semi Annual Couponed G.Bond (1743 days) (r-o)	29.09.2014	01.10.2014	10.07.2019	4.84%	9.69%	9.92%	1,932,792	2,224,371	2,164,534
October	2 Year Semi Annual Couponed G.Bond (651 days) (r-o)	30.09.2014	01.10.2014	13.07.2016	4.88%	9.77%	10.01%	2,498,686	1,707,002	1,693,275
October	10 Year Semi Annual Couponed G.Bond (3584 days) (r-o)	30.09.2014	01.10.2014	24.07.2024	4.86%	9.71%	9.95%	2,720,386	2,005,048	1,942,850
November	5 Year Semi Annual Couponed G.Bond (1694 days) (r-o)	17.11.2014	19.11.2014	10.07.2019	4.05%	8.10%	8.26%	2,480,936	2,253,310	2,353,604
November	2 Year Semi Annual Couponed G.Bond (728 days)	18.11.2014	19.11.2014	16.11.2016	3.94%	7.88%	8.04%	1,673,743	1,251,227	1,258,458
November	10 Year Semi Annual Couponed G.Bond (3535 days) (r-o)	18.11.2014	19.11.2014	24.07.2024	4.14%	8.27%	8.44%	2,264,757	1,910,229	2,051,050
Total								92,854,367	74,730,493	75,115,696

1.	dd.mm.yyyy
2.	(in thousands of Turkish Lira)

Source: UT

Table 72

Floating Rate Note Auctions of 2010

							Sales Amount (Inc. Switching)
	Auction	Value	Maturity	Average Interest Rate			Net Bid Amount	Nominal	Net
	Date	Date	Date	Term	Simple	Compound	(Thousand TL)
7 Year Quarterly Couponed G. Bond	12.01.2010	13.01.2010	04.01.2017	2.04%	8.16%	8.41%	3,468,032	2,820,083	2,844,278

7 Year Quarterly Couponed G. Bond	16.02.2010	17.02.2010	04.01.2017	2.02%	8.09%	8.34%	2,181,632	2,566,972	2,618,136

7 Year Quarterly Couponed G. Bond	20.04.2010	21.04.2010	04.01.2017	1.97%	7.89%	8.13%	756,283	1,526,888	1,521,560

7 Year Semi Annual Couponed G. Bond	27.07.2010	28.07.2010	19.07.2017	4.13%	8.25%	8.43%	2,502,611	1,661,495	1,662,008

7 Year Semi Annual Couponed G. Bond	16.08.2010	18.08.2010	19.07.2017	4.11%	8.21%	8.38%	4,493,049	3,977,632	4,006,238

7 Year Semi Annual Couponed G. Bond	28.09.2010	29.09.2010	19.07.2017	4.03%	8.06%	8.22%	3,157,722	1,318,109	1,350,232

7 Year Semi Annual Couponed G. Bond	01.11.2010	03.11.2010	25.10.2017	3.88%	7.76%	7.91%	2,832,474	2,698,876	2,733,910

7 Year Semi Annual Couponed G. Bond	07.12.2010	08.12.2010	25.10.2017	3.81%	7.62%	7.77%	3,599,862	3,870,465	3,976,636

Source: UT

Table 73

Floating Rate Note Auctions of 2011

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Nominal Bid Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(thousand TL)
7 Year Quarterly Couponed G. Bond	11.01.2011	12.01.2011	25.10.2017	3.77%	7.54%	7.68%	2,314,544	4,755,308	4,941,903

7 Year Quarterly Couponed G. Bond	31.01.2011	02.02.2011	24.01.2018	3.76%	7.52%	7.67%	1,632,300	2,592,628	2,583,601

7 Year Quarterly Couponed G. Bond	24.05.2011	25.05.2011	24.01.2018	3.93%	7.87%	8.02%	566,110	1,398,855	1,401,414

7 Year Semi Annual Couponed G. Bond	22.11.2011	23.11.2011	24.01.2018	5.01%	10.01%	10.26%	417,500	410,844	391,328

Source: UT

Table 74

Floating Rate Note Auctions of 2012

							Sales Amount (Inc. Switching)
	Auction Date	Value Date	Maturity Date	Average Interest Rate			Nominal Bid Amount	Nominal	Net
	(dd.mm.yyyy)	(dd.mm.yyyy)	(dd.mm.yyyy)	Term	Simple	Compound	(thousand TL)
7 Year Quarterly Couponed G. Bond	17.01.2012	18.01.2012	24.01.2018	5.07%	10.15%	10.41%	4,042,410	923,036	887,220

Source: UT

Table 75

Floating Rate Note Auctions of 2013

							Sales Amount
	Auction	Value	Maturity	Average Interest Rate			Nominal Bid Amount
	Date	Date	Date	Term	Simple	Compound		Nominal	Net
7 Year FRN G.Bond	18.03.2013	20.03.2013	11.03.2020	3.40%	6.81%	6.93%	4,278,710	2,894,287	2,842,474
7 Year FRN G.Bond	01.04.2013	03.04.2013	11.03.2020	3.44%	6.88%	7.00%	3,223,300	2,791,547	2,736,976
7 Year FRN G.Bond	13.05.2013	15.05.2013	11.03.2020	3.46%	6.93%	7.05%	1,118,500	2,050,222	2,021,191
7 Year FRN G.Bond	25.06.2013	26.06.2013	11.03.2020	3.76%	7.53%	7.67%	1,655,741	2,956,656	2,846,670
7 Year FRN G.Bond	27.08.2013	28.08.2013	11.03.2020	3.95%	7.91%	8.06%	2,052,200	2,322,954	2,222,229
7 Year FRN G.Bond	08.10.2013	09.10.2013	11.03.2020	4.03%	8.06%	8.22%	3,720,200	2,183,360	2,086,021
7 Year FRN G.Bond	19.11.2013	20.11.2013	11.11.2020	4.25%	8.51%	8.69%	5,017,618	2,501,808	2,456,348
7 Year FRN G.Bond	02.12.2013	04.12.2013	11.11.2020	4.29%	8.58%	8.77%	3,189,400	2,515,122	2,468,013

2013 Total							24,255,669	20,215,957	19,679,923

Source: UT

Table 76

Floating Rate Note Auctions of 2014

				Maturity	Average Interest Rate (%)			Net Bid Amount [2]	Sales Amount (Inc. Switching) [2]
		Auction Date [1]	Value Date [1]	Date [1]	Term	Simple	Compound		Nominal	Net
February	7 Year FRN G.Bond (2450 days) (r-o)	24.02.2014	26.02.2014	11.11.2020	4.29%	8.58%	8.77%	2,818,062	3,127,508	3,129,200
March	7 Year FRN G.Bond (2443 days) (r-o)	04.03.2014	05.03.2014	11.11.2020	4.45%	8.91%	9.11%	897,662	2,783,285	2,744,540
April	7 Year FRN G.Bond (2415 days) (r-o)	01.04.2014	02.04.2014	11.11.2020	4.46%	8.92%	9.12%	2,842,018	3,684,754	3,656,420
May	7 Year FRN G.Bond (2548 days)	27.05.2014	28.05.2014	19.05.2021	5.22%	10.44%	10.71%	2,743,685	1,545,877	1,538,428

June	7 Year FRN G.Bond (2541 days) (r-o)	03.06.2014	04.06.2014	19.05.2021	5.26%	10.53%	10.80%	1,834,706	2,535,657	2,517,451
July	7 Year FRN G.Bond (2499 days) (r-o)	14.07.2014	16.07.2014	19.05.2021	5.33%	10.66%	10.94%	2,826,036	2,049,297	2,046,018
August	7 Year FRN G.Bond (2478 days) (r-o)	04.08.2014	06.08.2014	19.05.2021	5.42%	10.84%	11.13%	2,864,739	2,067,558	2,059,039
September	7 Year FRN G.Bond (2430 days) (r-o)	22.09.2014	23.09.2014	19.05.2021	5.41%	10.82%	11.11%	4,221,274	2,371,696	2,398,356
Total								21,048,182	20,165,633	20,089,452

1.	dd.mm.yyyy
2.	(in thousands of Turkish Lira)

Source: UT

Table 77

Fixed Coupon FX Denominated Auctions in 2010

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Interest Rate			Nominal Bid Amount	Nominal	Net
				Term	Simple	Compound	(million)
2 Years G. Bond-USD	19.01.2010	29.01.2010	18.01.2012	1.23%	2.46%	2.48%	2,180.2	1,923.9	1,925.8

Source: UT

Table 78

Switching Auctions in 2010

Securities Issued
				Interest
Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)		Maturity Date (dd.mm.yyyy)	Term	Simple	Comp.
28.01.2010	29.01.2010	656 Days G. Bond	16.11.2011	16.68%	9.26%	8.94%
28.01.2010	29.01.2010	656 Days G. Bond	16.11.2011	16.68%	9.26%	8.94%
28.01.2010	29.01.2010	2434 Days G. Bond	28.09.2016	1.92%	7.68%	7.90%
18.03.2010	19.03.2010	1027 Days G. Bond	09.01.2013	2.40%	9.61%	9.96%
29.04.2010	30.04.2010	2441 Days G. Bond	04.01.2017	2.00%	7.99%	8.23%
29.04.2010	30.04.2010	635 Days G. Bond	25.01.2012	16.83%	9.65%	9.33%

Source: UT

Table 79

Securities Bought Back

		Amount Bought Back
(Thousand TL)	Net Bid Amount	Nominal	Net
75 Days T. Bill	372,399	260,000	256,761
145 Days T. Bill	371,946	284,000	276,445
201 Days T. Bill	1,629,791	930,000	995,906
306 Days T. Bill	654,036	376,256	403,843
257 Days T. Bill	1,057,843	427,866	444,511
264 Days T. Bill	585,112	393,996	424,547
TOTAL	4,671,127	2,672,118	2,802,013

Source: UT

Table 80

Buy Back Auctions in 2010

						Interest		(Thousand TL) Early Redeemed Through Buy Back
Auction Date	Value Date	Securities Bought Back	Maturity Date	Net Bid Amount	Term	Simple	Comp.	Nominal	Net
02.09.2010	02.09.2010	TRT120111T10 (FRN)	12.01.2011	676,863	3.68%	7.36%	7.50%	86,600	88,510
02.09.2010	02.09.2010	TRT120111T10 (FRN)	12.01.2011	438,682	3.58%	7.15%	7.28%	192,800	197,730
23.09.2010	23.09.2010	TRT190111T13 (Fixed)	19.01.2011	803,632	3.64%	7.28%	7.41%	191,261	200,000
30.09.2010	30.09.2010	TRT190111T13 (Fixed)	19.01.2011	665,356	3.62%	7.23%	7.37%	188,000	196,886
07.10.2010	07.10.2010	TRT190111T13 (Fixed)	19.01.2011	458,853	3.60%	7.20%	7.33%	100,000	104,880
14.10.2010	14.10.2010	TRT120111T10 (FRN)	12.01.2011	684,648	3.60%	7.20%	7.33%	100,000	103,101
21.10.2010	21.10.2010	TRT120111T10 (FRN)	12.01.2011	663,391	3.61%	7.21%	7.34%	180,00	185,830
04.11.2010	04.11.2010	TRT120111T10 (FRN)	12.01.2011	508,72	3.59%	7.18%	7.30%	193,186	200,000
11.11.2010	11.11.2010	TRT120111T10 (FRN)	12.01.2011	485,059	3.59%	7.19%	7.32%	192,927	200,000
25.11.2010	25.11.2010	TRT120111T10 (FRN)	12.01.2011	223,618	3.59%	6.79%	6.90%	50,000	52,000
02.12.2010	02.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	326,350	1.14%	6.80%	6.99%	20,000	19,775
09.12.2010	09.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	158,529	0.93%	6.29%	6.46%	100,000	99,076
16.12.2010	16.12.2010	TRT020211T11 (Zero Coup.)	02.02.2011	99,221	0.00%	0.00%	0.00%	0,00	0
TOTAL				6,192,922				1,594,774	1,647,788

Source: UT

Table 81

CPI Indexed TL Denominated Auctions in 2010

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Real Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
5 Year G. Bond (Semiannually 2.25% real interest rate)	15.02.2010	17.02.2010	11.02.2015	1.83%	3.67%	3.70%	4,727,902	4,278,644	4,440,344
5 Year G. Bond (Semiannually 2.25% real interest rate)	02.03.2010	03.03.2010	11.02.2015	1.83%	3.65%	3.69%	2,647,529	4,224,410	4,409,230
10 Year G. Bond (Semiannually 2% real interest rate)	13.04.2010	14.04.2010	01.04.2020	2.12%	4.24%	4.29%	1,825,886	3,004,849	2,946,015
5 Year G. Bond (Semiannually 2% real interest rate)	04.05.2010	05.05.2010	29.04.2015	1.91%	3.83%	3.86%	2,904,175	3,757,447	3,786,974
5 Year G. Bond (Semiannually 2% real interest rate)	21.06.2010	23.06.2010	29.04.2015	1.88%	3.76%	3.79%	5,243,210	3,404,255	3,492,900
10 Year G. Bond (Semiannually 2% real interest rate)	10.08.2010	11.08.2010	01.04.2020	2.08%	4.15%	4.19%	1,628,689	2,198,327	2,232,159
10 Year G. Bond (Semiannually 2% real interest rate)	23.11.2010	24.11.2010	01.04.2020	0.89%	1.78%	1.78%	5,794,001	2,532,488	3,093,476

Source: UT

Table 82

CPI Indexed TL Denominated Auctions in 2011

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Real Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
10 Year G. Bond (Semiannually 1.5% real interest rate)	18.01.2011	19.01.2011	06.01.2021	1.42%	2.84%	2.86%	4,087,755	3,329,248	3,376,283
10 Year G. Bond (Semiannually 1.5% real interest rate)	15.02.2011	16.02.2011	06.01.2021	1.41%	2.82%	2.84%	1,831,430	1,969,384	2,001,883
10 Year G. Bond (Semiannually 1.5% real interest rate)	12.04.2011	13.04.2011	06.01.2021	1.42%	2.84%	2.86%	1,801,320	2,210,784	2,265,527
5 Year G. Bond (Semiannually 1.25% real interest rate)	09.05.2011	11.05.2011	04.05.2016	1.15%	2.31%	2.32%	1,202,205	1,140,242	1,150,593
10 Year G. Bond (Semiannually 1.5% real interest rate)	02.08.2011	03.08.2011	21.07.2021	1.68%	3.36%	3.39%	764,939	1,298,521	1,258,926
4 Year G. Bond (Semiannually 1.25% real interest rate)	14.11.2011	16.11.2011	04.05.2016	1.26%	2.52%	2.54%	526,548	1,323,430	1,360,326

Source: UT

Table 83

CPI Indexed TL Denominated Auctions in 2012

							Sales Amount (Inc. Switching)
	Auction Date (dd.mm.yyyy)	Value Date (dd.mm.yyyy)	Maturity Date (dd.mm.yyyy)	Average Real Interest Rate			Net Bid Amount	Nominal	Net
				Term	Simple	Compound	(thousand TL)
10 Year G. Bond (Semiannually 1.5% real interest rate)	23.01.2012	25.01.2012	21.07.2021	2.08%	4.16%	4.20%	2,650,621	2,310,156	2,218,360
10 Year G. Bond (Semiannually 1.5% real interest rate)	14.02.2012	15.02.2012	21.07.2021	1.85%	3.7%	3.73%	5,309,008	3,994,621	3,968,223
10 Year G. Bond (Semiannually 1.5% real interest rate)	06.03.2012	07.03.2012	23.02.2022	1.77%	3.55%	3.58%	2,690,657	2,355,206	2,247,201
10 Year G. Bond (Semiannually 1.5% real interest rate)	17.04.2012	18.04.2012	23.02.2022	1.73%	3.47%	3.5%	2,305,327	3,127,141	3,039,204
10 Year G. Bond
(Semiannually 1.5% real interest rate)	06.08.2012	08.08.2012	23.02.2022	1.38%	2.76%	2.78%	3,517,059	4,317,360	4,576,269
10 Year G. Bond (Semiannually 1.5% real interest rate)	05.11.2012	07.11.2012	26.10.2022	0.84%	1.69%	1.69%	4,773,647	3,371,010	3,467,755

Source: UT

Table 84

CPI Indexed TL Denominated Auctions in 2013

								Sales Amount
	Auction	Value	Maturity	Average Interest Rate			Nominal
	Date	Date	Date	Term	Simple	Compound	Bid Amount	Nominal	Net
January
10 Year G. Bond	07.01.2013	09.01.2013	26.10.2022	0.68%	1.35%	1.36%	3,477,321	2,130,337	2,331,867
February
10 Year G. Bond	18.02.2013	20.02.2013	26.10.2022	0.50%	1.01%	1.01%	3,232,103	2,611,719	2,971,977
April
10 Year G. Bond	09.04.2013	10.04.2013	26.10.2022	0.48%	0.96%	0.96%	3,308,900	2,241,812	2,606,311
May
10 Year G. Bond	14.05.2013	15.05.2013	03.05.2023	0.47%	0.94%	0.94%	4,666,810	2,554,300	2,569,723
June
10 Year G. Bond	24.06.2013	26.06.2013	03.05.2023	1.47%	2.93%	2.95%	1,338,400	2,679,726	2,257,668
July
10 Year G. Bond	15.07.2013	17.07.2013	03.05.2023	1.59%	3.19%	3.22%	4,009,881	3,917,635	3,233,182
August
10 Year G. Bond	12.08.2013	14.08.2013	02.08.2023	1.47%	2.94%	2.96%	3,994,101	3,750,163	3,769,779
September
10 Year G. Bond	09.09.2013	11.09.2013	02.08.2023	1.78%	3.55%	3.58%	2,297,120	2,716,387	2,612,512
October
10 Year G. Bond	07.10.2013	09.10.2013	02.08.2023	1.47%	2.94%	2.96%	2,571,100	2,010,544	2,044,444
November
10 Year G. Bond	18.11.2013	20.11.2013	08.11.2023	1.29%	2.58%	2.60%	5,195,784	2,503,581	2,551,022

2013 Total							34,091,519	27,116,204	26,948,484

The following table presents Turkey’s central government domestic debt at the end of the years listed:

Source: UT

Table 85

CPI Indexed TL Denominated Auctions in 2014

		Auction Date [1]	Value Date [1]	Maturity Date [1]	Average Interest Rate (%)			Net Bid Amount [2]	Sales Amount (Inc. Switching) [2]
					Term	Simple	Compound		Nominal	Net
January	10 Year G. Bond (3570 days) (r-o)	27.01.2014	29.01.2014	08.11.2023	1.85%	3.69%	3.73%	3,166,925	3,167,990	3,015,735
February	5 Year G. Bond (1820 days)	25.02.2014	26.02.2014	20.02.2019	1.67%	3.35%	3.38%	3,500,844	2,310,746	2,326,670
March	5 Year G. Bond (1813 days) (r-o)	03.03.2014	05.03.2014	20.02.2019	1.67%	3.33%	3.36%	3,754,089	3,246,163	3,282,719
April	5 Year G. Bond (1785 days) (r-o)	31.03.2014	02.04.2014	20.02.2019	1.67%	3.34%	3.36%	4,395,722	2,505,113	2,583,551
May	10 Year G. Bond (3640 days)	20.05.2014	21.05.2014	08.05.2024	1.12%	2.24%	2.26%	5,335,723	2,518,407	2,553,207
June	10 Year G. Bond (3626 days) (r-o)	02.06.2014	04.06.2014	08.05.2024	0.91%	1.83%	1.84%	4,608,794	1,692,951	1,791,666
July	10 Year G. Bond (3584 days) (r-o)	15.07.2014	16.07.2014	08.05.2024	0.86%	1.73%	1.74%	4,173,749	1,533,612	1,663,848
October	10 Year G. Bond (3640 days)	29.09.2014	01.10.2014	18.09.2024	1.03%	2.07%	2.08%	3,371,811	2,641,006	2,625,507

2014 Total
								32,307,657	19,615,987	19,842,902

1.	dd.mm.yyyy

2. (in thousands of Turkish Lira)

The following table presents Turkey’s central government domestic debt at the end of the years listed:

Source: UT

Table 86

Central Government Domestic Debt

(In millions of TL)	2010	2011	2012	2013	2014
Total Domestic Debt	352,841	368,778	386,542	403,007	414,649
Cash	350,379	366,355	384,672	401,754	414,000
Bonds	340,854	366,355	380,988	401,754	414,000
Bills	9,525	—	3,684	—	—
Non-Cash	2,463	2,424	1,870	1,253	648
Bonds	2,463	2,424	1,870	1,253	648
Bills	—	—	—	—	—

Source: UT.

Table 87

Domestic Debt Service (1)

(In millions of TL)	2010	2011	2012	2013	2014
Total Domestic Debt Service	183,731	132,688	124,838	167,136	157,047
Principal	141,583	97,624	84,136	128,062	117,788
Interest	42,148	35,064	40,702	39,073	39,259

(1)	Payments on non-cash basis are included.

Source: UT

EXTERNAL DEBT AND DEBT MANAGEMENT

Turkey’s gross external debt increased from U.S.$292 billion in 2010 to U.S.$402.4 billion in 2014. The main factor for this change was the increasing trend of private sector debt. Private sector debt was U.S.$191.4 billion in 2010 and U.S.$282.3 billion in 2014.

The external debt to GDP ratio was 39.9% at the end of 2010, and the ratio increased to 50.3% in 2014. The public sector external debt to GDP ratio increased from 12.2% in 2010 to 14.7% in 2014 and private sector debt to GDP increased from 26.2% in 2010 to 35.3% in 2014, while the Central Bank’s external debt to GDP decreased from 1.6% in 2010 to 0.3% in 2014.

In addition, the maturity composition of the gross external debt did not change significantly during the last five years. The ratio of the short term external debt to total external debt increased approximately by 6.6% in 2014, compared to 2010. At the end of 2010, the share of the short and long term external debt to total external debt was 26.5% and 73.5%, and reached 33% and 67%, respectively, in 2014. The sectoral breakdown of external debt has changed such that the share of the “monetary authorities” and “public sector” debt in the total external debt stock declined by 3.3% and 1.3%, respectively, during this period. On the other hand, the share of “private sector” external debt of the total external debt stock increased by 4.6%. The share of “public sector,” “monetary authorities’ debt” and “private sector” debt in the total external debt stock was 29.2%, 0.6% and 70.1%, respectively, as of the end of 2014.

“At the end of 2014, Treasury-guaranteed external debt stock was U.S.$11.2 billion, representing an increase of approximately U.S.$3.7 billion compared to end of 2010.”

The following tables provide information as to the public and private share of external debt stock of Turkey for the periods indicated:

Table 88

Gross Outstanding External Debt of Turkey (1)

GROSS EXTERNAL DEBT- by BORROWER (Million $)	2010	2011	2012	2013	2014
TOTAL	292,043	303,931	339,042	389,183	402,441
SHORT TERM (2)	77,247	81,580	100,195	130,425	132,859
PUBLIC SECTOR	4,290	7,013	11,040	17,605	17,866
GENERAL GOVERNMENT	0	0	0	0	0
Central Government	0	0	0	0	0
Local Administrations	0	0	0	0	0
Funds	0	0	0	0	0
FINANCIAL INSTITUTIONS	4,290	7,013	11,040	17,605	17,866
Banks	4,290	7,013	11,040	17,605	17,866
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	0	0	0	0	0
SOE’s	0	0	0	0	0
Other	0	0	0	0	0
CBRT	1,553	1,239	1,036	833	342
Dresdner Bank Scheme	1,552	1,238	1,036	833	342
Other	1	1	0	0	0
PRIVATE SECTOR	71,404	73,328	88,119	111,987	114,651
FINANCIAL INSTITUTIONS	47,604	46,528	59,213	77,031	79,991
Banks	46,576	45,226	57,345	74,656	77,971
Non-Banking Institutions	1,028	1,302	1,868	2,375	2,020
NON-FINANCIAL INSTITUTIONS	23,800	26,800	28,906	34,956	34,660
LONG TERM	214,796	222,351	238,847	258,758	269,582
PUBLIC SECTOR	84,820	87,267	92,983	98,339	99,813
GENERAL GOVERNMENT	81,750	82,990	85,482	89,325	88,213
Central Government	78,085	79,185	81,710	85,664	85,162
Local Administrations	3,618	3,789	3,769	3,661	3,050
Funds	47	17	3	0	0
FINANCIAL INSTITUTIONS (3)	1,745	3,051	6,245	7,833	10,611
Banks	1,745	3,051	6,245	7,833	10,611
Non-Banking Institutions	0	0	0	0	0
NON-FINANCIAL INSTITUTIONS	1,324	1,225	1,257	1,181	989
SOE’s	1,183	1,162	1,214	1,158	989
Other (4)	141	64	43	23	0

CBRT	10,012	8,095	6,052	4,401	2,142
CBRT Loans	0	0	0	0	0
Dresdner Bank Scheme	10,003	8,086	6,043	4,392	2,133
NGTA	9	9	9	9	9
PRIVATE SECTOR (5)	119,964	126,989	139,812	156,017	167,627
FINANCIAL INSTITUTIONS	41,286	48,054	57,074	73,069	84,856
Banks	28,737	34,904	41,744	54,891	65,967
Non-Banking Institutions	12,549	13,150	15,330	18,178	18,890
NON-FINANCIAL INSTITUTIONS	78,678	78,935	82,738	82,948	82,771

GROSS EXTERNAL DEBT - by LENDER (Million $)	2010	2011	2012	2013	2014
TOTAL	292,043	303,931	339,042	389,183	402,441
LOAN	246,658	253,400	274,004	308,412	305,856
SHORT TERM	77,247	81,580	100,181	128,953	128,706
PRIVATE CREDITORS	76,746	81,323	100,109	128,947	128,464
MONETARY INSTITUTIONS	47,511	47,337	63,587	84,036	82,813
NONMONETARY INSTITUTIONS	29,235	33,986	36,522	44,911	45,651
OFFICIAL CREDITORS	501	257	72	6	242
LONG TERM	169,411	171,820	173,823	179,459	177,150
PRIVATE CREDITORS	126,991	128,059	129,299	133,343	132,731
MONETARY INSTITUTIONS	104,760	108,176	109,811	114,747	117,275
NONBANK FINANCIAL
INSTITUTIONS	6,652	7,615	9,821	10,909	10,633
PRIVATE INVETSTMENT & DEV.
BANKS	7	5	3	0	0
FOREIGN COMMERCİAL BANKS	65,613	71,632	72,190	76,215	79,225
FOREIGN BRANCHES OF DOMESTIC
BANKS
AND OTHERS	32,487	28,925	27,798	27,623	27,416
NONMONETARY INSTITUTIONS	22,231	19,883	19,488	18,596	15,456
OFFICIAL CREDITORS	42,421	43,761	44,524	46,116	44,420
GOVERNMENTAL ORGANIZATIONS	9,084	9,053	8,595	7,900	7,444
PUBLIC FINANCE INSTUTITIONS	2,122	2,323	2,217	2,152	2,115
CENTRAL BANKS	0	0	0	0	0
CENTRAL GOVERNMENTS	365	276	214	162	109
OFFICIAL DEVELOPMENT BANKS	6,597	6,454	6,164	5,586	5,220
MULTILATERAL ORGANIZATIONS	33,337	34,708	35,929	38,216	36,976
IMF-INTERNATIONAL MONETARY
FUND	7,107	4,361	2,338	1,477	1,389
IMF SDR ALLOCATİON	1,478	1,476	1,474	1,477	1,389
IBRD	11,671	12,446	13,387	14,227	13,112
OTHER MULTILATERAL INST.	14,559	17,901	20,204	22,512	22,475
BONDS (6)	45,385	50,531	65,038	80,770	96,585
SHORT TERM	0	0	14	1,472	4,153
LONG TERM	45,385	50,531	65,024	79,298	92,432

(1)	Provisional.
(2)	Source: CBRT.
(3)	Public Deposit Banks and Public Development & Investment Banks.
(4)	Public Corporations, Regulatory Institutions and Organizations.

(5)	Since October 1, 2001, CBRT is responsible for monitoring private sector debt.
(6)	All the bonds issued in foreign markets are long term securities and the lender class of the bonds is “monetary institutions” according to the primary market issuance.

Source: UT, CBRT.

Currency Composition of Outstanding External Debt (1)(2)

The following tables present the relationship of Turkey’s public and private external debt to other financial indicators for, or at the end of, the periods indicated:

Table 89

%	2010	2011	2012	2013	2014
TOTAL	100	100	100	100	100
CHF	0.4	0.4	0.4	0.6	0.6
ECU/EUR	34.4	35.6	34.5	35.5	31.7
GBP	0.3	0.3	0.4	0.3	0.4
JPY	1.7	2.5	2.4	1.8	1.9
SDR	2.4	1.4	0.7	0.4	0.4
USD	50.9	54.0	54.6	54.3	57.6
Other	9.9	5.8	7.0	7.1	7.4

(1)	Provisional.
(2)	Reflects figures at the end of the periods indicated.

Source: UT

Debt Ratios

Table 90

	2010	2011	2012	2013	2014
DOD / GDP (%)
Total	39.9	39.3	43.1	47.3	50.3
Short Term	10.6	10.5	12.7	15.8	16.6
Long Term	29.4	28.7	30.4	31.4	33.7
Public Sector	12.2	12.2	13.2	14.1	14.7
Central Bank	1.6	1.2	0.9	0.6	0.3
Private Sector	26.2	25.9	29.0	32.6	35.3
FINANCIAL RATIOS (%)
T.EXTERNAL DEBT / EXPORTS (FOB)	256.4	225.3	222.4	256.4	255.3
EXTERNAL DEBT SERVICE / GDP	7.6	6.5	6.6	6.6	6.0
EXTERNAL DEBT SERVICE / EXPORTS (FOB)	48.8	37.3	33.9	35.6	30.3
PRIVATE SECTOR/ EXPORTS (FOB)	168.0	148.5	149.5	176.5	179.1
INTEREST / GDP	1.1	1.0	1.0	1.0	1.1
INTEREST / EXPORTS (FOB)	7.4	5.9	5.4	5.5	5.5
INTERNATIONAL RESERVES (NET) / T. EXTERNAL DEBT	29.4	29.1	35.1	33.7	31.6
INTERNATIONAL RESERVES (NET) / SHORT TERM DEBT	111.3	108.3	118.9	100.4	95.8
INTERNATIONAL RESERVES (GROSS) / T. EXTERNAL DEBT	27.6	25.8	29.5	28.5	26.6
INTERNATIONAL RESERVES (GROSS) / SHORT TERM DEBT	104.5	96.2	99.7	85.1	80.5
CBRT RESERVES (GROSS) / IMPORTS (CIF)	43.5	32.6	42.2	44.1	44.1
CBRT RESERVES (NET) / IMPORTS (CIF)	46.3	36.7	50.4	52.1	52.6
CURRENT ACCOUNT BALANCE / CBRT RESERVES (GROSS)	-56.1	-95.6	-48.6	-58.3	-43.5
CURRENT ACCOUNT BALANCE / CBRT RESERVES (NET)	-52.7	-84.9	-40.7	-49.4	-36.5
CURRENT ACCOUNT BALANCE / GDP	-6.2	-9.7	-6.2	-7.9	-5.8

Source: UT, CBRT, TURKSTAT.

External Debt Service(1) (2)

Table 91

(Million $)	2010	2011	2012	2013	2014
Total External Debt Service	55,528	50,356	51,703	54,105	47,757
Principal	47,152	42,365	43,527	45,766	39,133
Interest	8,376	7,991	8,176	8,339	8,624

(1)	Provisional.
(2)	Repayments through bond issues are included.

Source: CBRT.

The aggregate amount of scheduled repayment of principal and interest on the medium and long-term external public and private debt of Turkey (disbursed and undisbursed) is set forth below for the periods indicated:

Medium and Long-Term External Debt Service (1)(2)

Table 92

(Million $)	2015 (May-December)	2016	2017	2018	2019	2020+	TOTAL
GROSS TOTAL	65,035	52,114	43,865	36,513	35,314	154,646	387,486
PUBLIC	11,339	13,043	13,461	11,449	12,100	88,278	149,670
PRINCIPLE	8,792	8,787	9,495	7,987	8,944	61,006	105,009
INTEREST	2,547	4,256	3,966	3,462	3,157	27,272	44,660
PRIVATE SECTOR	53,696	39,071	30,404	25,064	23,214	66,368	237,816
PRINCIPLE	50,801	34,956	26,304	21,260	19,677	54,061	207,060
INTEREST	2,895	4,115	4,100	3,804	3,536	12,307	30,756

(1)	Provisional.
(2)	Excluding NGTA and Dresdner Accounts’ Repayments.

Source: UT, CBRT (Cross rates based on: 04/30/2015).

Table 93

Central Government External Debt Of Turkey (as of December 31, 2014)
(issued between January 1, 2010 and December 31, 2014)
	Agreement Date	Currency	Maturity (Years)	Outstanding Amount (Million USD)
Bond				29,668
Monetary Institutions	Various (05-Jan-2010 - 18-Nov-2014)	USD-EUR-JYP	Various (5 - 31)	29,668
Loan				9,296
Govermental Organizations	Various (28-May-2010 - 27-Jan-2014)	EUR-JYP	Various (15 - 25)	422
Monetary Institutions	Various (20-Jan-2010 - 08-May-2014)	USD-EUR-CHF	Various (5 - 22)	2,554
International Organizations	Various (24-Mar-2010 - 22-Aug-2014)	USD-EUR-ISD-SDR	Various (13 - 30)	6,319

Total				38,964

Source: UT

External Debt of Turkey (Public Guaranteed)

Table 94

(provided between January 1, 2010 and December 31, 2014) (dd.mm.yyyy)		External Debt of Turkey (Public Guaranteed)
Agreement Date	Currency	Debt Disbursed and Outstanding ($)	Maturity (Year)	Interest Type	Interest Rate / Margin
13.05.2010	EUR	$38,932,941.17	12.9	EURIBOR6MD	0.9
13.05.2010	EUR	$38,945,735.30	12.9	LIUSD6MD	0.62
13.05.2010	EUR	$44,124,000.00	12.9	EURIBOR6MD	0.28
13.05.2010	EUR	$48,475,000.00	12.9	LIUSD6MD	0.49
06.07.2010	USD	$100,000,000.00	24.8	WBSCLUS6	0.01
06.07.2010	USD	$200,000,000.00	24.8	LIUSD6MD	0.28
06.07.2010	USD	$200,000,000.00	29.5	LIUSD6MD	0.28
29.06.2010	EUR	$84,968,126.45	29.5	WBFSLREUR	1.05
13.08.2010	EUR	$5,515,500.00	13.2	EURIBOR6MD	0.05
13.08.2010	EUR	$7,445,925.00	13.2	EURIBOR6MD	0.27
13.08.2010	EUR	$8,273,250.00	13.2	EURIBOR6MD	1.05
13.08.2010	EUR	$11,031,000.00	13.2	EURIBOR6MD	0.27

13.08.2010	EUR	$11,031,000.00	13.2	EURIBOR6MD	0.90
27.08.2010	EUR	$21,274,077.73	17.6	FIXED	5.00
18.10.2010	USD	$20,999,999.98	9.1	LIUSD6MD	1.62
25.11.2010	EUR	$11,031,000.00	21.5	FIXED	3.86
28.12.2010	EUR	$51,093,385.80	12.0	FIXED	2.89
28.12.2010	EUR	$40,540,066.71	20.0	FIXED	2.75
05.04.2011	USD	$180,000,000.00	27.7	LIUSD6MD	0.48
05.04.2011	EUR	$96,852,180.00	27.7	EURIBOR6MD	0.48
22.06.2011	JPY	$39,520,064.11	25.0	FIXED	1.20
04.07.2011	EUR	$7,170,150.00	14.0	EURIBOR6MD	0.67
04.07.2011	EUR	$13,105,601.35	14.0	LIUSD6MD	0.80
04.07.2011	EUR	$13,237,200.00	14.0	EURIBOR6MD	0.91
04.07.2011	EUR	$15,000,000.00	14.0	LIUSD6MD	1.16
04.07.2011	EUR	$17,649,600.00	14.0	EURIBOR6MD	1.23
04.07.2011	EUR	$24,914,700.00	14.0	LIUSD6MD	1.52
04.07.2011	EUR	$27,577,500.00	14.0	EURIBOR6MD	0.70
04.07.2011	EUR	$27,577,500.00	14.0	EURIBOR6MD	1.13
04.07.2011	EUR	$27,577,500.00	14.0	EURIBOR6MD	1.16
31.10.2011	EUR	$17,820,000.00	9.6	LIUSD6MD	0.69
31.10.2011	EUR	$19,256,920.00	9.6	LIUSD6MD	0.75
31.10.2011	EUR	$34,747,650.00	9.6	EURIBOR6MD	0.27
31.10.2011	EUR	$38,608,500.00	9.6	EURIBOR6MD	0.52
05.12.2011	USD	$82,917,508.00	25.0	WBSCLUS6A98	0.49
05.12.2011	EUR	$22,343,665.65	25.0	WBVSLEUR6A09	0.49
05.12.2011	USD	$59,644,031.55	27.5	LIUSD6MD	0.46
05.12.2011	EUR	$76,444,830.00	27.5	WBVSLEUR6A09	0.47
09.12.2011	EUR	$41,366,250.00	13.5	EURIBOR6MD	0.69

09.12.2011	EUR	$47,448,947.37	13.5	FIXED	3.50
09.05.2012	EUR	$22,062,000.00	13.6	EURIBOR6MD	0.79
09.05.2012	EUR	$27,577,500.00	13.6	EURIBOR6MD	0.75
09.05.2012	EUR	$33,093,000.00	13.6	EURIBOR6MD	1.13
09.05.2012	EUR	$41,917,800.00	12.2	EURIBOR6MD	1.18
09.05.2012	EUR	$45,454,500.00	12.2	LIUSD6MD	1.62
29.05.2012	EUR	$27,577,500.00	7.5	FIXED	1.44
29.05.2012	EUR	$32,000,000.00	7.5	FIXED	1.72
28.06.2012	EUR	$55,155,000.00	8.5	FIXED	1.62
28.06.2012	EUR	$55,155,000.00	8.5	FIXED	1.94
28.06.2012	EUR	$65,600,000.00	8.5	FIXED	2.24
28.06.2012	EUR	$38,862,000.00	12.3	LIUSD6MD	1.22
28.06.2012	EUR	$49,639,500.00	12.3	EURIBOR6MD	0.91
28.06.2012	EUR	$16,546,500.00	10.3	EURIBOR6MD	1.24
28.06.2012	EUR	$16,546,500.00	10.3	FIXED	2.22
28.06.2012	EUR	$25,906,000.00	10.3	LIUSD6MD	1.69
28.06.2012	EUR	$25,906,000.00	10.3	FIXED	2.58
28.06.2012	EUR	$26,156,187.37	10.3	FIXED	7.70
04.12.2012	USD	$125,000,000.00	12.1	FIXED	3.00
04.12.2012	USD	$100,000,000.00	10.2	SWAP USD	2.72
20.12.2012	EUR	$130,170,000.00	8.6	LIUSD6MD	0.69
20.12.2012	EUR	$135,170,000.00	8.6	FIXED	2.35
26.03.2013	USD	$42,725,462.00	10.0	LIUSD6MD	1.50
25.04.2013	EUR	$11,031,000.00	11.5	EURIBOR6MD	0.69
25.04.2013	EUR	$11,031,000.00	11.5	FIXED	0.98
25.04.2013	EUR	$44,124,000.00	11.5	FIXED	0.73

24.04.2013	EUR	$16,546,500.00	11.5	EURIBOR6MD	0.74
24.04.2013	EUR	$20,000,000.00	11.5	LIUSD6MD	0.73
24.04.2013	EUR	$20,000,000.00	11.5	LIUSD6MD	0.88
24.04.2013	EUR	$27,577,500.00	11.5	EURIBOR6MD	0.74
24.04.2013	EUR	$33,611,200.01	11.5	EURIBOR6MD	0.73
03.06.2013	EUR	$27,577,500.00	10.1	EURIBOR6MD	0.19
03.06.2013	EUR	$27,577,500.00	10.1	EURIBOR6MD	0.21
03.06.2013	EUR	$33,093,000.00	10.1	EURIBOR6MD	0.32
06.05.2013	USD	$15,000,000.00	29.9	LIUSD6MD	1.00
06.05.2013	USD	$15,167,500.00	29.8	WBSCLUS6A98	0.80
22.08.2013	USD	$25,000,000.00	29.6	LIUSD6MD	0.47
15.07.2013	EUR	$27,577,500.00	9.0	EURIBOR6MD	0.52
16.09.2013	EUR	$55,155,000.00	9.9	FIXED	2.04
18.09.2013	EUR	$27,577,500.00	9.5	FIXED	1.93
18.09.2013	EUR	$27,577,500.00	9.5	FIXED	2.01
18.09.2013	EUR	$33,680,000.00	9.5	FIXED	2.69
18.09.2013	EUR	$34,395,000.00	9.5	FIXED	2.95
10.10.2013	EUR	$110,310,000.00	10.2	FIXED	3.20
24.10.2013	EUR	$55,155,000.00	9.5	EURIBOR6MD	0.65
24.10.2013	EUR	$55,155,000.00	9.5	EURIBOR6MD	0.74
03.12.2013	EUR	$6,728,910.00	9.6	FIXED	1.54
03.12.2013	EUR	$11,031,000.00	9.6	EURIBOR6MD	0.74
03.12.2013	EUR	$14,207,928.00	9.6	FIXED	0.97
03.12.2013	EUR	$14,372,841.45	9.6	EURIBOR6MD	0.33
03.12.2013	EUR	$38,608,500.00	9.6	FIXED	0.97
04.12.2013	EUR	$27,577,500.00	9.5	EURIBOR6MD	0.74
04.12.2013	EUR	$27,577,500.00	9.5	FIXED	0.65

04.12.2013	EUR	$31,025,000.00	9.5	FIXED	0.89
04.12.2013	EUR	$34,542,500.00	9.5	LIEUR6MD	0.66
04.12.2013	EUR	$55,155,000.00	9.5	EURIBOR6MD	0.41
19.12.2013	EUR	$73,356,150.00	7.8	EURIBOR6MD	0.32
30.12.2013	USD	$110,000,000.00	15.4	FIXED	3.95
19.12.2013	EUR	$67,865,000.00	12.2	LIUSD6MD	0.78
26.06.2014	EUR	$165,465,000.00	10.5	FIXED	3.10
02.12.2014	EUR	$27,577,500.00	12.1	FIXED	1.73
10.07.2014	EUR	$4,458,730.20	17.8	WBVSLEUR6A09	0.27
02.10.2014	USD	$129,593,912.83	15.4	WBVSLUSD6A09	0.30
08.07.2014	EUR	$6,600,000.00	9.5	LIUSD6MD	0.33
08.07.2014	EUR	$11,031,000.00	9.5	EURIBOR6MD	0.63
08.07.2014	EUR	$18,636,000.00	9.5	FIXED	2.67
08.07.2014	EUR	$19,800,000.00	9.5	FIXED	2.75
08.07.2014	EUR	$22,062,000.00	9.5	FIXED	1.32
08.07.2014	EUR	$38,608,500.00	9.5	FIXED	1.08
22.08.2014	USD	$30,475,000.00	27.6	LIUSD6MD	0.47
07.11.2014	EUR	$24,724,000.00	9.5	FIXED	2.72
07.11.2014	EUR	$88,248,000.00	9.5	FIXED	0.64
07.11.2014	EUR	$88,248,000.00	9.5	FIXED	1.07
07.11.2014	EUR	$123,920,000.00	8.1	LIUSD6MD	0.60
06.11.2014	EUR	$110,310,000.00	9.5	DIBSLIBOR1	1.00
10.12.2014	EUR	$27,577,500.00	12.1	FIXED	1.73

Source: UT

RISK MANAGEMENT

In order to increase fiscal discipline, transparency, accountability and effectiveness in the management of debt and claims, Law No. 4749 implemented an active risk management strategy and took measures to limit the potential effects of guarantees and on-lent loans provided by the Treasury. In this context, to establish the necessary legal and organizational infrastructure for the management of public debt and receivables on the basis of risk analysis, a Risk Management Unit was established. In addition, a Debt and Risk Management Committee was set up within the Undersecretariat of the Treasury to ensure coordination and efficiency in debt management. Within this framework, the debt management strategy is executed in line with the main principles of transparency, accountability and predictability.

With the help of this institutional infrastructure, the risk management unit has been fully operational since 2004 and continues to perform its routinely assigned duties, such as providing monthly and quarterly risk monitoring and analysis notes to the Debt and Risk Management Committee. Monthly and annual debt management reports have been published to discuss the developments in the area of public debt and risk management. Furthermore, the Risk Management Unit developed a debt strategy analysis model for the medium-term and produces valuation of the portfolio of explicit contingent liabilities of the state. Also, the Risk Management Unit produces cash flow reports, risk indicator reports and medium and long-term borrowing scenarios in order to evaluate financial risks.

The operational risk management activities regarding debt, cash and receivables management have been implemented since 2008. The existing operational risk management framework has been developed and used as an input in the completion process of Emergency and Business Continuity Plan (“EBCP”). The generation of business impact analysis and business flowcharts for critical processes have been used to improve institutional mechanisms and helped to develop the integrated strategies. In that regard, the finalization of EBCP has been a milestone regarding the management of operational risks.

The borrowing strategy aims to enhance transparency and the effectiveness of public debt management at an appropriate cost with a prudent level of risk. This is achieved through strategic benchmarking which has been used since 2004. Major components of this strategy, which are determined for a three-year period with a rolling basis in accordance with the aforementioned cost and risk analysis, are as follows for the period 2015-2017:

•	To borrow mainly in TL

•	To use fixed rate TL instruments as the major source of domestic cash borrowing and decrease the share of debt which has an interest rate refixing period of less than 12 months

•	To increase the average maturity of domestic cash borrowing taking market conditions into consideration and decrease the share of debt maturing within 12 months

•	To keep a certain level of cash reserve in order to reduce the liquidity risk associated with cash and debt management

Tight fiscal policies and the implementation of strategic benchmarks have made an effective debt management structure possible, which in turn has reduced risk premiums.

Significant progress has been made in decreasing the public debt ratio. The general government nominal debt stock defined by EU standards to GDP ratio declined to 40.0% at the end of 2008 and increased to 46.1% in 2009 with the impact of the global financial and economic crisis. However, since then this ratio gradually improved and decreased to 33.5% at the end of 2014 due to stronger growth and positive budget performance. The 2015-2017 Medium Term Program sets EU defined debt stock to GDP targets of 31.8% by the end of 2015, 30.0% by the end of 2016 and 28.5% by the end of 2017. Moreover, as a result of borrowing policies aimed at reducing the sensitivity of debt stock to interest rate and foreign exchange rate fluctuations, the share of both floating rate and foreign currency denominated debt decreased gradually over the last decade. The share of floating rate debt stock in the Central Government debt stock fell to 34.8% in 2014 from 46.6% in 2009 and the duration of TL - denominated cash based domestic debt stock increased to 28.9 months from 7.5 months in the same period.